FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.

(Translation of registrant’s name into English)

Plaza de Canalejas, 1

28014 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Grupo Santander’s 2005 Annual Report.

Item 1 Annual Report 05

“Santander registered in 2005 it highest profit ever, EUR 6,220 million, an increase of 72.5% from 2004.”

“The total dividend of EUR 0.4165 per share is 25% higher than in 2004.”

“The Santander share increased 22.12% in 2005.”

Emilio Botín Chairman

     Annual Report 2005

Key Group figures

Balance Sheet and Income Statement

Million euros	2005	2004	Var. (%)

Total managed funds	961,953	793,001	21.31
Net loans	435,829	369,350	18.00
Total customer funds	680,887	595,380	14.36
Net operating income	9,285	6,662	39.38
Ordinary attributable income to the Group*	5,212	3,606	44.54
Attributable income to the Group	6,220	3,606	72.50

Ratios

%	2005	2004

Efficiency	52.55	52.00
ROA	0.78	1.01
ROE (ordinary)*	16.64	19.74
ROE	19.86	19.74
BIS ratio	12.94	13.01
Non-performing loans (NPLs)	0.89	1.00
NPL coverage	182.02	165.59

The share

	2005	2004	Var. (%)

Number of shares (million)	6,254	6,254
Share price (euros)	11.15	9.13	22.12
Market capitalisation (million euros)	69,735	57,102	22.12
Ordinary attributable income per share (euros)*	0.8351	0.7284	14.66
Attributable income per share (euros)	0.9967	0.7284	36.84
Dividend per share (euros)	0.4165	0.3332	25.00
PER (share price/ordinary attributable income per share)	13.35	12.53

Other figures

	2005	2004

Number of shareholders	2,443,831	2, 685,317
Number of employees	129,196	132,001
Continental Europe	43,867	44,734
United Kingdom	21,121	25,331
Latin America	62,746	60,503
Financial Management and Equity Stakes	1,462	1,433
Number of branches	10,201	9,973
Continental Europe	5,389	5,233
United Kingdom	712	730
Latin America	4,100	4,010

* Excluding net extraordinary gains and extraordinary provisions.

     Annual Report 2005

Key Group figures

Attributable income to the Group

Million euros
6,220
5,212*
3,606
2004
2005

* Ordinary income (excluding extraordinary)

Earnings per share

Euros
0.9967
0.8351*
0.7284
2004
2005

* Ordinary income (excluding extraordinary)

Total managed funds

Billion euros
962
793
2004
2005

BIS ratio

%
13.01
12.94
2004
2005

Efficiency

%
52.0
52.5
50.0*
2004
2005

* Excluding Abbey

ROE

%
19.7
19.9
16.6*
2004
2005

* Ordinary income (excluding extraordinary)

Non-performing loans (NPLs)

%
1.00
0.89
2004
2005

NPL coverage

%
182
166
2004
2005

"The Santander share rose 43% between the acquisition of Abbey and the end of 2005."
Emilio Botín,
Chairman of Grupo Santander
Santander

Letter from the Chairman

Santander’s attributable
income rose 72.5% in 2005
to EUR 6,220 million,
its highest ever

The total dividend the Board proposes to the Shareholders’ Meeting amounts to EUR 0.4165 per share, 25% higher than the previous year

The year 2005 was an excellent one.

The Santander share increased 22.12%. Between July 26, 2004, when we announced the acquisition of Abbey, and the end of 2005, the share rose 43%. Santander is the largest bank in the Euro zone by market capitalisation.

The markets are beginning to recognise the Group’s performance. Attributable income was 72.5% higher in 2005 at EUR 6,220 million, the highest in our history.

Most of the extraordinary income from the sale of stakes was assigned to the provisions made for early retirements, a special restructuring plan for Abbey and strengthening the balance sheet. Excluding extraordinary provisions, the Group’s attributable income was EUR 5,212 million, 44.5% more than in 2004.

These earnings were generated by a solid base of recurring and diversified retail business, which constitute a guarantee for the future. The Board will propose to the Shareholders’ Meeting a total dividend of EUR 0.4165 per share, 25% more than in 2004. Including the shares issued for Abbey’s acquisition, the total amount allocated to dividends is 41.8% higher.

Main activities in 2005

Santander met all its goals in 2005. These were to improve retail banking performance in Europe, quick progress in restructuring Abbey; further gains in market share, full implementation of the business management model in Latin America and the timely sale of non-strategic positions.

Grupo Santander strengthened its competitive position in Europe, significantly enhancing its efficiency and increasing the profits generated in its branch networks in Spain - Santander and Banesto – and Portugal.

Abbey is ahead of schedule. It comfortably surpassed the cost cutting goals, stabilised revenues, and gave a substancial push to business activity. The three-year plan presented in October underscores our confidence in transforming Abbey

Abbey is ahead of schedule. It comfortably surpassed its cost-cutting goals and stabilised revenues from an essentially mortgage lending bank to a platform for efficiently distributing all products and services required by customers in the UK.

Consumer finance in Europe continued to expand, both organically as well as via selective acquisitions, and it now accounts for 9% of the Group’s attributable income.

In Latin America, retail banking took a qualitative leap forward with clear gains in market share and improved business management, laying the foundations for sustainable growth in the future. The region’s US$2,208 million of attributable income, mostly generated by retail banking, gives the Group, over and above its quantitative value, tremendous potential for growth and diversification.

Our investment in the US bank Sovereign directs the Group’s financial resources towards retail banking, diversifying our revenues in a market which is known to us and where we have had very positive experiences in the past. This investment will have, from the very beginning, a favourable impact on earnings per share.

In short, Santander enhanced its position in 2005, unique in international banking, which combines a solid recurring business model in Spain, Portugal and consumer banking in Europe with restructuring options (Abbey) and strong growth (Latin America).

Vision and global model

Santander has consolidated its deep-rooted local presence in the countries where it operates as one of its main strengths. But this is not preventing us from increasingly becoming an integrated Bank that exploits the best practices and competitive advantages at the international level. We have progressed towards common IT platforms, a common risks policy and a global business management model.

Letter from the Chairman

The share rose 43% from Abbey’s acquisition to the end of 2005

Santander’s strong position in Europe’s and Latin America’s most dynamic markets has enabled us to develop global skills in areas such as private banking, asset management and wholesale banking. These businesses continue to grow at a fast pace and make an increasing contribution to the Group’s total revenues.

The integration of mutual and pension fund business and insurance in Santander Asset Management and Insurance strengthens the economies of scale and the management and innovation capacities in these areas.

Integrated management of Wholesale Banking business is also producing excellent results. The global relationship model for corporate and institutional clients is achieving strong revenue growth and strengthening higher valued-added businesses.

The development of global products is helping us attain our goal of adding value to our international position. We created a Corporate Cards Unit which will serve all the Group’s commercial networks. We have also launched innovative customer treasury products, such as Santander Global Connect, which is being extended in Europe and Latin America.

Corporate Governance

We adhere to the highest international standards in corporate governance matters. Our model is based on full equality of shareholders’ rights and maximum transparency in our activities.

We attach particular importance to protecting the rights of minority shareholders, exceeding the regulatory requirements and scrupulously complying with the principle of “one share, one vote.” We were also one of the first Spanish companies to eliminate all the antitakeover measures in its by-laws.

As well as this Annual Report, this year you will find a Corporate Social Responsibility report and another document with the reports of the Appointments and Remuneration Committee and the Audit and Compliance Committee.

The Board is the core element of our corporate governance. We have an exceptional Board, which is well balanced between executive and non-executive Directors, all of them of recognised international experience, prestige and professional success.

During 2005 21,500 people from all the countries where Santander operates attended the Corporate Training Centre

During 2005 Mr. Luis Ángel Rojo Duque joined the Board. His extraordinary professional and personal qualities represent a great contribution to the Group. Mr. Emilio Botín O'Shea left the Board and I thank him for his contribution since he joined the Bank in 1989.We also had to lament the death of Mr. Elias Masaveu, who for many years made a valuable contribution as a Director.

Corporate Social Responsibility

The Group continued to strengthen its commitment to shareholders, customers, employees, society as a whole and the environment.

In 2005, we invested EUR 92 million in CSR, and with the same requirements of efficiency and effectiveness that would be applied to any other investment.

We continue to focus on higher education, which we believe is the best way to contribute to the social and economic progress of the countries where we operate. We already have wide-ranging cooperation agreements with 507 universities in 11 countries, and the Universia portal embraces 985 universities.

Grupo Santander City

Grupo Santander City, the bank’s new headquarters at Boadilla del Monte (Madrid) is now fully functioning and is a meeting place for the Group’s executives and professionals that strengthens our global reach.

During 2005, 21,500 people from all the countries where Santander operates attended the Corporate Training Centre. This fosters integration, the exchange of best practices and the dissemination of our values and corporate culture.

Looking ahead

Banking is enjoying a good period. Nevertheless, this is not a time for self-satisfaction but for strengthening the balance sheet, improving efficiency and preparing our Group for successfully facing any change in the international situation.

Our obligation and commitment is to work for the Group’s future. Our confidence in the future is based on:

Letter from the Chairman

2006 will be another good year for Grupo Santander

•	The recurring nature of our core revenues, based on a proven and successful retail banking model.
•	Our diversified activities in many countries.
•	A large customer base (66 million).
•	Positions in markets and business segments with strong growth potential.
•	Our proven capacity to extract from our products, services and IT platforms all the advantages of a large international group.

2006 will be another good year for Santander, given the very favourable trends of our businesses in Spain and Latin America.

Our market capitalisation has risen 68 fold over the last 20 years and our ordinary attributable income by a factor of 50. We will sustain this path in the future and consolidate Santander among the world’s leading and best banks.

We have an excellent team of professionals, who are well trained and motivated. They have successful career paths and access to the best continuous training programmes. I would like to thank every one of our 129,000 employees for their dedication and efforts.

We hope to continue to receive your confidence and support.

Emilio Botín

Chairman

"Grupo Santander achieved healthy, geographically balanced and sustainable growth."
Alfredo Sáenz
Second Vice-Chairman and Chief Executive Officer
Santander

Letter from the Chief Executive Officer

Grupo Santander took further steps in 2005 to consolidate itself as one of the world’s leading retail banks

The Group’s good results are based on significant growth in the most recurring revenues, strict cost control and excellent credit quality

The total return in 2005 on Santander’s shares, based on the rise in the share price and the dividend, was 26%, well above the 21% increase in the Spanish stock market. Only global banks with a strong investment banking component outperformed us, and this activity is much more volatile. We generated during 2005 EUR 14,800 million of value for shareholders.

Grupo Santander’s attributable income was 72.5% higher at EUR 6,220 million. Excluding net extraordinary capital gains, ordinary attributable income was EUR 5,212 million (+44.5%). This figure underscores Santander’s strong capacity to generate recurring income and, for the first time, includes Abbey, which contributed EUR 811 million. Excluding Abbey, attributable income increased 22% to EUR 4,401 million. All these figures are the highest in the Group’s history.

Earnings per share rose 15% to EUR 0.8351 (+37% including capital gains). This growth was lower than that of ordinary attributable income because of the initial impact of dilution from the capital increase for the acquisition of Abbey. Nevertheless, our plan to generate value at Abbey is exceeding our own expectations and we believe the impact of the purchase will begin to be positive in 2007.

2005, a good year

Grupo Santander took further steps in 2005 to consolidate itself among the world’s leading retail banks. The most noteworthy features of the year were business expansion, the growth in ordinary attributable income, Abbey’s integration and the strategic measures taken to enhance our future growth.

There were three drivers behind ordinary attributable income. First, notable growth in the most recurring revenues, backed by stronger customer business in all countries. Growth was healthy, balanced among the regions and, above all, sustainable as it was based on the strength of our branch networks and on our capacity to innovate.

Second, strict cost control, which enabled us to further improve the efficiency of the Group’s main units. This improvement allows us to go on investing in developing our business capacity, particularly in Latin America. Third, the Group’s excellent credit risk quality. The provisions assigned in 2005 were lower than in 2004 and we continued to improve our non-performing loans (NPLs) ratio and our coverage.

As well as these achievements, we developed strategic actions to achieve further gains in efficiency and productivity and open up new sources of growth for the future.

Of note among the measures to boost efficiency was the roll-out of the Partenón IT platform in Santander’s branch network in Spain. This is a large investment and our challenge now is to take full advantage of the improvement potential provided by this platform in terms of costs and business efficiency. Also of note is the creation of global specialist units for products and deepening the global focus of Wholesale Banking.

Furthermore, and as part of our policy of better use of capital, we sold stakes in non-strategic companies in order to invest in strategic businesses such as consumer finance and retail banking.

Lastly, we reached an agreement at the end of 2005 to acquire a stake in US bank Sovereign.

Continental Europe: revenue growth with flat costs

Continental Europe’s attributable income was 38% higher at EUR 2,984 million. In Europe, the Group continues to prove the effectiveness of our management model for developed economies: revenue growth with a continuous improvement in efficiency.

This area’s total net operating income

increased 20% and was notable for its consistency and diversification as all the large units registered growth of more than 15% in their net operating income.

In Spain, the stronger results of Santander and Banesto were due to an appropriate balance between greater business and efficient management of profitability. Mortgage business and lending to companies, particularly micro firms and SMEs, were very satisfactory.

Santander Consumer Finance is already one of the leaders in Europe’s structurally attractive market. New loans increased 24% and attributable income was up 46%, due to the twopronged strategy of organic growth and selective acquisitions.

Our businesses in Portugal also did well in 2005, despite the weak economic environment. Net operating income rose 16%, due to higher revenues and controlled costs. Attributable income increased 36%.

Of note among the other businesses was Banif, whose net operating income grew 47% and attributable income 20%.

Abbey: turning a mortgage bank into a full-service retail bank

When we acquired Abbey we said our goal was to return it to its appropriate position in the UK banking market because of its size and potential. We set three key objectives for 2005: stabilise recurring revenues, boost productivity and reduce its heavy costs structure. We exceeded all our initial forecasts.

This positive performance is underlined by Abbey’s contribution to the Group, in its first year, of EUR 1,408 million of net operating income and EUR 811 million of attributable income.

Our goals are ambitious and we have drawn up a three-year plan to achieve them. This plan aims to make Abbey the best retail bank in the UK. We have a new business model, we are stepping up our sales capacity and are working on a new IT platform, for the whole Group, which will generate greater cost savings as of 2008. We want to expand Abbey’s franchise and create a full-service commercial bank, growing cards, consumer and companies businesses strongly.

This growth must go hand in hand with significant improvements in efficiency and earnings, and attain, as the plan foresees, a ROE of close to 20%. We are optimistic about achieving in 2007 a return on investment higher than our cost of capital.

Letter from the Chief Executive Officer

Strict cost control improved the efficiency of the Group’s main units and enabled us to continue investing in developing our business capacity

Latin America: focus on retail business with customers

The positive trend of previous years in Latin American economies was confirmed in 2005, when the region’s GDP grew by more than 4%. The improvement in the region’s macroeconomic situation was due to the implementation over the last few years of orthodox fiscal and monetary policies, which have strengthened public sector finances considerably.

Our positioning, unique in the region, is enabling us to strongly expand business with customers and substantially boost the most recurring revenues. Net operating income increased 32% in dollars, the currency used to manage the region, and attributable income was 21% higher at US$2,208 million.

We focused in the three main markets for the Group on strengthening recurring business. Business volumes rose notably, and we increased the level of linkage and the number of customers. Lending in Brazil rose 42% and customer funds 24%, pushing up net operating income by 43% and attributable income to US$734 million. Mexico’s net operating income rose 24% and Chile’s 30%. The gain in market share in Chile is significant and it now stands at more than 20%.

Business volumes and earnings were also generally higher in the other countries where we operate. The performance in Colombia and Venezuela was particularly noteworthy and Argentina is gradually recovering.

Global areas: taking advantage of latent synergies

We are making the wholesale banking businesses we have in each country more globally integrated. Wholesale banking is by its nature a global business and it should be managed as such. We have a great opportunity to generate more business in this area because we are not yet extracting all the value from being an international bank.

Revenues increased 9% in 2005, spurred by the improved coverage of our corporate clients through the Global Relationship Model and the greater proportion of customer revenues in the markets area.

We also deepened the global focus of Asset Management and Insurance. Among the measures we took were integration of the asset management businesses, the creation of a Global Insurance Unit and extending the activity of Optimal, our specialist in alternative fund management. Total revenues from mutual funds, pension plans and insurance amounted to EUR 3,696 million, 63% more than in 2004. These are very relevant revenues, because of their volume and quality, as they are very recurring, produce high returns and have low volatility.

Lastly, the Global Cards Unit is extending its mono-product business management model, successfully launched in Mexico, to other Latin American and European countries, particularly Spain and the UK, where our position offers us excellent growth opportunities.

Opportunities for improvement

Even though 2005 was a very good year, there is inevitably room for improvements. In my view we must go further in 2006 and:

•

Step up the bank’s global integration in a flat world without frontiers. Unless we do this we will not be able to take advantage of all the revenue opportunities and economies of scale in the increasingly globalised market. We have been extending the areas we manage globally, which is basic to wholesale banking, asset management and consumer finance, to include other businesses (cards, insurance, etc.) and to the various support areas such as technology and operations, creating corporate “factories” that specialise in products.

•

Be more efficient. We have improved the Group’s efficiency ratio over the last few years. However, we still have ample leeway to improve in those areas of the Group where we have been investing in business capacity, and where we should now begin to improve costs.

•	Enhance customer service quality, particularly in the most mature markets. In an increasingly competitive environment we have to make customers the mainstay of the business.

Growth drivers

The global economy grew briskly in 2005. We began the year 2006 with the main economies aligned in strong or improving growth. The outlook for banking is positive. We must not forget, however, that the global economy has been growing for almost 10 consecutive years and structural cuts in interest rates have enabled lending and retail and wholesale banking businesses to grow strongly. There are also potential risks stemming from well-known imbalances in the global economy. Cycles are an inherent part of the economy and we must be ready for changing macroeconomic scenarios.

We are preparing to increase business in a structural way and not through the market’s cyclical growth. I believe Santander is an excellent investment for the future because we have seven levers that will give us structural growth opportunities over the next five years:

1) In mature markets, where we expect constant growth in competition, only the most efficient banks will be able to grow on a sustained basis. Our policy of revenue growth with flat costs, supported by our technological advantage, should give us economies of scale and improvements in efficiency.

2) Globalisation provides a big opportunity in emerging markets. Grupo Santander has a strong presence in these markets through its very solid position in Latin America, which should enable the Group to grow structurally.

3) Abbey is another opportunity for growth. We can generate more income by substantially improving efficiency in business and costs, using the same IT platform as in Spain. This will extend the period of efficiency improvements in the medium term.

4) The Americanisation of the global consumer is structural. Low interest rates have put consumer finance on a path of solid expansion. Santander Consumer Finance is the European leader and we will continue to strengthen this area.

5) Develop Global Wholesale Banking on the basis of predominantly local corporate banks. This will give us economies of scale in product knowhow and costs, and a more effective relationship with large corporate clients.

6) An opportunity to obtain global synergies. The greater integration of support areas will produce synergies in corporate costs. We must also progress further in the integration and global vision of the various business models in order to boost productivity and efficiency.

7) Reassign capital from non-strategic areas to key areas of the bank such as consumer and retail banking, both organically and inorganically, and exercise strong discipline in capital.

Letter from the Chief Executive Officer

We will focus in 2006 on accelerating global integration, improving service quality and efficiency

These seven levers are avenues for structural growth in the Group’s income which are rarely subject to the ups and downs of economic cycles. We believe they constitute our advantage over other banks and will be reflected in recurring and sustained growth in earnings per share in the medium term.

Outlook and priorities in 2006

The Group’s management in 2006 will focus on capitalising and increasing our options for generating recurring revenues and improving operational efficiency. This will be done by continuing to invest in technology and by improving and expanding our branch networks, always making control of costs and credit quality basic priorities of management.

In Europe we are striving to increase business productivity. The full availability of the Partenón IT platform in Spain, which is being rolled out in Portugal, the UK and Santander Consumer Finance, will help to achieve this. The Santander branch network will concentrate on attracting individual customers and increasing their linkage, backed by the launch of the “We want to be your bank” plan. Abbey’s transformation of business will produce stronger activity and revenues and further cost savings. In Latin America we will capitalise on the investments made in recent years to expand retail business.

Our consumer banking business will continue to grow at a fast pace, driven by the greater penetration and critical mass achieved in some countries after the latest acquisitions. Lastly, we are going to develop selective wholesale business more strongly in the markets where we operate.

To strengthen all businesses, the Group reviews its business plan (currently the I06-I08 Plan) every year. We want to ensure future growth by examining the challenges and opportunities of each business and market. This means continuously reviewing projects and activities in search of new business options and gains in productivity.

To achieve these ambitious goals, Santander has an excellent team of professionals with the best capacity and motivation, and which is continually being improved and renewed.

We are confident 2006 will be another excellent year for Santander, enabling us to continue to increase shareholder value. All of us in the Group will devote our efforts to ensuring that it is.

Alfredo Sáenz

Second Vice-Chairman

and CEO

The Santander Model enables us to go from being a “multilocal” bank to an integrated and globalised bank

The Santander model

Santander combines

leadership in retail banking

in local markets with strong

global capacities.

Customer-focused management produces strong relationships and customer retention, which is our strategic priority.

Santander branch in Madrid, Spain

The Santander Model has produced superb results, underscored in 2005 by the full incorporation of Abbey to the Group, significant growth in all businesses in Continental Europe and the stronger position in Latin American markets.

This model aims to develop global areas, which can leverage the closeness to customers provided by the strong local retail banks. These globally managed areas provide global service which can exploit synergies, best practices and competitive advantages at the international level.

The Santander Model rests on five pillars:

•	customer-focused management, which forges closer relationships and customer retention, through better quality service, which is our strategic priority.
•	efficiency, which comes from an exacting discipline in costs, but also through state-of-the-art global technology.
•	credit quality with our own internal models based on management of global tools.
•	disciplined use of capital, as a limited resource, which should be assigned to those businesses that generate higher potential profitability.
•	Global vision: global capacities and common corporate policies combined with local management.

This model gives the Bank great growth potential in our main businesses:

•	Retail Banking Continental Europe
•	Retail Banking Abbey
•	Retail Banking Latin America
•	Asset Management and Insurance
•	Global Wholesale Banking

Moreover, at the global level, the Santander Model provides:

•	global synergies, which enable us to go from being a “multilocal” bank to an integrated and globalised bank.
•	reassign capital, selling stakes in industrial companies and investing in banking business.
All of this is backed by a team of 129,000 employees in the countries where we operate.

“No bank is better at retail banking than Santander” Euromoney, July 2005

Our businesses

The “Best Bank in the World” (according to Euromoney) surpassed its goals for 2005 and generated EUR 6,220 million of attributable income

In June 2005, Euromoney magazine chose Santander the year's Best Bank in the World. This was the first time a Spanish bank won this major award, which recognises the Group's outstanding growth over the last 20 years and validates its strategy, which in 2004 included the acquisition of Abbey.

Matías Rodríguez Inciarte

Third Vice-Chairman

This recognition by the leading magazine on banking and international finance came in a year when Santander's attributable income increased 72.5% to EUR 6,220 million.

Santander carried out its business in a year when the global economy grew by around 4%, although with clouds on the horizon in the last months of the year because of higher oil prices.

In this environment, Santander maintained its organic growth strategy in its traditional markets, where it substantially improved business and operational efficiency as a result of its technology, customer management model and increasingly greater global capacities. These enable it to extract cross-border synergies and provide differentiating growth opportunities for the Group.

The excellent results in 2005 came from all the Group's businesses, which grew on a sustained basis; although the focus is still retail banking (84% of the total revenues of the operating areas and 78% of income before taxes).

The high credit risk quality is reflected in a low ratio of non-performing loans (0.89%). The Group's efficiency and capital ratios also improved significantly.

Our ordinary attributable income, excluding the capital gains from the sale of non-strategic stakes, increased 45% thanks to the strong growth of recurring revenues in Continental Europe, the dynamism of customer banking in Latin America and Abbey's contribution of EUR 811 million attributable income in its first year as part of the Group.

Euro zone

Santander consolidates itself as the euro zone's leading retail bank

Santander has a clear leadership position in Spain, it is the second largest private sector bank in Portugal in terms of profits and has the leading consumer finance franchise in Europe with high market shares in Spain, Portugal, Germany, Poland and Norway.

In Continental Europe, Santander conducts retail banking as well as consumer finance in eleven countries, including, in particular, Spain, Portugal, Germany, Poland and Norway.

It also has global businesses (Asset Management and Insurance and Global Wholesale Banking).

Continental Europe, which generated 54% of the attributable income of the Group's operating areas in 2005, registered a notable rise in revenues, reflecting the good performance of net interest income. Costs were almost flat and loan-loss provision needs were lower because of the already high credit risk quality and application of the International Financial Reporting Standards (IFRS).

Its attributable income was 38.2% higher at EUR 2,984 million, backed by all retail banking units as well as asset management and wholesale banking.

Spain

Santander Network

The Santander Network in Spain had an extraordinary year, with new and innovative products, such as the “Super Revolución” mortgage or the campaign for the direct deposit of payrolls to accounts with advantages for the payment of telephone, gas and electricity bills.

Of particular note were the 70,000 new mortgages for a total value of EUR 11,500 million, thanks to the success of the “Super Revolución” mortgage. This loan, designed to help young people get a foot on the housing ladder, is distinguished by its long maturities and a fixed interest rate during the first five years.

The Partenón IT platform was installed in all Santander branches in Spain. This will boost efficiency and service quality and, consequently, the loyalty and winning of new customers.

Banesto

Banesto also exceeded its targets for efficiency, profitability and gains in market share one year ahead of what was scheduled in the 2004+2 Plan.

Yet again it stood out for its value-added products for companies and individual customers, such as Banesto Selección, a new service for managing portfolios and e-billing.

Both Banesto and Santander are preparing for a possible slowdown in Spain's mortgage market by diversifying into other business segments with strong growth potential such as consumer credit, SMEs and cards.

Banif

Banif specialises in maximum quality private banking, with increasingly tailor-made products and personalised attention. Both business and earnings grew significantly in 2005. Banif has an ambitious plan for 2006 to open new offices as part of strategy of getting closer to customers in order to be their financial advisor.

Portugal

In Portugal, Santander Totta doubled its attributable income in four years to become the country's second largest private sector bank. This was achieved through a significant increase in mortgages, insurance and cards. The bank's excellent performance is all the more noteworthy as it happened against a background of low economic growth.

The Crédito Habitação, Super Tranquilo, Crédito Automóvel Super Tranquilo and the Cartão Premium Travel products were all very well received.

Santander Consumer Finance

The consumer finance business in Europe is grouped under the Santander Consumer Finance Brand, which operates in 11 countries: Spain, Portugal, Germany, Italy, Austria, the Czech Republic, Poland, Hungary, Norway, the Netherlands and Sweden. Spain, Germany and Italy manage 90% of EUR 31,849 million in assets.

Enrique García Candelas Executive Vice-President Retail Banking Division	Ana P. Botín Executive Chairman Banesto	Juan Rodríguez Inciarte Executive Vice-President Europe and Consumer Finance Division	Antonio Horta Osorio Chairman Santander Totta	Javier Marín CEO Banif
Million euros	Santander Network	Banesto	Santander Consumer Finance	Santander Totta	Banif

Customers (millions)	7.6	2.3	7.7	1.8	0.1

Branches (number)	2,669	1,703	267	693	42

Lending *	92,145	49,973	30,008	25,861	2,130

Managed customer funds	97,627	71,231	18,868	26,613	24,400	***

Net operating income	2,101	1,140	1,073	498	61

Attributable income	1,285	498	487	345	24

Efficiency**	44.0%	42.6%	33.9%	49.4%	54.6%

(*) Deducting the impact of securitisations

(**) Including amortisations.

(***) Total assets under management included deposited equities

Santander Consumer Finance strengthened its presence in Europe during 2005 with strong organic growth, the acquisition of 100% of Norway's Bankia Bank and the purchase of 50.001% of Portugal's Interbanco for EUR 118 million.

The acquisition of Interbanco makes Santander Consumer Finance the leader in auto finance in Portugal (13% market share of new vehicles).

Santander Consumer Finance began to operate in the UK in August 2005, through a new institution, Santander Consumer Finance UK. This company will initially dedicate itself solely to auto finance and expects to become one of the three leaders in the UK market, Europe's largest in terms of consumer lending, over the next five years.

Particularly noteworthy in 2005 was the campaign in Italy to attract deposits and the commercial relaunching of Openbank, the direct banking unit in Spain.

Openbank has a full range of products, 338,000 customers and EUR 5,400 million of managed funds.

Sterling zone

Abbey contributes £555 million of
attributable income to the Group

Just one year after it was acquired, Abbey surpassed its forecasts for cutting costs, stabilising revenues and relaunching business. The Partenón IT platform and the Santander business model will help Abbey become the best retail bank in the UK.

Abbey launched its first offensive to bolster its position in 2005. New mortgages, its traditional strength, increased 10%, a faster pace than its main competitors. Two products were launched in 2005. Flexible Plus Mortgage Deal for Life provides flexibility in payments as they can be increased, reduced or postponed, while No Fee Mortgages enables customers to change their mortgage to Abbey free of charges and fees. Both products are sold both in branches and by cahoot, Abbey’s online bank.

In the new segments where Abbey wants to be more competitive a revolutionary product was launched in October: the remunerated deposit with an interest rate of 6% during 12 months, with no commissions.

These products, together with the improvement in efficiency, enabled Abbey to contribute £555 million (EUR 811 million) of attributable income.

The three-year plan presented in October aims to maintain the market share of those products which already have a significant position, such as mortgages, and increase Abbey’s presence in other segments to transform the bank into a full-service retail bank with a wide range of products and services.

The objective is to make Abbey the UK’s best retail bank

•	the best for customer and employees
•	the most efficient and profitable.

The main elements to achieve this are:

•	quality of service
•	cross-selling
•	customer retention
•	efficiency

Installing the Partenón platform will produce permanent improvements in costs as it reduces the size of the back and middle offices, increases the productivity of branches and cuts IT costs. Partenón will give Abbey a structural competitive advantage over its competitors in the UK, improving its business efficiency and knowledge of its customers.

The enhanced sales capacity is reflected in the growth in gross mortgages, in capturing of savings and in personal loans.

Our businesses

From left to right: Jorge Morán,
Lord Burns and Francisco
Gómez Roldán, COO, Chairman
and CEO of Abbey, respectively

Francisco Gómez Roldán
CEO, Abbey

2004

When we announced the acquisition we committed ourselves to:

•     Cut costs by £300 million in three years

•     Stabilise revenues in 2005 and increase them by £150 million by 2007

•     Relaunch the bank commercially

2005

We managed to: • Reduce costs by £224 million (75% of the three-year goal) • Increase recurring revenues by 4% • Relaunch the bank: new corporate image, excellent management team, business focus

2006 - 2008

Three-year plan:

•     Transform Abbey from a mortgage bank into a full-service retail bank

•     Boost revenues by between 5% and 10% a year over three years

•     Efficiency ratio of 45%

•     ROE of 18%

•     Cover the cost of capital in 2007

Abbey in figures

Million sterling
Customers (millions)	18.3

Branches (number)	712

Lending	117,732

Managed customer funds	155,609

Net operating income	963

Attributable income	555

Efficiency*	63.2%

(*) Including amortisations

Dollar zone

Santander achieves
strong growth in Latin America in
customer business

Santander, the largest financial franchise in Latin America, obtained excellent results thanks to the strong drive in sales and a focus on priority business lines and countries.

The business environment was good in 2005. The region’s economy grew by 4%. The main countries continued to implement macroeconomic policies to control inflation and obtain sustainable growth.

The Group’s model in Latin America is very much focused on the customer and backed by technology. The results reflect strong growth in retail business. Customer lending and funds grew on average by more than 20% in Brazil, Mexico and Chile.

Santander is the best prepared financial group to generate value in a region of high development potential, with a market of 450 million people with low levels of “bankarisation.”

We have eight guidelines for management:

1.	Organic growth: foster “bankarisation” in the region.
2.

Culture of growth and sales: focus on retail customers, global products (means of payment, foreign trade, transactional banking, funds and insurance) highly segmented on the basis of countries and customers.

3.	Effective and productive business: establish objectives to improve revenues.
4.	Manage predictable risks: use new technologies and risk management tools.
5.	Technological efficiency anddiscipline in costs: complete the installation of the New Technological Plan (Altair) and new investments in technology.
6.	Human capital: strengthen training at all levels.
7.	Santander brand: single brand as of 2007.
8.	Capital strength and financial discipline: BIS capital ratios higher than the regulatory minimum.

Brazil

Santander Banespa’s commercial strength and focus on customer activity has enabled it to achieve very significant growth. Lending increased 42% in 2005 and the aggregate of customer deposits and mutual funds rose 24%. Gross operating income grew 33% and attributable income amounted to US$734 million.

The “Prestamista” loan and the Platinum card were the year's two most successful products.

Our businesses

Francisco Luzón Director Executive Vice-President, Americas Division	Gabriel Jaramillo Chairman Santander Banespa	Marcos Martínez CEO Santander Serfin	Mauricio Larraín Chairman, Santander Santiago

	Santander Banespa	Santander Serfin	Santander Santiago
Million US$

Customers (millions)*	7.1	9.4	2.9

Branches (number)	1,897	1,005	401

Lending	12,584	15,616	17,657

Managed customer funds	29,494	42,690	30,221

Net operating income	1,524	816	742

Attributable income	734	468	420

Efficiency**	52.5%	54.1%	45.4%

(*) Retail banking customers and participants in pension plans.

(**) Including amortisations

New technology, which will modernise processes, structures and business capacity, and the maturity of growth projects begun in 2004 and 2005 (means of payment, bancassurance, consumer finance, etc) will generate value in a country that is growing fast.

Mexico

Business growth was reflected in savings, which grew 21%, due to a large in crease in mutual funds and in individual customer deposits. New lending activity rose 35%.

Revenues increased 23%. Of note was the contribution of the “Nómina” product.

Attributable income was 16% higher at US$468 million.

Chile

Santander’s growth in Chile was noteworthy, with income rising at rates of more than 45% thanks to the good performance of revenues and costs. It is the leading bank in the country and has great opportunities to continue to grow in an environment of strong economic and business dynamism.

Bank savings (deposits+mutual funds) grew 16%. Lending was up 19%, spurred by the segments of SMEs (+33%), cards and consumer finance (+42%) and mortgages (+15%). Gross operating income increased 22% and attributable income was 45% higher at US$420 million.

The “Titanio” and “Superexpress” cards were noteworthy products.

Grupo Santander in Latin America

*US$ million
Countries	10

Number of branches	4,100

Number of employees	62,746

Retail banking customers	20,3

Participants in pension plans	8,0

Lending*	59,884

Managed customer funds*	145,446

Net operating income*	3,886

Attributable income*	2,208

Attributable income by countries

US$ million
	Atributable Income	% Change

Brazil	734	4.10

Mexico	468	16.25

Chile	420	45.48

Venezuela	165	38.67

Argentina	97	188.62

Puerto Rico	60	2.71

Other countries	120	17.60

Santander Private Banking	144	24.79

Total	2,208	21.02

In 2005, Santander fully achieved its objectives in Continental Europe, the UK and Latin America

Global Businesses:

Asset Management and Insurance

Asset management and

insurance moved further

toward becoming a

global business in 2005

The fund management units in all the countries and markets where Santander operates were unified under the Santander Asset Management brand.

Joan David Grimà

Executive Vice-President,

Asset Management and Insurance Division

Asset Management and Insurance generated income before taxes of EUR 688 million, 86% more than in 2004 (+37% excluding Abbey).

Santander Asset Management

Santander Asset Management continued to consolidate itself as a global business, combining knowledge of markets and local needs with the Group's global capacities in the development and management of new investment alternatives. The focus of activity was on developing value-added products and providing personalised advice to customers, tailored to suit their risk profile.

Managed assets amounted to more than EUR 138,000 million in 14 countries. Of note was Spain (EUR 84,000 million) where Santander is consolidating its leadership position in mutual funds and individual pension plans.

In real estate funds, which amounted to EUR 3,300 million (market share of 51%), we were also leaders in Spain. Optimal, our specialized institution for alternative management, managed EUR 4,200 million (+48%).

In Latin America, Santander is the leading international financial group in terms of mutual funds.

Santander Private Equity created the “Fondo de Inversión Santander Infraestructuras FCR” in 2005. This EUR 184 million fund is the first of its kind in Spain for investing in infrastructure and for cooperation between public institutions and private initiative.

Santander Insurance

Santander Insurance distributes insurance to customers through the commercial branch networks, using its own insurance companies in countries where business volumes make it necessary to develop profitable products.

Total revenues from the insurance business in the Group came to EUR 1,740 million, up 153.8% compared to 2004 (+30.4% excluding Abbey).

Global Businesses:

Global Wholesale Banking

The Global Wholesale

Banking Division added

new markets and consolidated itself as an

integrated business unit

Given the Group’s size and the increasing globalisation of clients, markets and products,Santander decided in 2005 to deepen the global focus of Wholesale Banking and integrate the operations in Latin America and Portugal to strengthen its competitive position.

Adolfo Lagos Executive Vice-President Global Wholesale Banking Division

Global Wholesale Banking focuses on Corporate Banking, Investment Banking and Markets. It is present in 21 countries and employs 2,200 professionals.

The division’s pretax income increased 22% to EUR 1,069 million, sustained by the increasing contribution of value-added business with clients.

The business revolves around three poles:

Clients: corporate and institutional. The main clients operate within the Global Relationship Model designed to provide an integrated service of all products in all areas of the world.

Products: global transactional services, investment banking and markets.

Geographic areas: Spain, Portugal and Latin America, particularly Brazil, Mexico and Chile.

The two main lines of growth in Global Wholesale Banking are continued building of the presence in Spain, Portugal and Latin America and the gradual, selective expansion of business to Europe.

These two lines were seen in various projects in each of the business areas.

Of note in Investment Banking was the launch of “Triana” and “Pinar” projects designed to meet the commercial network customers’ needs for Corporate Finance and Structured Finance products, and the Atlántico project, which entails the expansion of the Project Finance business to Europe and the United States.

In the markets area, the Group has Santander Global Connect (SGC), which distributes risk management solutions to retail clients in Spain and Portugal, and Santander Global Management (SGM), for corporate and institutional clients. Both projects performed well; sales of derivatives increased by more than 100% in the case of SGC and 30% in SGM.

Santander is deepening the global integration of wholesale banking businesses in each country where it operates. This will produce economies of scale and a more efficient relationships with clients.

Global Businesses:

Private Banking

Santander Private Banking manages US$ 24,000 million in assets

Santander is ranked among the Top 25 in private banking worldwide in terms of assets under management.

José Manuel Maceda Executive Vice-President Santander Private Banking

Santander Private Banking, the international private banking arm of the Group, provides financial advice to high net worth individuals and families.

The unit manages assets of US$24,000 through banking centres in Miami (USA), Geneva (Switzerland) and Nassau (Bahamas).

Business performance was very positive in 2005, with growth of 12% in volumes, of 15% in revenue and around 25% in attributable income

The efficiency ratio declined from 46% to 43%.

These results were recognised by Euromoney magazine, which named Santander Private Banking the Third Best Private bank in Latin America.

Including the private banking businesses of the different banks in the Group, Santander ranks among the Top 25 Global Private Banks in the world in terms of assets under management.

Global Businesses:

Means of Payment

The Global Cards Unit, Santander Cards, was created in 2005

Santander Cards billed EUR 88,400 million in 2005 with 49 million credit and debit cards issued.

Ramón Tellaeche Manager of Santander Cards

The Global Cards Unit, Santander Cards, was created in 2005.

This unit, which reports directly to the CEO, manages, with the local units, product development, information management, marketing, risk management and channels of distribution. The aim is to develop and transfer the best practices and take advantage of the synergies and economies of scale at the Group level.

Results were excellent. Gross operating income was 26.3% higher at EUR 1,266 million. Lending continued to grow by more than 50% (more than EUR 5,000 million).

Rigorous management of the business drivers contributed to growth in the total number of credit and debit cards to 49 million.

Global Vision and Model

The Group’s presence in two continents and three currency zones - the euro, sterling and the dollar - provides geographic and business diversification. All of this is combined with strong global capacities shared by all business units.

Technology

•

A single IT platform is being put into place with the roll-out of Partenón throughout the Santander Network in 2005, and in Abbey, Santander Totta and Santander Consumer Finance before the end of 2008. Partenón provides a global view of customers and at the same time cuts costs.

•	In Latin America, implementation of the Altair platform continued by consolidating systems and eliminating non-strategic platforms.
•	The Alhambra project will produce technological convergence between the Altair and Partenón architecture, and will be the base for Santander’s future technological strategy.
•	The Corporate Unit of Operations will be responsible for supporting the roll-out of Partenón in Various bank of the Group

Risk Management

•	Santander has a common risk management model which is adapted to the features of local markets.
•	The risks function has a global reach which affects different types of risk and ensures integrated treatment of the customer.
•	The Risks Committee establishes the risk policies and supervises the levels of risk assumed by the Group.
•	Tools have been developed to quantify the global risk profile in terms of economic capital as well as risk adjusted return.

Image and Brand

•

The Santander brand, which will cover all the Group’s units in 2007, synthesizes the Group’s identity, essence and positioning and transmits a global scope regardless of the strategy in each market, channel or product.

•	The Group continued to progress towards a standard brand during 2005. Abbey’s new brand, which incorporates the flame and the red colour, is a clear example.
•	In 2006, Santander Banespa brand will be adopted in Brazil. Mexico will go from Santander Serfin to Santander throughout the year.
•	Banesto, as an exception, will keep its own corporate identity.

Quality of Customer Service

•	The Corporate Customers Unit was created in 2005, to develope a new standard model in all countries based on customer and service metrics.
•	Focus on the customer is one of the key elements of the Santander model. We want to achieve the highest indices of customer satisfaction, as a base for a stable and lasting relationship.
•	This is backed by three requirements:
-	Maximum quality service and a high degree of knowledge of the customer.
-	Innovative products and services, tailored to customers’ needs.
-	The best technological architecture in order to facilitate rapid and efficient solutions.

Managing the Group’s Executives

•

In 2005, the Model for Managing of Executives was established, laying the foundations for the development of the Group’s human capital. The model includes the formal setting of objectives at all levels, formal annual reviews of jobs and variable remuneration consistent with the evaluation.

•	A new structure has been created for executives, part of which is of a corporate nature and is managed by a specialised unit.
•	The Corporate Centre of Training and Development is a key element for the development of the Group’s executives.

Internal Auditing

•	The Internal Auditing Division supervises compliance with and the effectiveness of internal control systems, as well as the reliability and quality of accounting data.
•	It uses global methodology - audited and endorsed by AENOR - for all units and countries.

Compliance and Prevention of Money-Laundering

•

The Group has policies, procedures, Codes of Conduct and internal controls to defend its integrity and reputation and to ensure strict compliance with regulations and applicable standards. The organisational structure is designed to assure this is applied across-the-board in the Group:

-	There are a General Code of Conduct, a Code of Conduct for Equities Markets and Specific Codes for other activities, such as Stock Market Research, Mutual fund management, etc.
-	Policies and procedures to avoid money-laundering.
-	Procedure for the approval of new products.

General Intervention and Management Control

•

General Intervention draws up the Group’s consolidated accounting information in accordance with the best international practices. It manages the relationship with the banking supervisor and provides the guidelines for the adoption and application of the financial system’s regulations.

•

Management Control coordinates the process of drawing up the unit’s budgets and establishes each one’s contribution to the Group’s global business, as well as the degree of acomplishment of their goals.

Financial and Economic Capital Management

•

Financial Management is responsible for global management of the structural risks of interest rates, exchange rates, credit and liquidity. It defines on a centralised basis the policies and strategies and leaves it to the local business units to execute them.

•	It also analyses and manages the Group’s economic capital, in order to assign it more efficiently among business units on the basis of their capacity to create value.

Procurement

•	The Global Procurement Model of Purchases takes advantages of the Group’s scale and diversity in negotiations, helping to reduce costs.
•	In 2005, this model was fully adopted in seven countries where the Group operates with a perimeter of purchases of EUR 1,900 million.
•	The global procurement area is structured into five categories: Technology and Telecommunications, Advertising and Marketing, External Services, Supplies and Infrastructure.
•	Over the next three years the cost savings target for the Group is EUR 300 million.

The annual cumulative yield of Santander's share in the last ten years was 17.44%, one of the highest in the market

The share

The Santander share price increased 22.12% and the dividend 25% in 2005

Market capitalisation at the end of 2005 stood at EUR 69,735 million, making Santander the world’s 10th largest financial group by market value.

José Antonio Álvarez

Executive Vice-President, Financial Management and

Investor Relations Division

The Santander share ended 2005 at EUR 11.15, up 22.12% from a year earlier and outperforming its benchmark indices - Spain’s Ibex-35 (+18.20%), the Dow Jones Euro Stoxx 50 (+21.27%) and the FTSE Euro Top 100 (+21.56%) which respectively cover the 50 and 100 most highly-capitalised listed companies in Europe.

The bank’s market capitalisation was EUR 69,735 million at the end of 2005, making Santander the world's 10th largest financial group by market value, the fourth in Europe and the first in the Euro zone.

The trading volume of Santander shares traded during 2005 amounted to 16,226.4 million shares, making it one of the most liquid stocks in Spain’s Ibex, the FTSE Eurotop 100 and the Dow Jones EuroStoxx 50.

Dividend per share payments

		Euros

First dividend	1.08.05	0.09296

Second dividend	1.11.05	0.09296

Third dividend	1.02.06	0.09296

Fourth dividend	1.05.06	0.13762

The Santander share was listed on two new markets during 2005, London, in July, and Mexico, in October. The share is now listed on the four Spanish stock markets and in London, New York, Milan, Lisbon, Mexico and Buenos Aires.

Shareholder return

Direct remuneration received by shareholders in the form of dividends charged to 2005 income will amount to EUR 0.4165 per share, 25% more than in 2004 - the largest increase in the past 17 years. It is distributed, as usual, in four quarterly payments. The first three of EUR 0.09296 gross per share have already been paid (August and November 2005 and February 2006) and the fourth of EUR 0.13762 will be paid in May 2006.

The return on the Santander share -based on reinvestment of dividends and capital increases - is one of the highest of the last 10 years. The table below shows that EUR 10 invested in December 1995 produced EUR 49.92 in December 2005, an accumulated return of 399.20% (annual cummulative of 17.44%).

Our goal for the medium term is to be one of the world's leading banks in terms of growth in earnings per share and in total shareholder return.

Savings Plan for shareholders

More than 500,000 shareholders benefit from financial products linked to the Santander share with advantageous terms. These include, in Spain, the Dividend Reinvestment Plan, the Young Shareholder Plan and the Shareholder Account, the Santander Shareholder Account in the UK and the “Conta Accionista” in Portugal. The Dividend

Reinvestment Plan in Spain and the Santander Shareholder Account in the UK give shareholders the option to reinvest their dividends in shares of the Bank. The special features of these plans enable shareholders´ investments in Santander shares to grow automatically and advantageously. There is also the Young Shareholder Plan in Spain with the same features, aimed at young shareholders.

Shareholder base

The number of shareholders at the end of 2005 was 2,443,831, some 99% of whom owned 31.26% of the capital stock and were individual shareholders with an average investment of 811 shares. The rest were institutional investors.

No shareholder has more than 5% of the capital stock. The Board holds 4.65%.

Accumulated return on Santander shares

%											Year of exit
Year of entry		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

1995	SAN	41.28	165.41	207.98	315.66	330.81	266.62	166.14	293.95	296.21	399.20
	Ibex-35	45.22	109.30	189.36	247.76	177.25	160.66	92.36	151.89	203.08	267.19

1996	SAN		87.86	117.99	194.21	204.93	159.50	88.38	178.84	180.44	253.34
	Ibex-35		44.12	99.25	139.47	90.91	79.49	32.46	73.45	108.70	152.85

1997	SAN			16.04	56.61	62.32	38.14	0.28	48.43	49.29	88.09
	Ibex-35			38.25	66.16	32.47	24.54	(8.09)	20.35	44.81	75.44

1998	SAN				34.96	39.88	19.04	(13.59)	27.91	28.65	62.09
	Ibex-35				20.18	(4.19)	(9.92)	(33.52)	(12.95)	4.74	26.90

1999	SAN					3.65	(11.80)	(35.97)	(5.22)	(4.68)	20.10
	Ibex-35					(20.28)	(25.05)	(44.69)	(27.57)	(12.85)	5.59

2000	SAN						(14.90)	(38.22)	(8.56)	(8.03)	15.87
	Ibex-35						(5.98)	(30.62)	(9.15)	9.32	32.44

2001	SAN							(27.41)	7.45	8.07	36.16
	Ibex-35							(26.20)	(3.37)	16.28	40.87

2002	SAN								48.03	48.88	87.57
	Ibex-35								30.95	57.56	90.89

2003	SAN									0.57	26.72
	Ibex-35									20.33	45.78

2004	SAN										25.99
	Ibex-35										21.15

Source: Bloomberg

Includes the share price rise and annual reinvestment of the gross dividend.

The Santander share

Gonzalo Milans del Bosch	Eduardo Suárez	Vicente Iglesias
Manager of Investments and Shareholdings	Manager of Strategy and Investors Relations	Manager of the Shareholders Area

Distribution of the capital stock by number of shares

	Shareholders	Shares	% of capital stock

1-200	1,556,530	155,589,657	2.49

201-1,000	601,254	310,550,848	4.97

1,001-3,000	175,261	297,899,923	4.76

3,001-30,000	101,989	799,711,209	12.79

30,001-400,000	8,108	614,970,508	9.83

Más de 400,000	689	4,075,574,434	65.16

Total	2,443,831	6,254,296,579	100.00

Institutional and retail distribution by geographic area

%	Europe	Americas	Rest	Total

Institutions	58.83	9.67	0.24	68.74

Individuals	30.93	0.29	0.04	31.26

Total	89.76	9.96	0.28	100.00

Distribution of the ownership of the capital stock

%

The Board of Directors	4.65

Institutions	64.59

Individuals	30.76

Total	100.00

Santander developed in 2005 a new customer relations and quality model

Customers

Retail Banking

Continental Europe	11,732,831
United Kingdom	18,267,197
Latin America	20,247,401

Consumer finance

Santander Consumer Finance	7,702,324

Others

Pension fund management	8,040,000
Private Banking	81,948
Global Wholesale Banking	11,498

Total customers	66,083,199

MODEL BASED ON CUSTOMER METRICS AND QUALITY

Customers Metrics

- Growth in linked customers - % turnover

Quality Metrics

- % customers satisfied - assessment of treatment and advice - assessment of waiting time - complaints received

Our Customers

The new Customer and Quality Model increases satisfactionand linkage

The quality of service for the 66 million customers that Santander has around the world is one of the basic pillars of our strategy.

Our customers come from all segments of financial business - retail individuals or private banking, companies, large corporations - and require all kinds of services, from the simplest to the most sophisticated and complex.

We have different service channels: branches - more than 10,000 in the world - online banking and telephone banking.

The Customer and Quality Model was launched in 2005 to promote new forms of action, new procedures and new practices and give a qualitative leap in customer attention.

Spain

The Santander Network in Spain completed at the end of 2005 its “Meta 100” project which will embrace all activities designed to improve the current levels of customer satisfaction. “Meta 100” has three main pillars: a customer orientation indicator which will be a key element for setting incentives on the basis of satisfaction assessments, growth in linked customers and a reduction in complaints; a methodology for continuous improvement in branches; and a permanent form of communications and training.

Banesto’s Q-10 model has enabled it to become the first bank in Spain to obtain the AENOR stamp of approval for Quality of Service and Customer Satisfaction Management. A key factor in the success of Q-10 as a programme for continuous improvement is the involvement of commercial teams.

In Portugal, Santander Totta launched its model, known as the Network Barometer, which enables growth, loyalty and satisfaction of customers to be measured and to give performance-based incentives to branches.

United Kingdom

Abbey has established a system that enables it to set targets and provide incentives for quality of service. Customer satisfaction with the services provided by the bank’s more than 700 branches in the UK is monitored every quarter and will be extended to the telephone channel and financial intermediaries.

Latin America

The Americas Division has established an across-the-board quality programme in the countries where the Group operates.

In Brazil, Santander Banespa’s A+ programme is having a very positive impact on the Bank’s competitive positioning thanks to tools such as the Customers’ Panel, focused on improving attention in branches.

In Chile, Santander Santiago is managing service quality through a system which combines variables such as the rates of abandonment and the levels of satisfaction declared by customers.

Executives exemplify and speak for

corporate values and conduct

Employees

Santander has developed a global training model for all its professionals

Santander is developing a system to manage employees and teams in accordance with its competitive position and its aspirations at the global level. It has launched a corporate programme for executives and is developing a model that ensures a balance between the agility of local management and the consistency and integration of corporate management.

New Corporate Policies for Setting Individual Objectives, Evaluation and Remuneration and Corporate Management of the Group’s most senior executives were established during 2005.

A key element in the Management Model for Executives is the Corporate Training Centre (“El Solaruco”) located at Grupo Santander City, which opened its doors on April 2005

El Solaruco

The purpose of this centre, named after the traditional training centre in the city of Santander, is to improve and transform the capacities and skills of the Group’s executives and professionals and, thus, strengthen Santander’s business priorities and competitive advantages.

Santander’s executives began to be active players in the Corporate Training Centre in 2005 and will become ever more so in the future. The programmes for Top 200 members and integration of new professionals include the direct participation of the Group’s most senior executives, who contribute both their experience and their capacity to transmit a global vision of the Group and its strategic challenges.

These executives exemplify and speak for corporate values and conduct.

Meeting point

El Solaruco fosters a global and integrated vision of training where experiences are exchanged and Santander’s culture and values are promoted. In 2005, 21,500 people from all the countries in which the Bank is present went through the Training Centre, participating in training programmes and other activities.

In order to fulfil its mission, the Corporate Training Centre revolves around three poles:

•

The Executive Development Centre, whose purpose is to provide training in strategic support and foster the development of professionals throughout their career. Some 80% of the Top 200 executives were trained in El Solaruco during 2005 and all of them will be during 2006.

•	Corporate Schools, whose mission is to support business creation processes and global support activities.
•	The Induction Centre facilitates the processes for new employees at the global level, coordinating corporate procedures and contents. More than 500 people received training during 2005.

Grupo Santander City has the latest advances in technology
Santander

Grupo Santander City

Grupo Santander City obtains the ISO 14001 environmental certification

The ISO 14001 for Grupo Santander City represents the culmination of the efforts over the last few years to make the Group’s headquarters an emblematic place from where Santander’s management model, social responsibility and commitment to the environment are fostered.

An ideal City for working

Plenty of space for more than 6,500 professionals favouring inter-personal communications and increasing efficiency.

A City for making life easier

It has the best equipment for meeting the most common needs of employees and helps to reconcile work and family life. The best examples of this are the Child Education Centre, which has capacity for 400 children, and the El Sardinero Sports Centre, which has the latest equipment and facilities.

A technological City

The latest advances in desktop equipment and data transmission networks in communications. There are also two data-processing centres which guarantee maximum security in operations.

A City for training

The El Solaruco Training Centre is the meeting point for the Group's professionals. It also has a hotel with 160 rooms.

A City with the best medical services

The Medical Centre, one of the most advanced in Europe, has the most innovative equipment. As well as medical services, it offers services to prevent risks at work and even advice on food.

An ecological and efficient City

The gardens have a great variety of plants. The olive grove at the main entrance, with trees more than 1,000 years old, forms an ecological system together with more than 10,000 shrubs and 4,000 trees (oak, poplar, black polar and ash).

The efficiency and savings measures in energy are optimising spending on energy and water through innovative systems such as areas of plants which insulate the buildings. Paper recycling and the elimination of waste also help protect the environment.

A City for the arts

The exhibition hall in the Pereda building houses Santander's art collection. It covers 2,855 square metres and has the optimal conditions for keeping more than 1,000 Spanish and European paintings from the Middle Ages to the present. There is also an important collection of urban sculptures dotted around the City.

The two pillars of Santander’s Corporate Governance are Shareholders’ rights and transparency

Corporate Governance

The Board fosters Santander’s

progress in Corporate

Governance matters

For Santander, being ahead of the market’s requirements and regulations is a strategic priority. This requires constant change.

The corporate governance policy pursued by Santander’s Board rests on two pillars: shareholders’ rights and transparency. These are the two most fundamental factors for the Board when taking decisions and handling information.

Shareholders’ rights and equality of treatment

We have 2.4 million shareholders, a number that few companies in the world can match. This large shareholder base is both a great strength and a tremendous responsibility. Because of this, Santander has always made equal treatment of shareholders a priority. All the anti-takeover measures were eliminated at the Annual General Meeting in June 2003, thereby making the principle of “one share, one vote, one dividend” effective.

Santander also attaches great importance to encouraging the participation of shareholders in decision-taking and strengthening shareholder control of certain significant decisions.

Transparency

Santander has two approaches to transparency: on the one hand, it provides regular information to the markets on all matters that could affect the price of the securities issued by Grupo Santander; on the other, it ensures that shareholders have all the necessary data needed to make decisions on an informed basis. All of this is aimed at generating confidence and security in the market. During 2005, Santander informed the market of 53 material events. It continued to be one of the leaders in best practices as regards the itemised, individualised presentation of different types of directors’ compensation. Lastly, in addition to the publication of a separate report by the Audit and Compliance Committee and the Appointments and Remuneration Committee, the Chairmen of these Committees also spoke at the AGM.

Performance of the Board and its Committees

With its performance, the Board fosters Santander’s progress in Corporate Governance matters. The appropriate composition of the Board and its Committees, its united front, its significant participation in the Group’s capital and the existence of Regulations of the Board are factors that ensure that the Board’s interests are aligned with those of the rest of shareholders. In addition to an annual self-assessment process, aided by an outside consulting firm, a training programme for directors was launched in 2005 with four modules: (i) Financial Markets; (ii) Corporate Governance; (iii) Supervision and Regulation and (iv) Financial Information.

Transparency

generates market

confidence

Santander attaches great importance to encouraging the participation of shareholders and strengthening their control over certain significant decisions.

Shareholders

In order to foster their participation:

•	All anti-takeover measures in the corporate by-laws were eliminated.
•	Maximum respect for the principle of “one share, one dividend, one vote.”
•	Only one share is needed to attend a Shareholders’ Meeting.
•	The possibility of online attendance.
•	The possibility of delegating and voting from afar, by mail or Internet.

In order to strengthen their control over certain decisions:

•	Submit for approval by the Shareholders’ Meeting remuneration packages linked to the share’s performance, whoever the beneficiary is.
•	Vote on each Director’s appointment or re-election.
•	Reduce from five to three years the period during which the Board is empowered to increase capital.

Meeting of the Executive Committee

February 9, 2006

Grupo Santander City

Boadilla del Monte

Madrid

Transparency

•	Publication of separate reports by the Audit and Compliance Committee and the Appointments and Remuneration Committee.
•	Itemised and individualised presentation of information on Directors’ remuneration.
•	Regular financial information (Annual Report, Quarterly Reports, Shareholders Reports).
•	Annual Corporate Governance Report.
•	Availability of the corporate and financial information is available on the Group’s website.
•	Meetings with institutional and individual shareholders.
•	Fluid communication via the Shareholders’ Area and Investor Relations.
•	Publication in 2005 of 53 material facts.

Board of Directors

•	Balanced composition: of the 18 directors, 5 are executive and 13 non-executive (6 of them independent).
•	Committees with decision-making powers: Executive Committee and Risks Committee.
•	Consultative committees: Audit and Compliance, Appointments and Remuneration, Technology, Productivity and Quality, and International Advisory Board.
•	Advanced training programme for Directors.
•	Annual self-assessment aided by an outside expert.

Deminor Rating*
8/10

*	Deminor Rating is an independent European rating agency that specialises in rating listed companies in corporate governance matters.

Corporate Social Responsibility is a strategic element of management for Santander

Altamira Child Education Center Grupo Santander City	Beach cleaning Puerto Rico

Navigating room Universia	Adapted-ski days Spain

Take weight off Mexico	From School to Work Plan Argentina

Corporate Social Responsibility
Universities

Higher education,
basic pillar of our
social commitment

For Santander, obtaining excellent financial results is closely linked to the commitments to its interest groups.

Scholarships granted at Salamanca

University

March 8, 2005

For Santander, Corporate Social Responsibility is a strategic management factor.

The Bank’s most noteworthy effort focuses on higher education, convinced as we are that it is the best way to contribute to the social development of the countries we are present in. These investments must comply with the same efficiency and effectiveness requirements as any other investment done by the Bank.

Santander Universities

Santander has been developing for nine years Santander Universities, a cooperation programme with different universities in Spain, Portugal and Latin America.

Santander Universities’ activities are structured in two main areas:

•	bilateral agreements to support education and investigation
•	Universia

Santander Universities in numbers Bilateral Agreements

Santander has cooperation agreements with 507 universities and research centres. These agreements subsidise teaching programmes, research and transfer of knowledge and renewal of technology. This cooperation is reflected in the following global figures:

•	Over 9,800 students and researchers have received scholarships and study grants.
•	42 professorships for investigation and teaching.
•	EUR 3 million for “Unifondo I+D”, a venture capital fund for pool of 16 Spanish universities.
•	Contributions to 7 science parks fostered by Spanish universities.
•	Over 2 million Santander university cards.
•	175 Internet centres in universities and 16 prizes to young entrepreneurs and for business innovation in Latin America.

Universia

Universia is a cooperation and collaboration network with 985 universities in Spain, Portugal and Latin America which is at the service of knowledge in Latin America and the modernisation of teaching and research.

In 2005, 70 million pages a month and 3.5 million registered users make of Universia’s website the most visited academic site on the Internet. Of note among the value-added services it offers are the Employment Portal, the Learning Resources Library and the OpenCourseWare, created with the Massachussets Institute of Technology (MIT).

Santander cooperated in the development of the Miguel de Cervantes Virtual Library, the largest channel of dissemination of Latin American culture. It has more than 17,000 books which are available free on its website. It provided 88 million documents during 2005. The most commonly sought ones were those related to Cervantes and the commemorative year of Don Quixote.

Santander in 2005

The year 2005 was an excellent one for Santander.
Santander consolidated itself as the largest bank in the Euro zone.

January

•	Grupo Santander joins the family of European credit derivative indices Dow Jones iTraxx.
•

Grupo Santander sells its 2.57% stake in the Royal Bank of Scotland, generating a capital gain of EUR 717 million. The alliance, begun in 1988, gave Santander an annual cumulative return over 16 years of 23.6%.

February

•	Santander pays its third interim dividend charged to 2004 income of EUR 0.083 gross per share, 7.1% more than that of the previous year.
•	Grupo Santander announces that its attributable income in 2004 of EUR 3,136 million (EUR 3,606 Million under IFRS criteria) was 20% higher than in 2003.

March

•	Santander Consumer Finance buys 100% of Norway’s Bankia Bank for EUR 54 million.
•	Creation of the European Business Committee of Grupo Santander.

April

•

Agreements signed with trade unions in Spain over reconciling work and family life to improve the minimum legal requirements in areas such as flexibility of hours, shorter working day, maternity leave and leave to care for family members.

•	Mr. Luis Ángel Rojo is appointed Director.

May

•

Santander pays a fourth interim dividend charged to 2004 income of EUR 0.0842 gross per share, 20% more than the same one the previous year. The total dividend charged to 2004 income was EUR 0.3332 per share, 10% more than in 2003.

•	The first quarter results are published: attributable income was 38.5% higher than a year earlier at EUR 1,185 million.

June

•	The Annual General Meeting is held on June 18 in Santander. For the first time shareholders were able to attend from afar and exercise their rights through Internet

July

•	The Santander share begins to trade on the London Stock Exchange.
•	Endesa, Santander and Unión Fenosa reach an agreement with Orange, the subsidiary of France Telecom, to sell Amena, the mobile telephone business of Auna.
•	First half results announced: attributable income of EUR 2,551 million is 35.2% more than the ordinary attributable income of the same period of 2004.
•	Acquisition of 50.001% of Portugal’s Interbanco for EUR 118 million, under the alliance with Soluçoes Automóvel Globais (SAG) to develop auto finance business and renting in Portugal.

August

•	Endesa, Santander and Unión Fenosa reach an agreement to sell Auna TLC to ONO.
•	Santander pays the first interim dividend charged to 2005 income of EUR 0.09296 gross per share, 12% more than that paid a year earlier.
•	Santander Consumer UK begins to operate in the UK.

September

•	Santander agrees to sell to ACS its 22.07% stake in Unión Fenosa, generating a gross capital gain of EUR 1,157 million.
•	Santander becomes, for the first time, the largest Spanish company by market capitalisation.
•	The Santander share continues to be included in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good.

October

•	Agreement with the US bank Sovereign Bancorp to acquire a stake of 19.8% for around US$2.4 billion. Sovereign will use these funds to acquire Independence Community Bancorp in New York.
•	The Santander share begins to trade on the Mexican stock market.
•	Publication of the first nine months results: attributable income of EUR 3,878 million, 36.8% more than the ordinary attributable income for the same period of 2004.
•	Meeting of the Board in London and announcement of the three-year plan for Abbey.

November

•	Santander pays a second interim dividend charged to 2005 income of EUR 0.09296 gross per share (+12% from the one payed in November 2004).

December

•	Grupo Santander City, in Boadilla del Monte (Madrid) obtains the ISO 14001 Certification.

Main Prizes and Recognitions in 2005
•	Euromoney magazine names Santander “Best Bank in the World”. This was the first time a Spanish bank won this. It also won the prizes for Best Bank in Spain, Portugal, Chile and Argentina.
•	The Banker names Santander “Bank of the Year in Western Europe”. It also won the prizes for Bank of the Year in Spain, Argentina and Puerto Rico.
•	Global Finance magazine names Santander “Best Bank”, “Best Investment Bank”, “Best Trade Finance Bank” and “Best Bank for Subcustody” all in Spain.
•	First slot in the ranking of best companies in investor relations, according to Institutional Investor, for the second year running.
•	Banif is named “Best Private Bank in Spain” for the second year running by Euromoney.
•	Santander Asset Management, second most profitable fund management entity in 2004, according to Morgan Stanley.
•	America Economía Magazine names Santander Santiago “Best Bank in Latin America.”

Report on Corporate Governance
I.	Corporate governance in Grupo Santander	49

II.	Ownership structure	50

III.	Management structure	53

IV.	Related-party transactions, intra-group operations and conflicts of interest	64

V.	Shareholders’ Meetings	66

VI.	Information and transparency Relations with the Auditor, Website and other information	69

This document sets out the basic elements of corporate governance at Banco Santander Central Hispano, S.A. and the main data for 2005. Although this document includes much of the information and data in the Annual Report on Corporate Governance (which must be published by law and made available to shareholders), its contents are not the same. We therefore remind you of the existence of the Annual Report on Corporate Governance and the right of shareholders to have it and the advisability of reading it. Such report is available in the section “Information for Shareholders and Investors” on Grupo Santander’s website (www.gruposantander.com).

Corporate Governance

“We have excellent corporate governance, based on transparency and rigorous accounting, and an exceptional Board of Directors which guarantees good management, decisionmaking capacity and leadership.”

Emilio Botín, Chairman
Annual General Meeting, June 18, 2005

I.	Corporate governance in Grupo Santander
1.	A fundamental principle: “One share, one vote, one dividend.”

Santander’s corporate governance is based on a principle that we regard as fundamental: “One share, one vote, one dividend.”

As a practical result of this principle, there is only one type of share (ordinary) which grants the same rights to all holders, and also gives rise to the following circumstances: (i) there are no shares without a vote or shares with multiple votes; (ii) no privileges in the distribution of dividends; (iii) the possibility of attending Shareholders’ Meetings and voting by holding just one share; and (iv) exclusion from the limits on the number of votes that one shareholder can exercise.

2.	Grupo Santander’s basic corporate governance mechanisms
-

Rules regulating shareholders’ participation, with particular importance attached to those that refer to the exercising of their rights and the fostering of their participation in Meetings. These are set out in the corporate By-laws and in the Regulations of Shareholders’ Meetings.

-

Regulations of the Board of Directors and its Committees, both regarding functional aspects and also setting the duties and obligations of Directors. These are essentially contained in the By-laws and in the Regulations of the Board, which also include the regulations of the Committees.

-

Internal rules set out in a series of principles and specific measures regarding operations in the securities markets (of the Bank as issuer of securities and as a listed company and of the units that provide services to the markets). These are contained in the Code of Conduct in the Securities Markets.

-

Communication channels to enhance information for shareholders and investors (annual financial statements, Annual Report, the Annual Report on Corporate Governance, periodic public information and the corporate website) are also important, as well as processes to ensure that the information is correct, complete, timely and equally available to all shareholders. These processes also include everything regarding the Auditor.

3.	Recent performance

Grupo Santander strives always to be in the vanguard of corporate governance in Spain. No other company in our country has incorporated as complete a series of measures as we have. Among the most recently adopted are:

-

Maximum transparency in information on remuneration; since 2002 we have given individualized details on Directors’ remmuneration, including executive Directors, for all items. Since 2004, the Report of the Appointments and Remuneration Committee includes a summary of the terms and conditions of the existing contracts with executive Directors.

-

The total elimination of anti-takeover safeguards in the By-laws and of the minimum number (100) of shares needed to attend Shareholders' Meetings. These measures were agreed at the Annual General Meetings in 2003 and 2004.

-

Remote attendance and electronic voting in Shareholders' Meetings. At the Annual General Meeting in 2005, the Bank’s shareholders were able, for the first time, to attend the meeting from a distance and exercise their rights by electronic means. This measure was added to those already implemented at previous Meetings, such as enabling shareholders at Meetings in 2004 to vote and delegate electronically. All of this is part of a continuous effort to facilitate and foster the informed participation of shareholders at Meetings.

-

Allowing the Chairman of the Appointments and Remuneration Committee to speak at the most recent Annual General Meetings, as well as the Chairman of the Audit and Compliance Committee, who did so for the first time at the AGM in 2003.

-

The separate vote for each ratification of proposed Directors appointed by co-option and for each proposal to re-elect Directors, which was done for the first time at the 2005 Annual General Meeting. This Meeting included disseminating the CVs of the proposed candidates on the Group’s website as of the date of publication of the notice.

-

The launch in 2005 of an advanced training programme for Directors in order to update their knowledge on the new trends in financial markets, know the best practices in corporate governance of large global corporations and review internal control mechanisms, in line with the new supervision and regulation frameworks applicable to the Group.

-

The self-assessment of the Board guided by an outside consulting firm, which was first done in 2005 and which will include, in 2006, the individualized assessments of the Chairman, the CEO and the rest of the Directors.

As in prior years, the independent company Deminor assessed the Group's corporate governance practices. The rating granted was 8/10. More detailed information on this rating can be found on page 71 of this Annual Report.

II.	Ownership structure
4.	Number of shares. Distribution and significant shareholdings.
-	Number and distribution

The Bank’s capital stock as of December 31, 2005 was represented by 6,254,296,579 shares. No transaction during the year affected the number of shares or the capital stock.

There are several tables on page 33 of this Annual Report that give a breakdown of capital according to different criteria.

-	Significant shareholdings

No shareholder had at December 31, 2005, significant shareholdings (more than 5% of the capital stock or one that would permit a notable influence (*)). The stakes of Chase Nominees (7.47%), EC Nominees Limited (6.36%) and State Street Bank (5.48%), the only ones over 5%, are held on behalf of these institutions’ customers. The Bank is not aware of any of these customers holding individually 5% or more of the shares. Bearing in mind the current number of Board members (18), the percentage of capital needed to exercise the right to name a Director is, – in accordance with Article 137 of the Spanish Companies Act–, 5.56%, a figure reached by no shareholder either.

(*) Concept, for the purposes of the Annual Report on Corporate Governance, included in Ministerial Order ECO/3722/2003.

Corporate Governance

5.	Shareholders’ agreements and other significant pacts

The Bank was informed in February 2006 of an agreement between certain shareholders. The agreement was also communicated to the National Securities Market Commission (CNMV), following the filing of the respective document both in the mentioned supervisory body and in the Mercantile Registry of Cantabria.

The agreement was subscribed by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea, Mr. Emilio Botín-Sanz de Sautuola y O'Shea, Mr. Francisco Javier Botín-Sanz de Sautuola y O'Shea, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal and concerns the syndication of the shares of the Bank held by them or those over which they have voting rights.

Under the syndication agreement and through the establishment of restrictions on the free transferability of shares and the regulation of the exercising of the voting rights inherent in them, representation and performance of the members of the Syndicate as shareholders of the Bank will be done in a coordinated manner, in order to develop a common, lasting and stable policy and an effective and unified presence and representation in the Bank's governing bodies.

The syndication comprises a total of 44,396,513 shares of the Bank (0.710% of its share capital). In addition, and in accordance with the first Clause of the syndication agreement, the syndication will be extended only in terms of the exercising of voting rights to other shares of the Bank which are subsequently owned, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of today, another 2,398,890 shares (0.038% of the Bank’s share capital) are also included in the Syndicate.

The Chairman of the Syndicate is the person who is at any time the Chairman of the Marcelino Botín Foundation, which is currently Mr. Emilio Botín Sanz de Sautuola y García de los Ríos.

Members of the Syndicate are obliged to syndicate and group together the voting rights and other political rights inherent in the syndicated shares, so that the exercising of such rights and, in general, the conduct of the members of the Syndicate before the Bank is done in a concerted fashion and in accordance with the instructions and indications and the criteria and direction of the vote, necessarily unified, to be given by the Syndicate. For such purpose, the representation of such shares is attributed to the Chairman of the Syndicate as the common representative of the members of the Syndicate.

Except for the transfers made in favour of other members of the Syndicate or the Marcelino Botín Foundation, the prior authorisation of the Syndicate Assembly is required and it can freely authorise or deny the planned transfer.

6.	Treasury stock
-	Key data

At December 31, 2005 there were 4,800,711 shares in treasury stock (0.077% of the capital stock), down from 15,448,791 (0.247%) a year earlier.

The following table sets out the monthly average of the percentages of treasury stock during 2005 and 2004.

Monthly average of treasury stock

Month	2005	2004	Change 2005/2004

January	0.702%	0.442%	58.74%

February	0.294%	0.697%	-57.84%

March	0.161%	0.630%	-74.41%

April	0.147%	0.722%	-79.67%

May	0.143%	0.717%	-80.08%

June	0.057%	0.466%	-87.82%

July	0.069%	0.796%	-91.31%

August	0.261%	1.395%	-81.28%

September	0.307%	1.211%	-74.62%

October	0.123%	0.462%	-73.30%

November	0.121%	0.381%	-68.33%

December	0.075%	0.577%	-87.00%

Note: Page 287 of this Annual Report includes more information.

- Authorisation

The authorisation for treasury stock operations arises from the fifth resolution of those adopted by the General Meeting on June 19, 2004. Item II) says:

“Grant authorisation for the Bank and the subsidiaries that form part of the Group to acquire shares representing the capital stock of the Bank via any security allowed in Law, within the limits and legal requirements, up to a maximum - added to those already held - of 312,714,828 shares or, where appropriate, the number of shares equivalent to 5% of the existing capital stock at each moment, fully disbursed, at a minimum price of the nominal value and a maximum of 3% higher than that of the share price on the Continuous Market of the Spanish stock exchanges at the date of purchase. This authorisation can only be exercised within 18 months from the date of the Meeting. The authorisation includes the acquisition of shares which, where appropriate, have to be directly delivered to employees and Directors of the Bank, or as a result of exercising their option rights.”

-	Treasury stock policy

On June 18, 2005 the Board adopted a new agreement on the formal regulation of treasury stock policy, as shown below:

“1.     The purchase and sale of treasury stock shares by the company or by companies dominated by it will, first of all, be in line with prevailing regulations and the agreements of the Shareholders’ Meeting.

2.      Operations on treasury stock will have the following purposes:

-        Facilitate liquidity to the Bank’s share or supply shares, as most appropriate.

-        Take advantage, for the benefit of all shareholders, of low share prices in relation to the medium-term performance prospects.

3.      Treasury stock operations will be carried out by the Investments and Shareholdings Department. It is isolated as a separate area and protected by the appropriate barriers, so it has no insider information.

In order to know the situation of the Bank's share market, the Department will gather data from different market members, although ordinary operations in the continuous market must be executed by just one.

No other Group unit will conduct treasury stock operations except as stated in item 7.

4.       Purchase orders must be made at a price equal to or lower than the last transaction in the market by independent operators.

Sell orders must also be made at a price equal to or lower than the last transaction in the market by independent operators.

Simultaneous buy and sell orders cannot be made.

5.      Treasury stock operations will not exceed 25% of the volume of Bank shares traded in the continuous market.

In exceptional circumstances, this limit can be exceeded. In this case the Investments and Shareholdings Department must report about this situation at the first available meeting of the Executive Committee.

6.      The rules contained in items 4 and 5 are not applicable to treasury stock operations conducted out of market hours or in the block trade market.

7.      The rules in items 2 to 5 are not applicable to possible treasury acquisitions made by the Bank or Group companies in activities related to hedging portfolios or facilitating brokerage or hedging for customers.

8.      The Executive Committee will receive regular information on treasury stock activity.

In addition, when there are planned operations which, due to their volume or characteristics, advise so, or, in any case, involve more than 0.5% of the capital the head of the Department must consult with the Chairman or the Chief Executive Officer before going ahead.”

7.	Agreements regarding the possible issuance of new shares or bonds convertible into shares.

The 6th and 7th resolutions agreed at the Shareholders' Meeting on June 18, 2005 and the 10th resolution agreed at the Meeting on June 21, 2003 contain the decisions authorising the Board to issue shares and bonds convertible into shares of the Bank. These resolutions can be consulted on the Group's website (www.gruposantander.com) under “General Shareholders’ Meetings” in the section “Information for Shareholders and Investors” and on the website of the National Securities Market Commission as material facts filed with numbers 58,885 and 42,795.

Corporate Governance

III. Management structure

8. General information

The table on the next page sets out the composition, posts and structure of the Board of Directors and its Committees and the Directors’ shareholdings in the Bank’s capital stock.

9. The Board of Directors

- Function.

The core activity of the Board is to supervise the whole Group, delegating the ordinary management of it to executive bodies and to the management team. This principle is expressly recognized in the Regulations of the Board (Article 3).

Nevertheless, the Regulations reserve for the Board, which cannot delegate, decisions regarding the approval of general strategies, identifying the main risks, implementing and monitoring the internal control and information systems, approving the treasury stock policy, establishing market information and communication policies, acquiring and disposing the main assets and appointing and, where applicable, dismissing executive Directors and other senior executives, as well as setting their remuneration in accordance with their functions.

The Board must be kept permanently and completely informed of the performance of the different business areas from the reports made at all meetings through the CEO and, on the basis of the list of matters to deal with that the Board agrees for each year, by executive Directors and those in charge of the business areas who are not Directors, including the Group’s units abroad.

- Number of Directors

The By-laws (Article 30) allow a maximum of 30 Directors and a minimum of 14. The Board currently has 18 Directors, which the Bank believes is enough to guarantee the representation and efficient functioning of its Board, thereby fulfilling the Regulations of the Board. The amendment of Article 30 of the By-laws is expected to be submitted for approval by the next Shareholders’ Meeting, in order to reduce the maximum number of Directors from 30 to 22, keeping the minimum at 14.

- Composition and posts. Experience.

The Board’s unity is essential when it comes to deciding its composition. All Directors must act in the best interests of the Bank and of all its shareholders and they share responsibility for the Board’s decisions.

Maximising the company’s value over the long term leads the Board’s performance, observing prevailing laws and accepted criteria, values and conduct models.

The Board believes that independence must be the main criterion and that this must be shown by all Directors and be based on solvency, integrity and professionalism.

Therefore, a distinction is made between executive Directors (in accordance with article 5 of the Regulations of the Board, the following are executive Directors: Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López) and non-executive Directors and, within the latter category, between proprietary and non-proprietary Directors. However, in line with the recommendations of the Olivencia and Aldama reports, there are also independent Directors (defined in the mentioned Article 5 of the Regulations of the Board).

Independent Directors are considered to be those non-executive or external Directors who: (i) are not and do not represent shareholders able to influence control of the Bank; (ii) have not held an executive post in the Bank in the previous three years; (iii) do not have links for family or professional reasons with executive Directors or (iv) do not have or have had relations with the Bank or the Group that could erode their independence.

The Board, having assessed the specific circumstances in each case and following a report from the Appointments and Remuneration Committee, considers the following are independent Directors: Mr. Fernando de Asúa Álvarez, Mr. Manuel Soto Serrano, Mr. Guillermo de la Dehesa Romero, Mr. Abel Matutes Juan, Mr. Luis Ángel Rojo Duque and Mr. Luis Alberto Salazar-Simpson Bos.

Since 2002, the criterion followed, as the necessary but not sufficient condition, by both the Appointments and Remuneration and the Board for designating or considering a Director as a proprietary Director is that the person or institution has at least 1% of the Bank’s share capital. The following are proprietary Directors: Assicurazioni Generali S.p.A., Mr. Javier Botín-Sanz de Sautuola y O’Shea and Mutua Madrileña Automovilista.

Mr. Rodrigo Echenique Gordillo and Mr. Antonio Escámez Torres are non-proprietary external Directors. As they provide remunerated services to the Bank different from those of management and collegiate supervision, inherent to their condition as Directors, they are regarded by the Board, following a report by the Appointments and Remuneration Committee, as not independent.

In the same situation are Lord Burns, who as non-executive Chairman of Abbey National receives a remuneration in addition to that of a Director of Banco Santander, and Mr. Antonio Basagoiti García-Tuñón, who received from Banco Santander a remuneration for his duties in Unión Fenosa during the time he served in its board at the proposal of the Bank (see Page 200, Note 5).

Applying these criteria to the Board, 5 of the 18 Directors are executive Directors and 13 are non-executive Directors. Of the 13 non-executive Directors, 6 are independent, 3 proprietary and 4, in the view of the Board, are neither proprietary nor independent.

The Directors have wide experience in banking and financial activities, as shown below. Furthermore, six of them are or have been chairmen of large Spanish or foreign banks.

The Board believes it is very important for its work the fact that it currently holds 4.650% of the Bank’s capital stock, a figure that should be considered in light of the market capitalisation, which stood at EUR 69,735 million as of December 31, 2005.

The Chairman of the Bank is an executive Chairman and, in accordance with the By-laws and Regulations of the Board (Articles 34 and 7.1, respectively), is the most senior officer of the Bank and has been granted all the delegable powers in accordance with the law, the By-laws and the Regulations of the Board. The Board has four vice-Chairmen: a First Vice-Chairman, an independent Director who chairs the Appointments and Remuneration Committee and acts as a coordinator of the independent Directors; two executive Vice-Chairmen: a Second Vice-Chairman, who is the CEO, and a Third Vice-Chairman, who chairs the Risks Committee; and a Fourth Vice-Chairman, who is non-executive independent and heads the Audit and Compliance Committee.

Corporate Governance

Board of Directors

				Committees						Shareholdings

		Execu- tive	Non- execu- tive	1. Execu- tive Commi- ttee	2. Risks Commi- ttee	3. Audit and Compliance Committee	4. Appoint- ments and Remune- ration Commi- ttee	5. Inter- national Comm- ittee	6. Techno- logy, Produ- ctivity and Quality Com- mittee	Direct	Indirect	Shares Repre- sented	Total	% of capital stock

	Board of Directors
Chairman	Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos			C				C	C	1,638,712	15,457,763	98,309,897	115,406,372	2.162*
First Vice-Chairman	Mr. Fernando de Asúa Álvarez		I		V		C			24,488	27,400	—	51,888	0.001
Second Vice-Chairman	Mr. Alfredo Sáenz Abad									339,063	1,290,962	—	1,630,025	0.026
Third Vice-Chairman	Mr. Matías Rodríguez Inciarte				C					544,620	59,500	61,444	665,564	0.011
Fourth Vice-Chairman	Mr. Manuel Soto Serrano		I			C				—	200,000	—	200,000	0.003
Directors	Assicurazioni Generali S.p.A., representada por M. Antoine Bernheim		P							9,734,622	71,486,777	—	81,221,399	1.299
	Mr. Antonio Basagoiti García-Tuñón									512,000	—	—	512,000	0.008
	Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea									4,977,323	4,024,646	—	9,001,969	0.000*
	Mr. Javier Botín-Sanz de Sautuola y O'Shea		P							8,793,481	2,000,000	—	10,793,481	0.000**
	Lord Burns (Terence)									100	27,001	—	27,101	0.000
	Mr. Guillermo de la Dehesa Romero		I							100	—	—	100	0.000
	Mr. Rodrigo Echenique Gordillo									651,598	7,344	—	658,942	0.011
	Mr. Antonio Escámez Torres									559,508	—	—	559,508	0.009
	Mr. Francisco Luzón López									1,297,821	723	—	1,298,544	0.021
	Mr. Abel Matutes Juan		I							52,788	86,150	—	138,938	0.002
	Mutua Madrileña Automovilista, representada por Mr. Luis Rodríguez Durón		P							68,635,029	—	—	68,635,029	1.097
	Mr. Luis Ángel Rojo Duque		I							1	—	—	1	0.00
	Mr. Luis Alberto Salazar-Simpson Bos		I							32,865	4,464	—	37,329	0.001

	Total									97,794,119	94,672,730	98,371,341	290,838,190	4.650

General Secretary and of the Board	Mr. Ignacio Benjumea Cabeza de Vaca
Vice-secretary General and of the Board	Mr. Juan Guitard Marín

P: Propietary, I: Independent, V: Vice-Chairman of the Committee, C: Chairman of the Committee.

(*)

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos has attributed the right of vote in a General Shareholders’ Meeting of 81,075,628 shares (1.30% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, of 96.047 shares held by Ms. Paloma O'Shea Artiñano, of 9,041,480 shares held by Mr. Emilio Botín-Sanz de Sautuola y O'Shea, of 9, 001,459 shares held by Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea and of 10,793,481 shares held by Mr. Javier Botín-Sanz de Sautuola y O'Shea. This table shows the direct and indirect shareholding of the two latter who are Directors, but in the column showing the percentage of the capital these shareholdings are calculated together with those that belong or are also represented by Mr. Emilio Botín-Sanz de Sautuola García de los Ríos.

(**)

Mr. Javier Botín-Sanz de Sautuola y O'Shea is a proprietary Director as he represents in the Board of Directors the 2.162% of the capital stock corresponding to the Marcelino Botín Foundation, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea, Mr. Emilio Botín-Sanz de Sautuola y O'Shea, Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, Ms. Paloma O’Shea Artiñano and his own.

Following is a table which summarises the age, seniority and curriculae of Directors.

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos

Chairman
Executive Director
Year of birth: 1934
Joined the Board in 1960
Graduate in Economics and Law
Other relevant posts: Non-executive Director of Shinsei Bank Limited.

Mr. Fernando de Asúa Álvarez

First Vice-Chairman and Chairman of the Appointments and
Remuneration Committee
Non-executive Director (independent)
Year of birth: 1932
Joined the Board in 1999
Graduate in Economics and Computer Sciences, Business Administration and Mathematics
Other relevant posts: former Chairman of IBM España, of which he is current Honorary Chairman. Non-Executive Director of Compañía Española de Petróleos (CEPSA).

Mr. Alfredo Sáenz Abad

Second Vice-Chairman and CEO
Executive Director
Year of birth: 1942
Joined the Board in 1994
Graduate in Law and Economics
Other relevant posts: formerly CEO and first Vice-Chairman of Banco Bilbao Vizcaya and Chairman of Banesto. He is a nonexecutive Director of Compañía Española de Petróleos (CEPSA), a non-executive Director of San Paolo IMI S.p.A. and a Director of France Telecom Operadores de Telecomunicaciones.

Mr. Matías Rodríguez Inciarte

Third Vice-Chairman and Chairman of the Risks Committee
Executive Director
Year of birth: 1948
Joined the Board in 1988
Graduate in Economics and State Economist
Other relevant posts: Minister of the Presidency (1981-1982). He is a non-executive Director of Banco Español de Crédito (Banesto) and a non-executive Director of Financiera Ponferrada.

Mr. Manuel Soto Serrano

Fourth Vice-Chairman and Chairman of the Audit and
Compliance Committee
Non-executive Director (independent)
Year of birth: 1940
Joined the Board in 1999
Graduate in Economics and Business
Other relevant posts: Non-executive Vice Chairman of Indra Sistemas and a non-executive Director of Corporación Financiera Alba. Former chairman of Arthur Andersen’s Global Board and Manager for EMEA and India for the same company.

Assicurazioni Generali S.p.A.

Non-executive Director (proprietary)
Joined the Board in April 1999
The company is represented by Mr. Antoine Bernheim.

Mr. Antoine Bernheim

Year of birth: 1924
Graduate in Law and Sciences. Post graduate studies in Private and Public Law.
Other relevant posts: Joined the Board of Assicurazioni Generali in 1973, appointed Vice Chairman in 1990 and Chairman from 1995 to 1999. Since 2002 he was re-elected Chairman of Assicurazioni Generali.

He was Vice Chairman and a Director of Mediobanca (1988-2001) and Senior Partner of Lazard Frères & Cie (1967-2000). Since 2000 he has been a partner of Lazard LLC.
He holds the following titles: Grand Officer of the Legion of Honour of France, Grand Official of the Order of the President of the Italian Republic and Commander of the Order of the Southern Cross in Brazil.

Mr. Antonio Basagoiti García-Tuñón

Non-executive Director
Year of birth: 1942
Joined the Board in 1999
Graduate in Law
Other relevant posts: Vice Chairman of Faes Farma and non-executive Director of Pescanova. Former chairman of Unión Fenosa.

Mr. Javier Botín-Sanz de Sautuola y O'Shea

Non-executive Director (proprietary)
Year of birth: 1973
Joined the Board in 2004
Graduate in Law
Other relevant posts: executive Director partner of M&B Capital Advisers, Sociedad de Valores, S.A.

Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea

Executive Director
Year of birth: 1960
Joined the Board in 1989
Graduate in Economics
Other relevant posts: Executive Chairman of Banesto, Vice Chairman of Inmobiliaria Urbis and non-executive Director of Assicurazioni Generali S.p.A.

Corporate Governance

Mr. Guillermo de la Dehesa Romero

Non-executive Director (independent)
Year of birth: 1941
Joined the Board in 2002
State Economist.
Other relevant posts: former Secretary of State of Economy, Secretary General of Commerce, CEO of Banco Pastor and currently a non-executive Director of Campofrío Alimentación, Unión Fenosa and Telepizza, Chairman of the Centre for Economic Policy Research in London, member of the Group of Thirty, Washington, and Chairman of the Governing Board of the Instituto de Empresa.

Lord Burns (Terence)

Non-executive Director
Year of birth: 1944
Joined the Board in 2004
Graduate in Economics.
Other relevant posts: Chairman of Abbey National plc, Chairman of Glas Cymru Ltd (Welsh Water) and non-executive Director of Pearson Group plc and Deputy Chairman of Marks and Spencer plc. He was Permanent Secretary of the UK Treasury, Chairman of the UK Parliamentary Committee (Financial Services and Markets Bill Joint Committee) and a non-executive Director of British Land plc and Legal & General Group plc.

Mr. Antonio Escámez Torres

Non-executive Director
Year of birth: 1951
Joined the Board in 1999
Graduate in Law
Other relevant posts: Chairman of Santander Consumer and Chairman of Open Bank Santander Consumer

Mr. Rodrigo Echenique Gordillo

Non-executive Director
Year of birth: 1946
Joined the Board in 1988
Graduate in Law and State Lawyer
Other relevant posts: former CEO of Banco Santander (1988-94),
Chairman of the Social Economic Council of the Carlos III University, Madrid.

Mr. Abel Matutes Juan

Non-executive Director (independent)
Year of birth: 1941
Joined the Board in 2002
Graduate in Law and Economics.
Other relevant posts: former Foreign Minister and EU Commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993).

Mr. Luis Ángel Rojo Duque

Non-executive Director (independent)
Year of birth: 1934
Joined the Board in 2005.
Graduate in Law, Doctorate in Economics, State Economist and honorary doctorate from the universities of Alcalá and Alicante. Other relevant posts: in the Bank of Spain he was head of the Research Department, Deputy Governor and Governor. He has been a member of the Governing Council of the European Central Bank, Vice-Chairman of the European Monetary Institute, a member of the Planning and Development Committee of the United Nations and Treasurer of the International Association of Economics. He is emeritus Professor at the Complutense University of Madrid, a member of the Group of Wise Men appointed by the ECOFIN Council to study the integration of European financial markets and a member of the Royal Academy of Moral and Political Sciences and of the Spanish Royal Academy of Language.

Mr. Francisco Luzón López

Executive Director
Year of birth: 1948
Joined the Board in 1997
Graduate in Economics and Business Studies
Other relevant posts: former Chairman of Argentaria and a Director of BBV. He is a Director of Industria de Diseño Textil (Inditex), global Vice-Chairman of Universia and Chairman of the Social Council of the University of Castilla- La Mancha.

Mutua Madrileña Automovilista

Non-executive Director (proprietary)
Joined the Board in 2004
Represented by Mr. Luis Rodríguez Durón.

Mr. Luis Rodríguez Durón

Year of birth: 1941
Graduate in Law
Other relevant posts: joined the Board of Mutua Madrileña in 2002. He is first Vice-Chairman of Mutua Madrileña Automovilista, Chairman of Ibérica de Maderas y Aglomerados and of Mutuactivos, the mutual fund management institution of Mutua Madrileña.

Mr. Luis Alberto Salazar-Simpson Bos

Non-executive Director (independent)
Year of birth: 1940
Joined the Board in 1999
Graduate in Law and qualified in Treasury and Tax Law.
Other relevant posts: Chairman of France Telecom Operadores de Telecomunicaciones and Director of Mutua Madrileña Automovilista.

- Appointment, duration, removal and renewal of Directors

The regulation of the procedures, criteria and bodies responsible for appointing, re-electing and renewing the term of Directors are set out in different parts of the Spanish Companies Act (Articles 123 to 126, 131, 132, 137 and 138), of the By-laws (28.II, 30 and 31) and the Regulations of the Board (Articles 15 and 19 to 23). During 2005, there has been a change in the Regulations of the Board on the procedure to cover the vacancies in the Board’s posts (those of the Chairman, the CEO and the Vice-Chairmen) and in its Committees (Chairman, Vice-Chairman and member). Also applicable are the regulations on the creation of credit entities. The system can be summed up as follows:

Responsibility for appointments

The Shareholders’ Meeting is empowered to name and reelect Directors. If there is a vacancy during the period for which a Director was appointed the Board can appoint another Director provisionally until the Shareholders’ Meeting, at its first subsequent meeting, confirms or revokes the appointment.

Requirements and restrictions for appointments

It is not necessary to be a shareholder in order to be a Director except, for legal imperatives, in the case of a provisional appointment by the Board (co-opting), referred to in the previous paragraph. A Director cannot be someone who is bankrupt or a discharged bankrupt, under-age and legally incapacitated, convicted in crimes that result in a ban on holding public office, sentenced for breaking the law or social regulations, barred from exercising business or civil servants whose jobs are related to the same activities as the Bank. Directors have to be people of recognized business and professional honour, skills and solvency. There is no age limit for being a Director or for discharging the duties of the post. For the Board, experience is important and it considers it appropriate to have Directors with seniority in the post. Therefore, the Board believes it is not opportune to limit, as a general recommendation, the mandate of Directors, and that this decision, in each case, should be left to the Shareholders' Meeting.

A majority of the Directors must have the necessary knowledge and experience in the activities of the Bank.

In the case of companies that hold Directorships, the individual representing such company is subject to the same requirements as individual Directors.

A Director, on taking up the appointment, must formally commit himself to meet the obligations and duties of the post.

Proportional system

Shares grouped together to reach a capital stock figure at least equal to that of dividing the capital stock by the number of Directors have the right to designate those that, in the legally established terms, for complete fractions, result from such quotient.

Duration of the post

Directors are appointed for three years and can be reelected. It is expected that the next Shareholders’ Meeting will vote on the proposal to extend this period from three to five years. The duration of the post of Directors designated by co-opting and ratified by the next convened Shareholders´ Meeting will be the same as that of the Directors they are replacing

Cessation or removal

Directors will cease in their posts after the period has expired, except in the case of re-election, by a decision of the Shareholders’ Meeting or by putting their post at the disposal of the Board. Directors must put their post at the disposal of the Board and formally resign it upon a report by the Appointments and Remuneration Committee, if it is considered desirable, in cases that could negatively affect the functioning of the Board or the good standing and reputation of the Company, and, in particular, in cases of contraventions of conflict of interest guidelines or a legally imposed ban.

Procedures

When a vacancy in the Board or in its Committees occurs or has been announced, the Chairman of the Appointments and Remuneration Committee, upon request of the Board’s Chairman -or, in his absence, the Vice-chairman with the highest rank- will bring the Committee together, which will produce a proposal to be forwarded to the Executive Committee and be then subject to the decision of the Board.

The proposed appointment, re-election and ratification of Directors that the Board submits to the Shareholders’ Meeting must also be preceded by the corresponding proposal of the Appointments and Remuneration Committee.

If the Board does not follow the Committee’s proposal it must give reasons for this.

Directors affected by proposals of appointment, re-election, ratification or cessation must not participate in the discussions and votes of the Board and of the Committee.

Corporate Governance

Criteria followed by the Board and the Appointments and Remuneration Committee

On the basis of the regulations to be applied, the recommendations arising from Spain's reports on corporate governance and the situation of the Bank and the Group, the Appointments and Remuneration Committee and the Board have been applying the following criteria for appointing, ratifying and re-electing Directors and in drawing up the proposals:

a. Firstly, consideration is given to the restrictions resulting from legally imposed bans and conflicts of interest and the positive requirements (experience, solvency, etc) applicable to directors of banks in Spain.

b. After these restrictions are met, a balanced Board is sought, and for this purpose:

(i) A comfortable majority of non-executive Directors is sought, while also ensuring an adequate number of executive Directors. Currently, five of the 18 Directors are executive Directors.

(ii) Of the non-executive Directors, the aim is to have a significant number of independent Directors (currently, six of the total of 13), while ensuring that the Board represents a significant percentage of the capital stock (at December 31, 2005, Directors represented 4.650% of the capital stock and three of them are currently proprietary Directors).

(iii) Importance is also attached to the experience of Directors, both in the different public and private spheres, as well as in the development of their professional lives in the different geographic areas where the Group operates.

c. In addition to these general criteria, for re-election or ratification, the Board also evaluates the work and commitment of the Director during the time the post was held.

- Executive Chairman and CEO

Even though the Chairman is an executive Chairman, there is no concentration of power in the Bank in one single person, as there is a clear separation of functions between the executive Chairman, the CEO, the Board and its Committees.

The Chairman of the Board is the most senior officer of the Company and, consequently, has been granted all the powers that can be delegated by law, the corporate By-laws and the Regulations of the Board. He heads the management team, in accordance with the decisions and criteria set by the Shareholders' Meeting and the Board in their respective spheres.

The CEO, by delegation and reporting to the Board and to the Chairman, as the most senior officer in the Bank's hierarchy, is responsible for conducting the business and the most important executive functions of the Company.

The structure of the collegiate and individual bodies of the Board is configured in such a way as to ensure a balanced activity of all of them, including the Chairman. Of note are the following:

-	The Board and its Committees assume the supervision and control of the Chairman’s and the CEO’s activities.
-	The First Vice-Chairman is an independent Director and heads the Appointments and Remuneration Committee. He also coordinates the independent Directors.
-	The powers delegated in the CEO are the same as those in the Chairman. Neither of them have any of the powers that are solely reserved for the Board.

- Secretary of the Board

The Regulations of the Board (Article 10) include among the functions of the Secretary of the Board, assisted by a Vice-Secretary, the task of ensuring that the Board's activities respect the law and guaranteeing that its procedures and rules of governance are respected and regularly reviewed. The Regulations establish that the Secretary helps the Chairman in his tasks and watches over the smooth functioning of the Board, paying particular attention to providing Directors with the necessary advice and information, keeping the documentation, reflecting in the minutes the issues discussed in meetings and vouching for the Board's agreements.

The consistency between the Board's aforementioned tasks and those carried out by its Committees is strengthened by the stipulation in the Regulations of the Board that the Secretary of the Board and of all its Committees, must always be the Secretary General of the Company.

The Secretary General of the Company does not have to be a Director. This is the case of the current Secretary.

The Secretary of the Board is an important post and has a team that provides the necessary support.

The same person has been the Board's Secretary since 1994, reflecting the stability of the post.

- Duties

The duties of Directors are contained in the Regulations of the Board. Once Article 28 was changed to provide more detail on these duties, in accordance with articles 127, 127 bis, 127 ter and 127 quater of the Spanish Companies Act and Article 114.3 of the Securities Market Act, all in accordance with the text resulting from Law 26/2003, the following are included:

•	The duty of diligent administration, which includes the duty to be diligently informed of the performance of the Bank.
•	The duty to be faithful to the Bank's interests.
•

The duty of loyalty, which includes the obligation of abstention and notification in cases of conflict of interest, the obligation not to take personal advantage of business opportunities and the obligation to communicate the shareholdings or posts held in companies with the same, similar or complementary corporate purpose to that of the Bank, or carrying out such activities on one's own account.

•	The obligation of safeguarding in confidential information.
•	The duty of secrecy, even after stepping down as a Director.

Lastly, the duties of loyalty and secrecy concern not only the Directors but also the Secretary and Vice-Secretary.

- Functioning and information

The rules on these matters are contained in Articles 34, 35, 36, 39 and 40 of the By-laws and 13, 17, 18, 24 and 25 of the Regulations of the Board.

In order for the Board to be validly constituted, the attendance, either personal or represented, of more than half of its members is required.

The resolutions are passed by absolute majority of attending Directors, except when the decisions require a qualified majority, such as the appointment of the Chairman and the CEO, the permanent delegation of powers in the Executive Committee and agreements on the appointment of its members. In all these cases the favourable vote of two-thirds of the members of the Board is legally required. The Chairman has the casting vote.

In accordance with the Regulations of the Board, the Secretary of the Board calls the meetings or, in his absence, the Vice-Secretary, who sends Directors the agenda proposed by the Chairman of the Board at least four days before the Board meets. Information and documentation is normally sent three days before the meeting.

The information provided to Directors before meetings is specifically drawn up with the purpose of preparing for the meetings. The Board believes the information is complete and sent early enough.

In addition, the Regulations confer on Directors the right to be informed about all aspects of the Company and all its subsidiaries, whether in Spain or abroad, and the right of inspection. Directors are empowered to examine the books, registries, documents and other reports on operations and to inspect offices and premises.

Directors have the right to collect and obtain, via the Secretary, the information and advice needed to fulfil their functions.

The Regulations also recognize Directors’ right to seek the aid of experts so that Directors can ask the Board to hire, at the Bank's cost, external advisors for those tasks that concern specific problems of particular importance or complexity in the exercise of their duties. The Board has the right to deny the request only if specific reasons are drawn.

In accordance with the Regulations of the Board, all Directors can attend, with the right to speak but not to vote, the meetings of the Board's Committees of which they are not a member, at the invitation of the Chairman of the Board and of the respective Committee, and with the prior request to the Board. All members of the Board who are not members of the Executive Committee normally attend at least two of these meetings a year, convened by the Chairman.

The Regulations of the Board establish that a minimum of nine ordinary meetings will be held every year. The Board will also meet whenever the Chairman so decides, on his own initiative or at the request of, at least, three Directors. In 2005 nine meetings were held.

The Chairman leads the debates, oversees the smooth functioning of the Board and fosters the participation of all Directors in the meetings and discussions.

Directors can delegate their vote, for each meeting and in writing, to another Director.

At each Board meeting, the CEO will deliver a full report on the performance of the Bank and the Group, and the degree of accomplishment of their goals.

Corporate Governance

- Training

As a continuation of the training sessions held during 2004 an advanced programme for Directors was run in 2005 with four modules: (i) Financial Markets; (ii) Supervision and Regulation; (iii) Corporate Governance; and (iv) Financial Information.

These modules cover many issues in a process of permanent training in which contents are renewed with new training sessions whenever it is necessary. For example, when there are significant regulatory changes. This is the case of the courses on the Sarbanes-Oxley Act, the new International Regulations of Financial Standards (IRFS) or Bank of Spain Circular 4, 2004, among others.

The spheres currently covered in the training programme are the performance and trends of financial markets and their implications for risk management and on the Group's results, supervision and regulation models, the best corporate governance practices and the innovations in the Group's financial information (accounting and management).

Eleven Directors’ training sessions were held between May and December 2005.

- Remuneration

The By-laws establish the following systems of Directors’ remuneration:

a.	Remuneration for duties undertaken as Directors.
(i)	Joint participation in the year's income.

The limit is 5% of the Bank's annual net income. Moreover, the priority allocations established in the prevailing legislation (for example, allocations to reserves in accordance with the laws on the equity of credit entities) have first to be made. A reduction of this limit to 1% is expected to be proposed at the next Shareholders' Meeting.

This participation can also be extended, within the limits, to Senior Management.

(ii)	Attendance fees

b.	Remuneration for functions other than those of being a Director

Includes, in accordance with Article 38, fourth paragraph, of the By-laws, Directors remuneration for executive or non-executive functions, apart from the management and general supervision tasks exercised on a collective basis in the Board or in its Committees.

These remunerations, in their different components (fixed, variable, funded loans, etc), are approved by the Board, at the proposal of the Appointments and Remuneration Committee.

c.	Remuneration linked to the Bank's shares (*).

In this case, the decision corresponds, by law and the corporate By-laws, to the Shareholders' Meeting, at the proposal of the Board, following a report from the Appointments and Remuneration Committee.

All Directors remunerations, including those of the executive Directors for the exercise of their executive functions, are set out individually and by types in note 5 to the annual accounts on pages 199 and 206 of this Annual Report.

There is more detailed information in the Report of the Appointments and Remuneration Committee which is published at the same time as this Report.

(*)      As indicated in the 2004 Annual Report, a new long-term incentives plan (I-06) was drawn up, consisting of company stock options linked to the accomplishment of a series of targets. The Board agreed at its meeting on December 20, 2004 to implement the plan subject to approval by the next Annual General Meeting.

The AGM on June 18, 2005 approved the incentives plan. The full text of the agreement adopted by the Meeting is on the Group's website.

No other remunerations linked to the Company's shares were authorised during 2005.

10. The Board’s Committees

- General information

In accordance with the Regulations of the Board, the Board has constituted, as decision-making Committees, an Executive Committee, with general decision-making powers, and a Risks Committee, with specific powers in risk issues.

The table below sets out the composition and meetings during 2005 of these Committees.

Decision-making Committees	Number of members	Executive Directors	Non-executive Directors	Number of meetings	Hours*

1 Executive Committee	10	5	5	53	260

2 Risks Committee	5	1	4	100	250

* Estimated hours put in by each Director.

The Board also has the following Committees: Audit and Compliance, Appointments and Remuneration, International and Technology, Productivity and Quality. None of them has decision-making powers but just information, advice and proposal. Their main figures are:

Consultative Committees	Number of members	Executive Directors	Non-executive Directors	Number of meetings	Hours*

1 Audit and Compliance Committee	5	—	5	11	50

2 Appointments and Remuneration Committee	5	—	5	7	14

3 International Committee	8	4	4	2	4

4 Technology, Productivity and Quality Committee	7	2	5	2	4

* Estimated hours put in by each Director.

The Appointments and Remuneration Committee’s Report gives information about the attendance of each Director to the meetings of the Board and its Committees during 2005.

We now look at the Executive Committee, the Audit and Compliance Committee and the Appointments and Remuneration Committee. As regards the Risks Committee, detailed information is given on page 124 of this Annual Report.

- Executive Committee

The Executive Committee is a basic instrument for corporate governance in the Bank and its Group. The Board believes it has a balanced composition as it comprises 10 Directors, five of whom are executive and five non-executive (two independent and three who are neither proprietary nor independent Directors).

- Audit and Compliance Committee

The Audit and Compliance Committee was created within the Board to evaluate the information and accounting verification systems, oversee the external auditing firm’s independence and review the Company’s and the Group’s internal control and compliance systems.

The Board’s meeting on July 26, 2005 agreed to increase the Committee’s functions including among them receiving, handling and keeping the complaints received by the Bank on issues related to the process of drawing up financial information, auditing and internal controls and the confidential and anonymous reception of information from the Group’s employees on possible questionable practices regarding accounting and auditing matters.

The Committee has issued a report, which is distributed with this Annual report and sets out in detail the following points:

Corporate Governance
•	The Committee’s, composition, functions and operating regime.
•	Activity in 2005, grouping them on the basis of the Committee's various functions:

- Financial information

- The Auditor

- The Group's internal control systems

- Internal auditing

- Compliance and prevention of money-laundering

- Corporate Governance

- Measures proposed by supervisors

- Information for the Board and for the Shareholders' Meeting and evaluation of efficiency and compliance with the company's governance rules and procedures

•	Evaluation by the Committee of the development of its functions during 2005

- Appointments and Remuneration Committee

This is another specialized Committee of the Board, which lacks delegated functions. The Regulations of the Board state that the members of this Committee be all nonexecutive Directors, and its chairman be an independent Director, as is currently the case. The Committee has issued a report, which is distributed with this Annual Report and which provides detailed information on the following points:

•	Composition
•	Functions
•	Activity in 2005

- Appointment and dismissal of Directors

- Remuneration, policy and implementation

- Board’s self-assessment

11. International Advisory Board

This board is regulated in Article 16 of the Regulations of the Board of Directors and is made up of dintinguished Spanish and foreign personalities who are not Directors. It helps the Board of Directors design, develop and, where appropriate, implement the business strategy at the global level by contributing ideas and suggesting business opportunities. Its members are:

Chairman:	Mr. Antonino Fernández, former Chairman of Grupo Modelo in Mexico.

Members:	Mr. Antonio Barrera de Irimo, former Finance Minister and Deputy Prime Minister of Spain for Economic Affairs.

Mr. Leopoldo Calvo Sotelo, former Prime Minister of Spain.

Mr. Bernard de Combret, Chairman of Elf Trading Geneva.

Mr. Carlos Fernández González, Chairman and Director General of Grupo Modelo in Mexico.

Mr. Santiago Foncillas, former Chairman of Grupo Dragados.

Mr. Richard N. Gardner, former US Ambassador to Spain.

Mr. Angel Gurría, former Finance Minister of Mexico and Secretary-General of the OECD.

Mr. Francisco Pinto Balsemâo, former Prime Minister of Portugal.

Secretary:	Mr. Ignacio Benjumea.

12. Senior Management

- Composition

The Bank is managed at the highest level, under the Chairman and the CEO, via members of Senior Management. The Chairman, CEO and the people below make up the Bank's Senior Management, without detriment to the posts that some of them hold in the Board.

Abbey	Mr. Francisco Gómez Roldán

Mr. Jorge Morán Sánchez

America	Mr. Francisco Luzón López

Mr. Marcial Portela Álvarez

Mr. Jesús Mª Zabalza Lotina

Asset Management and Insurance	Mr. Joan David Grimà Terré

Banesto	Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea

Communications and Research	Mr. Juan Manuel Cendoya Méndez de Vigo

Consumer Finance	Mr. Juan Rodríguez Inciarte

Financial Accounting and Control	Mr. José Manuel Tejón Borrajo

Financial Management	Mr. José Antonio Álvarez Álvarez

General Secretariat	Mr. Ignacio Benjumea Cabeza de Vaca

Mr. Juan Guitard Marín

Global Wholesale Banking	Mr. Adolfo Lagos Espinosa

Mr. Jorge Maortua Ruiz-López

Mr. Gonzalo de las Heras Milla

Internal Auditing	Mr. David Arce Torres

Resources and Costs	Mr. Pedro Mateache Sacristán

Mr. Serafín Méndez González

Risks	Mr. Matías Rodríguez Inciarte

Mr. José María Espí Martínez

Mr. Javier Peralta de las Heras

Mr. Teodoro Bragado Pérez

Santander Branch Network-Spain	Mr. Enrique García Candelas

Santander Totta	Mr. Antonio Horta Osorio

- Remuneration.

The information on the remuneration of Senior Management officers is in Note 5 of the annual accounts on pages 199 to 206 of this Annual Report.

IV. Related-party transactions, intra-group operations and conflicts of interest

13. Operations with significant shareholders of the Bank

Article 30 of the Regulations of the Board says:

“The Board will be informed of any direct or indirect transaction between the Bank and a significant shareholder, assessing it from the standpoint of equality of treatment of all shareholders and of market conditions, and providing information on such transactions in the Annual Report on Corporate Governance.”

The Bank has no knowledge of significant shareholders,so there is no information in this regard.

There were also no important operations during the year with shareholders who are proprietary Directors.

14. Operations with Directors or senior management officers of the Bank and with Directors of Group companies

Without detriment to the more detailed information referred to in Note 55 to the annual accounts and on page 260 of the Annual Report, regarding operations mentioned in Article 200.13 of the Spanish Companies Act and Rule 32 of Bank of Spain Circular 5/1993, there were no transactions by the Bank or of the companies of its Group outside of normal business or which were not conducted in normal market conditions with Directors, either directly or indirectly. In the case of the company Directors (Assicurazioni Generali S.p.A. and Mutua Madrileña Automovilista) there were no such transactions of this type with their representatives on the Board.

Corporate Governance

Lastly, there were also no operations by the Bank or the companies of its Group with Senior Management executives, directly or indirectly, which either comply with any of the circumstances described in the previous paragraph or are of enough importance to require information to give the true picture of the Bank’s equity, financial situation and results, in accordance with Order EHA/3050/2004 of September 15, on information on related-party operations that has to be provided in the halfyearly information by companies with securities traded in the secondary markets.

As regards loans and advances to Directors, the information is set out in note 5 to the annual accounts on pages 199 to 206 of this Annual Report.

15. Inter group operations

There were no inter group operations in 2005 that were not eliminated in the process of consolidation and were not conducted in market conditions or were not an inherent part of the Bank's or the Group's normal activity or businesses.

16. Mechanisms to control conflicts of interest

- Directors

In the specific case of the Bank’s Directors, conflicts of interest are regulated by Article 28 of the Regulations of the Board, which have been adapted to the new Article 127.ter of the Spanish Companies Act, introduced by Law 26/2003. Article 28 establishes the Directors’ obligation to inform the Board of any situation of direct or indirect conflict of interest which may exist with the Bank. If the conflict refers to a transaction, the Director cannot conduct it without the Board's approval, following a report from the Appointment and Remuneration Committee. The Director concerned must not take part in the discussion of the transaction or vote.

-	Mechanisms to identify and resolve conflicts concerning Senior Management officers who are not Directors

Detection mechanisms are largely based on the obligation by people subject to the Code of Conduct in the Securities Market to declare in cases of conflicts of interest. The code is available on the Group's website (www.gruposantander.com).

This obligation is regulated in Title I, Chapter III, letter A (“Declaration of Personal Situations”). The relevant items are 12 and 13 of the code which are written out below.

“12. General declaration of links.

Persons subject to this code must declare their links to Compliance Management and ensure that the details of the declaration are kept up-to-date.

13. Situations of possible conflict

Persons subject to this must inform Compliance Management any situation where, due to their links or any other reason or consideration, there could exist a conflict of interest, in the view of an impartial observer and in respect of an activity, service or specific transaction.”

Title 1, Chapter III, letter B (“Procedure in Conflicts of Interest”) of the Code of Conduct in the Securities Market regulates the procedure of people subject to such code in situations of conflict of interest based on the principle of “Avoidance of Conflicts”, which is developed in item 14 of said code, under which:

“Those subject to it will seek to avoid conflicts of interest, both their own and of the Group, and, if they are personally affected by them, will abstain from participating or, where appropriate, from voting, in situations where they are raised.”

As regards the regulations for settling conflicts of interest, the Code of Conduct in the Securities Market (item 15) states that the following should be taken into account:

“15.1	In case of a conflict of interest between the Group and a client, safeguard the interests of the latter.
“15.2	In the case of a conflict of interest between people subject to this code and the Group, the obligation of loyal conduct of the former.
“15.3

In the case of conflict of interest between clients, those affected will be contacted. The transactions concerning the conflict can take place only with the consent of the affected. No actions will be taken to favour any of them.”

17.Conflict-resolving bodies

- Directors

The Board of Directors.

- Senior Management

The Code of Conduct in the Securities Market establishes in Title I, Chapter III, letter B (“Procedure in the face of Conflicts of Interest”), item 15, the following resolution bodies:

“Conflicts of interest will be resolved by the maximum executive of the Separate Area affected; if they affect several Areas then the first person in the hierarchy above all of them or, if none of this applies, by the person appointed by the Compliance Management. In cases where there are doubts about the responsibility or how to resolve the issue, the Compliance Management can also be consulted.”

18. Specific conflicts of interest

In 2005 there were 35 cases in which Directors abstained from taking part or voting in deliberations or meetings of the Board or of its Committees, in accordance with the rules set out in the previous item.

V. Shareholders' Meetings

19. June 18, 2005 Annual General Meeting

This was the only Shareholders' Meeting held during 2005.

A total of 175,056 shareholders attended or were represented, with 3,077,352,052 shares.

The members of the Board who attended had 79,292,832 of their own shares and another 926,156,494 represented shares. The holders of 915,714,200 shares conferred their representation on the Chairman of the Board or on other members of it, leaving instructions to vote in favour of all the Board's proposals.

The agreements and the voting percentage in each case are summarised in the next page. The full text of these agreements is on the Group’s website.

Before the Meeting, the Chairman again sent a letter to all shareholders inviting them, apart from their rights of information and proposal, to formulate suggestions on matters they would like to see dealt with.

1,300 letters were received and answered.

It is expected that the next Shareholders’ Meeting will vote on a proposal to change Article 20 of the Company’s By-laws so that the convening of the AGM is done at least 30 days in advance.

Corporate Governance

Votes	For	Against	Abstention	Blank

1. Approval of the 2004 financial statements and the management.	93.043%	0.029%	6.917%	0.012%

2. Approval of the distribution of net income generated during 2004.	95.505%	0.031%	4.452%	0.012%

3. Board of Directors: ratification and re-election of Directors .

a.Ratification of the appointment of Lord Burns	94.472%	0.746%	4.713%	0.069%

b.Ratification of the appointment of Mr. Luis Ángel Rojo Duque	95.073%	0.155%	4.705%	0.067%

c.Re-election of Mr. Emilio Botín-Sanz de Sautuola y	94.725%	0.746%	4.515%	0.014%
y García de los Ríos

d.Re-election of Mr. Matías Rodríguez Inciarte	94.409%	0.759%	4.761%	0.071%

e.Re-election of Mr. Manuel Soto Serrano	94.311%	0.909%	4.707%	0.073%

f.Re-election of Mr. Guillermo de la Dehesa Romero	94.220%	0.983%	4.725%	0.073%

g.Re-election of Mr. Abel Matutes Juan	93.801%	1.430%	4.698%	0.071%

h.Re-election of Mr. Francisco Javier Botín-Sanz de Sautuola y O'Shea	92.355%	1.628%	5.947%	0.070%

4. Re-election of Deloitte, S.L. as the Auditor for 2005.	95.429%	0.105%	4.451%	0.015%

5. Authorisation to acquire own shares.	95.436%	0.087%	4.462%	0.015%

6. Empower the Board to state the date and set the conditions,	94.830%	0.701%	4.454%	0.015%
within a year, for a capital increase of EUR 375 million,
agreed by the Shareholders' Meeting.

7. Authorise the Board, in accordance with Article 153.1.b) of	88.695%	3.320%	7.970%	0.015%
the Spanish Companies Act, to increase the capital one or
several times and at any time, over a period of three years, by a maximum of EUR 1,563,574,144.50, all in the terms
and conditions deemed opportune

8. Empower the Board to issue EUR 25,000 million of bonds not	95.254%	0.272%	4.461%	0.013%
convertible into shares.

9. Approve, for execution by the Bank and its subsidiaries, an	95.199%	0.291%	4.494%	0.015%
incentives plan consisting of options on shares of the Bank and other mechanisms linked to the bank´s shares, based on the share price and earnings performance.

10. Authorise the Board to interpret, correct, complement,	92.396%	0.071%	7.517%	0.015%
execute and develop the agreements and empower it
to register them.

20.    Delegation, vote and remote attendance. Information for shareholders and communication with them.

The Bank has made a significant effort to facilitate shareholders’ participation in the Annual Meeting, with a view to assuring that their rights are exercised easily and effectively. The Bank’s shareholders can attend the Meetings by holding just one share. They can delegate their representation in the Meeting and their right to vote both via mail or other physical means and via electronic means. They can attend the Meeting personally or remotely through telematic means, which are designed to enable shareholders to watch the meeting live, ask questions and vote, with the appropriate security measures. They can find in the Group’s website all the information they need about the different ways they can exercise their rights and all the relevant information –including the proposals of all the agreements- regarding the issues that are submitted to the Meeting.

The Group has also implemented the necessary mechanisms for non-residents in Spain to be able to exercise their rights through the corresponding depositories, custodians and intermediaries, which is specially relevant in a Group that has recently incorporated a high number of retail shareholders due to the acquisition of Abbey National plc.

Therefore, Santander has already adopted, always in compliance with Spanish law, the measures the Shareholders’ Rights Directive project is meant to boost.

- Delegation and vote

Under the Bank’s internal rules, Articles 16 and 46 of the By-laws and Article 8 of the Regulations of Shareholders’ Meetings regulate the representation and delegation of votes at Shareholders’ Meetings.

The Shareholders’ Meeting on June 19, 2004 agreed, at the proposal of the Board, the changes made to bring the aforementioned articles into line with Articles 105 and 106 of the Spanish Companies Act and Article 114 of the Securities Market Act, in accordance with the text resulting from Law 26/2003 of July 17th, in order to facilitate the use of long-distance delegation and voting.

It is expected that the next Annual General Meeting will vote on the proposal to change Article 16 of the By-laws and Article 8 of the Regulations of the Shareholders’ Meetings to allow vote delegation to a non-shareholder.

a. Delegation and remote attendance at the Meeting in 2005

At the AGM of June 18, 2005, the only meeting held during 2005, shareholders were able to exercise their delegating and remote voting rights prior to the holding of the Meeting. In addition, and for the first time, they were able to attend the Meeting remotely via the Internet and follow it in real time.

The table below sets out the votes registered as a percentage of the Bank’s capital, using the different ways for voting and delegation of votes mentioned in the previous paragraph.

				Attendance data

AGM date	% of personally attending	% represented	% voting at a distance	Total

18/06/2005	6.064% (1)	41.861% (2)	1.279% (3)	49.204%

(1) Of the percentage indicated (6.064%), 0.002% corresponds to the capital that attended the meeting via Internet.

(2) The percentage of capital delegated by Internet was 0.008%.

(3) Of the percentage indicated (1.279%), 1.276% corresponds to voting by mail and 0.003% by Internet.

b. Measures to resolve conflicts of interest in the delegation of votes

The proxy cards include the items on the agenda and request the voting indication for each one of them. The name of the shareholder to whom the voting rights are delegated is required.

In order to ensure the exercise of the vote, the cards set down the following:

-	In the case of lack of delegation in a specific person, the delegation will be understood to have been granted to the Chairman of the Board.
-	In the case of the lack of voting instructions, the vote will be understood to be in favour of the proposals of the Board.

In accordance with Article 114 of the Securities Market Act, and in accordance with the text resulting from Law 26/2003 of July 17, 2003, on the Transparency of Listed Companies, the proxy cards used at the Shareholders’

Corporate Governance

Meetings in 2004 and at the AGM of June 18, 2005, the only ones held so far by the Bank following the entry into effect of the aforementioned Law 26/2003, established that if the representative of the shareholder had a conflict of interests in the voting of any of the proposals which, on or off the agenda, were submitted to the Meeting, the representation would be conferred on the Bank’s Secretary General as a shareholder with the right of attendance.

- Shareholders information and communication

Article 26 of the corporate By-laws and Articles 7 and 18 of the Regulations of the Board develop the legal right of information.

Shareholders can communicate with the Bank by post or electronic mail or through the shareholder telephone service.

In accordance with the Regulations of the Board, there is a department that manages the flow of regular information to institutional investors who are shareholders of the Company. However, the Bank has taken the necessary precautions so that relations between the Board and institutional shareholders never result in the delivery to the latter of information that could give them a privileged situation or one of advantage over other shareholders.

The Shareholders’ Area offers a personal attention service not only upon the convening of the AGM but throughout the year.

During 2005, 545 meetings were held with investors and there were permanent communications with analysts and rating agencies. The Shareholders’ Area in Spain, the UK and Mexico held 98 meetings with shareholders and 119 forums were organised with the attendance of 2,545 shareholders.

Lastly, in accordance with the recommendations of the National Securities Market Commission on meetings with analysts and investors, both the notice of these meetings and the documents to be used at them are being published with the due anticipation.

VI. Information and transparency. Relationswith the Auditor. The website.

21. Information for the markets

The Regulations of the Board (Article 32.1) state that the Board will immediately inform the public about a) relevant facts that could affect the Bank's share price; b) changes that significantly affect its shareholder structure; c) substantial changes to the rules of governance; d) relevant transactions related to Board members; e) significant treasury stock operations.

The Bank made public 53 material notices during 2005 which can be consulted on the Group's website and on the website of the National Securities Market Commission.

22. Financial information

In accordance with the Regulations of the Board (Article 32.2), the Board has taken the necessary measures to ensure that quarterly, six monthly and other information made available to the markets is drawn up with the same principles, criteria and professional practices as those used for the annual financial statements. This information is reviewed by the Audit and Compliance Committee before its publication.

23. Other material information

Of note, in addition to Article 31.1.a) of the Regulations of the Board, is what is set out in the Code of Conduct in the Securities Market, according to which it is the responsibility of the Compliance Management to inform the National Securities Market Commission (CNMV) of any material information regarding the Group.

This communication will always be made prior to the dissemination of material information to the market and to the media, and will take place as soon as there is a decision or an agreement is subscribed to or executed.

The information disseminated will be true, clear, complete, balanced, timely and, where possible, quantified.

24. Relations with the Auditor

- Independence of the Auditor

The Board has entrusted the overseeing of the Auditor’s independence to the Audit and Compliance Committee. This Committee is responsible for channelling the relationship between the Board and the Auditor.

The Bank has mechanisms in the Regulations of the Board (Article 33) to guarantee the independence of the Auditor, including a ban on the Board from hiring auditing firms whose fees for all services represent more than 2% of the firm’s total revenues during the previous year.

The Regulations of the Board also limit hiring with the firm other services, different from those of auditing, which could put its independence at risk.

The Regulations oblige the Board to make public the fees paid by the Company to the Auditor for services other than auditing.

The Chairman of the Audit and Compliance Committee meets the Auditor from time to time in order to guarantee the effectiveness of its work and analyse the possible situations which could pose a risk to its independence.

There is detailed information on pages 162 and 252 of this Annual Report about the Auditor’s compensation for auditing and other services, as well as the comparable figures for both services and their respective percentages over the firm’s total fees.

- Production of accounts that do not give rise to qualified reports

The mechanisms used for this (under Articles 14.1 and 2 c), e) y f) and 33.1 and 5 of the Regulations of the Board) can be summed up as follows:

-

Rigour in the collection of the data needed for the accounts and in their production Bank’s and the Group’s services, all in accordance with the legal requirements and the applicable accounting principles.

-

Review of the accounts drawn up by the Audit and Compliance Committee, the body specialising in this function, formed by independent Directors and chaired by the Fourth Vice-Chairman. This Committee acts as the ordinary communication channel with the Auditor.

-

Periodic contacts with the Auditor, both by the Board –twice during 2005 – and the Audit and Compliance Committee – 10 times in 2005, which allow possible differences of criteria to be checked with sufficient time.

-	In any event, when a discrepancy occurs, the Board believes it must maintain its criterion, it must make its reasons and the scope of the disagreement public.

25. Website

Under the agreement adopted by the Board at its meeting on January 23, 2004 all the information required by Article 117 of the Securities Market Act, in the implementation of Law 26/2003, and ECO/3722/2003, can be easily obtained from the Group's website (www.gruposantander.com) in “Information for Shareholders and Investors”.

The following information is available:

-	The corporate By-laws
-	The Regulations of the Shareholders' Meeting
-	The Regulations of the Board
-	The Annual Report
-	The Annual Report on Corporate Governance
-	The Code of Conduct of the Securities Markets
-	The General Code of Conduct
-	The Corporate Social Responsibility Report
-	The Reports of the Audit and Compliance and Appointments and Remuneration Committees.
-

From the date it is published, the convening of the Shareholders' Meeting on June 16 and 17, on first and second call, together with the documentation and information regarding the Meeting, the proposed agreements and mechanisms for exercising the rights of information, delegation and voting, including via electronic means will be included on the website.

26.	Information on the share, trading, price performance and dividends.

On pages 30 to 33 of this Annual Report there is detailed information on all aspects of the Santander share.

27.	Risks

There is detaliled information on pages 123 to 160 on the Group’s risk policies.

28.	Recommendations on corporate governance

The Annual Report on Corporate Governance gives detailed information on fulfilment of the recommendations contained in the Olivencia and Aldama Reports. The report is available on the Group’s website (www.gruposantander.com).

29.	Codes of Compliance and Prevention of Money-laundering

On page 299 of this Annual Report there is more information on the General Code of Conduct and the Code of Conduct in the Securities Market. The full text of these Codes is also available in the Group’s website.

On pages 299 to 301 of this Annual Report there is information on Compliance and Prevention of Money-laundering from criminal activities in 2005.

30.	Evaluation of Grupo Santander’s Corporate Governance by an independent agency

Deminor Rating maintained its rating of 8 out of 10 - on a scale of 10 (“best practices”) to 1 (“most questionable practices” - which, in its opinion, indicates that the Bank has a superior standard and functioning regarding its corporate practices. The Bank continues, according to Deminor Rating, to be one of the leading corporate governance actors in Continental Europe and performs particularly well on its disclosure standards and in its board functioning.

Deminor Rating’s full report is on the Group's website (www.gruposantander.com).

Corporate Governance
31.	Self-assessment of the Board

Finally, in response to the commitment made by the Chairman at the Shareholders’ Meeting of June 19, 2004, the Bank hired Spencer Stuart to carry out a process of self-assessments of the Board, which has been done through review - based on replies to a questionnaire and personal interviews with Directors - of the following items:

-	The organisation and functioning of the Board and of the following Committees: Executive, Risks, Audit and Compliance and Appointments and Remuneration.
-	The topics reviewed at the meetings of the Board and its Committees, and Director’s participation.
-	Information available to Directors to develop their functions and the role carried out by the Secretary of the Board.
-	The definition of the Bank’s strategic orientation.
-	The scope of Directors’ responsabilities and their performance in this respect.

This self-assessment shows Directors have a very positive view of the organisation and functioning of the Board. Of particular note are the functioning of the Executive Committee, the Risks Committee and the Audit and Compliance Committee, the exercise of responsibilities by Directors, the comparison with other Boards and the quality of the Board’s role in the Group’s strategy, the long term decision-making, the ways of ensuring the Company operates legally and ethically, and the appointment, evaluation, remuneration and replacement of the highest executive. There is also a shared view in identifying important matters for the Group’s future and the internal factors that will affect the strategy.

As a result of the self-assessment process carried out in2005, the following measures were taken:

-	Submit to the next Annual General Meeting a change in the By-laws to reduce the maximum number of Directors from 30 to 22.
-

Change the Regulations of the Board to adopt a more detailed procedure to cover the vacancies in the Board’s posts –particularly the Chairman and the CEO- and in the Committees’, and also to deepen Directors’ involvement in the Board’s tasks so that every Director can attend, with the right to speak but not to vote, the meetings of the Board’s Committees they are not members of, at the invitation of the Board’s Chairman and the Chairman of the respective Committee and with a previous request to the Chairman of the Board.

-	Launch a permanent Directors’ training programme focused mainly on the performance and trends of international banking.
-	Update the By-law-stipulated fees.
-	Hold annually, from 2006, a single-topic session of the Board dedicated to strategy.
-	Have the Executive Committee and the Board receive once or twice a year information on investor relations’ and corporate communications’ policies.

In March 2006, the Committee launched a new self-assessment procedure for the Board, which this year has a special section to individually evaluate the Chairman, the CEO and the rest of the Directors.

Financial Report
Consolidated Financial Report	73

Report by Segments	89

Consolidated Financial Report

Financial

Report

Summary of 2005

Grupo Santander conducted its business against a backdrop of growth in the global economy of more than 4%. The United States and Asia, led by China, were again the most dynamic regions. Latin America, which has enjoyed three straight years of robust growth, and Eastern Europe benefited from this expansion. Also of note was the consolidation of Japan’s recovery, and better signs in the Euro zone. The main risks facing this continued expansion are related to the US current account deficit, the oil market, the real estate market in some countries and consumer confidence.

The US economy grew 3.5% in 2005, with indicators pointing to a pace of more than 4% at the beginning of 2006. The Fed continued to increase its key rate (to 4.5%), and more rises are likely given the economy’s strength.

Latin America grew 4% and ended the year with new signs of vitality and lower inflation in Mexico and Brazil, which produced further cuts in interest rates. The region’s currencies appreciated, backed by a positive international context and solid external accounts.

The Euro zone grew 1.4%. Business confidence data, the employment situation and that of companies heralded a faster pace of growth in the first months of 2006. Inflation, driven by oil prices, was 2.4%, above the European Central Bank’s 2%target. The ECB is likely to further increase its repo rate after the increase made in November (to 2.25%) and in February 2006 (2.50%). The euro slid 13% against the dollar during 2005, ending the year at US$1.18/euro.

The Spanish economy grew 3.4% in 2005, two percentage points more than the Euro zone. The main drivers were consumption, construction and investment in capital goods, which offset the external sector’s negative contribution. The outlook points to a stabilization at this level, although inflation (4.2% year-on-year in January) and the current account deficit are still high.

The UK economy consolidated the slight upturn in the summer (2.5% annualised growth in Q405), thanks to consumption and a still buoyant housing market. Inflation remains at around 2%. The Bank of England held its base rate at 4.5% after shaving off 25 b.p. in August.

Exchange rates had a positive impact of around 4 percentage points in 2005, both on earnings and on the balance sheet, as a result of the appreciation of most Latin American currencies.

The 2005 financial statements were drawn up on the basis of the new International Financial Reporting Standards (IFRS). In order to provide like-for-like comparisons, the 2004 statements were drawn up again in accordance with the new regulations. Note 2 of the Annual Accounts of this Report explains the counting principles and valuation criteria applied.

This chapter of the Annual Report presents the Group’s balance sheet and income statement figures, as well as their details, with and without Abbey. Year-on-year comparisons with 2004 are made. Most of the comments are made on figures excluding Abbey as this gives like-for like comparisons and so provides a more faithful picture of the Group’s performance.

In this environment, Grupo Santander expanded its business, strongly increased net operating revenue, made further progress in integrating Abbey, developed global projects and took steps to strengthen the Group’s position in order to face future challenges.

The main highlights were:

•	Grupo Santander generated record attributable income of EUR 6,220 million, 72.5% more than in 2004. This was the largest profit ever recorded by a Spanish company.
•

This growth was partly due to the incorporation of Abbey, which contributed EUR 811 million of attributable income, and the impact on the bottom line of the net difference between net capital gains and extraordinary provisions of EUR 1,008 million. Excluding both, ordinary attributable income for the Group reached EUR 4,401 million (+22.0%).

•

Gross capital gains from the sale of stakes in The Royal Bank of Scotland, Unión Fenosa and Auna of EUR 2,229 million, of which EUR 658 million was used to amortise ahead of schedule Abbey’s restructuring costs and EUR 608 million for early retirements.

•	After Abbey’s incorporation, Europe generated attributable income of EUR 3,795 million (68% of the business areas) and Latin America contributed EUR 1,776 million (32%).
•

Earnings were on an upward trend. Growth of gross operating income and net operating income varied from quarter to quarter and, excluding Abbey, the highest rates were recorded in the fourth quarter (14% and 18%, respectively).

•	The rise in net operating income was solid and from diversified sources, with all geographic and business areas registering strong activity. Lending increased 24% and customer funds 20% (18% and 14%, respectively, including Abbey).
•	The main management ratios performed well.
•

The efficiency ratio, excluding Abbey, improved by 2 percentage points (from 52.0% to 50.0% including depreciation and amortisation costs). Including Abbey the ratio was 52.5%. All the large units in Europe and Latin America improved notably.

•	The ratio of non-performing loans (NPLs) was at an all time low (0.89%, down from 1.00% at the end of 2004) and NPL coverage increased by 16 points to 182%.
•	The capital adequacy ratios also improved. Core capital stood at 6.05%.
•

ROE was 16.6%, on the basis of ordinary attributable income, and 19.9% with all income. The comparison with 2004 is affected by the capital increase at the end of that year in order to acquire Abbey, although the ROE’s performance during 2005 was positive and improved every quarter.

•	The Group’s strength produced higher earnings per share and enabled us to increase the dividend significantly in the first year after acquiring Abbey.
•	Earnings per share were EUR 0.9967, 36.8% more than in 2004. On the basis of ordinary attributable income, the increase was 14.7%.
•

In line with these results, the dividend per share charged to the year’s earnings that the board will propose at the AGM meeting is EUR 0.4165, 25% more than in 2004. This represented a pay-out of 49.98% of ordinary attributable income, in line with the Group’s remuneration policy, and was equivalent to a return of 4.21% on the average share price during 2005.

Turning to the business performance, the principal level of segmentation (geographic) has four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas cover all the businesses that the Group develops in them, and they are: Continental Europe, United Kingdom (Abbey) and Latin America.

Consolidated Financial Report

Continental Europe performed solidly. Abbey surpassed the goals set for the year and Latin America maintained strong growth in activity and earnings, mainly customer business.

Continental Europe, which generates 54% of the attributable income of the operating areas, registered significant growth in revenues thanks to higher net interest income, almost flat costs and reduced needs for provisions because of the impact that high credit risk quality has on implementing the International Financial Reporting Standards (IFRS). Gross operating income grew11.2%, net operating income 19.8% and attributable income amounted to EUR 2,984 million, 38.2% more than in 2004. All Retail Banking units (Santander Network, Banesto, Santander Consumer Finance, Portugal and Banif), as well as Asset Management and Insurance and Global Wholesale Banking, grew.

The United Kingdom (Abbey) contributed EUR 811 million of attributable income in its first year (£555 million), 14%of the total of the Group’s operating areas. Moreover, revenues and earnings increased every quarter.

Abbey had three priority objectives in 2005: stabilisation of recurrent revenues, cost savings of £150 million and higher sales and productivity. It exceeded all of them: recurrent revenues rose 4%, costs were £224 million lower and there were higher sales of the main products.

Latin America generated EUR 1,776 million of attributable income (32% of the Group’s total operating areas and 20.8% more than in 2004). The main drivers of this growth were the strong rise in business and the notable increase in commercial revenues in the last quarters, which was higher than the growth in the costs of expanding activity. In dollars, the currency used to manage the area, net operating income was 31.8% higher and attributable income was up 21.0% at US$2,208 million.

The region’s gross operating income, net operating income and attributable income all grew. The net operating income of the three main countries, the total of "other countries" and also that of Santander Private Banking increased by more than 20%. This growth went hand in hand with a big improvement in efficiency and excellent credit risk quality. Latin America’s NPL ratio dropped from 2.94% in 2004 to 1.91% in 2005 and NPL coverage rose from 155% to 183%.

The secondary level (by businesses) distinguishes between Retail Banking, Asset Management and Insurance and Global Wholesale Banking (the sum of the three geographic areas of the principal level).

Retail Banking, which generates 84% of the total revenues of the operating business areas and 78% of income before taxes, performed well. Excluding the contribution of Abbey’s retail business, the rest of the Group’s retail banking registered rises of 26.1% in net operating income and 38.3% in income before taxes. Continental Europe’s net operating income increased 21.3% and its income before taxes grew 39.1%. The respective growth rates in Latin America, in euros, were 38.2% and 36.2%, spurred by the take-off in customer business in the main markets.

Asset Management and Insurance continued its consolidation as a global business. The commercial brand of the fund management entities in all countries and markets was unified and is now called Santander Asset Management, and the Global Insurance Unit was created which integrates business in Spain and Latin America. Both moves combine knowledge of markets and local needs with the Group’s global skills in managing and developing high value added products.

Income before taxes amounted to EUR 688 million, 9% of the operating areas’ total and 37.2% higher than in 2004 when excluding Abbey. Total revenue generated by all the products managed in this segment (mutual funds, pension funds and insurance) was EUR 3,696 million, 62.9% more than in 2004 (+20.3% excluding Abbey).

Global Wholesale Banking's income before taxes amounted to EUR 1,069 million (13% of operating business are as total) increasing by 21.9%. Gross operating income rose 9.2%, as a result of the positive effect of greater customer business and capital gains and the negative impact of a lower contribution from own account treasury activity. In addition, loan-loss provisions were also lower because of reduced basic financing.

In short, this analysis underlines the Group’s effort to boost business volumes and revenues by strengthening customer activity in all geographic and business areas, while controlling costs and maintaining excellent credit risk quality.

Income statement

Million euros

	2005		2004	Variation w/o Abbey
	With Abbey	w/o Abbey		Amount	(%)

Net interest income (w/o dividends)	10,158	8,269	7,186	1,082	15.06

Dividends	336	334	389	(55)	(14.17)

Net interest income	10,493	8,603	7,576	1,027	13.56

Income from companies accounted for by the equity method	619	617	449	168	37.35

Net fees	6,314	5,356	4,769	587	12.32

Insurance activity	816	227	161	65	40.45

Commercial revenue	18,242	14,802	12,955	1,847	14.26

Gains (losses) on financial transactions	1,565	1,218	1,101	118	10.70

Gross operating income	19,807	16,020	14,055	1,965	13.98

Income from non-financial services	426	374	348	26	7.50

Non-financial expenses	(122)	(106)	(145)	39	(26.89)

Other operating income	(104)	(104)	(63)	(41)	64.83

Operating costs	(10,723)	(8,307)	(7,533)	(774)	10.27

General administrative expenses	(9,701)	(7,403)	(6,695)	(709)	10.58

Personnel	(5,744)	(4,516)	(4,236)	(280)	6.62

Other administrative expenses	(3,958)	(2,887)	(2,459)	(428)	17.41

Depreciation and amortisation	(1,021)	(904)	(839)	(65)	7.78

Net operating income	9,285	7,877	6,662	1,216	18.25

Impairment loss on assets	(1,807)	(1,489)	(1,843)	355	(19.25)

Loans	(1,615)	(1,297)	(1,573)	276	(17.54)

Goodwill	—	—	(138)	138	(100.00)

Other assets	(192)	(192)	(132)	(59)	44.80

Other income	(286)	(362)	(237)	(125)	52.97

Income before taxes (ordinary)	7,192	6,026	4,581	1,445	31.54

Corporate income tax	(1,437)	(1,082)	(597)	(486)	81.36

Net income from ordinary activity	5,755	4,944	3,985	959	24.08

Net income from discontinued operations	(14)	(14)	12	(25)	—

Net consolidated income (ordinary)	5,742	4,930	3,996	934	23.37

Minority interests	530	530	390	139	35.69

Attributable income to the Group (ordinary)	5,212	4,401	3,606	795	22.04

Net extraordinary gains and write downs	1,008	1,008	—	1,008	—

Attributable income to the Group	6,220	5,409	3,606	1,803	50.00

Pro memoria:
Average total assets	738,518		395,068	343,450	86.93

Average shareholders' equity	31,326		18,264	13,062	71.52

Consolidated Financial Report

Quarterly

Million euros	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest income (w/o dividends)	1,788	1,749	1,798	1,852	2,321	2,411	2,623	2,803

Dividends	45	197	103	44	36	172	70	57

Net interest income	1,832	1,946	1,901	1,896	2,357	2,583	2,694	2,860

Inc. from comp. accounted for by the equity method	125	82	133	109	141	189	153	136

Net fees	1,112	1,246	1,188	1,222	1,416	1,522	1,655	1,721

Insurance activity	31	46	41	44	214	183	215	203

Commercial revenue	3,101	3,320	3,262	3,270	4,127	4,477	4,717	4,920

Gains (losses) on financial transactions	318	325	265	192	408	461	313	384

Gross operating income	3,420	3,645	3,528	3,463	4,535	4,938	5,030	5,304

Income from non-financial services	89	102	77	80	111	112	76	127

Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)	(30)

Other operating income	(18)	(9)	(21)	(15)	(9)	(32)	(27)	(36)

Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,557)	(2,608)	(2,677)	(2,881)

General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,321)	(2,373)	(2,438)	(2,569)

Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,387)	(1,405)	(1,437)	(1,515)

Other administrative expenses	(617)	(620)	(612)	(610)	(935)	(969)	(1,001)	(1,053)

Depreciation and amortisation	(200)	(209)	(209)	(221)	(235)	(235)	(239)	(312)

Net operating income	1,619	1,828	1,683	1,531	2,045	2,368	2,387	2,484

Impairment loss on assets	(366)	(472)	(496)	(509)	(293)	(403)	(418)	(692)

Loans	(328)	(436)	(471)	(337)	(283)	(393)	(399)	(540)

Goodwill	(2)	—	—	(136)	—	—	—	—

Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)	(152)

Other income	(100)	(6)	48	(180)	(137)	(108)	(137)	96

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,615	1,856	1,832	1,888

Corporate income tax	(189)	(231)	(196)	19	(311)	(350)	(373)	(402)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459	1,486

Net income from discontinued operations	2	1	2	6	0	0	(15)	0

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445	1,486

Minority interests	110	89	94	97	119	141	118	152

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327	1,334

Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—	1,008

Attributable income to the Group	856	1,391	1,420	(60)	1,185	1,366	1,327	2,342

Exchange rates: 1 euro / currency parity

	2005		2004

	Period-end	Average	Period-end	Average

US$	1.1797	1.2435	1.3621	1.2410

Pound sterling	0.6853	0.6838	0.7050	0.6780

Argentine peso	3.5907	3.6352	4.0488	3.6564

Bolivian peso	9.4376	10.0229	10.9526	9.8476

Brazilian real	2.7446	3.0068	3.6177	3.6325

Colombian peso	2,697.4135	2,884.2549	3,204.3066	3,259.4524

Chilean peso	604.7732	694.1889	759.7110	756.6815

New Mexican peso	12.5845	13.5338	15.2279	14.0120

Paraguayan guarani	7,196.1700	7,669.2998	8,329.8626	7,403.0204

New peruvian sol	4.0561	4.0956	4.4745	4.2387

Uruguayan peso	27.9589	30.3279	35.9663	35.6202

Venezuelan bolivar	2,533.1698	2,622.8132	2,611.9630	2,336.1757

Grupo Santander results

Grupo Santander’s attributable income increased 72.5% in 2005 to EUR 6,220 million.

There were three main factors behind this surge in attributable income from EUR 3,606 million in 2004:

•	Attributable income, on a like-for-like basis (i.e. excluding Abbey) was 22.0% higher at EUR 4,401 million.
•

Including Abbey, which contributed EUR 811 million, attributable income amounted to EUR 5,212 million, 44.5% more than in 2004. This figures is the best reflection of the Group’s capacity to generate earnings and should be taken as the starting point for coming years.

•	Lastly, the net incorporation of EUR 1,008 million (the difference between capital gains and extraordinary provisions) brings total attributable income to EUR 6,220 million, 72.5% more than in 2004.

What follows is a more detailed look at the income statement, excluding Abbey and the net difference between capital gains and extraordinary provisions, in order to make like-for-like comparisons between 2005 and 2004.

Net interest income increased 13.6% to EUR 8,603 million. Of particular note was that, excluding dividends, the figure was higher in every quarter of 2005 than the preceding one. The increased business volumes fed through to a greater extent to revenues of the retail areas because of more stable spreads. The net interest income of Continental Europe and Latin America increased 15.4%.

Grupo Santander’s. Results in 2005

Attributable income grew 72%, exceeding EUR 6,200 mill.

Ordinary income reached EUR 5,212 mill.

In accordance with the new regulations, the cost of preferred shares is now recorded in net interest income. The cost in 2005 was EUR 191 million, 7.5% lower than in 2004.

Total net fees and insurance activity rose 13.2%, with a moderate rise in Continental Europe (+6.7%) and a significant one (+25.4%) in Latin America. The quarterly evolution was also excellent. Of note by products were the revenues from mutual and pension funds (+15.9%) and insurance (+30.4%).

These increases stemmed from the larger business volumes and in some cases, such as mutual funds, were due to changes in the business mix which produced an increase in revenues from average managed assets.

Net interest income (excluding dividends)

Million euros

Commercial revenue (excluding dividends)

Million euros

Consolidated Financial Report

Net fees and insurance business

Million euros

	2005		2004	Variation w/o Abbey
	With Abbey	w/o Abbey		Amount	(%)

Commissions for services	3,718	2,938	2,676	262	9.79

Credit and debit cards	621	601	560	42	7.43

Insurance	925	667	524	143	27.27

Account management	545	542	446	96	21.53

Commercial bills	218	218	269	(50)	(18.70)

Contingent liabilities	254	254	227	26	11.64

Other transactions	1,155	655	650	5	0.78

Mutual & pension funds	1,956	1,835	1,583	252	15.94

Securities services	640	583	510	73	14.33

Net fees	6,314	5,356	4,769	587	12.32

Insurance activity	816	227	161	65	40.45

Net fees and insurance business	7,129	5,583	4,930	653	13.24

Fees from securities increased 14.3%.

Income from companies accounted for by the equity method grew 37.4% to EUR 617 million, mainly because of Cepsa’s larger contribution.

As a result, the Group’s commercial revenue was 14.3% higher at EUR 14,802 million.

Net gains on financial transactions amounted to EUR 1,218 million, 10.7% more than in 2004. The strong rise begun in 2004 with revenue from the distribution of treasury products to customers, and continued through 2005. Particularly noteworthy were the increases achieved by Santander Global Connect in the Santander branch network and Polaris in Banesto, pioneers in the marketing of these products, and by extending Santander Global Connect to Portugal.

After incorporating gains on financial transactions, gross operating income increased 14.0% to EUR 16,020 million.

Operating expenses (including depreciation) were 10.3% higher, largely due to the commercial efforts in some countries and the development of new business and corporate projects. Their growth is selective and can be divided into three groups. In Europe, the increases were very contained (even the Santander branch network’s declined a little), except in Santander Consumer Finance, a growing business and with some perimeter effect.

Operating costs

Million euros

	2005		2004	Variation w/o Abbey
	With Abbey	w/o Abbey		Amount	(%)

Personnel expenses	5,744	4,516	4,236	280	6.62

General expenses:	3,958	2,887	2,459	428	17.41

Information technology	479	336	330	7	2.02

Communications	401	264	241	22	9.32

Advertising	401	337	291	46	15.83

Buildings and premises	785	524	450	74	16.34

Printed and office material	122	87	81	6	7.70

Taxes (other than income tax)	182	182	123	58	47.22

Other expenses	1,588	1,157	942	215	22.81

Personnel and general expenses	9,701	7,403	6,695	709	10.58

Depreciation and amortisation	1,021	904	839	65	7.78

Total operating expenses	10,723	8,307	7,533	774	10.27

Net operating income Million euros	Net operating income (excluding Abbey) Change o/ same period 2004

(*)   w/o Abbey

The growth in costs in Latin America was concentrated in two countries: Mexico, because of greater activity and infrastructure, and Brazil, very affected by exchange rates as the rise in local currency terms was 4% (below the inflation rate), and on a downward trend (around 10% at the beginning of the year). The pace of growth in the other countries was moderate.

The rise in costs in Financial Management and Equity Stakes was mainly due to corporate projects (for example, technology).

In short, the rise in expenses in the most mature markets was in line with inflation or below it. The businesses whose costs rose were those whose revenues increased the most, which enabled us to improve the level of efficiency for the Group as a whole and in all the main units.

The efficiency ratio (including depreciation and amortisation costs) was 50.0%, two percentage points better than in 2004. Excluding depreciation and amortisation costs, the ratio was below 45% for the whole of 2005. All the large units in Europe and the main Latin American countries improved their efficiency ratios, with and without depreciation and amortisation costs.

Net operating income, excluding Abbey, rose 18.3%. There were two noteworthy developments.

First, this growth came from all the operating areas (+23.9%). Financial Management and Equity Stakes contributed less than in 2004 because of the reduced revenues from the ALCO portfolios and the smaller contribution of the centralised exchange rate position.

All geographic areas and business segments significantly increased their net operating income. Growth was solid and diversified.

Second, growth rates continued to gather pace during the year. They accelerated from 10% year-on-year in the first quarter to almost double that for the year as a whole (+18%).

Including Abbey, net operating income was 39.4% higher at EUR 9,285 million.

Net loan loss provisions

Million euros

	2005		2004	Variation w/o Abbey
	With Abbey	w/o Abbey		Amount	(%)

Non performing loans	2,014	1,641	1,893	(252)	(13.30)

Country-risk	88	88	85	3	3.67

Recovery of written-off assets	(487)	(433)	(405)	(27)	6.75

Total	1,615	1,297	1,573	(276)	(17.54)

Consolidated Financial Report

The net impairment loss on the Group’s assets amounted to EUR 1,489 million, most of which were net loan loss provisions (EUR 1,297 million,17.5% lower than in 2004).

The reduction was due to lower generic provisions as specific ones increased in line with lending. The cost of credit was thus almost stable throughout the year, despite the change of business mix towards more profitable products, but also of a higher risk premium.

The net losses from the impairment of assets (EUR 192 million) includes Brazil’s early amortisation in the fourth quarter of its obsolete IT equipment (US$150 million).

Other income was EUR 362 million negative in 2005 (EUR 237 million negative in 2004).

After deducting these provisions, ordinary income before taxes amounted to EUR 6,026 million, 31.5% more than in 2004. Attributable income (excluding Abbey and extraordinary income, as previously stated) was 22.0% higher at EUR 4,401 million.

Attributable income per share was EUR 0.9967, 36.8% more than in 2004. Excluding capital gains, earnings per share were EUR 0.8351 (+14.7%). The lower growth in earnings per share than in attributable income was due to the impact of the capital increase at the end of 2004 to acquire Abbey, a bank that has not yet reached its full potential.

ROE was 19.9%, or 16.6% excluding capital gains (19.7% in 2004). The lower ratio was due to the aforementioned increase in shareholders’ equity, although the evolution of ROE was upward during the year (15.2% in the first quarter).

Attributable income to the Group (ordinary)** Million euros	ROE %	EPS Euros

(*) w/o Abbey (**)w/o extraordinary capital gains and allowances	(*) With capital gains

Balance sheet

 Million euros

	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Assets
Cash on hand and deposits at central banks	16,086	8,801	82.77	14,640	8,121	80.27

Trading portfolio	154,208	111,756	37.99	53,473	30,310	76.42

Debt securities	81,742	55,870	46.31	35,701	22,380	59.52

Loans and credits	26,480	17,508	51.25	0	—	—

Equities	8,078	4,419	82.78	5,832	2,752	111.90

Other	37,908	33,959	11.63	11,939	5,178	130.59

Other financial assets at fair value	48,862	45,759	6.78	4,736	3,679	28.73

Loans and credits	6,431	5,292	21.54	0	—	—

Other	42,431	40,468	4.85	4,736	3,679	28.73

Available-for-sale financial assets	73,945	44,521	66.09	73,927	44,507	66.10

Debt securities	68,054	36,702	85.42	68,054	36,702	85.42

Equities	5,891	7,819	(24.66)	5,873	7,805	(24.75)

Loans	459,784	394,432	16.57	317,661	259,230	22.54

Deposits at credit institutions	47,066	38,978	20.75	46,696	38,143	22.42

Loans and credits	402,918	346,551	16.27	264,033	212,560	24.22

Other	9,801	8,903	10.08	6,932	8,526	(18.70)

Investments	3,031	3,748	(19.11)	15,538	16,253	(4.40)

Intangible assets and property and equipment	12,204	10,998	10.97	6,937	5,834	18.92

Goodwill	14,018	15,091	(7.11)	5,278	4,891	7.90

Other	26,968	29,381	(8.21)	19,397	20,995	(7.61)

Total assets	809,107	664,486	21.76	511,587	393,820	29.90

Liabilities and shareholders’ equity
Trading portfolio	112,466	91,526	22.88	19,908	12,157	63.77

Customer deposits	14,039	20,541	(31.66)	43	—	—

Marketable debt securities	19,821	11,792	68.10	0	—	—

Other	78,607	59,194	32.80	19,866	12,157	63.41

Other financial liabilities at fair value	11,810	11,244	5.03	—	—	—

Customer deposits	—	—	—	—	—	—

Marketable debt securities	11,810	11,244	5.03	—	—	—

Other	—	—	—	—	—	—

Financial liabilities at amortized cost	565,652	447,831	26.31	416,912	313,927	32.81

Due to central banks and credit institutions	116,659	58,526	99.33	108,242	57,763	87.39

Customer deposits	291,727	262,670	11.06	195,546	169,859	15.12

Marketable debt securities	117,209	90,803	29.08	86,378	61,505	40.44

Subordinated debt	28,763	27,470	4.71	17,336	16,848	2.90

Other financial liabilities	11,293	8,362	35.05	9,411	7,952	18.34

Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

Provisions	19,823	18,024	9.98	17,095	15,157	12.78

Other liability accounts	10,748	14,892	(27.82)	7,560	8,855	(14.62)

Preferred securities	1,309	2,124	(38.38)	406	1,247	(67.41)

Minority interests	2,848	2,085	36.58	2,853	2,085	36.83

Equity adjustments by valuation	3,077	1,778	73.11	2,811	1,857	51.40

Capital stock	3,127	3,127	—	3,127	3,127	—

Reserves	29,098	27,215	6.92	29,098	27,215	6.92

Income attributable to the Group	6,220	3,606	72.50	5,409	3,606	50.00

Less: dividends	(1,744)	(1,311)	33.08	(1,744)	(1,311)	33.08

Total liabilities and shareholders’ equity	809,107	664,486	21.76	511,587	393,820	29.90

Off-balance-sheet managed funds	152,846	128,515	18.93	146,846	123,456	18.95

Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

Consolidated Financial Report

Customer loans

Million euros

	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Public sector	5,243	5,741	(8.68)	5,243	5,741	(8.68)

Other residents	153,727	126,253	21.76	153,727	126,253	21.76

Secured loans	81,343	62,457	30.24	81,343	62,457	30.24

Other loans	72,384	63,796	13.46	72,384	63,796	13.46

Non-resident sector	284,468	244,201	16.49	111,727	86,395	29.32

Secured loans	174,117	160,514	8.47	34,552	26,250	31.63

Other loans	110,352	83,687	31.86	77,175	60,145	28.31

Gross loans and credits	443,439	376,195	17.87	270,698	218,389	23.95

Credit loss allowance	7,610	6,845	11.17	6,664	5,829	14.33

Net loans and credits	435,829	369,350	18.00	264,033	212,560	24.22

Pro memoria: Doubtful loans	4,356	4,208	3.52	3,139	3,091	1.57

Public sector	3	3	(7.20)	3	3	(7.20)

Other residents	1,027	1,015	1.18	1,027	1,015	1.18

Non-resident sector	3,326	3,189	4.28	2,109	2,073	1.77

Consolidated balance sheet

Assets at the end of 2005 amounted to EUR 809,107 million. Including off-balance sheet customer funds, they totalled EUR 961,953 million.

The outstanding balance of loans stood at EUR 443,439 million, 17.9% more than in 2004, and managed customer funds at EUR 680,887 million (+14,4%).

Abbey’s balance sheet was incorporated for the first time at December 31, 2004. In 2005, the UK bank’s loans rose 6.5% and its managed customer funds increased 1.4% (both without the exchange rate effect).

Abbey’s incorporation has made Grupo Santander’s businesses more geographically diversified. Continental Europe now accounts for 49% of the Group’s total lending, the United Kingdom 39% and Latin America 12%. The respective figures for managed customer funds are 43%, 37% and 20%.

In order to provide like-for-like comparisons, the Group’s performance over the last 12 months is analysed without including Abbey.

Gross lending increased by 24.0% to EUR 270,698 million. Growth in loans to other resident sectors was 21.8% and particularly noteworthy was the 30.2% rise in secured loans. Loans to the non-resident sector grew 29.3%.

Gross loans

Loans: 2005

Memorandum accounts

Million euros

	Balance (nominal value)	2005 Equival. assets	Risk weighted assets	Balance (nominal value)	2004 Equival. assets	Risk weighted assets

Contingent liabilities:
Financial guarantees	48,200	32,960	20,549	31,512	20,869	17,126

Endorsements and other guarantees	44,251	31,149	19,427	28,534	20,042	16,499

Irrevocable letters of credit	3,767	1,629	941	2,978	826	627

Credit derivatives sold	180	180	180	—	—	—

Other financial guarantees	1	1	1	—	—	—

Assets assigned to sundry obligations	0	0	0	0	0	0

Other contingent liabilities	254	212	28	229	223	46

Subtotal contingent liabilities	48,454	33,173	20,577	31,741	21,091	17,172

Commitments:
Balances drawable by third parties:	77,678	13,948	11,198	63,111	10,952	8,248

By credit entities	1,145	299	60	1,700	316	63

By Public Administrations	2,579	444	64	2,289	489	68

By other sectors	73,954	13,204	11,073	59,122	10,147	8,117

Other commitments	18,605	12,555	616	11,750	2,455	402

Subtotal commitments	96,283	26,503	11,813	74,861	13,407	8,650

Total memorandum accounts	144,737	59,676	32,390	106,601	34,498	25,822

As regards the geographic distribution (principal segments), Continental Europe’s lending grew 19%. In Spain, the Santander branch network’s lending increased 15% and Banesto’s 23% (both excluding securitisations). This strong growth came from mortgages as well as the good performance of other loans, mainly those to SMEs and micro companies.

As regards the other units in Europe, Portugal’s lending rose 13%, driven by mortgages and SMEs, and Santander

Consumer Finance’s 25%. The latter registered strong growth in new lending, both by products and geographic areas. Auto finance, credit cards and direct lending increased by more than 20%. Lending in Spain and Portugal was up 15%, 9% in Germany and 30% in Italy. Bankia (Norway) was consolidated and the acquisition in Portugal will be consolidated in 2006.

Latin America registered growth in loans of 46% in euros (+20% in local currency), with notable increases in all large

Credit risk management (*)

 Million euros

	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Non-performing loans	4,342	4,115	5.51	3,125	2,998	4.24

NPL ratio (%)	0.89	1.00	(0.11 p. )	1.02	1.19	(0.17 p. )

Credit loss allowances	7,902	6,813	15.98	6,957	5,793	20.09

Specific	3,177	2,996	6.05	2,731	2,498	9.35

General-purpose	4,725	3,818	23.78	4,225	3,295	28.24

NPL coverage (%)	182.02	165.59	16.43 p.	222.62	193.22	29.40 p.

Ordinary non-performing and doubtful loans **	3,132	2,762	13.40	2,815	2,508	12.25

NPL ratio (%) **	0.64	0.67	(0.03 p. )	0.92	0.99	(0.07 p. )

NPL coverage (%) **	252.28	246.67	5.61 p.	247.13	230.99	16.14 p.

(*)	Excluding country-risk
(**)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Consolidated Financial Report

Non-performing loans by quarter

Million euros

	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	3,513	2,924	2,909	2,933	4,115	4,427	4,328	4,375

+ Net additions *	(159)	234	261	1,291	496	367	442	433

- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)	(467)

Balance at period-end	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342

(*)	- In Q4 04, 1,117 million relate to Abbey.

countries: Brazil (+42%), Mexico (+35%), excluding the Fobaproa paper and old mortgage portfolio, and Chile (+19%).

As well as loans, the Group has other non-lending risks (guarantees and documentary credits), and various commitments and contingencies contracted in the normal course of transactions. Here we provide the nominal value, the amount of equivalent risk and the risk weighted figure (calculated in accordance with BIS capital ratio requirements).

Grupo Santander’s ratio of non-performing loans (NPLs) was 0.89%, 11 b.p. lower than at the end of 2004. NPL coverage was 182%, 16 points higher.

Doubtful loans stood at EUR 4,342 million at year’s end (+5.5%). Loan-loss allowances grew at a much higher pace (+16%), principally generic ones which increased 24%. Total loan-loss allowances amounted to EUR 7,902 million of which EUR 3,177 million were specific and EUR 4,725 million generic funds.

Abbey’s NPL ratio was 0.67% and coverage 78%. These low figures are due to the high proportion of mortgages in its lending portfolio. Excluding Abbey, the NPL ratio was 1.02%, 17 b.p. higher than at the end of 2004, and coverage was 223%, 29 p.p. higher. The evolution of doubtful loans and loan-loss allowances are in line with that of the total Group.

The NPL ratio in Spain remained at an all time low of 0.57%, 7 b.p. lower than at the end of 2004. NPL coverage continued to increase and stood at 318%, 55 p.p. higher.

The NPL ratio in Portugal, in a still weak economic environment, declined 28 b.p. to 0.78%. NPL coverage was 243%, 49 p.p. higher.

The greater risk business of Santander Consumer Finance shows adequate risk ratios with spreads higher than those in retail banking. Its NPL ratio was 2.40%, a little higher than at the end of 2004 because of its entry into new types of activity, which are more profitable with a higher risk premium, such as sub-prime business, but coverage remained stable at 125%.

In Latin America the NPL ratio was 1.91%, 103 b.p. lower. Coverage was 183%, 28 p.p. higher.

Customer funds under management
Million euros

	With Abbey			w/o Abbey
	2005	2004	Var. (%)	2005	2004	Var. (%)

Public sector	14,366	13,998	2.62	14,366	13,998	2.62

Other residents	83,392	79,273	5.20	83,392	79,273	5.20

Demand deposits	50,124	44,259	13.25	50,124	44,259	13.25

Time deposits	18,799	19,821	(5.16)	18,799	19,821	(5.16)

REPOs	14,470	15,193	(4.76)	14,470	15,193	(4.76)

Non-resident sector	208,008	189,941	9.51	97,231	76,588	26.95

Demand deposits	113,603	95,263	19.25	35,013	29,866	17.23

Time deposits	77,195	74,934	3.02	51,377	38,102	34.84

REPOs	14,366	17,128	(16.12)	8,036	6,004	33.84

Public Sector	2,844	2,616	8.70	2,806	2,616	7.27

Customer deposits	305,765	283,212	7.96	194,989	169,859	14.79

Debt securities	148,840	113,839	30.75	86,378	61,505	40.44

Subordinated debt	28,763	27,470	4.71	17,336	16,848	2.90

Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

On-balance-sheet customer funds	528,041	466,865	13.10	306,853	254,110	20.76

Mutual funds	109,480	97,838	11.90	103,481	92,779	11.53

Pension funds	28,619	21,679	32.02	28,619	21,679	32.02

Managed portfolios	14,746	8,998	63.88	14,746	8,998	63.88

Off-balance-sheet customer funds	152,846	128,515	18.93	146,846	123,456	18.95

Customer funds under management	680,887	595,380	14.36	453,699	377,566	20.16

The Group’s country risk with third parties requiring provisions, in accordance with Bank of Spain criteria, amounted to US$788 million gross at the end of 2005, 37.2% lower than a year earlier.

More information on credit risk, control and monitoring systems and internal risk models for calculating provisions can be found in the section on risk management in this Annual Report.

On-balance sheet customer funds, excluding Abbey, increased 20.8% to EUR 306,853 million. Deposits excluding repos rose 18.1%, marketable securities were up 40.4%, liabilities from insurance contracts rose 38.2% and subordinated debt hardly changed (+2.9%). Off-balance sheet mutual funds grew 11.5% and pension plans 32.0%.

In short, at the end of 2005, managed customer funds (onand off-balance sheet) excluding Abbey amounted to EUR

Customer funds under management Billion euros	Customer funds under management: 2005 % o/ operating areas

(*) Exchange rate effect excluded: +9.9% (w/o Abbey, +14.0%)

Consolidated Financial Report

Mutual funds
Million euros

			Variation
	2005	2004	Amount	(%)

Spain	75,126	72,490	2,635	3.64

Continental Europe (excl. Spain)	5,858	5,029	829	16.48

United Kingdom (Abbey)	5,999	5,059	941	18.59

Latin America	22,497	15,259	7,237	47.43

Total	109,480	97,838	11,642	11,90*

(*).- Excl. Abbey: +11.5%

453,699 million, 20.2% more than at the end of 2004 (+14% excluding the exchange-rate impact).

Regarding the geographic distribution, Continental Europe’s managed customer funds increased 9%. In Spain, which accounts for more than 82% of Continental Europe’s balances, on-balance sheet funds increased 11% and off-balance sheet ones 8%.

Mutual funds in Spain rose 4%, strongly influenced by the maturity in March and April of close to EUR 5,000 million of “Supersatisfacción” deposits. Excluding them, growth in mutual funds was 10%. The Group is the leader in mutual funds (market share of around 25%).

This growth was largely due to the good performance of guaranteed funds, real estate funds and mixed funds.

Pension funds in Spain increased 14%, as a result of the rise in individual plans where, according to INVERCO, Santander is the market leader.

Latin America’s on- and off-balance sheet funds increased 42% in euros (+17% excluding the exchange-rate impact).

All countries registered double digit growth in deposits excluding repos. Of note were Argentina (+29%), Brazil and Venezuela (+27%) and Colombia (+24%), while Mexico’s increased 19% and Chile’s 18%. These figures do not take into account the exchange-rate impact.

The growth in mutual funds for the region was 24%. Argentina, Mexico and Brazil did particularly well. All countries also increased the balances of their pension plans (+17% for the whole of Latin America). Figures excluding exchange rate impact.

In addition, and as part of the global financing strategy during 2005, the Group issued EUR 14,209 million of mortgage and other covered bonds with maturities ranging between 5 and 15 years, as well as EUR 24,364 million of senior debt and EUR 1,617 million of subordinated debt. A total of EUR 1,000 million of preferred shares was also issued.

During 2005 EUR 11,047 million of senior debt and EUR 309 million of mortgage bonds matured. Additionally, EUR 947 million of preferred shares and EUR 2,607 million of subordinated debt (counter value) were amortised ahead of schedule.

Pension funds
Million euros

			Variación
	2005	2004	Amount	(%)

Spain	8,913	7,375	1,538	20,85*

Individuals	7,780	6,330	1,450	22,90*

Collective plans	224	218	6	2.90

Group employee plans	909	828	82	9.85

Continental Europe (excl. Spain)	1,011	946	65	6.86

Latin America	18,695	13,357	5,338	39.97

Total	28,619	21,679	6,941	32.02

(*) Excluding EPSV: +14%

Goodwill, excluding Abbey, stood at EUR 14,018 million at the end of 2005, of which EUR 2,113 million corresponded to Latin America and EUR 11,905 million to Europe. The reduction in goodwill during 2005 amounted to EUR 1,072 million (Abbey’s intangibles valuation impact).

Capital management’s objetive is to optimise its structure and its cost, from the regulatory stand point as well as the economic one. Different tools and policies are therefore utilised: capital increases and computable issues (preferred and subordinated, results, dividend policy and securitisations).

In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 53,426 million, EUR 9,066 million more than at the end of 2004 (+20.4%). The surplus over the minimum requirement was EUR 20,407 million.

The Group’s capital ratios significantly improved. Core capital recovered to 6.05% in a year of strong growth in risk assets. Tier I was 7.88% and the BIS ratio 12.94%.

Solvency ratios
%

These ratios reflect the high recurrent income together with the Group’s pay-out policy, better allocation of capital and the positive impact of the valuation of Abbey’s intangibles.

Shareholders’ equity and capital ratios

Million euros			Variation

	2005	2004	Amount	(%)

Capital stock	3,127	3,127	—	—

Additional paid-in surplus	20,370	20,370	—	—

Reserves	8,781	6,949	1,832	26.37

Treasury stock	(53)	(104)	51	(49.06)

On-balance-sheet shareholders’ equity	32,225	30,342	1,883	6.21

Net attributable income	6,220	3,606	2,614	72.50

Interim dividend distributed	(1,163)	(792)	(371)	46.90

Shareholders’ equity at period-end	37,283	33,156	4,126	12.44

Interim dividend not distributed	(1,442)	(1,046)	(396)	37.91

Shareholders’ equity	35,841	32,111	3,730	11.62

Valuation adjustments	3,077	1,778	1,300	73.11

Minority interests	2,848	2,085	763	36.58

Preferred securities	1,309	2,124	(815)	(38.38)

Preferred securities in subordinated debt	6,773	5,498	1,274	23.18

Shareholders' equity and minority interests	49,848	43,596	6,251	14.34

Computable basic capital	32,532	24,419	8,113	33.23

Computable supplementary capital	20,894	19,941	953	4.78

Computable capital (BIS criteria)	53,426	44,360	9,066	20.44

Risk-weighted assets (BIS criteria)	412,734	340,946	71,788	21.06

BIS ratio	12.94	13.01	(0.07)

Tier 1	7.88	7.16	0.72

Cushion (BIS ratio)	20,407	17,084	3,323	19.45

Report by segment

Description of the segments

As a result of the entry into force of the International Financial Reporting Standards (IFRS), Grupo Santander has redefined its business areas. The new rules introduce changes to both the accounting principles as well as the way financial statements are presented, and they also specifically regulate information on the different business segments of companies in aspects such as their definition, breakdown and the minimum level of information to be supplied. The new areas also reflect the recent incorporation of Abbey, following the consolidation of its balance sheet at the end of 2004.

The financial information presented for 2005 reflects the new structure of the business areas and the data for 2004 has been adjusted in accordance with the criteria so that like-for-like comparisons can be made.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

As well as applying the general accounting changes set out in note 2 of the Annual Consolidated Accounts, which are part of this Annual Report, to the different business areas, some internal criteria which better identify the risks and returns of each business have been changed, in accordance with the principles established in the new rules. The main changes are as follows:

•

Centralised costs. Although the principle of applying to each unit the costs of central services incurred by them for support and control is maintained, corporate and institutional expenses related to the Group are excluded. These are now recorded in Financial Management and Equity Stakes. These costs used to be assigned to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business.

•

Provisions and total funds for country risk. Both the risk, as well as its provision, are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•

Pension provisions. The general principle is that each business assumes the cost for this item, both the normal allocation as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the "corridor". In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•

Shareholders’ equity. In line with the development in the Group of the necessary processes for calculating and managing economic capital, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will use above this level be penalised. Otherwise no payment will be made to the business.

In accordance with the criteria established in the IFRS, the structure of the operating business areas is presented on two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), asset management and insurance and wholesale banking conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Network, Banesto, Santander Consumer Finance and Portugal is set out.

In addition, small units outside the three geographic areas, whose relative importance in total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This only covers Abbey’s business, mainly focused on retail banking and insurance activity in the UK.
•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•

Retail Banking. This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, retail networks to place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

•

Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries with global management, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from corporate and institutional costs related to the Group’s functioning.

As the sum of the amounts of the operating geographic areas (main level) is the same as that of the operating business areas (secondary level), adding the results of Financial Management and Equity Stakes to one or other total gives the overall Group total.

Distribution of attributable income by

operative geographical segments

2005

Distribution of income before taxes by

operative business segments

2005

Report by segments

Continental Europe

 Million euros

			Variation
	2005	2004	Amount	(%)

Income statement
Net interest income	5,398	4,771	627	13.15

Income from companies accounted for by the equity method	26	33	(7)	(22.12)

Net fees	3,330	3,142	189	6.01

Insurance activity	115	87	28	32.80

Commercial revenue	8,869	8,032	837	10.42

Gains (losses) on financial transactions	513	404	109	26.94

Gross operating income	9,382	8,436	946	11.22

Income from non-financial services (net) and other operating income	280	207	73	35.26

General administrative expenses	(3,735)	(3,599)	(136)	3.77

Personnel	(2,563)	(2,502)	(61)	2.45

Other administrative expenses	(1,172)	(1,097)	(74)	6.78

Depreciation and amortisation	(500)	(514)	15	(2.84)

Net operating income	5,428	4,530	898	19.83

Net loan loss provisions	(947)	(1,214)	268	(22.06)

Other income	(69)	(98)	29	(29.28)

Income before taxes	4,412	3,217	1,195	37.14

Income from ordinary activity	3,148	2,272	876	38.57

Net consolidated income	3,134	2,272	863	37.98

Attributable income to the Group	2,984	2,159	824	38.16

Balance sheet
Loans and credits*	212,455	177,772	34,684	19.51

Trading portfolio (w/o loans)	26,996	14,657	12,339	84.18

Available-for-sale financial assets	13,306	12,008	1,298	10.81

Due from credit institutions*	71,900	71,819	81	0.11

Intangible assets and property and equipment	4,229	3,932	297	7.55

Other assets	15,770	22,105	(6,334)	(28.66)

Total assets/liabilities & shareholders’ equity	344,657	302,292	42,365	14.01

Customer deposits*	127,975	122,635	5,339	4.35

Marketable debt securities*	27,593	21,595	5,998	27.77

Subordinated debt	2,241	2,120	121	5.68

Insurance liabilities	6,414	4,844	1,569	32.40

Due to credit institutions*	94,234	78,942	15,291	19.37

Other liabilities	71,120	59,924	11,196	18.68

Shareholders’ equity	15,081	12,231	2,850	23.30

Off-balance-sheet funds	97,141	89,567	7,574	8.46

Mutual funds	80,984	77,520	3,464	4.47

Pension funds	9,924	8,322	1,603	19.26

Managed portfolios	6,232	3,726	2,506	67.27

Customer funds under management	261,363	240,762	20,601	8.56

Total managed funds	441,797	391,859	49,938	12.74

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data

ROE	22.05	18.21	3,84 p.

Efficiency ratio	37.74	40.85	(3,11 p.)

Efficiency ratio with depreciation and amortisation	42.91	46.79	(3,88 p.)

NPL ratio	0.75	0.81	(0,06 p.)

Coverage ratio	248.42	225.23	23,19 p.

Number of employees (direct & indirect)	43,867	44,734	(867)	(1.94)

Number of branches	5,389	5,233	156	2.98

Continental Europe

Continental Europe includes all activities carried out in this area – retail banking, asset management, insurance and global wholesale banking.

Attributable income increased 38.2% to EUR 2,984 million. There were two main drivers. First, the 19.8% rise in net operating income, thanks to an 11.2% increase in gross operating income and flat costs in real terms (+2.9% in nominal terms). Second, lower loan-loss provisions, given the already high coverage ratios in accordance with the new accounting rules, which meant reduced ones in 2005.

The growth trend during 2005 was very good. Net interest revenue and fees, the most recurrent lines of the income statement, increased in every quarter and net interest revenue, gross operating income and even net operating income in the fourth quarter were the highest of the last two years.

This performance reflected the greater activity, mainly lending, which continued to grow strongly (+19%), better efficiency ratios (-3.9 p.p.) and higher productivity. Business and earnings per employee were 16% and 41% higher, respectively.

Net interest revenue was 13.2% higher at EUR 5,398 million. This was due to the greater feeding through of increased business volumes to the income statement, thanks to more stable spreads.

Of note among the large units was the Santander branch network, which consolidated a quarterly upward growth trend. Its net interest income rose 9.4%, double the pace of the first quarter.

Net fees and insurance activity were 6.7% higher at EUR 3,446 million. Of note was the growth in Portugal and Banif, and more moderately so in the Santander branch network and Banesto. Santander Consumer Finance’s net fees and insurance activity declined because of reduced securitisation business.

By products, the main driving forces behind the increase in net fees were those from mutual funds, pension plans and insurance, backed by greater business and the change in the business mix.

Stronger gross operating income and costs that rose below 3%, and a good performance in all units, produced an improvement of 3.9 p.p. in the efficiency ratio to 42.9% (37.7%, without depreciation and amortisation costs).

Efficiency improved in all units. The Santander branch network, Banesto and Santander Consumer Finance already have efficiency ratios below 40% (excluding depreciation and amortisation costs) and Portugal’s stands at 43%.

Net operating income rose 19.8% to EUR 5,428 million. This growth is striking, not only because of its volume but because of its consistency and diversification, as the four main retail banking units which are set out below, and which generate 89% of total net operating income, increased their net operating income by more than 15%.

Net losses from the impairment of loans were 22.1% lower because the limit set by the Bank of Spain of 125% of the necessary generic provision was reached, and so as of now the only part that needs provisions is that resulting from the increase in lending.

Continental Europe

Net operating income and attributable income

Continental Europe

Net operating income: Quarterly performance

Report by segments

Continental Europe Efficiency ratio %	Continental Europe NPL ratio and NPL coverage %

As a result, the pace of growth of attributable income (+38.2% to EUR 2,984 million) was almost double that of net operating income.

These results underlined the commercial strength of all units. All of them registered significant growth in lending and funds, which varied depending on the priorities and the segments targeted.

Lending increased 19%, and more strongly in retail banking (+21%) because in wholesale banking basic financing was affected by the reduced demand of large companies and the change in the area’s strategy towards transactional banking and value-added products.

Growth in lending went hand in hand with a good performance of the ratio of non-performing loans, which reached an all time low of 0.75%, and of coverage for the total area (248%, +23 p.p.).

Banesto’s lending rose 23%, the Santander branch network’s 15%, Santander Consumer Finance 25% and Portugal’s 13% (all excluding the impact of securitisations).

Total managed funds increased 9%. Demand deposits rose by more than 10% in the large retail units. Mutual funds and pension funds also did well.

Continental Europe: Business activity

All units are expanding and focusing on their priorities and key segments

	Loans*	Funds**

Santander	+15%	+8%	• Improving business mix: SMEs (+19%), microbusinesses (+32%), mortgages (+16%)

Network			• Demand deposits (+11%), mutual funds (+15%)

Banesto	+23%	+15%	• Market share increase. SMEs (+20%), mortgages (+27%), cards (+23)

• Time deposits (+29%)

Santander	+25%	+18%	• Auto financing (+22%), consumer + cards (+22%), direct loans (+36%)

Consumer Finance			• New loans: Spain (+15%), Germany (+9%), Italy (+30%)

Portugal	+13%	+6%	• Market share increase. SMEs (+20%), mortgages (+11%)

• Mutual funds (+17%), capitalisation plans (+38%)

(*) Includes securitisation

(**) Deposits without REPO’s + Mutual funds + Pension funds

Continental Europe. Main units

Million euros

	Santander Network		Banesto		Santander Consumer Finance		Portugal
	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Income statement
Net interest income	2,082	9.35	1,115	10.20	1,179	33.44	641	5.96

Inc. from companies accounted by equity method	—	—	1	(93.88)	25	39.32	—	—

Net fees	1,547	4.27	547	5.33	342	(2.78)	303	9.74

Insurance activity	—	—	29	38.08	—	—	22	35.42

Commercial revenue	3,629	7.12	1,692	7.95	1,546	23.36	966	7.65

Gains (losses) on financial transactions	197	34.45	102	15.89	58	181.15	29	(6.70)

Gross operating income	3,826	8.26	1,794	8.37	1,604	25.92	995	7.17

Income from non-financial services (net) and

other operating income	4	(51.49)	246	32.05	38	55.63	(5)	(48.75)

General administrative expenses	(1,493)	0.04	(797)	2.64	(518)	15.39	(433)	1.29

Personnel	(1,134)	(0.56)	(591)	3.61	(243)	13.38	(278)	(1.01)

Other administrative expenses	(359)	2.00	(206)	(0.05)	(275)	17.22	(155)	5.70

Depreciation and amortisation	(236)	(8.34)	(103)	(3.06)	(50)	26.82	(58)	(1.80)

Net operating income	2,101	17.18	1,140	18.89	1,073	32.61	498	15.63

Net loan loss provisions	(305)	(43.73)	(151)	(4.86)	(371)	18.07	(53)	(29.90)

Other income	(11)	2.65	(22)	(43.49)	(6)	(62.21)	(19)	(36.85)

Income before taxes	1,785	43.96	967	27.09	696	45.39	427	30.78

Income from ordinary activity	1,285	44.13	647	28.83	488	46.32	347	30.29

Net consolidated income	1,285	44.13	647	28.83	488	46.32	347	30.29

Attributable income to the Group	1,285	44.11	498	24.01	487	46.29	345	35.70

Balance sheet

Loans and credits*	88,659	17.10	47,851	26.71	29,535	25.40	25,861	13.10

Trading portfolio (w/o loans)	—	—	5,595	119.65	6	184.44	826	55.80

Available-for-sale financial assets	3	175.78	8,882	8.85	41	(26.00)	2,482	(3.55)

Due from credit institutions*	103	(42.11)	18,447	28.49	5,023	7.59	10,023	(23.17)

Intangible assets and property and equipment	1,675	5.23	1,568	16.46	376	(5.90)	447	2.83

Other assets	537	(57.76)	5,864	(5.16)	1,474	40.51	3,653	21.17

Total assets/liabilities & shareholders’ equity	90,977	15.52	88,208	25.37	36,454	22.63	43,293	1.94

Customer deposits*	44,122	2.74	34,865	24.37	13,598	17.30	12,809	2.26

Marketable debt securities*	2	(93.55)	17,860	55.04	4,869	31.92	3,294	(16.10)

Subordinated debt	—	—	1,620	(4.53)	87	(24.72)	533	73.59

Insurance liabilities	—	—	1,832	53.59	—	—	2,795	38.86

Due to credit institutions*	29	(54.56)	20,539	31.82	15,053	19.91	20,866	9.88

Other liabilities	40,447	34.12	8,980	(10.23)	1,248	10.41	1,520	(52.51)

Shareholders’ equity	6,377	14.68	2,511	7.76	1,600	147.89	1,475	(1.89)

Off-balance-sheet funds	53,504	12.91	15,054	14.84	315	29.82	7,182	17.17

Mutual funds	47,952	13.79	12,269	7.63	273	24.63	5,858	16.48

Pension funds	5,551	5.88	1,513	14.06	43	77.03	1,011	6.86

Managed portfolios	—	—	1,272	232.46	—	—	312	102.82

Customer funds under management	97,627	8.05	71,231	28.23	18,868	20.63	26,613	6.87

Total managed funds	144,481	14.54	103,262	23.72	36,770	22.69	50,475	3.86

(*) - Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.83	5,05 p.	19.38	2,45 p.	46.13	(1,51 p.)	20.79	4,24 p.

Efficiency ratio	37.87	(3,21 p.)	37.56	(3,22 p.)	30.79	(3,78 p.)	43.51	(2,53 p.)

Efficiency ratio with depreciation and amortisation	44.01	(4,31 p.)	42.59	(3,98 p.)	33.88	(3,74 p.)	49.36	(3,06 p.)

NPL ratio	0.59	(0,01 p.)	0.49	(0,15 p.)	2.40	0,12 p.	0.78	(0,28 p.)

Coverage ratio	289.26	20,69 p.	371.55	98,39 p.	125.20	0,38 p.	243.19	49,14 p.

Number of employees (direct & indirect)	19,092	(0.46%)	10,577	(4.57%)	5,118	(2.42%)	6,308	(2.62%)

Number of branches	2,669	3.81%	1,703	1.19%	267	4.30%	693	3.28%

Report by segments

Santander Network

The Santander branch network generated attributable income of EUR 1,285 million, 44.1% more than in 2004. Of note was the balance between the different lines of the income statement, both in the generation of revenues as well as in containment of costs and provisions.

The key factors were profitable growth in business, together with an appropriate combination of higher lending balances (+15%) and funds (+8%) and defending spreads, in a low interest rate environment.

Net interest income was higher in every quarter and amounted to EUR 2,082 million for the whole year, 9.4% higher than in 2004 and double the pace at the beginning of the year.

At the same time the positive evolution of fees and gains on financial transactions complement the contribution of net interest income. Revenue from net fees and gains on financial transactions were EUR 2,014 million, of which EUR 270 million were financial fees, EUR 824 million services fees, EUR 723 million from mutual and pension funds and securities and EUR 197 million from exchange-rate gains and interest rate derivatives. The overall growth was 10.0%.

Gross operating income was 8.3% higher at EUR 3,826 million. This increase is even more striking if one bears in mind that it was achieved with a 1.2% cut in operating costs, with personnel and general expenses performing well, as well as depreciation.

Management of costs was once again excellent. The 1.2% reduction in nominal terms was achieved in a year when more than 100 branches were opened and the Partenón IT platform was installed throughout the network.

As a result of the performance of revenues and costs, net operating income rose 17.2% to EUR 2,100 million. The efficiency (with depreciation and amortisation costs) and recurrence ratios (fees and gains on financial transactions as a percentage of general costs) continued to improve significantly and stood at 44.0% and 116.8%, respectively.

Credit risk quality remained at the high standards of 2004. This is shown in the basic indicators. The NPL ratio was 0.59%, a level held for most of the year, while coverage increased to 289%. Loan-loss provisions made in 2005 were 43.7% lower than in 2004, in accordance with the new International Financial Reporting Standards (IRFS).

As a result of higher net operating income and lower provisions, attributable income reached EUR 1,285 million, 44.1% more than in 2004 (+EUR 394 million).

Growth in revenues was based on the increase in profitable activity (i.e. each product line and customer segment made an appropriate contribution). Lending increased 15%, with varying growth depending on the product: loans and credits (+19%), mortgages (+16%), leasing/renting (+14%) and commercial bills (+1%); and the customer segment: large companies (+13%), companies (+16%), SMEs (+19%), micro companies (32%) and individuals (+13%).

Customer funds grew by EUR 7,300 million (+8%), after absorbing the maturity of almost EUR 5,000 million of deposits and funds from the “Supersatisfacción” range (marketed in 2002). Growth was as follows: current accounts (+12.3%), savings accounts (+8.7%), time deposits+mutual funds (+7.2%) and pension plans (+9.7%).

This evolution was due to the steps taken to design innovative products and services that deliver value to the customer.

One of the most dynamic elements in mortgages was the ”Super Revolución” range of products, which captured more than 70,000 loans amounting to EUR 11,500 million. There were also another 50,000 credits and loans to companies.

Santander Network

Net operating income and Attributable income

Million euros

The marketing of mutual funds once again stood out, specially the "Superselección Acciones" range (net subscriptions of EUR 3,700 million) and the "Doble Oportunidad" (EUR 2,600 million). Demand deposits increased by EUR 3,000 million, some of it due to the 40,000 operations from the campaign launched in the fourth quarter, with Amena, which combined the financial product "Superlibreta" with the telephone service of this supplier plus a latest generation mobile phone as a gift.

Santander Network

Efficiency ratio %

Banesto

Profitable, efficient and sustained growth in business, largely generated in the key segments of Banesto’s strategy, produced quality results in 2005. Net interest income, gross operating income and net operating income all grew significantly and there were further improvements inefficiency and credit risk quality.

As a result, Banesto surpassed the goals it had set for 2005: a gain in market share of 28 b.p.; an efficiency ratio (including depreciation and amortisation costs of 40.0%); ROE of 19% and keeping the ratio of non-performing loans (0.49%) below that of the average of its competitors.

Lastly, the domiciling of 50,000 payroll cheques during the year was a source of customer linkage within a campaign done in collaboration with various suppliers who give discounts.

In short, the customer focus was strengthened and the progress made in terms of linkage and loyalty, coupled with the availability of the Partenón IT platform, will enable new challenges to be taken on. Service quality remains a high priority for the coming years.

Santander Network

NPL ratio and NPL coverage %

Like the other areas, Banesto’s figures were drawn up again on the basis of the criteria set out on pages 89 and 90 of this Report. This means that the data that follows does not coincide with those published independently by Banesto.

Net interest income amounted to EUR 1,115 million,10.2% higher than in 2004. This was the result of strong activity and good management of prices.

Net fees from services increased 5.3% to EUR 547 million. Those from mutual and pension funds, which amounted to EUR 182 million, grew at a slower pace, largely due to a policy of capturing funds which was more focused in the last months of the year on time deposits and so limited the growth of these funds. Revenues from

Report by segments

Banesto

Net operating income and Attributable income

Million euros

insurance activity, on the other hand, increased 38.1% to EUR 29 million.

Gains on financial transactions continued to reflect the good reception given by customers to treasury products. They amounted to EUR 102 million, 15.9% more than in 2004.

As a result, gross operating income increased 8.4% to EUR 1,794 million.

Operating costs grew 2.0%, consistent with the Group’s discipline in cost control, and combined with higher gross operating income produced a further improvement in the efficiency ratio (to 42.6%, including depreciation and amortisation costs, from 46.6% at the end of 2004).

Net operating income amounted to EUR 1,140 million, 18.9% more than in 2004.

Of note, as well as the overall growth for the year, was the upward trend over the course of 2005. Net interest revenue, gross operating income and net operating income all recorded their highest figures in the fourth quarter.

The net loan-loss provision of EUR 151 million was 4.9% lower than in 2004. Net specific allowances only amounted to EUR 4 million, 91% lower than in 2004. The generic allowance was EUR 147 million (EUR 116 million in 2004), due to the rise in lending.

Income before taxes was up 27.1% at EUR 967 million. Attributable income, after corporate income tax, was EUR 498 million, 24.0% higher than in 2004.

Lending, adjusted for securitisations, amounted to EUR 49,973 million (+23%).

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.49%, below the 0.64% registered in 2004. NPL coverage also fared well and increased from 273% to 372%.

On-balance sheet customer funds rose 32% to EUR 56,178 million and off-balance sheet funds increased 15%. Total managed funds were 28% higher at EUR 71,231 million.

Banesto

Efficiency ratio

%

Banesto

NPL ratio and NPL coverage

%

Santander Consumer Finance

Consumer finance business in Europe registered strong growth in activity and earnings. Attributable income rose 46.3% to EUR 487 million as a result of the organic growth of traditional units, the launch of new projects and the contribution from new incorporations.

Among the projects in the traditional markets were the drive in the sub-prime segment in Spain, the capturing of deposits in Italy and the opening of new branches in Germany and Italy in order to increase distribution capacity.

Santander Consumer Finance (SCF) also began to operate in the UK, Europe’s main consumer market, in the second half of 2005 via a new subsidiary which is jointly owned with Abbey. It focuses on auto finance and performed well in its first months after doubling its goals for new lending.

As part of its strategy of selective growth in Europe’s consumer finance market, Santander Consumer Finance carried out two significant operations:

•

It acquired Norway’s Bankia Bank, which specialises in finance via revolving credit cards and has a market share of 3%-4%. This acquisition complements Elcon Finance’s leading position in auto finance and contributes a large volume of retail business.

Bankia Bank and Elcon Finance merged during the fourth quarter of 2005 under the new name of Santander Consumer Bank.

Santander Consumer Finance

Net operating income and Attributable income

Million euros

•

Portugal, Santander Consumer Finance and Soluções Automóvel Globlais (SAG) forged an alliance to jointly develop consumer and auto finance in Portugal, as well as renting vehicles in Spain and Portugal.

This alliance came into effect in January 2006 with the acquisition of 50% of Interbanco. The business of Hispamer Portugal will be incorporated to it and a new company created which will be 60% owned by Santander Consumer Finance and 40% by SAG. The new company will be the leader in Porgtual’s auto finance market (market share of around 13% in new vehicles).

The new incorporations contributed EUR 20 million to SCF’s attributable income in 2005. Without them, the increase in attributable income was 40.1%.

Gross operating income amounted to EUR 1,604 million, 25.9% more than in 2004. This rise was far more than that for operating costs (+16.3%), which reflect the impact of new incorporations (some 6 p.p. of the growth) and the expansion of businesses and projects.

Net operating income was 32.6% higher and the efficiency ratio, including depreciation and amortisation costs, improved by 3.7 points to 33.9%. The small rise in loan-loss provisions, below that in lending, helped to produce a 45.4% increase in income before taxes.

All lending lines performed well (auto finance, which accounts for 62% of the total, consumer goods, personal loans, credit cards, insurance and customer deposits), and all countries where we operate.

Total managed assets amounted to EUR 31,849 million. New lending increased 24% to EUR 18,999 million (+17% excluding the new incorporations). Of note was the 22% rise in auto finance, well above the increase in the sale of cars in Europe, which produced a further gain in market share.

Other product lines grew by more than 20% on a like-for-like basis, particularly credit cards and direct loans (more than 30%). The three large traditional markets, which account for 88% of total business, also registered strong growth: Spain and Portugal (+15%), Germany (+9%) and Italy (+30%).

Report by segments

This growth was combined with good credit quality ratios. The ratio of non-performing loans (2.40%) and NPL coverage (125%) were at very notable levels by the standards of consumer finance business, an activity with a higher risk than traditional banking but with higher spreads.

Customer deposits amounted to EUR 13,598 million, 17.3% more than in 2004 and financing 46% of lending. All countries performed well. Of note in 2005 was the campaign in Italy to capture deposits and the relaunch of Openbank, the direct banking unit in Spain. Openbank’s campaign in the summer produced a 50% rise in new business (more than EUR 250 million) and customers (20,000) in the second half of the year over the first.

Santander Consumer Finance

Efficiency ratio

%

Santander Consumer Finance

NPL ratio and NPL coverage

%

Portugal

Santander Totta generated attributable income of EUR 345 million, 35.7% more than in 2004. This increase, in a weak economic environment, was the result of strong growth in business and in revenues from retail banking, flat costs and contained non-performing loans.

All lines progressed, particularly the most recurrent revenues. Commercial revenue rose 7.7% and within it net fees and insurance activity increased 11.2%, in line with the sustained growth of previous quarters. Fees related to mortgages rose 27%, from insurance 37% and from cards 12%.

The rise in gross operating income, combined with almost flat costs (growth below inflation and compatible with a rise of 3% in the operating network) produced a further improvement in the efficiency ratio, including depreciation and amortisation costs, from 52.4% to 49.4% and a 15.6% increase in net operating income.

Lending (including securitisations) rose 13%, above the average market growth. Mortgages grew 10%, consumer lending 7% and credit via cards 21%.

Portugal

Net operating income and attributable income

Million euros

As well as the good performance of personal banking, lending to companies grew 15% and to SMEs 22%, closely related to customer linkage and transactionality.

The ratio of non-performing loans came down to an historic low of 0.78% from 1.06% in 2004. NPL coverage rose from 194% to 243%.

In customer funds, which increased 7% overall, capitalisation insurance (+38%) and mutual funds (+17%) continued to lead the capturing of funds.

The magazines Exame and Euromoney awarded Santander Totta the prize for “Best Bank in Portugal” in 2005, for the fourth year running.

Portugal Efficiency ratio	Portugal NPL ratio and NPL coverage

Others

The rest of businesses (Banif, Asset Management, Insurance and Global Wholesale Banking) generated attributable income of EUR 368 million, 32.1% more than in 2004.

This growth stemmed from the good performance of gross operating income (+11.4%) and net operating income (+14.4%), as well as lower loan-loss provisions in corporate banking.

Banif’s performance underscored the success of the new single and global model for customers. It combines, within personalised advice, a range of high value added services and other basic ones.

This strategy produced 47.2% growth in net operating income and 19.6% in attributable income.

Report by segments

United Kingdom (Abbey)

Million euros			Variation
	2005	2004	Amount	(%)

Income statement
Net interest income	1,891

Income from companies accounted for by the equity method	2

Net fees	958

Insurance activity	589

Commercial revenue	3,440

Gains (losses) on financial transactions	347

Gross operating income	3,787

Income from non-financial services (net) and other operating income	36

General administrative expenses	(2,298)

Personnel	(1,228)

Other administrative expenses	(1,071)

Depreciation and amortisation	(117)

Net operating income	1,408

Net loan loss provisions	(318)

Other income	76

Income before taxes	1,165

Income from ordinary activity	811

Net consolidated income	811

Attributable income to the Group	811

Balance sheet

Loans and credits*	171,796	156,790	15,006	9.57

Trading portfolio (w/o loans)	64,014	51,060	12,954	25.37

Available-for-sale financial assets	18	14	4	25.60

Due from credit institutions*	13,070	21,240	(8,170)	(38.47)

Intangible assets and property and equipment	5,197	5,164	33	0.64

Other assets	47,420	39,903	7,517	18.84

Total assets/liabilities & shareholders' equity	301,515	274,171	27,344	9.97

Customer deposits*	110,776	113,353	(2,576)	(2.27)

Marketable debt securities*	62,462	52,333	10,129	19.35

Subordinated debt	11,428	10,622	805	7.58

Insurance liabilities	36,521	36,446	75	0.21

Due to credit institutions*	40,761	27,162	13,599	50.06

Other liabilities	37,259	31,988	5,271	16.48

Shareholders’ equity	2,307	2,265	41	1.82

Off-balance-sheet funds	5,999	5,059	941	18.59

Mutual funds	5,999	5,059	941	18.59

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	227,188	217,814	9,374	4.30

Total managed funds	307,514	279,230	28,284	10.13

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data

ROE	35.66

Efficiency ratio	60.11

Efficiency ratio with depreciation and amortisation	63.18

NPL ratio	0.67	0.70	(0,03 p.	)

Coverage ratio	77.72	91.39	(13,67 p.	)

Number of employees (direct & indirect)	21,121	25,331	(4,210)		(0.17)

Number of branches	712	730	(18)		(0.02)

United Kingdom (Abbey)

Abbey became part of Grupo Santander on November 12, 2004. Its balance sheet was consolidated at December 31, 2004 and its results were consolidated with the Group’s for the first time in 2005.

Like other businesses, Abbey’s income statement has been drawn up in accordance with the criteria set out on pages 89 and 90 of this Report. This means that the figures given here do not coincide with its own.

In its first full year as part of Grupo Santander Abbey generated attributable income of EUR 811 million, after achieving the three basic objectives set for the year, which were to stabilise recurrent revenues, boost productivity in sales and cut costs.

Improved sales and productivity. Abbey’s business picked up notably during 2005, with the second half stronger than the first. A key element here was the increase of almost 30% in the number of people authorised to sell in branches, as well as the launch of new campaigns and products tailored to customers’ needs. All products did better:

•

Gross mortgage lending amounted to £27,600 million, 10.5% more than in 2004. New lending was 38% higher in the second half than in the first. Abbey’s market share reached 9.9% in the second half, up from 9.2% in the first and 8.6% for the whole of 2004.

Net lending, after the increasing volume of repayments, amounted to £3,000 million. These high repayments stemmed from the expiry of the incentive period for a large volume of mortgages captured in 2003 and 2004 and this will continue in the first months of 2006.
•	Abbey brand personal loans, which have a higher return and quality, increased 23% in net terms.
•

Net inflows of savings amounted to £2,600 million, almost double that in 2004. Most of this sharp rise was due to Abbey brand products, which rose fivefold over 2004 partly as a result of the launch of products such as the 6% Account. Also of note was the growth ini nsurance savings, through mutual and pension funds, whose sales rose 33%. All distribution channels did well.

•

The stronger activity was also reflected in other products which measure the business pulse of the distribution networks. For example, more than 385,000 new current accounts were opened (+2%), close to 37,000 new accounts for SMEs (+19%) and 217,000 cards (+9%).

Stabilise recurrent revenues. Under UK GAAP criteria, in order to make a like-for-like comparison, recurrent revenues increased by £95 million (+4%), surpassing our goal.

The good performance of net interest income, spurred by larger business volumes and stable spreads (almost flat for18 months), and also of the fees most related to banking business enabled Abbey to increase gross operating income every quarter.

Cut costs. The third objective for 2005 was to cut operating costs, excluding restructuring costs and other

Report by segments

non-operating expenses, by £150 million, a goal already revised from initially lower forecasts.

In line with the plans announced, the streamlining measures and the reduction in the head count produced cost savings of £224 million, well above the target.

For the full year, Abbey contributed net operating income of EUR 1,408 million and EUR 811 million (£555 million) of attributable income (14% of the Group’s total operating areas).

Gross operating income amounted to EUR 3,787 million for the whole year, after increasing for the third straight quarter and in the fourth quarter it was around EUR 1,000 million (15% more than the first quarter). Both net interest income as well as fees were significantly higher than in the first quarter, thanks to the good performance of banking business and spreads.

Operating costs amounted to EUR 2,416 million. This figure does not include restructuring costs (£150 million) because in the fourth quarter the Group amortised the whole amount scheduled for 2005-07 (£450 million gross). They were charged to the extraordinary capital gains made in 2005.

Loan-loss provisions were EUR 318 million, with a high degree of stability in specific provisions throughout 2005. Abbey was able to combine the pick up in lending in the second half of the year with good credit risk quality. The non performing loans ratio was 0.67% at the end of 2005 and coverage was 78%, respectively 17 b.p. less and 6 percentage points more against March 2005.

In mortgages, Abbey’s credit quality indices (0.65% in arrears of more than three months) are better than the market’s average, using local yardsticks. Arrears in personal loans on the same basis were 1.70%
(-23 b.p.), and these loans only account for around 4% of Abbey’s total lending.

The assets of the former wholesale banking activities amounted to £ 2,500 million (-47% for the whole year). Most of these assets are Porterbrook’s (which leases rolling stock to UK railway operators).

Abbey’s retail banking operations generated income before taxes of EUR 986 million and insurance business EUR 179 million.

Customer loans amounted to EUR 172,000 million and managed customer funds stood at EUR 227,000 million. Their modest rise (7% in loans and 1% in funds, both in sterling) reflected the current recovery phase.

In order to continue this relaunching trend and make Abbey the best UK retail bank, a three-year plan was drawn up with ambitious targets. The plan, which focuses mainly on revenue growth, is based on a new business model, greater sales capacity and a new, stronger and more efficient IT platform.

Its financial goals are: compounded annual growth in gross operating income of 5%-10% until 2008, cost savings of £300 million in 2007, an efficiency ratio of around 45% in 2008 and ROE of about 18% in 2008.

Abbey’s main units performance puts the bank close to the cruising speed needed to realise its 2006 forecasts.

Latin America

Million euros

			Variation
	2005	2004	Amount	(%)

Income statement
Net interest income	3,946	3,328	619	18.59

Income from companies accounted for by the equity method	7	4	2	51.94

Net fees	2,043	1,639	404	24.68

Insurance activity	109	78	31	40.27

Commercial revenue	6,106	5,049	1,057	20.93

Gains (losses) on financial transactions	755	458	296	64.70

Gross operating income	6,860	5,507	1,353	24.57

Income from non-financial services (net) and other operating income	(91)	(49)	(42)	86.58

General administrative expenses	(3,314)	(2,797)	(517)	18.50

Personnel	(1,770)	(1,541)	(229)	14.83

Other administrative expenses	(1,545)	(1,256)	(289)	23.00

Depreciation and amortisation	(330)	(287)	(44)	15.19

Net operating income	3,125	2,375	750	31.58

Net loan loss provisions	(299)	(324)	25	(7.75)

Other income	(356)	(185)	(171)	92.45

Income before taxes	2,470	1,866	604	32.36

Income from ordinary activity	2,006	1,650	356	21.59

Net consolidated income	2,006	1,661	345	20.74

Attributable income to the Group	1,776	1,470	305	20.77

Balance sheet
Loans and credits*	50,762	34,593	16,169	46.74

Trading portfolio (w/o loans)	25,163	14,463	10,700	73.98

Available-for-sale financial assets	15,607	13,924	1,683	12.09

Due from credit institutions*	22,158	21,245	913	4.30

Intangible assets and property and equipment	1,382	1,163	218	18.77

Other assets	17,132	10,078	7,054	69.99

Total assets/liabilities & shareholders' equity	132,203	95,466	36,737	38.48

Customer deposits*	65,087	45,718	19,369	42.37

Marketable debt securities*	5,631	5,201	430	8.27

Subordinated debt	1,130	709	421	59.30

Insurance liabilities	1,737	1,054	683	64.79

Due to credit institutions*	38,314	27,975	10,339	36.96

Other liabilities	12,442	9,025	3,417	37.86

Shareholders' equity	7,862	5,783	2,079	35.96

Off-balance-sheet funds	49,705	33,889	15,817	46.67

Mutual funds	22,497	15,259	7,237	47.43

Pension funds	18,695	13,357	5,338	39.97

Managed portfolios	8,514	5,272	3,242	61.48

Customer funds under management	123,291	86,572	36,719	42.41

Total managed funds	181,909	129,355	52,554	40.63

(*).-	Includes all stock of concept classified in the balance sheet
Ratios (%) and other data
ROE	23.15	24.05	(0,90 p.)

Efficiency ratio	47.37	49.73	(2,36 p.)

Efficiency ratio with depreciation and amortisation	52.18	54.93	(2,75 p.)

NPL ratio	1.91	2.94	(1,03 p.)

Coverage ratio	183.36	155.00	28,36 p.

Number of employees (direct & indirect)	62,746	60,503	2,243	3.71

Number of branches	4,100	4,011	89	2.22

Report by segments

Latin America

Grupo Santander generated attributable income in Latin America of EUR 1,776 million, 20.8% more than in 2004 (+11.6% excluding the exchange rate impact).

Retail Banking continued to be the engine of growth, reflecting the rise in customer business. As a result, its income before taxes rose 36.2% (+27.1% excluding the exchange rate impact).

These results were achieved in an expanding economic environment. The region’s GDP grew 4%, spurred by robust domestic demand (growth of more than 5%) and backed by both private consumption and investment. Despite the strong domestic demand, the pro-active monetary and fiscal policies kept inflation under control and enabled, in the second half of the year, cuts in interest rates in Brazil and Mexico. Nevertheless, average interest rates increased 24% between 2004 and 2005.

Thanks to the reforms undertaken, Latin America’s economies are increasingly less vulnerable to external shocks. Stronger exchange rate stability, due to the recovery in capital inflows and increases in international reserves, lower inflation expectations and a reduction in GDP/debt ratios, because of stricter fiscal policies, are improving the region’s macroeconomic prospects as viewed by markets and rating agencies. Meanwhile, better job creation and growth in real wages are passing the benefits of the economic recovery on to increasingly larger sectors of the population.

Latin America’s financial systems are not only benefiting from this positive scenario, but have also been co-participants in the recovery, channelling the demand for loans and consumer products via a stronger drive in credit to companies and, above all, to individual customers. Savings (deposits+mutual funds) increased at rates of 19% in the region’s financial systems as a whole and lending 23% (+32% to individuals).

These increases, higher than that of nominal GDP growth, underscore the greater degree of “bankarisation”, in whose process Grupo Santander is playing a leading role.

Grupo Santander has 4,100 branches in Latin America, 20.3 million customers (including more than 800,000 companies), 8 million participants in pension funds and 62,746 employees. Its overall share of the region’s banking business (loans + deposits + mutual funds) is 9.4% (weighted average of the market share in each of the countries where the Group operates). Additionally the Group has a 12.4% market share of pension funds.

The Group’s business model for Latin America is clearly focused on the customer, highly segmented, backed by technology and with appropriate management of costs and risks. Since the end of 2003, the Group has focused on business growth and development of recurrent revenues. The bright macroeconomic outlook for the region and its financial stability are enabling us to continue to expand retail businesses.

Latin America

Net operating income and attributable income

Million euros

(*) Exchange rate effect excluded: +20.3%

(**) Exchange rate effect excluded: +11.6%

Latin America

Net operating income: Quarterly performance

Million euros

Latin America

Efficiency ratio

The main developments of the Group’s activity in Latin America during 2005 were:

•

Strong growth in lending in the main countries where the Group operates, which was faster than the market’s average and so increased our market share (excluding Fobaproa in Mexico) to 11%. The total volume of loans, excluding the exchange rate impact, increased 20% (without the Fobaproa in Mexico). The Group’s continued focus on strengthening businesses with the greatest degree of revenue recurrence resulted in rises of 35% and 40% in lending to individuals and SMEs, respectively.

•

In funds, on-balance sheet deposits (without REPOs) increased 18%, excluding the exchange rate impact, while mutual funds rose 24%. Total savings (the sum of deposits and mutual funds) rose 20%. Pension funds grew 17%.

Latin America

NPL ratio and NPL coverage

•

Commercial revenue increased 20.9% (+11.4% eliminating the exchange rate impact). A very positive factor here was the strong growth in business with customers. However, while the rise in short-term nominal interest rates (24% for the whole region) positively benefited the spreads on retail businesses, the spreads on financial businesses were negatively affected by the profile adopted by the interest rate curve.

•

The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 14.9% in total fees (excluding the exchange rate impact).

•	Net gains on financial transactions were 43.8% higher (without exchange rate impact).

Latin America: Business activity

Activity increase in key countries

Variations in local currency

	Loans*	Funds**

Brazil	+42%	+24%	•	Market share increase in loans and funds

			•	SMEs (+53%), consumer loans (+27%)

			•	Time deposits (+36%), mutual funds (+21%)

Mexico	+35%**	+21%	•	Market share increase in individuals, companies and funds

			•	SMEs (+39%), card and consumer loans (+60%), mortgages (+93%)

			•	Generalised increase in funds, deposits (+16%) and mutual funds (+36%)

Chile	+19%	+16%	•	Market share increase in individuals

			•	SMEs (+33%), card and consumer (+42%) and mortgages (+26%)

			•	Time deposits (+27%) and mutual funds (+11%)

(*)	Deposits without REPOs + mutual funds + pensions funds
(**)	Excluding old mortgage portfolio and IPAB note. Including them: +13%

Report by segments
•	Gross operating income rose 14.1% (excluding the exchange rate impact) to EUR 6,860 million.
•

Operating costs increased 18.2% in euros (+7.9% excluding the exchange rate impact). This rate was still higher than inflation (6.3% regional average), because of specific growth programmes in retail businesses, but it is converging towards it.

•

The net impairment loss on loans was 18.1% lower (excluding the exchange rate impact), despite the growth in lending and the change of mix of portfolios that point to higher provisions in the future. This was because of the reduced need for country-risk provisions and the large volume of recoveries. The non-performing loans ratio was 1.91% at the end of 2005 (1.03 points lower than in 2004) and coverage 183% (+28 p.p.)

•

The impairment loss on other assets was particularly affected by the special charge of US$ 150 million for the early amortisation of IT equipment and computers in Brazil. The Group’s banks in Brazil will share a new IT platform in the first half of 2006.

•	The efficiency (52.2%, including depreciation and amortisation costs) and recurrence (61.6%) ratios were also better than in 2004 (54.9% and 58.6%, respectively).
•

By segments, Retail Banking’s gross operating income increased 16.0%, net operating income 27.5% and income before taxes 27.1%, all without the exchange rate impact. Asset Management and Insurance, and Wholesale Banking also registered higher income before taxes.

The following factors should be taken into account when analysing the financial information:

•

The earnings performance in euros was affected by exchange rates. The dollar, the currency used to manage the area, fell 0.2% against the euro (average exchange rate of 2005 against that of 2004). The dollar’s slide against the euro was offset by the appreciation of some Latin American currencies against the dollar, particularly the Brazilian real, the Chilean peso and, to a lesser extent, the Mexican peso. The average exchange rate of the Brazilian real appreciated from 3.63 to 3.01 per euro; the Chilean peso from 757 to 694 and the Mexican peso from 14.01 to 13.53. The Venezuelan Bolivar (which was devalued on March 3, 2005 to 2,150 per dollar) slid from 2,336 to 2,623.

•

Short-term interest rates, for the region as a whole, tended to rise during 2004 and in the first half of 2005, but began to fall as of the third quarter in Brazil and Mexico. Average nominal short-term interest rates between 2004 and 2005 rose sharply in Brazil (18%), Chile (87%), Mexico (34%) and Puerto Rico (127%), while falling in Venezuela (-10%). The Group, through appropriate management of balance sheet, business and monetary items, always focuses on controlling market risks and on maximising the results.

The softening of short-term rates in the fourth quarter produced some recovery in the spreads on financial business in Brazil and Mexico.

The performance by countries was as follows:

Latin America: Results

Million euros

	Gross operating income		Net operating income		Attributable income to the Group

	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	2,697	32.91	1,226	42.62	591	3.89
Mexico	1,572	22.34	656	24.12	376	16.02
Chile	1,101	22.14	596	29.92	338	45.19
Puerto Rico	266	2.86	92	10.60	49	2.50
Venezuela	409	8.44	186	3.11	133	38.39
Colombia	116	24.15	44	33.99	40	81.83
Argentina	384	31.80	157	63.21	78	188.04
Rest	316	16.30	168	23.98	171	12.57
Total	6,860	24.57	3,125	31.58	1,776	20.77

Latin America: Main units

Million euros

	Brazil		Mexico		Chile
	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Income statement
Net interest income	1,381	19.70	1,027	16.12	782	28.40

Inc. from companies accounted by equity method	1	80.54	0	—	1	9.83

Net fees	717	43.15	466	11.18	276	27.62

Insurance activity	43	45.03	17	64.62	23	32.04

Commercial revenue	2,142	27.14	1,509	14.92	1,082	28.27

Gains (losses) on financial transactions	555	61.09	63	—	18	(67.82)

Gross operating income	2,697	32.91	1,572	22.34	1,101	22.14

Inc. from non-financial serv. (net) and other operating income	1	(50.11)	(63)	38.68	(4)	(6.02)

General administrative expenses	(1,314)	24.25	(787)	19.55	(451)	19.19

Personnel	(703)	18.59	(376)	11.84	(273)	15.91

Other administrative expenses	(611)	31.47	(412)	27.57	(178)	24.58

Depreciation and amortisation	(158)	39.05	(65)	25.37	(49)	(16.93)

Net operating income	1,226	42.62	656	24.12	596	29.92

Net loan loss provisions	(165)	(14.42)	(49)	179.45	(103)	33.92

Other income	(198)	—	(55)	374.20	(19)	(67.06)

Income before taxes	862	32.31	552	10.55	474	46.43

Income from ordinary activity	603	3.62	516	14.85	397	48.79

Net consolidated income	603	3.62	516	14.85	397	42.53

Attributable income to the Group	591	3.89	376	16.02	338	45.19

Balance sheet
Loans and credits*	10,667	87.22	13,238	35.06	14,967	49.88

Trading portfolio (w/o loans)	5,048	184.54	18,089	70.60	1,087	(27.06)

Available-for-sale financial assets	5,942	9.70	4,750	29.90	1,169	(11.02)

Due from credit institutions*	6,932	19.96	7,442	(22.28)	3,370	95.63

Intangible assets and property and equipment	364	1.15	338	22.97	352	32.56

Other assets	8,560	114.00	4,168	56.45	2,353	34.63

Total assets/liabilities & shareholders' equity	37,513	62.91	48,025	31.30	23,298	40.98

Customer deposits*	11,041	66.93	23,310	40.68	13,186	43.78

Marketable debt securities*	688	44.67	2,657	27.73	1,701	(4.11)

Subordinated debt	420	—	64	248.79	647	(6.44)

Insurance liabilities	1,124	78.06	67	59.25	46	68.46

Due to credit institutions*	16,036	82.30	16,585	14.96	4,838	71.53

Other liabilities	6,062	28.81	3,270	57.64	1,355	53.00

Shareholders' equity	2,142	18.82	2,071	51.77	1,525	31.94

Off-balance-sheet funds	11,728	59.45	10,088	51.42	10,038	43.16

Mutual funds	11,151	59.90	6,708	64.74	2,684	39.73

Pension funds	—	—	3,381	30.48	7,354	44.45

Managed portfolios	577	51.17	—	—	—	—

Customer funds under management	25,001	65.82	36,187	42.62	25,618	37.17

Total managed funds	49,241	62.07	58,113	34.40	33,335	41.63

 (*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.07	(7,96 p.)	20.42	(2,14 p.)	25.03	5,50 p.

Efficiency ratio	46.62	(3,48 p.)	49.91	(1,21 p.)	40.94	(1,01 p.)

Efficiency ratio with depreciation and amortisation	52.48	(3,21 p.)	54.06	(1,12 p.)	45.42	(3,12 p.)

NPL ratio	2.88	0,03 p.	0.89	(0,39 p.)	2.31	(1,22 p.)

Coverage ratio	138.52	(49,65 p.)	273.43	59,97 p.	165.57	38,73 p.

Number of employees (direct & indirect)	20,600	(3.04%)	14,618	16.34%	11,162	(0.20%)

Number of branches	1,897	0.48%	1,005	(1.47%)	401	15.90%

Report by segments

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the southeast of Brazil, the strategically key area for the Group where close to 98 million people live and which generates 70% of Brazil’s GDP. Within this area, the state of Sao Paulo has a population of 41 million and produces 33% of GDP. The Group has 1,897 branches in Brazil and 7.1 million individual customers.

The Brazilian economy strengthened its fundamentals in 2005, although the pace of growth slowed in the second half. The central bank, after controlling inflation and the expectations for it, began to reduce interest rates. The benchmark Selic rate was 18% at the end of the year, 175 b.p. below the high reached in May. The country risk index (EMBI Plus) was at an historic low.

The Group focused in 2005 on growth in retail businesses and on gaining market share. Lending rose 42% excluding the exchange rate impact, with strong growth to individual customers (credit cards, loans linked to payrolls, auto financing, etc), SMEs and companies. The market share in loans reached 5.8%. Deposits (excluding REPOs) and mutual funds increased 24% (market share of 4.4%). The emphasis on growth in retail savings pushed up this segment’s market share in mutual funds to 8.0%.

Attributable income rose 3.9% to EUR 591 million (-14.0% excluding the exchange rate impact). Excluding the impact of the higher taxes, income before taxes increased 32.3% higher (+9.5% excluding the exchange rate impact). The Group’s results in Brazil include in the fourth quarter the impact of the special charge in "other income" of US$150 million for the early amortisation of technological investments.

Brazil

Efficiency ratio

%

Brazil

Net operating income and attributable income

Million euros

(*) Exchange rate effect excluded: +18.1%

(**) Exchange rate effect excluded: -14.0%

Commercial revenue increased 5.2% (without exchange rate impact). The main positive factor at play was the strong growth in business volumes and the negative ones the slight narrowing of spreads and, particularly, the decline in revenues from financial business, as a result of the negative slope of the yield curve and the lower yield on wholesale inflation-linked bonds.

Net fees and insurance increased 18.6%, after rising for six straight quarters, while operating expenses rose 4.0% (below the inflation rate), both excluding the exchange rate impact.

Net operating income (without the exchange rate impact) was 18.1% higher.

Of note were lower loan-loss provisions because of reduced country risk needs and higher recoveries and the special charge for early amortisation of technological investments,

Brazil

NPL ratio and NPL coverage

%

The efficiency ratio was 52.5% (including depreciation and amortisation costs), 3.2 points better than in 2004, the recurrence ratio was 54.5% (+7.2 p.p.) and ROE reached 23.1%. The NPL ratio stood at 2.88% and NPL coverage was 139%.

By segments, and excluding the exchange rate impact, Retail Banking’s net operating income increased 33.0% and its income before taxes 12.8%. Income before taxes generated by Asset Management and Insurance grew strongly and Global Wholesale Banking’s increased 0.2% in local currency.

Mexico

Santander Serfin is the third largest banking Group in Mexico by business volume, with a market share in loans of 15.2%, 15.8% in deposits and mutual funds and 7.8% in pensions. The Group has 1,005 branches and 6.3 million customers in Mexico (+875,000). Additionally, the Bank has 3.1 million participants in pension funds.

On January 1, 2005 the merger of Banco Santander Mexicano and Banca Serfin became effective, although they had been managed as a single financial institution since December 2002.

The Mexican economy remained strong in 2005, driven by investment and private consumption. The central bank’s rigorous monetary policy reduced inflation to an historic low (below 4%) and enabled it to begin to reduce interest rates in the fourth quarter. The comfortable balance of payments situation and the high level of international reserves helped to achieve a stable exchange rate.

Mexico

Efficiency ratio

%

Mexico

Net operating income and attributable income

Million euros

(*) Exchange rate effect excluded: +19.9%

(**) Exchange rate effect excluded: +12.1%

The Group continued to focus in 2005 on developing its customer base, increasing the degree of linkage and achieving a profitable increase in businesses, in line with its medium-term strategic plan.

Total lending, excluding IPAB and the former mortgage portfolio, increased 35%, after eliminating the exchange rate impact. There were notable rises in strategically important products. Growth in consumer loans and credit cards was 60%, well above the average of the financial system, and produced a further gain of 0.6 points in the market share of these products (+3.4 points over the last three years).

Deposits excluding REPOs and mutual funds grew 21% excluding the exchange-rate impact. The gain in their market share was 1.5 points in 2005. Of note was the gain in demand deposits (+0.4 points).

Report by segments

Attributable income was EUR 376 million, 16.0% more than in 2004 (+12.1% excluding the exchange rate impact). Two factors at play were the very positive impact of the sharp rise in business and the average annual increase in interest rates of 2.45 points (from 7.15% to 9.60%). On the other hand, this rise in short-term interest rates eroded the revenues of financial businesses.

Commercial revenue increased 11.0%. Net fees and insurance grew 8.6%. Operating costs increased 15.7%, basically emanating from the increase in business infrastructure (opening of 717 ATMs in 2005), and costs linked to business development, as well as the increase in taxes. All without exchange rate impact.

The strong rise in retail revenues pushed up net operating income by 19.9% (excluding exchange rate impact).

The efficiency ratio improved by 1.1 points to 54.1% (with depreciation and amortisation costs), the recurrence ratio was 59.2% and ROE 20.4%, while the non-performing loans ratio of 0.89% and coverage of 273% continued to underline the high credit risk quality.

Chile

Santander Chile is the largest financial group in the country and has the most solid and diversified banking franchise, as underscored by its market shares: 22.6% in loans, 21.9% in deposits and mutual funds and 11.7% in pensions. It has 401 branches, 2.2 million banking customers and 639,000 participants in pension funds.

Chile

Net operating income and attributable income

Million euros

Net operating income                   Attributable income

(*)  Exchange rate effect excluded: +19.2%

(**)  Exchange rate effect excluded: +33.2%

Mexico

NPL ratio and NPL coverage

%

        NPL ratio                                      NPL coverage

By segments, and without the exchange rate effect, the net operating income of Retail Banking increased 18.2% and income before taxes rose 1.3% due to higher loan loss provisions. The income before taxes of Asset Management and Insurance and Global Wholesale Banking increased 11.6% and 54.1%, respectively.

The Chilean economy continued to grow strongly in 2005 Particularly noteworthy was the robust increase in investment, the main engine of economic growth. The

Chile

Efficiency ratio

%

central bank maintained its step by step rise in interest rates (the short-term benchmark rate rose from 2.3% at the end of 2004 to 4.5% a year later), gradually returning to positive real interest rates.

Santander Santiago focused on profitable growth in businesses, particularly retail segments. Lending increased 19% (+25% to individuals), while deposits (without REPOs)and mutual funds grew 16% (all excluding the exchange rate impact).

These rates produced a gain in market share during 2005 of 1.2 points in lending to individuals (0.8 points in consumer loans and via credit cards and 1.4 points in mortgages). Deposits and mutual funds increased their market share by 0.7 points.

Attributable income amounted to EUR 338 million, 45.2% more than in 2004 (+33.2% eliminating the exchange rate impact). This was the result of the combination of faster growth in commercial revenues (+17.7% excluding the exchange rate impact) and controlled growth of operating costs (+4.8%, excluding the exchange rate impact), despite the expansion in the distribution capacity.

The ratios are very good: efficiency (45.4%, without depreciation and amortisation costs, a 3.1-point improvement), recurrence (61.2%), ROE (25.0%),

Other countries

Puerto Rico

Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. It has 73 branches and a market share of 10.9% in loans, 12.9% in deposits and 21.3% in mutual funds.

The Group focused in 2005 on growth in the most profitable businesses, particularly with individual customers (consumer loans and mortgages) and medium-sized companies. Lending increased 9% and deposits (excluding REPOs) and mutual funds rose 13%. This produced a gain of 0.5 points in the market share of deposits plus mutual funds to 15.3%.

As part of the growth strategy in consumer banking, we acquired Island Finance, the second largest consumer finance company, which complements the Group’s position very well.

Chile

NPL ratio and NPL coverage

%

non-performing loans (2.31%) and coverage (166%).

By segments and excluding the exchange rate impact, Retail Banking’s net operating income rose 30.5% (strong increase in revenues with contained costs) and income before taxes increased 56.6%. Income before taxes generated by Asset Management and Insurance was 25.6% higher while Global Wholesale Banking’s was lower because of reduced gains on financial transactions.

Attributable income was 2.5% higher at EUR 49 million (+2.7% excluding the exchange rate impact). This decline was due to the higher tax burden as income before taxes increased 42.7% (without exchange rate impact) thanks to the rise in gross operating income, lower loan loss provisions and contained costs.

The efficiency ratio was 65.8% (with depreciation and amortisation costs), the recurrence ratio 43.6% and ROE12.5%. The ratio of non-performing loans was 1.75% and coverage 168%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 13.6% in loans and 11.6% in deposits. It has 252 branches and 2.2 million customers.

The positive external scenario, thanks to high oil prices, greatly improved the public sector accounts. The economy grew 9.5% in 2005, above its potential growth rate.

Report by segments

The main focus of management in 2005 was the profitability of business and boosting recurrent revenues, with the emphasis on higher lending particularly in segments with higher spreads, and transactional deposits (of high liquidity and low cost). Lending, eliminating the exchange rate impact, increased 46% (75% to individual customers) and the aggregate of deposits (excluding REPOs) and mutual funds rose 27%.

Thanks to this strategy, commercial revenue grew 15.6%, excluding the exchange rate impact, and attributable income increased 55.4% to EUR 133 million excluding the exchange rate impact.

The efficiency ratio (with amortisation and depreciation) was 48.4%, recurrence 50.0%, ROE reached 42.2%, the NPL ratio stood at 1.52% and coverage at 400%.

Colombia

The Colombian economy grew by around 5% in 2005.

The Group concentrated on selective growth in business and efficient management of costs. Lending increased 11% and deposits (excluding REPOs) and mutual funds rose 22%.

Attributable income was EUR 40 million, 60.9% more than in 2004 (excluding the exchange rate impact). The credit risk quality indicators remained excellent (NPL ratio of 0.68% and coverage of 414%).

Argentina

Argentina consolidated its economic recovery during 2005, fuelled by strong domestic demand and solid growth of exports. One of the main developments was the high level of acceptance (76%) by creditors of the government’s foreign debt restructuring plan.

Lending to the private sector rose 73% and was very focused on SMEs and individuals (market share gain of 2.1 points to 8.6%). Deposits (excluding REPOs) and mutual funds increased 33% (gain in market share of 0.6 points to 10.1%).

The Bank also capitalised US$369 million of the financial debt it had with the Group. This enabled, on the one hand, progress to be made in cleaning up and selling portfolios of government securities in foreign currency present in local balances (which had been cleaned up under Spanish accounting rules in 2002) and, on the other, reduce expensive external liabilities. Attributable income amounted to EUR 78 million.

Others

Uruguay’s attributable income was 28.2% higher at EUR 29 million, excluding the exchange rate impact. This was achieved despite a large reduction in funds available from loan-loss provision and was made possible by the 26.1% rise in gross operating income with lower costs.

Peru’s attributable income increased 13.9% to EUR 16 million, excluding the exchange rate impact.

Santander Private Banking performed positively in the fourth quarter. Its results for the year confirmed the strong pace and consistency of its growth rates.

Net interest income was 36% higher and attributable income was up 25%, both in dollars.

Financial Management and Equity Stakes

Million euros			Variation
	2005	2004	Amount	(%)

Income statement
Net interest income (w/o dividends)	(866)	(756)	(110)	14.53

Dividends	124	233	(109)	(46.74)

Net interest income	(742)	(523)	(219)	41.84

Inc. from companies accounted by equity method	584	412	173	41.93

Net fees	(18)	(12)	(6)	50.99

Insurance activity	2	(3)	5	—

Commercial revenue	(173)	(126)	(47)	37.00

Gains (losses) on financial transactions	(49)	238	(288)	—

Gross operating income	(222)	112	(334)	—

Income from non-financial services (net) and other operating income	(25)	(19)	(6)	34.73

General administrative expenses	(354)	(299)	(55)	18.57

Personnel	(183)	(193)	10	(4.96)

Other administrative expenses	(171)	(106)	(65)	61.48

Depreciation and amortisation	(74)	(38)	(36)	95.91

Net operating income	(676)	(243)	(433)	177.93

Net loan loss provisions	(52)	(35)	(17)	49.33

Other results	(128)	(224)	96	(42.82)

Income before taxes [ordinary]	(855)	(502)	(354)	70.50

Net income from ordinary activity	(210)	63	(273)	—

Net consolidated income [ordinary]	(210)	63	(273)	—

Attributable income to the Group [ordinary]	(358)	(24)	(335)	—

Attributable income to the Group	650	(24)	674	—

Balance sheet
Trading portfolio (w/o loans)	1,276	1,190	86	7.21

Available-for-sale financial assets	45,014	18,576	26,439	142.33

Investments	2,811	3,529	(719)	(20.36)

Goodwill	14,006	15,025	(1,019)	(6.78)

Liquidity lent to the Group	39,509	33,735	5,775	17.12

Capital assigned to Group areas	25,250	20,279	4,971	24.51

Other assets	30,697	20,116	10,582	52.61

Total assets/liabilities & shareholders' equity	158,564	112,449	46,114	41.01

Customer deposits*	1,927	1,505	422	28.03

Marketable debt securities*	53,154	34,709	18,445	53.14

Subordinated debt	13,965	14,018	(53)	(0.38)

Preferred securities	—	894	(894)	(100.00)

Other liabilities	57,292	30,981	26,312	84.93

Group capital and reserves	32,225	30,342	1,883	6.21

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	69,046	50,232	18,814	37.45

Total managed funds	158,564	112,449	46,114	41.01

(*) - Includes all stock of concept classified in the balance sheet

Resources

Number of employees (direct & indirect)	1,462	1,433	29	2.02

Report by segments

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 90 of this Report. The cost of liquidity, via the transfer of funds to different businesses, is done at the short-term market rate, which was 2.12% in 2005 (2.06% in 2004).

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

The main development in 2005 was the sale (in the first quarter) of 2.57% of The Royal Bank of Scotland, which produced a capital gain of EUR 717 million.

Net attributable income from industrial stakes was EUR 1,739 million, up from EUR 492 million in 2004. The much higher figure was mainly due to the larger capital gains and the greater contribution from companies accounted for by the equity method, chiefly Cepsa.

Of note among the sale of equity stakes were those in Unión Fenosa and Auna (gross capital gains of EUR 1,157 million and EUR 355 million, respectively). The main sales in 2004 were 0.46% of Vodafone, 1% of Unión Fenosa and 3.1% of Sacyr-Vallehermoso.

The unrealised capital gains in industrial stakes were estimated at EUR 2,500 million at the end of 2005.

•	Financial management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub-area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, were hedged during 2005.

In 2004 the Group significantly reduced the portfolio of structural interest rate risk hedging, which has a negative impact when comparing net interest income and gains on financial transactions between 2004 and 2005.

The position for hedging results in dollars also has a negative impact when making comparisons with 2004.

This sub-area also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.

Lastly, there are other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band. This also includes extraordinary charges made during 2005, already mentioned in other parts of this Report, regarding the amortisation of Abbey’s restructuring costs (EUR 658 million) and early retirements (EUR 608 million).

This means that this sub-area’s overall contribution to earnings is normally negative.

Income statement and business volumes secondary segments

Million euros

	Operating business areas				Retail Banking
		Variation (%)			Variation (%)
	2005	With Abbey	w/o Abbey	2005	With Abbey	w/o Abbey

Income statement
Net interest income	11,235	38.73	15.38	10,767	45.42	17.62

Inc. from companies accounted by equity method	35	(6.58)	(13.19)	35	(16.92)	(22.80)

Net fees	6,331	32.45	12.41	5,191	31.89	10.93

Insurance activity	813	393.74	36.34	—	—	—

Commercial revenue	18,415	40.78	14.48	15,993	40.51	15.16

Gains (losses) on financial transactions	1,615	87.21	47.00	927	185.82	79.15

Gross operating income	20,030	43.65	16.49	16,920	44.54	16.93

Inc. from non-financial serv. (net) and other operating inc.	225	42.38	19.46	248	37.41	17.30

General administrative expenses	(9,347)	46.14	10.21	(8,141)	43.82	9.81

Personnel	(5,560)	37.53	7.17	(4,913)	36.73	6.63

Other administrative expenses	(3,787)	60.94	15.43	(3,228)	56.14	15.34

Depreciation and amortisation	(947)	18.26	3.62	(872)	18.78	3.13

Net operating income	9,961	44.26	23.87	8,154	48.49	26.12

Net loan loss provisions	(1,563)	1.64	(19.05)	(1,500)	8.95	(14.16)

Other income	(350)	23.44	50.26	(365)	30.26	57.36

Income before taxes	8,047	58.31	35.39	6,289	64.01	38.30

Business volumes
Total assets	778,375	15.84	19.89	627,954	18.18	26.93

Loans and credits	435,013	17.84	23.95	407,660	18.32	25.62

Customer deposits	303,838	7.86	14.68	269,146	10.13	20.85

Retail Banking

Retail Banking generated 84% of gross operating income and 78% of income before taxes of the operating areas.

Income before taxes was 64.0% higher at EUR 6,289 million (38.3% excluding Abbey). Both Continental Europe and Latin America performed well.

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income rose 14.3%, net operating income increased 21.3% and income before taxes was up 39.1%. All units (Santander Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace (double digit in net operating income and income before taxes).

There were four main drivers: business growth, stronger in lending but also in customer funds; better management of prices in a more stable environment of interest rates, which is stabilising spreads; cost control, in particular at the Santander Network and Portugal; and the lower needs for loan-loss provisions, because of the high credit risk quality and the coverage levels already reached.

In its first year as part of Grupo Santander, Abbey’s Retail Banking operations generated gross operating income of EUR 3,232 million, net operating income of EUR 1,228 million and income before taxes of EUR 986 million.

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the excellent results in net interest income and net fees and costs whose growth is converging towards the inflation rate. All of this was reflected in a 22.9% rise in commercial revenue, 38.2% in net operating income and 36.2% in income before taxes, all in euros.

Report by segments

Income statement and business volumes secondary segments

Million euros

Asset Management and Insurance			Global Wholesale Banking

	Variation (%)			Variation
2005	With Abbey	w/o Abbey	2005	(%)

					Income statement
(146)	—	25.58	614	(9.33)	Net interest income

—	(100.00)	(100.00)	—	(100.00)	Inc. from companies accounted by equity method

667	47.73	18.31	473	20.48	Net fees

813	393.74	36.34	—	—	Insurance activity

1,335	112.14	24.10	1,087	1.61	Commercial revenue

32	184.03	175.27	656	24.52	Gains (losses) on financial transactions

1,367	113.39	26.73	1,743	9.17	Gross operating income

(0)	—	—	(22)	(2.75)	Inc. from non-financial serv. (net) and other operating inc.

(662)	165.04	15.73	(543)	11.99	General administrative expenses

(308)	104.32	7.51	(339)	13.46	Personnel

(354)	257.43	28.24	(204)	9.65	Other administrative expenses

(19)	17.69	3.28	(56)	10.82	Depreciation and amortisation

685	82.51	34.71	1,121	8.04	Net operating income

0	(98.88)	(91.79)	(63)	(61.08)	Net loan loss provisions

3	—	—	12	320.90	Other income

688	85.61	37.23	1,069	21.87	Income before taxes

					Business volumes

9,172	31.83	31.83	141,249	5.70	Total assets

194	(59.20)	(59.20)	27,158	12.53	Loans and credits

21	(43.24)	(43.24)	34,672	(6.98)	Customer deposits

The increasing proportion of customer activity in all countries, due to the strong development of business in the last two years, was generally reflected in significant rises in commercial revenue, net operating income and income before taxes.

The table shows the performance of the three main countries in Latin America. Overall, gross operating income (in euros) grew 29.6%, a pace which reached 43.3% in net operating income and 29.8% in income before taxes.

Retail Banking. Results

Million euros

	Gross operating		Net operating		Income before
	income		income		taxes
	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Continental Europe	8,172	11.29	4,747	21.25	3,789	39.14

o/w: Spain	6,124	9.61	3,551	19.45	2,939	37.70

Portugal	884	7.10	425	19.31	354	40.93

United Kingdom (Abbey)	3,232	—	1,228	—	986	—

Latin America	5,516	26.42	2,179	38.22	1,514	36.23

o/w: Brazil	2,153	35.92	774	60.70	403	36.31

Mexico	1,263	21.45	468	22.35	369	2.18

Chile	903	27.33	468	42.30	338	70.69

Total Retail Banking	16,920	44.54	8,154	48.49	6,289	64.01

Asset Management and Insurance

This segment accounted for 7% of the gross operating income of the Group’s areas in 2005 and 9% of income before taxes which was 85.6% higher at EUR 688 million (+37.2% excluding Abbey).

Total revenues from mutual and pension funds and insurance activity, including that recorded by the distribution networks, amounted to EUR 3,696 million, 62.9% more than in 2004 (+20.3% excluding Abbey). These revenues are of high quality and recurrence and represented 20% of the Group’s commercial revenue.

Managed assets in mutual and pension funds increased 16% to more than EUR 138,000 million and the liabilities from insurance contracts totalled EUR 45,000 million (+5%).

Asset Management and Insurance

Net operating income and income before taxes

Million euros

(*) With Abbey

Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated total fees for the Group of EUR 1,956 million, 23.5% higher than in 2004 (+15.9% without Abbey). Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was EUR 349 million (+29.0%).

In Spain, Santander Asset Management managed more than EUR 75,000 million in funds and investment companies, making it the sector’s leader (market share of 25% in mutual and real estate funds, according to Inverco). It continued to consolidate its position with value added products tailored to the needs of its clients on the basis of their risk profile. Of note was the capturing of EUR 5,900 million in equity funds and the good reception given to the three portfolios of mutual funds (Elite, Premier and Banesto Selection), as well as products requiring specialised management, particularly concept funds. All of the above has enabled the Group to increase its average revenues over assets under management, while the market, as a whole, has reduced theirs.

In alternative management, Optimal’s assets increased 48% to EUR 4,200 million, confirming investors’ interest in these products. We remained the leader in real estate funds, which rose by EUR 800 million (+33%) to EUR 3,300 million (market share of 51% in Spain).

The volume of pension plans managed in Spain surpassed EUR 8,900 million, 14% higher than at the end of 2004. The Group is the leader in individual plans, which rose 14% (market share of 17%). Two factors behind this growth were the greater activity in the last part of the year and greater value-added products including active management plans, with different risk profiles on the basis of the time frame until retirement.

In Portugal, mutual and pension funds increased 17% and 7%, respectively, to a total of EUR 7,000.

In Latin America, Santander Asset Management managed EUR 22,500 million of mutual funds, 24% more than in 2004 excluding the exchange rate effect. The three main countries, which account for more than 90% of assets, registered strong growth. Knowledge of the markets and of local needs combined with exploiting the Group’s global capacities in managing and developing high valueadded products resulted in higher growth than the markets.

Mexico’s mutual funds increased 36% (excluding the exchange rate effect) to EUR 6,700 million and pushed up its market share by almost one percentage point to 17%, putting us in second place.

Brazil, whose managed assets increased 21% (excluding the exchange rate impact) to EUR 11,100 million, focused on the retail segment where its market share reached 8% (+0.3 p.p.).

Chile’s managed assets rose 11% to EUR 2,700 million (excluding the exchange rate impact) and market share increased by close to one percentage point.

Of note among the other countries was Puerto Rico (+10%) and Argentina (+54%), both excluding the exchange rate impact.

Report by segments

Total revenues for the Group (w/o Abbey)

Million euros

(*) With Abbey: 3,696 mill.; +63%

Pension plans managed in Latin America increased 17% to EUR 18,700 million (excluding the exchange rate impact) and they grew in all countries. Mexico registered the lowest growth (+8% in pesos) in a market affected by the deterioration of spreads for new entries. Other countries grew strongly in local currency terms: +15% in Chile, the main country (39% of the region’s total), where we continued to gain market share, +21% in Argentina, +40% in Colombia and +14% in Peru.

Insurance. Total revenues generated by the Group’s insurance companies, including fees paid to branch networks, amounted to EUR 1,740 million (+153.8% and +30.4% excluding Abbey). Income before taxes rose three fold to EUR 340 million due to the incorporation of Abbey, which contributed EUR 179 million, and the good performance of other insurance activity (+59.2% in income before taxes).

In Spain, Santander Seguros consolidated its bancassurance business, developing new businesses and boosting its sales capacity (two new channels, Hispamer and UCI, joined the main one of the Santander branch network). Their total contribution to the Group, including net fees and income before taxes, was EUR 205 million, 25% more than in 2004. Premium income increased 28%. Of note was the take-off in unemployment products (+70%) and in products not linked to lending operations.

This performance, combined with that of Banesto Seguros, enabled Grupo Santander in Spain to be the leader in the two key products of individual life-risk and household (market shares in each of around 19%).

In Portugal, the distribution of risk insurance, largely linked to credit operations and capitalisation-savings products, was expanded to include new and unlinked life-risk products. Premium income increased 49% and the total contribution to the Group rose 36%.

In the rest of Continental Europe, the various units of Santander Consumer Finance, which mainly sells products linked to consumer lending, generated EUR 263 million of fees, 30% more than in 2004.

In the United Kingdom, Abbey’s insurance business continued to be strong. Of note were higher sales in the second half of investment products (+11% over the first half and almost 40% more than the average in 2004), while protection and house products remained stable.

At the end of 2005, Abbey’s insurance activity balance stood at EUR 36,500 million, and its total contribution to the Group (fees plus income before taxes) was EUR 437 million, following a significant reduction in the area’s costs.

In Latin America, the Group continued to develop its strategy of growth in the distribution of insurance via local banks. Further progress was made in selling bancassurance products not linked to loans through personalised offers (life, auto and household products). Of note, by countries, were Brazil, Mexico, Chile, Argentina and Venezuela whose total income increased 49% (excluding the exchange rate effect).

Asset Management and Insurance. Results

Million euros

	Gross operating		Net operating		Income before
	income		income		taxes
	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Mutual funds	295	25.63	189	22.27	189	22.19

Pension funds	296	18.53	160	33.35	160	38.19

Insurance	776	397.51	336	232.84	340	237.33

o/w: Abbey	555	—	179	—	179	—

Total Asset Management and Insurance	1,367	113.39	685	82.51	688	85.61

Global Wholesale Banking

This segment contributed 9% of gross operating income and 13% of income before taxes. Income before taxes amounted to EUR 1,069 million, 21.9% more than in 2004. This was largely due to the growing contribution of value-added business with clients, the development of new projects and lower needs for loan-loss provisions.

Gross operating revenue increased 9.2%. Value-added businesses (transactional banking, trade finance, custody, investment banking, equities and treasury for customers), whose revenue rose 22%, and capital gains offset the lower contribution from basic financing and own account treasury operations.

Operating costs grew 11.9%, due to business expansion and the launch of projects, such as Santander Global Connect and Santander Global Markets, in Europe (+EUR 19 million). Lastly, appropriate risk management and lower use of credit lines with a more efficient consumption of capital reduced the need for loan loss provisions.

The new Global Wholesale Banking model based on a double vector (product-customer) was consolidated.

In the client vector, the Global Customer Relation Model, established in 2003 to foster global management by product and country with the main corporate and institutional clients, attained its goals. This was due to the efficient work of global teams comprising an executive responsible at the global level, local executives in the markets where customers operate and product specialists.

Business model of Global Wholesale Banking

Global Wholesale Banking

Net operating income and income before taxes

Million euros

The model generated gross operating income of EUR 501 million, after six straight quarters of sustained growth. Of note was the growth in value-added products which offset the lower revenue from basic financing. This was because of the high liquidity in large companies and the general narrowing of spreads on loans.

The product vector consists of three large areas:

•	Corporate products. This covers transactional banking, trade finance, custody and basic financing. Their gross operating income increased 8.8% (+17.4% the first three items).

Several units received awards in 2005 from the magazine Global Finance: the Global Trade Finance unit, eighth in the world and among the leaders in its target markets, was chosen as “Best Trade Finance Bank in Spain”; Santander Investment Services, leader in custody and subcustody in Spain was chosen as “Best Subcustodian in Spain.”

•	Investment Banking. This embraces financing solutions and corporate finance. Gross operating income increased 16.0%, strongly backed by corporate finance (+31.9%).

Project finance operations formalised in 2005 amounted to EUR 1,074 million. Of note were ONO/Cableuropa, Petrobras, Chicago Skyway and Grupo ENA. Euromoney´s Project Finance magazine awarded its “Best Deal of the Year” prize to two projects in Latin America.

In financing of acquisitions, operations amounted to EUR 962 million. Syndicated loans amounted to EUR 3,700 million. Of note were Gas Natural and Saint Gobain.

Report by segments

Global Wholesale Banking

Gross operating income breakdown

In corporate finance, the Group continued to demonstrate its knowledge of sectors and leadership in the domestic markets where it operates. Of note during 2005 was the advice provided to EADS, Fagor, Ercros, EDP, Grupo Americo Amorim and Gerdau for their acquisitions, Carrefour and Pepe Jeans in sale operations and OHL, Metrovacesa, La Seda and Ence in stock market listings and capital increases.

•	Markets. This integrates equities and treasuries. Gross operating income rose 6.3%, supported by customer related revenues (+27.7%) and a lower contribution from own-account activity.

By businesses, the gross operating income from equities was 28.0% higher, consolidating leadership in brokerage in Spain (13% market share including Banesto Bolsa) and in Portugal (9% market share). This performance was reflected in the improvement in the sector’s main rankings, both in Spain and Portugal (best broker- dealer for equity analysis, Thomson Extel) as well as in Latin America (second in the asset weighted ranking of Institutional Investor).

Global treasury continued to do well in revenues from customers (+27.5%), while those from own account activity declined from the large volume in 2004. As well as greater customer activity, key drivers were the growth of Santander Global Connect (SGC) and Santander Global Markets (SGM) in Spain. SGM develops the distribution capacities for corporate and institutional clients in target markets and supports the production and distribution of structured products in the main Latin American countries, while obtaining synergies in products, books and organisation.

In Spain, sales revenues attributed to both projects – SGC for retail clients and SGM for wholesale clients – increased 34.7%. Portugal’s growth was 33.3% following the extension of SGC and the good performance of the wholesale sector.

Treasury in New York consolidated its structure in order to help the Latin American treasuries sell structured derivatives and increase the range of value-added products on offer.

In Latin America, Grupo Santander continued to be the benchmark treasury. This was recognised by winning Euromoney’s “Best Latin American Treasury in 2005” award. The increasing coordination of local treasuries with Madrid and New York is enabling more global solutions to be offered to clients and greater crossed-selling of products. This is producing notable growth in revenues (+22.2%) and is enhancing our presence in the professional markets.

Of note in Brazil was the good performance of customer business, focused on the wholesale segment, and market making activities. Own account activity, on the other hand, did not reach the levels of 2004.

Own account activity contributed positively in Mexico while management, is focusing on customer activity. This already represents a high percentage of total revenues backed by its solid position in markets (fixed income, organised derivatives and spot currencies), the sale of structured products through the branch network and the launch of new products.

In Chile, the improved distribution channels and products for corporate, institutional and retail clients, both locally and institutionally, made sales activity the axis of the growth in treasury business. In 2005, this business already accounted for 22% of total gross operating income.

Argentina, Colombia and Venezuela also recorded good customer results, boosting the sale of value added products, an activity that is gaining ground over other treasury revenues.

Risk Management
Introduction	123
Organisation of Risk Management	124
Analysis of the Group’s global risk profile	126
Credit risk	127
Market risk	143
Operational risk	154
Reputational risk	159
Risk training	160

Risk

Management

Introduction: corporate principles and main risk management tools.

Excellent risk management is one of the basic pillars of Grupo Santander’s business strategy, a necessity for creating value.

Throughout its history, Santander has combined prudence (for example, in loan-loss provisions) with use of advanced risk management techniques, which have been shown to be very efficient in the recurrent and balanced generation of earnings and the creation of shareholder value.

The importance attached to the quality of risk has traditionally been, and continues to be, one of the hallmarks of Santander’s corporate culture and management style. The markets clearly perceive this and see it as a clear competitive advantage.

For these reasons, Santander fully identifies with the New Basle Capital Accord (BIS II), as it sets out and regulates the most advanced practices of the banking industry.

The entry into force of this Accord will also enable Santander to reflect, more emphatically and transparently, its strength in this sphere and its capacity to successfully apply the system of Advanced Internal Models of risk and their appropriate integration with the Group’s global management.

Significant progress was made in this area during 2005. With this, not only will Santander continue to be one of the leaders in risk management matters, but the markets, under the framework of Pillar III of Basle II, will have at their disposal all the elements needed for a best evaluation.

Grupo Santander is making the necessary investment in human and technological resources to satisfy the New Accord’s demanding requirements in a reasonable period, and is strongly committed to continuing to do this in order to keep up, as it is sure of beneficial results that it will continue to produce.

The Group’s risk management is based on the following principles:

•

Independent working with shared hierarchy. The objectives and methodologies are established by the Risks Division, while the organisational structure is adapted to business needs and proximity to the customer, while maintaining risk quality criteria.

•	Executive capacity supported by knowledge and closeness to the customer, as well as collective decisions via the corresponding Risks Committees.
•	Global scope (different types of risk) and single treatment of the customer (non- admission of risks from different units), without detriment to specialisation by risk type and customer segment.

•	Collective decisions (including at the branch) which ensures different opinions and do not make results dependent on decisions by individuals.
•	Medium-low risk profiles as a target, without detriment to their predictable nature, which entails a culture of consistency in a series of policies and procedures, among which are the following:
-	Special emphasis on monitoring of risks in order to have sufficient warning of possible problems.
-	Risk diversification limiting, in general, the Group’s relative exposure to the overall risk of customers in the credit system.
-	Avoid exposure to companies with ratings deemed to be below par, even when this would entail a risk premium proportionate to the level of internal rating.

The Group has been using a series of techniques and tools for many years, which are mentioned in other parts of this report. Of note among them, given that Santander implemented them ahead of time and for being in line with BIS II, are:

•

Internal qualitative and quantitative ratings; with valuation of the different components which, by client and facility, enable the probabilities of failure to be estimated and then the expected loss on the basis of historical data.

•	Return on Risk Adjusted Capital (RORAC), used for pricing operations (bottom up) to analysis of portfolios and units (top down).
•

Economic capital estimated by valuating all kinds of risks, both as a reference of the management by different building blocks and the return obtained, as well as in admission processes and reference limit of the global classifications of large clients.

•	Value at risk as an element of control and for setting the market risk limits of the different trading portfolios.
•	Stress testing to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and capital.

1. Organisation of the risks function

The Bank’s governing bodies and senior management have the necessary knowledge and experience to carry out their tasks effectively, objectively and independently in order to supervise execution of the general strategy. The senior management sets business plans, supervises daily decisions and ensures they are in line with the objectives and policies set by the Board.

The Risks Committee, delegated by the Board:

•	Sets the Group’s risk policies, in accordance with the Board’s Executive Committee.
•	Ensures that the risk levels assumed at the individual and global level meet the targets set.
•	Resolves operations beyond the powers delegated to bodies immediately below, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.
•	Empowers other committees lower down the hierarchy to deal with risks.
•	Receives information on the significant issues that it must know about and decide upon.
•	Regularly reviews the exposures to main clients, economic sectors, geographic areas and risk categories.
•	Supervises the fulfilment of risk objectives, the tools used to manage risk, the measures being taken to improve risk management and any other actions undertaken in this area.
•	Receives, evaluates and monitors the observations and recommendations which, for varying reasons, are made by the supervisory authorities.
•	Ensures that the Group’s measures are consistent with the appetite of risks previously decided.

The Committee deals with all types of risk: credit, market, operational, liquidity, etc.

The collective bodies for risk matters are the Committees that have been assigned powers for taking decisions, controlling and monitoring risks. In order of seniority they are:

Risk Management
Sphere	Level in the hierarchy	Name

Centralised	Executive	Executive Committee

Risks Committee of the Board

	Risks Division	Risks Management Committee

Global Committee of General Directorate of Risks

Permanent Risk Committee

	Areas and Departments	Risk Wholesale Banking Risk Committee
	reporting to the Risks Division	(Corporate and Financial Institutions)

Company Banking Global Risk Committee

Standardised Global Risk Committee

Financial Global Risk (Market) Committee

Decentralised	Units Committees	Risks Committee in Banks of the Group/Countries

Risks Committee in Branches Abroad

Risks Committee in regional areas or in business units

Other Committees

Grupo Santander’s Risks Division reports directly to the third Vice-Chairman and to the Chairman of the Board Risks Committee.

The risks function has a global reach and “multilocal” execution. It covers the different geographic areas where the Group operates. This division’s mission is to always maintain the quality of risk while providing agile, effective and efficient service to customers.

The division is divided in two:

•	General Directorate of Risks
•	General Directorate of Internal Control and Integrated Risk Management

The General Directorate of Risks is responsible for the executive functions of credit and market risk management and it is adapted to the structure of the business, by type of client as well as by activity and geographic area (global view / local view).

This structure strengthens the capacity to anticipate changes in the financial conditions of a client or a market, maintaining the quality and standards of the Group’s risk and promoting dynamic and integrated management. In addition, under this General Directorate there is an area that monitors use of the best practices in measurement and tools in order to be able to offer a better range of complex products and better analysis of risks.

In line with this, its objectives are:

•	Collaborate with senior management in defining the risk appetite level.
•	Implement risk policies, communicate them to risk-taking areas, facilitate their understanding and oversee their fulfilment.
•	Report on risk exposures and ensure they are in line with the established objectives.

Segmentation is one of the key pillars of the Risks function, as it enables risk to be classified on the basis of certain criteria in order to conduct efficient management, in accordance with the following objectives:

•	Analyse risk differently on the basis of its type.
•	Better evaluate the return and risks of each institution.
•	Decision-taking based on more appropriate information.

And in accordance with the following types of segmentation:

•	Geographic
•	Sectors
•	Business
•	Products
•	Activity
•	Customer

The Directorate General of Risks distributes its functions among the following areas:

•	Planning and Projects
•	Customer Areas

- Wholesale Banking and Company Risks

- Standardised Risks

- Recoveries

•	Control and Monitoring Areas

- Lending

- Wholesale Risks

- Financial Risks

•	Quantitative analysis and infrastructure

The General Directorate of Internal Control and Integral Valuation of Risk has the responsibilities and functions of an independent unit which, in line with the New Basle Capital Accord (BIS II) and as the expert team in such accord, is responsible for controlling and valuating risk, in all its dimensions, with the following specific responsibilities for the whole Group:

•	Quantitative validation of the internal risk models.
•

Qualitative validation of the rating systems, internal processes and treatment of data in order to evaluate their suitability and adjustment to the requirements of the internal models, in accordance with Basle II rules and the prevailing legislation.

•	Calculate the internal parameters for economic and regulatory capital (Pillar 1).
•	Provide the Group's units with methodological support for everything regarding Basle II.
•	Measurement, control and monitoring of the Group's operational risk.
•	Meeting the requirements of BIS II in Pillars 2 and 3 (Report, rating agencies, analysts, etc)
•	Co-ordination and monitoring of recommendations set by regulatory bodies and auditors in risk maters.

Both directorates report to the Risks Division and to the third Vice-Chairman of the Group, ensuring the functioning of the appropriate coordination mechanisms.

2. Analysis of the Group’s global risk profile

The Group's risk profile at December 31, 2005 for all its activities by types of risk and business units, measured in terms of economic capital, is shown below

Distribution of economic capital

by types of risk

Credit	55.4%

Equity Stakes	11.4%

Rest of Market	7.6%

Structural Interest	8.4%

Business	8.4%

Operational	6.8%

Insurance (Abbey)	2.0%

Distribution of economic capital

by business units

Latin America	32.5%

Financial Management and Equity Investments	17.8%

Abbey	14.2%

Santander Network in Spain	11.1%

Banesto	8.9%

Wholesale Banking in Spain*	7.0%

Portugal	4.2%

Santander Consumer	3.8%

Asset Management and Insurance Spain	0.4%

Banif Group	0.1%

* Global Wholesale Banking represents 13.5%.

By types of risk, credit continues to be the main source of the Group's risk (55% of the global economic capital). The market risk of equity stakes (11%) was the second largest (23% in 2004), and trading positions accounted for 8%. The rest of risks (including, for the first time, the risk of Abbey's insurance business) accounted for 26% of the capital.

Santander has been using the Integral Framework of Risks (IFR) since 2003 as the tool to quantify, aggregate and assign economic capital and to measure the Group's risk adjusted return and that of its main business units.

Risk Management

In accordance with the assumptions used in this model, the Group's geographic diversification, the result of the multinational and multi-business nature of its activity, provides a profit of 28%. In other words, the Group's global risk, measured in terms of economic capital, is 28% less than the sum of the risk of its business units considered on their own.

The Group's economic capital is calculated under the premise of supporting the risk of activity with a confidence level of 99.97%, equivalent to a rating of AA. Comparing these figures of economic capital with the capital funds available at December 2005 shows that the Group was sufficiently capitalised for an AA rating.

The IFR risks show a risk adjusted return for the Group of 14.7% in 2005, which, with an estimated cost of capital for 2006 of 8.6%, means a high capacity to generate shareholder value.

This model is used to set the risk adjusted return objectives for the Group's main business units, taking into account not only the return on the activity but also the risk incurred to achieve it and the return required by our shareholders.

In 2006, the model's results will also be used in the management levels of the units as the reference for adjusting the variable remuneration (incentives), on the basis of the quality of the profit generated.

The Group believes that this model will also enable us to meet the regulatory requirements of Pillar II of the New Basle Accord, both as regards having a process to permanently evaluate capital sufficiency in accordance with the risk profile, as well as integral evaluation of all risks.

3. Credit risk

Credit risk is the possibility of financial loss stemming from the failure of our clients or counterparties to meet their obligations with the Group.

It is the Group's main source of risk (55% of the aggregate economic capital), and so identifying, measuring and managing it is vital in order to generate value on a sustained basis.

Grupo Santander's view of risk and its management is global in its conception and local in execution. The risks function is based on common principles and criteria shared by the various units. In order to develop it properly, the Group has a series of policies, procedures and management tools which, based on a common basic model, are adapted to each market's specific features.

Our credit risk management is also carried out from an integral perspective, taking into account the correlation with other risks and valuating the risk adjusted return of different exposures.

Another defining feature of Santander's credit risk management is its pro-active nature during the whole credit cycle (acceptance, monitoring and recovery). Customers are pre-classified during the acceptance phase in order to respond quickly to business needs. During the subsequent monitoring, exposures are constantly evaluated, portfolios are actively managed and, if there are signs of potential impairment of risks, early action is taken, offsetting the risks and reducing the exposures in order to reduce the potential loss and optimise the risk/return relation.

The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which is expressed in equivalent credit risk) at December 31, 2005.

Grupo Santander - Gross Exposure to Credit Risk

	Outstanding to customers	Commitments to customers	Sovereign fixed income (excluding trading)	Private fixed income	Credit Entities outstanding	Credit Entities available	Derivatives	Total	%

Spain	195,806	47,254	44,740	5,161	16,894	1,112	13,996	324,962	47.8%
Parent bank	119,127	32,722	38,108	2,719	13,469	885	9,187	216,217	31.8%

Banesto	56,477	8,700	6,470	2,255	1,559	208	4,773	80,442	11.8%

Others	20,202	5,832	161	187	1,866	19	36	28,303	4.2%

Rest of Europe	205,678	10,803	766	9,003	6,947	0	10,105	243,302	35.8%

Germany	12,912	1,716	20	20	279	0	5	14,953	2.2%

Portugal	27,825	4,739	682	1,455	2,400	0	1,025	38,125	5.6%

Uk (Abbey)	154,914	4,010	0	7,528	3,680	0	8,045	178,177	26.2%

Others	10,027	338	64	0	588	0	1,030	12,048	1.8%

Latin America	55,010	18,220	12,124	2,507	13,423	34	5,167	106,484	15.7%

Brazil	12,541	3,055	5,363	447	4,990	0	810	27,207	4.0%

Chile	15,914	3,254	180	939	1,681	1	2,587	24,557	3.6%

Mexico	13,882	9,272	4,670	63	4,107	33	1,465	33,492	4.9%

Puerto Rico	6,804	1,360	323	1,057	159	0	287	9,989	1.5%

Venezuela	2,269	835	1,114	0	1,675	0	0	5,892	0.9%

Others	3,600	443	475	0	810	0	18	5,347	0.8%

Rest of World	1,246	257	70	1,396	2,411	0	85	5,466	0.8%

Total Group	457,740	76,533	57,701	18,066	39,675	1,145	29,354	680,214	100%

% of Total	67.3%	11.3%	8.2%	2.7%	5.6%	0.2%	4.3%	100.0%

Data at 31.12.05. Derivatives expressed in equivalent credit risk, including repos.

Doubtful loans are excluded.

Balances with customers exclude repos (27,581 million)

Balances with credit entities (excluding repos and trading) include EUR 13,475 million of deposits in central banks.

Spain accounts for 47,8% of the Group's nominal exposure to credit risk and the rest of Europe for 35.8%, with the UK in a noteworthy position because of Abbey's integration. Overall, Europe represents 83.5% of credit exposure. Latin America accounts for 15.7%, mainly investment-grade countries (Mexico, Chile and Puerto Rico), while countries with lower ratings account for only 5.7%.

The charts show the distribution of the credit exposure, adjusted in terms of EaD (after applying conversion factors to off-balance sheet exposures), according to the rating and the expected loss of each of the main credit risk groupings: customers, fixed income (both public and private) and, lastly, the counterparty risk with credit institutions plus derivatives and repos.

Clients (% of EaD)	Fixed income (% of EaD)

Credit entities and derivatives (% of EaD)	Total (% of EaD)

Risk Management

The rating distribution in the portfolio of clients is a typical profile for commercial banking. Most of the ratings below BBB are the portfolios of SMEs, consumer loans, cards, and part of the group's mortgage portfolios. They have a high degree of fragmentation, lower proportional consumption of capital and levels of expected loss comfortably covered by the spread on the operations

The table below sets out the distribution by segments of the credit exposure to customers in terms of EaD. Approximately 81% of risk pertains to SMEs and individuals, underlining the predictability of the Group’s risk. Expected loss from customer exposure is 0.51%, or 0.39% of the Group’s total loan exposure, which can be considered a medium-to-low assumed loan risk profile.

Distribution of exposure by customer

	EaD exposure euro million	% exposure	Expected loss (%)

Public sector	6,107	1.3	0.16

Corporate	82,654	17.4	0.25

SMEs	111,652	23.6	0.62

Mortgages (individuals)	208,372	44.0	0.12

Rest of individuals	64,427	13.6	1.90

Rest of segments	513	0.1	4.06

Total	473,725	100.0	0.51

3.1. Customer segmentation for credit risk management

Credit risk management is conducted according to the Risk Management Divisions for customer segments and the features of products.

The Wholesale Banking and Companies Risks Area treats customers on a global basis (large corporates, multinational financial groups), as well as the segment of portfolio companies.

There is a pre-classification model for large corporates (setting of a maximum internal risk limit), based on a system of measurement and monitoring of economic capital. The treatment of financial institutions has been specialised and technical monitoring of structured finance has been optimised.

The Wholesale Banking and Companies Risks Area has strengthened the identification of business opportunities in order to improve business issues by setting common business-risk goals, in line with the strategy for supporting business areas.

For its part, the more streamlined pre-classification model established for this segment, aimed at those companies which meet certain requirements (high knowledge, rating, etc), confirmed its positive contribution to the improved efficiency of admission circuits.

The Standardised Risks Area deals with retail clients (small companies, businesses and individuals). They are managed on a decentralised basis, following policies and measures that are designed centrally, and is supported by automatic systems for valuation and decision-taking that produce effective risk management which is also efficient in terms of resources.

Valuation Tools

	Management	Valuation tool	Analysis criterion

Governments, financial institutions
and global corporates	Centralised Group	Rating	100% view of analyst

Local corporations	Centralised entity	Rating	100% view of analyst

Companies	Decentralised	Scoring	Automatic valuation
(quantitative areas) +
analyst view
(qualitative areas)

Micro companies and businesses	Decentralised	Scoring	Automatic valuation

Individuals	Decentralised	Scoring	Automatic valuation

3.2 Rating tools

The Group has been using since 1993 its own models for assigning solvency and internal ratings, which aim to measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the bank’s past experience. The Group has more than 140 internal rating models for risk admission and monitoring.

In the case of corporate and company risks, the process for assigning ratings varies according to the segment. The weight of the view of the analyst is greater in the case of large clients, which involve more complex analysis, while the rating of clients and operations in retail segments is based more on pre-established rules of valuation where a more computerized treatment can be used. The process of assessment varies depending on the business sector (financial institutions, public institutions, industrial companies, real estate development, etc).

During the tracking phase the ratings are regularly reviewed, at least once a year, and new financial information and the experience in the development of the banking relationship taken into account. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch.

The system for assessing companies is used for other Group subsidiaries both in Spain and abroad, including the banks in Portugal and Latin America. The depth of the series of historic data available enables us to determine the probability of default associated with each rating. The tools to assign ratings for units abroad by introducing valuation models based on statistical models created with empirical data were improved during 2005.

In the case of standardised risks (retail), both for transactions with companies (micro firms, businesses) as well as individuals, different automatic systems (scoring models) are applied on the basis of the segment, product and channel (for example, mortgages via branches, consumer loans via agents, loans to businesses, etc). The Group has had its own automatic scoring models for operations with individuals since 1994. These admission systems for new operations are complemented by performance assessment models which are very predictive, on the basis of the available information in the Group on the performance of clients in their banking relationship (balances maintained, movements, fulfilment of quotas, etc).

Each of the yield curves of the charts reflects the non-performing loans of operations with individuals granted in the parent bank in Spain every year (“vintages”) until maturity. The age of this base enables us to simulate future performances.

Santander Spain Distribution of companies by rating	Santander Spain Mortgages: default by vintages

Santander Spain Distribution of risk balances by rating	Santander Spain Consumer Loans: default by vintages

Risk Management

3.3 Master scale or ratings

In order to make the internal ratings of the various models - corporate, sovereign, financial institutions, etc - comparable and so be able to make comparisons with the ratings of external rating agencies, the Group has a Master Ratings Scale.

The comparisons are established via the probability of default associated with each rating. These internally estimated probabilities are compared with the rates of default associated with external ratings, which are periodically published by rating agencies.

For reasons of comparison, the definition of default used for internal measurements for the purposes of the master scale is not based on 90 days of non payment but on the entry into dispute, as this definition is closer to the concept of default of external rating agencies. However, for the purposes of economic and regulatory capital (BIS II), the definition of default used internally is 90 days.

3.4 Concept of expected loss

As well as assessing the client, the analysis of transactions includes aspects such as the maturity, the type of product and the collaterals that exist, which is done through adjusting the initial rating. As a result, not only is the probability of default (PD) taken into account, but also the exposure at default (EaD) and the loss given default (LGD).

By estimating these three factors the expected loss of each operation can be calculated. Its correct calculation is very important so that the price adequately reflects the resulting risk premium, and the expected loss is reflected as one more cost of the activity.

The following charts, reflecting data on non-performing loans in Spain, include the distribution of delinquent consumer and mortgage loans since 2001, according to the percentage of recoveries, after deducting all costs - also financial and opportunity - incurred in recovery.

Master Ratings Scale
Internal	Probability of	Standard
Rating	default	& Poor’s	Moody's

9.3	0.017%	AAA	Aaa

9.2	0.018%	AA+	Aa1

9.0	0.022%	AA	Aa2

8.5	0.035%	AA-	Aa3

8.0	0.06%	A+	A1

7.5	0.09%	A	A2

7.0	0.14%	A-	A3

6.5	0.23%	BBB+	Baa1

6.0	0.36%	BBB	Baa2

5.5	0.57%	BBB-	Baa3

5.0	0.92%	BB+	Ba1

4.5	1.46%	BB	Ba2

4.0	2.33%	BB/BB-	Ba2/Ba3

3.5	3.71%	BB-/B+	Ba3/B1

3.0	5.92%	B+/B	B1/B2

2.5	9.44%	B	B2

2.0	15.05%	B-	B3

1.5	24.00%	CCC	Caa1

1.0	38.26%	CC/C	Caa1/Caa2

Santander Spain

Consumer loans: distribution according to the percentage recovered

Santander Spain

Mortgages: distribution according to the percentage recovered

In the international sphere, the new Basle Capital Accord (BIS II) is also based on the concept of expected loss in order to determine, in this case, the minimum levels of regulatory capital in the most advanced frameworks based on internal ratings. Grupo Santander’s long experience in internal rating models and measurement of expected loss put it in a privileged position to take advantage of the possibilities of these new regulatory frameworks.

3.5 Measurements of expected loss and economic capital by credit risk

The Group’s expected credit risk loss, at the end of 2005, was 0.39% of the credit exposure, measured in terms of adjusted exposure (EaD). The economic capital by credit risk, in turn, represented 3.1% of this exposure. The distribution of the expected loss by areas is shown below:

Segment	Expected loss (%)	Capital by credit risk (%)

Santander Network-Spain	0.53	3.0
Banesto	0.21	3.0
Abbey	0.14	1,2
Portugal	0.36	3.6
Consumer loans Europe	1.18	3.2
Latin America	1.02	7.2
Global Wholesale*	0.22	5.9
Santander Group	0.39	3.1

*          Transversal measurement: some clients of Global Wholesale Banking are in other segments of the portfolio.

3.6 Test of reasonableness in expected loss of the parent bank

To test the calculation model for the expected loss of the parent bank in Spain, the following table compares the specific provisions, net of recoveries, allocated on the average portfolio of customers with the estimated expected loss.

Loan-loss provisions fell substantially during 1995-99, grew in the subsequent years as a result of the slowdown in the Spanish economy, thereby reflecting their cyclical nature, and declined again as of 2003. The average losses must be adjusted to the effect of the economic cycle. The average of 0.41% adjusted in terms of the cycle is close to the 0.45% envisaged in the internal model in the case of the parent bank.

3.7 Measurements of cost of credit (observed loss)

The following charts show the cost of credit risk at Grupo Santander and its main business areas during 2005 and its comparison with previous years, measured through different approaches.

The cost of the credit for the Group has been falling significantly over the years in terms of specific allocations and net write-offs. In terms of net entries, the appreciation of Latin American currencies against the euro resulted in 2005 in an increase of this magnitude both in Latin America and the Group.

Net loan-loss provisions and expected loss: Parent bank - Spain (% of average risk)

1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	95-04 average	Average adjusted to the cicle	Expected loss

0.90%	0.53%	0.40%	0.12%	0.07%	0.11%	0.21%	0.27%	0.19%	0.16%	0.14%	0.28%	0.41%	0.45%

Net loan-loss provisions*

(% of average balances)

*  Net specific provisions less recovered write offs

Risk Management

Net entries*

(% of average balances)

Net write-offs*

(% of average balances)

* Write-offs less recovered write-offs

3.8 Quantifying the risk premium

The Group’s risk policy focuses on maintaining a mediumlow risk profile, both in credit risk and market risk.

In credit risk this qualitative objective can be quantified in terms of expected loss. The expected loss (cost of credit or risk premium) target for business in Spain must not exceed 0.40% of the outstanding balance of risk, while for the Group as a whole it must not be more than 0.75% (1% before the acquisition of Abbey).

3.9 Concept of economic capital. RORAC methodology

Credit losses oscillate around the expected loss and can be lower (good moment of the cycle) or higher (recession, loss of value of assets in collateral, etc). Sometimes, they can exceed the expected loss by a significant amount because of unforeseen circumstances. This possibility constitutes the real credit risk. While the purpose of provisions is to cover expected losses, institutions endow themselves with capital to cover the contingency of higher than expected credit losses. The provisions for expected losses should be considered as one more cost of the operations, affecting all of them - bad debts and good ones. The margin of operations must be sufficient to cover this cost (i.e. to support the expected loss and also obtain additional profits). For its part, the economic capital must be adequate to cover the unexpected losses, ensuring the continuity of business.

Conceptually, economic capital cannot cover with 100% probability all the losses that eventually could occur. The maximum loss, in credit risk, will be produced if all the assets are in default at the same time and nothing is recovered. Such an event, highly unlikely, is not fully covered by the economic capital, which nevertheless is allocated to cover very high losses, most unlikely but susceptible of threatening continued activity.

The Bank’s must decide the level of losses it wants to cover with economic capital (the level of confidence with which it wants to ensure the continuation of its business). In Grupo Santander’s case, this confidence level is 99.97%, above the 99.90% assumed by the regulatory capital formulas proposed in the New Basle Capital Accord. The difference between both levels means assuming a default probability for the Group of 0.03% instead of 0.1%, three times lower (i.e. three times better) that the proposal of BIS II.

In terms of external rating, a confidence level of 99.97% requires having sufficient capital to be rated AA, while 99.90% would only allow a rating of A-, given the higher probability of default associated.

Traditionally, the concept of economic capital has been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency and which, until its next reform, suffers from an insufficient sensitivity to risk. The reforms underway of the 1988 Capital Accord are going to bring both concepts closer together.

If one looks at each operation, the economic capital calculation is based on the same variables needed to calculate the expected loss (i.e. the client’s rating, the maturity and the collaterals of the operation). By aggregation, the economic capital of the rest of the operations of this client can be calculated and, bearing in mind the appropriate factors of diversification/correlation, of a portfolio of clients, of a business unit and of the Bank as a whole.

The margin of operations must not only cover costs, including the expected loss or the risk cost, but also be sufficient to achieve an adequate return on the economic capital consumed.

The RORAC methodology enables an analysis of whether the return on a transaction covers the risk cost - expected loss - and the cost of the capital invested by an institution in the transaction.

The minimum return on capital which a transaction must obtain is determined by the cost of capital. If an operation or portfolio obtains a positive, it is contributing to the Group’s profits, but it is not really creating shareholder value if the return does not cover the cost of capital.

Santander regularly reviews its cost of capital estimates, which is the minimum remuneration required by its shareholders. The cost of capital can be calculated objectively by adding to the free return of risk the premium that shareholders require to invest in our Group. This premium depends essentially on the higher or lower volatility of our share price in relation to the market’s performance. The cost of capital calculated for 2006 is 8.6%.

In 2005, all the main business units of the Group registered a RORAC well above the cost of capital.

The cost of capital, calculated objectively, can go up and become a hurdle rate if the bank seeks to require from its operations an additional margin to that demanded by the market.

RORAC methodology enables the return on operations, clients, portfolios and businesses to be made on a homogeneous basis, identifying those that obtain a risk adjusted return higher than the cost of the Group’s capital, and so aligning risk and business management with the overall objective of maximising the creation of value.

Grupo Santander has been using RORAC methodology in its credit risk management since 1993, with the following purposes:

•	To analyze and set prices during the decision-taking process for operations (admission) and clients (monitoring).
•	To estimate the capital consumption of each client, portfolio or business segment, in order to facilitate the optimal allocation of economic capital.
•	To calculate the level of provisions that correspond to average expected losses.

3.10 Internal systems of risk

One of the main objectives of the New Basle Accord is to foster the adoption of rigorous risk management practices in the banking sector, in line with the most advanced financial institutions.

One of the hallmarks of Grupo Santander is being at the forefront of these practices. For example, when the Bank of Spain introduced in 1999 statistical or anti-cyclical provisions which anticipated the rules and discipline of BIS II, the Group was the pioneer among large Spanish banks in requesting and obtaining recognition of its internal credit models, with quantitative and qualitative requirements similar to those established for the Internal Rating Based focuses of BIS II.

This validation by the Bank of Spain of Santander’s models has been very fruitful, enabling us to extract valuable lessons, such as:

•	The validation process helps to improve and perfect the initial model.
•	The experience of the supervisor’s validation allows the internal validation process to be organised in a similar way.
•

The internal controls required strengthen the climate of security and implementation of the model, as well as its use and effectiveness, while fostering the involvement of other areas in maintaining it.

•	It serves to contrast methodologies used and their performance, encouraging the skills to conduct the ratings in a coherent, accredited and valid way.

Risk Management
•	It helps to secure the consistency of data bases and the quality of the processes for treating information, as well as ensuring their reliability.
•

It introduces the need for recurring qualitative analysis of data or developments observed, trends and sensitivity, as well as comparisons with external sources and identification of differences that could give rise to proposals.

•

It enabled us to anticipate with a high degree of accuracy and security what will shortly be the internal models of BIS II, facilitating and ensuring a transition that, in other circumstances, might be very difficult and complex.

The experience in this field has confirmed the usefulness and necessity of independent functions of control and validation, within the structure of Risks, which Grupo Santander has applied in line with the New Capital Accord (BIS II).

As a continuation of this policy, the Group requested recognition from the Bank of Spain of its new internal model for calculating coverage as referred to in Circular 4/2004.

3.11 New Capital Accord (BIS II)

Santander has been firmly committed to the principles behind the Revised Framework of International Convergence of Capital Measures and Rules (Basle II). For this reason, the Group is very actively involved in different forums on the issue, both Spanish and international. It has also stepped up contacts with the regulatory and supervisory authorities in different countries, contributing constructively to improving those technical aspects that could be asymmetric, unfavourable or far from the main objectives of the Basle II agreement.

In this line, the Group recently completed its participation in the fifth Quantitative Impact Study (QIS 5), where it was selected and took part in all the studies since 2001.

The aim of these studies was the simultaneous calculation of the regulatory capital (consolidated and by credit, market and operational risk) in accordance with the current accord (BIS I) and all the focuses of BIS II, from the simplest to the most complex.

Although our participation in these studies involved a great effort, their usefulness more than compensated for this because, on the one hand, they constituted a mechanism of help for the authorities in order to change undesired effects and confirm others and, on the other, they served to evaluate the impact of the new rules on our bank by units, classes of risk, etc.

On the basis of the estimates made for the whole Group, using data through June 2005, we can conclude that, according to the table below, the impact on capital of the new Accord (Pillar 1) will be slightly favourable in its current state, even after incorporating the new requirements for operational risk and applying scenarios of greater tension to recovery data (downturn LGD), in accordance with the latest requirements.

Estimate of Regulatory Capital BIS II (QIS 5)

EUR million

Minimum regulatory capital	BIS I	Standard BIS II	Advanced BIS II IRB(2)	IRB vs BIS I (%)

Credit risk	27,918	25,134	21,098	(24.4)

Market risk1	3,033	3,033	3,033	0.0

Operational risk	0	2,661	2,2202

Total	30,951	30,828	26,351	(14.9)

(1) Market risk under BIS I regulatory coefficient methodology.

(2) Operational risk under standardised BIS II focus.

At the same time, and as a logical continuation of the implementation of the internal models for calculating the statistical provisions once recognised, Grupo Santander stated its desire to aspire for formal recognition of its internal risk models, in accordance with the requirements of BIS II.

The Group launched a corporate project whose actions included:

•	Development of Master Plans adapted to the needs of specific units.
•	Adjustments and updates adapted to Basle II in admission tools, which have been used for some years.
•	Appointment of local risk controllers in each country/unit, in full coordination with local organizations.
•	Identification of information requirements in applications and systems, both current and future. Storage of current information, ensuring maintenance and availability.
•	Teams of operational risk coordinators in each unit or country

In this same line, we have been supplying to the supervisory authorities with as many clarifications and documentation on systems, processes, projects underway, etc. as have been requested.

In accordance with the demanding process established by the Bank of Spain (July 29, 2005), Grupo Santander formally adhered to the process of recognition of its internal risk models, in line with the requirements established in BIS II (IRB focus).

This process involves a series of commitments by the Group, including:

•	Dedicating the necessary human and technological resources to see the process through.
•	Participating in parallel calculations of capital.
•	Satisfying as many requirements as are formulated by the supervisory authorities and resolve identified shortcomings.
•	Make the improvements which are pointed out and provide, beforehand, extensive information which enables the degree of compliance with the requirements established to be diagnosed.

The drawing up, compiling and integration of all this necessary information in order to be able to determine the degree of compliance with the requirements of the supervisor is gathered together in the IRB Notebooks. These documents are structured into nine large chapters, with the following contents:

•	Categorisation of exposures.
•	Adopting the IRB focus in various classes of segments (roll-out).
•	Estimating the minimum regulatory capital requirements.
•	Techniques for mitigating risk.
•	Exposures to sovereigns, financial institutions and companies.
•	Retail exposures.
•	Equities.
•	Treatment of the collection rights acquired.
•	Treatment of the securitisation processes.

The appendix of these notebooks must contain the internal and external auditing reports, which must be regularly updated.

The scope of this work requires a notebook for each institution that aspires for IRB focus, which in Santander’s case means 11 notebooks, of which, at December 31, 2005, four had already been delivered to the Bank of Spain. The rest are gradually being drawn up until June 30, 2006.

In accordance with the roll-out presented to the supervisory bodies and based on current exposure figures, Grupo Santander could place in internal IRB models 76.7% of its EaD at January 1, 2008 and the rest as follows:

Accumulated EaD

2008	76.7%

2009	79.1%

2010	88.9%

2012	90.6%

2013	94.7%

2014	95.2%

The co-ordination of these calendars takes into account the requirements of local regulators.

Of note among the various tasks to be carried out during this period are those relating to the function of internal validation which will affect approximately 150 models. This task, in the hands of the independent unit of Internal Control and Integral Valuation, part of the Risks Division, will be carried out in accordance with the rules of the BIS II Accord, the working documents of the Committee, what is stated in the European Directive and in the rules of Committee of European Banking Supervisors. In accordance with this, the scope of the Validation covers the following dimensions:

Risk Management

•	Procedural (processes and procedures)
•	Qualitative (features of models and methodologies for estimating)
•	Quantitative (statistical tests)
•	Technological (solutions adopted)

In order to guarantee the execution and appropriate co-ordination of the different tasks undertaken in the sphere of this corporate project, a Corporate Supervision Committee was established, chaired by the third Vice-Chairman, responsible for Grupo Santander’s Risks, with the mission of supervising it the maximum level the launch of the project’s sub-processes and main activities. It also controls their compliance, assigns responsibilities, approves the budgets and controls their execution, as well as assumes the Group’s institutional representation for these purposes. For its operational functioning, this structure is completed with a Corporate Technical Committee and respective Local Technical Committees (one for each country/unit) whose responsibility is to carry out the project’s plans in its respective sphere, in accordance with the indications and objectives.

Technology in the Basle II Project

Regarding the technological environment, the Basle II Corporate Project is supported by Grupo Santander’s IT platforms in each country or region. These platforms incorporate new applications for extracting and capturing data from the applications. In addition, and in order to fully cover the requirements of the internal risk models, a Basle II Platform has been designed and put into effect, consisting of a repository of local data (local data mart in a corporate definition), a global repository in the parent Bank, which groups together all the necessary information for consolidation (consolidated data mart) and an infrastructure application for estimating parameters (EaD, PD, LGD) and calculating Basle II capital (calculation motor), with the corresponding information management tool.

The design of the various local data marts is the same for the entire Group. All of them have a specific part of each institution for storing all the information requirements of each installation, as well as for meeting local regulations.

3.12 Control and monitoring systems

A solid environment of control is paramount in order to ensure appropriate management of credit risk and maintain a risk profile within the parameters set by the Board and by senior management. At the same time, from the regulatory standpoint (Sarbanes-Oxley, BIS II), financial institutions are required to have a control system that is adequate for the dimension and complexity of each organisation.

During 2005, within the corporate framework established in the Group for complying with the Sarbanes Oxley Act, the Risks Division documented all the relevant sub-processes in the parent bank (58 in total) regarding:

•	Approval of new risk products.
•	Study and classification of risk.
•	Determine the economic provisions.
•	Determine market data.
•	Approve and validate risk methodologies.
•	Generate information on risks.

This task required the incorporation of additional elements of control and discipline to already existing processes.

Within the Risks Division, and with the independence from the business areas that characterises its system for risk management, decision-taking in the admission phase is subject to a system of powers delegated by the Board’s Risks Committee. Decisions taken in the admission phase are always collective.

In order to control credit quality, as well as the tasks conducted by the Internal Auditing Area, the Directorate General of Risks has a specific function to monitor risks, for which resources and executives are identified. This function is based on permanent attention to ensure there is a timely reimbursement of operations and anticipating circumstances that could affect its normal development.

The Group has a system called Companies in Special Watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the negative circumstances (extinguish, secure, reduce, monitor). The inclusion in these levels means automatically reducing the delegated powers. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a change in the rating assigned, a review conducted by internal auditing or automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected or on the basis of the rating it is done more regularly.

The control and monitoring units of the General Directorate of Risks also conduct control and monitoring tasks. Their main functions are to obtain a global view of risk, analyse possible future scenarios and undertake a global treatment of information for management, as well as to promote and continue common risk policies and their impact on the Group, ensuring compliance with local and Spanish legislation.

The General Directorate of Integral Management and Internal Valuation of Risk, under the principles of organic and functional independence for management of risk admission as required by the New Basle Accord, controls and monitors the internal credit risk models.

The recognition by the regulatory authorities of internal credit risk management models is a further guarantee of the degree of internal control, as it is a requirement for the validation of these models.

Ratings of risk balances according to the FEVE monitoring system

	Extinguish	Secure	Reduce	Track	Total

Spain- parent bank	287	78	1,575	7,243	9,183

Portugal	214	85	231	1,056	1,586

Latin America	332	7	474	2,509	3,321

In millions of euros at December 2005

Risk management

3.13. Performance of the main magnitudes in 2005

The Group’s ratio of non-performing loans (NPLs) and that of its main business areas continued to decline in 2005 and reached all-time lows. The Group’s NPL ratio at the end of 2005 was 0.89%, down from 1.00% a year earlier. NPL coverage rose by more than 16 points to 182.0%.

The specific loan-loss provisions in 2005, net of recovered write offs, amounted to EUR 970 million, 0.21% of the credit exposure to customers (lending plus the year’s average guarantees) compared with 0.23% at the end of 2004.

The Group’s NPL ratio in Spain declined to a record low of 0.57%, while coverage was 55 points higher at a robust 317.9%.

Latin America’s NPL ratio fell by more than a point to 1.91%, while coverage rose 28 points to 183.4%. The decline of more than 10 points in Argentina’s NPL ratio to 1.48% was particularly significant.

Investment grade rated countries (Mexico, Chile and Puerto Rico) accounted for 63% of the region’s credit risk.

Specific loan-loss provisions in Latin America, net of recovered write-offs, amounted to EUR 315.6 million, 0.62% of the portfolio compared with EUR 155.9 million and 0.41%, respectively, in 2004. This increase was largely due to the strong appreciation of Latin American currencies against the euro and the return of the cost of credit to more normal rates, although still below the average of the last few years.

Latin America: Risk, NPL Ratio and Coverage

	Risk (million euros)		NPL ratio (%)		Coverage (%)

	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04

Argentina	2,201	1,928	1.48	11.71	245.1	130.3

Brazil	13,570	7,109	2.88	2.85	138.5	188.2

Colombia	1,174	885	0.68	0.39	414.5	884.1

Chile	16,975	11,555	2.31	3.53	165.6	126.8

Mexico	14,052	10,518	0.89	1.28	273.4	213.5

Puerto Rico	5,399	4,282	1.75	2.39	167.6	129.2

Venezuela	2,319	1,549	1.52	2.65	399.9	271.9

Rest	2,167	1,803	1.25	2.53	304.2	107.7

Total	57,856	39,627	1.91	2.94	183.4	155.0

Portugal’s NPL ratio was 0.78%, 28 b.p. lower and achieved in a still weak economic context. Coverage was 243.2%, 49 points higher than at the end of 2004.

Abbey’s NPL ratio, meanwhile, was 0.67% at the end of 2005. Coverage was 77.7%.

The NPL ratio of Santander Consumer rose by 12 b.p. to 2.40%, due to a rise in doubtful balances in Germany in a still unfavourable economic environment. The financial margin of business, however, mostly retail, continued to comfortably offset the NPLs, confirming the favourable risk adjusted return of this portfolio. Coverage was virtually unchanged at 125.2%.

Latin America: Cost of credit.

2005

million euros

	Net specific provisions	Write-off recoveries	Cost of credit	% of portfolio

Argentina	(9.7)	20.9	(30.6)	(1.50)

Brazil	291.1	56.8	234.3	2.12

Chile	159.8	66.4	93.4	0.64

Colombia	10.5	2.6	7.9	0.74

Mexico	45.1	38.5	6.6	0.05

Puerto Rico	11.9	4.1	7.8	0.15

Venezuela	19.3	7.3	12.0	0.63

Rest	(10.3)	5.5	(15.8)	(0.83)

Latin America	517.7	202.1	315.6	0.62

The Group’s risk management in Latin America shares the common corporate culture. The principles that are the hallmark of the parent bank are applied in the region. The organization of the risks function in each Latin American bank is the same as in Spain, with the necessary adjustments for the local markets.

3.14. Risk concentration

Risk concentration, within the sphere of credit risk, is a fundamental element of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors, products and groups of clients.

The Risks Committee of the Board of Directors establishes the policies and reviews the appropriate exposure limits for adequate management of the degree of concentration of credit risk portfolios.

The Group’s geographic diversification, accentuated after Abbey’s incorporation in December 2004, enables a profit in the aggregate economic capital of around 28%. In other words, the Group’s global risk profile, measured in terms of economic capital, declines with geographic diversification as it is 28% lower than the sum of the different units considered on their own.

No sector accounts for more than 10% of the total exposure, as shown in the table.

The Group is subject to the Bank of Spain regulation on “large risks” (those that exceed 10% of eligible shareholders’ equity). In accordance with Circular 5/93, no individual exposure, including all types of credit risks and equities, can exceed 25% of the Group’s shareholders’ equity. Also, the total of “large risks” cannot be more than eight times higher than equity (excluding exposures to OECD governments). At the end of 2005, only two groups reached, by a small margin the “large risk” category. The customer to which there was the highest exposure, in accordance with the mentioned criteria, was a British bank with an AA rating. The second one was a Spanish telecommunications company rated BBB+.

At the end of 2005, the 20 largest economic and financial groups, excluding public and lending entities, represented 5.1% of the outstanding credit risk of the Group’s clients (lending plus guarantees), down from 9.7% in 2004, a low degree of risk concentration.

Within the framework of the MIR model for the measurement and aggregation of economic capital, particular importance is attached to the risk of concentration risk by wholesale portfolios (large companies, sovereign risks and counterparty). For this purpose the Group uses as an additional reference the portfolio model of Moody’s-KMV which is widely used by other banks.

The Group’s Risks Division works closely with the Financial Division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitisation in order to optimise the risk-return relation of the whole portfolio.

Contribution by sector to total risk

	Spain	Portugal	Latam	Abbey	Rest	Total

Agriculture	0.6	0.0	0.0	0.0	0.0	0.6

Manufacturing	4.6	0.4	2.7	0.0	1.4	9.1

Energy	1.2	0.2	0.3	0.0	0.1	1.8

Construction	2.9	0.4	0.7	0.0	0.1	4.1

Distribution	2.8	0.3	1.0	0.0	0.2	4.4

Hotel	0.8	0.0	0.1	0.0	0.0	0.9

Transport	1.0	0.3	0.2	0.0	0.1	1.6

Telecommunications	0.7	0.2	0.4	0.0	0.3	1.6

Financial intermediaries	1.0	0.5	0.4	0.0	1.0	2.9

Insurance	0.1	0.0	0.1	0.0	0.6	0.7

Real estate	6.1	0.2	0.2	2.2	0.0	8.7

Services	3.1	0.3	2.3	0.0	0.0	5.8

Public Administration	1.1	0.2	0.5	0.0	0.0	1.8

Physical persons without
economic activity	11.9	1.7	2.1	28.0	0.0	43.7

Other/unclassified	2.6	1.0	0.4	7.0	1.3	12.3

Total	40.5	5.7	11.5	37.2	5.1	100.0%

% of total risk used (lending + guarantees)

Figures at December 2005.

Note: the manufacturing industries include eight individual sectors

Risk Management

Regulatory country risk and provisions assigned
(US$ million)

3.15. Country-risk

Country risk is a credit risk component in all cross-border credit operations. Its main elements are sovereign risk, transfer risk and the risk of sharp fluctuations of local currencies.

The Group’s regulatory country-risk exposure to emerging countries stood at EUR 788.1 million at the end of 2005, down from EUR 1,254.9 million a year earlier. The Risk net of write-offs at the end of 2005 was US$418.9 million (US$930.4 million a year earlier).

The change in country-risk exposure was largely due to optimisation of cross-border limits, which implies a streamlining of operations that need hedging. This explains the reduction in the risk needing provisions. Brazil continues to account for a large share of total net risk (US$480 million).

Within the year-to-year changes, the capitalisation of debt of the Argentine subsidiary and the reclassification of the instruments in the fixed-income portfolio under new accounting norms were noteworthy.

The principles of country risk management continued to follow prudent criteria; country risk is assumed very selectively in operations that are clearly profitable for the Bank and which enhance the global relation with customers.

3.16. Environmental risk

Analysis of the environmental risk of credit operations is one of the commitments of  the Strategic Plan of Corporate Social Responsibility.

Since the beginning of 2004, the Group has been using an Environmental Risks Valuation System (VIDA), developed in cooperation with the Spanish Export Credit Insurance Company (CESCE) and Garrigues Medioambiental. It evaluates the environmental risk inherent in each company, whether they are current or future clients.

This system gives us an environmental risk map of the portfolio of evaluated companies (very low, low, medium and high) which, if necessary, provides the option of new and more in depth specific reviews.

3.17 Counterparty risk

Counterparty risk is a variant of credit risk. This area includes all types of exposure with credit entities as well as the risk of solvency assumed in treasury operations (bonds and derivatives) with other types of clients.

Control is carried out in real time through an integrated system which provides information on the available credit line of any counterparty, in any product and maturity and at any branch of the Group.

Risk is measured by its current as well as potential value (the value of the risk positions taking into account the future variation of the underlying market factors in contracts). The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties at December 31, 2005 amounted to EUR 7,071 million (EUR 3,570 million relating to Abbey), 0.43% of the nominal value of these contracts. The Equivalent Credit Risk (that is, the sum of the NRV and the maximum potential value of these contracts in the future) was EUR 26,091 million (EUR 7,247 million relating to Abbey).

Derivatives transactions continued to be carried out with counterparties that enjoy excellent credit quality; 88.2% of counterparty risk has a rating equal to or superior to A-.

As regards the geographic distribution of counterparty risk, 20.4% is with Spanish counterparties, 17.6% with UK ones (mainly operations from Abbey), 31.2% the rest of Europe, 18.2% the US and 11.8% Latin America.

Lastly, the distribution of the risk by type of counterparty shows 76% in banks, 13% in large corporations and 11% in SMEs.

Notional derivative products by maturity at December 31, 2005
Million euros

					Notional values

	< 1 year	1-5 years	5-10 years	>10 years	Trade	Hedge	Total

CDS protection acquired	2,871	21,573	3,599	1,268	26,898	2,413	29,311

CDS protection sold	627	8,486	2,221	0	9,871	1,462	11,333

CD Swaptions	35	0	0	0	0	35	35

Total credit derivatives	3,533	30,058	5,819	1,268	36,769	3,910	40,679

Equity forwards	1,245	973	0	0	0	2,218	2,218

Equity options	5,183	15,238	5,220	7,616	18,691	14,567	33,257

Equity swaps	1,587	86	58	0	0	1,731	1,731

Total equity derivatives	8,015	16,296	5,278	7,616	18,691	18,515	37,206

Fixed-income forwards	3,125	19	(13)	1	1,746	1,386	3,131

Fixed-income swaps	530	0	0	0	530	0	530

Total fixed-income derivatives	3,654	19	(13)	1	2,275	1,386	3,661

Exchange-rate swaps	4,029	9,324	7,967	1,853	3,832	19,341	23,173

Maturity Swaps	65,277	2,688	346	0	4,828	63,483	68,311

Exchange-rate options	31,211	27,669	2,411	2,914	29,542	34,663	64,206

Total exchange-rate derivatives	100,518	39,681	10,724	4,767	38,203	117,487	155,689

Asset Swaps	330	412	610	859	652	1,558	2,210

Call Money Swaps	51,991	4,483	2,963	0	55,443	3,994	59,437

IRS	284,382	668,782	222,561	133,913	961,720	347,919	1,309,638

Interest-rate structures	3,813	16,375	451	99	20,739	0	20,739

Total interest-rate derivatives	340,516	690,052	226,585	134,871	1,038,554	353,471	1,392,025

Total derivatives	456,236	776,106	248,394	148,523	1,134,492	494,768	1,629,260

Distribution by net replacement value and credit risk equivalent at December 31, 2005
Million euros

	Total NRV			Total CRE

	Trade	Hedge	Total	Trade	Hedge	Total

CDS protection acquired	(4)	0	(4)	176	45	221

CDS protection sold	21	2	23	19	2	21

CD Swaptions	0	0	0	0	0	0

Total credit derivatives	17	2	19	195	47	242

Equity forwards	0	0	0	0	375	375

Equity options	103	60	163	334	823	1,157

Equity swaps	0	0	0	0	40	40

Total equity derivatives	103	60	163	334	1,239	1,573

Fixed-income forwards	(3)	1	(3)	51	16	67

Fixed-income swaps	0	0	0	0	0	0

Total fixed-income derivatives	(3)	1	(3)	51	16	67

Exchange-rate swaps	38	257	296	461	2,367	2,828

Maturity Swaps	27	457	484	269	3,256	3,525

Exchange-rate options	132	164	295	408	625	1,033

Total exchange-rate derivatives	197	879	1,075	1,138	6,249	7,386

Asset Swaps	60	81	141	38	81	119

Call Money Swaps	12	4	16	83	62	145

IRS	3,173	2,250	5,423	12,488	5,801	18,289

Interest-rate structures	236	0	236	767	0	767

Total interest-rate derivatives	3,482	2,335	5,817	13,375	5,944	19,319

Total derivatives	3,795	3,276	7,071	15,092	13,496	28,587

Collateral	0	(2,496)	(2,496)	0	(2,496)	(2,496)

Total	3,795	780	4,575	15,092	10,999	26,091

Risk Management

Distribution of risk in OTC derivates by conunterparty rating

Rating	%

AAA	0.6%

AA	55.9%

A	31.8%

BBB	8.6%

BB	3.0%

B	0.1%

Sin rating	0.0%

Total	100.0%

Distribution of risk in OTC derivatives by geographical areas

Spain	20.4%

United Kingdom	17.6%

Rest of Europe	31.2%

Latin America	11.8%

U.S.	18.2%

Others	0.8%

Total	100.00%

4. Market risk

4.1. Businesses subject to market risk

The measurement, control and monitoring of market risks covers all types of operations where equity risk is assumed. This risk comes from the change in the price of risk factors: interest rates, exchange rates, shares, the volatility of those, solvency and  liquidity risk of the various products and markets in which the Group operates.

Activities are segmented in the following way:

•	Treasury

	•	Trading: This includes financial services for customers and the buying and selling and short-term positioning in liquid fixed-income, equity and currency products.

	•	Proprietary Treasury: Longer term positions in fixed-income.

•	Structural Risk: Those activities whose main risk comes from interest rate movements. As positioning is medium-term, they are not regarded as trading activities.

•
Balance Sheet Management: Interest rate and liquidity risk comes from mismatches between maturities and repricing of assets and liabilities. It also includes active management of credit risk inherent in the Group’s balance sheet.

The Financial Management area is responsible for the centralised management of these structural risks, applying standardised methodologies, adapted to each market where the Group operates. In the area of convertible currencies, Financial Management directly manages the parent bank’s risks and coordinates the management of the rest if the units which operate in these currencies. As regards Latin American banks, Financial Management has local teams that manage, under the same frameworks, the balance sheet risks, in coordination with the global area of the parent bank’s Financial Management.

The management decisions for these risks are taken by each country’s ALCO committee and, ultimately, by the Markets Committee of the parent bank.

The aim of financial management is to inject stability and recurrence into the net interest revenue of commercial activity and the Group’s economic value by maintaining appropriate levels of liquidity and solvency.

•
Structural Exchange Rate Risk/Hedging of Results: exchange rate risk, due to the currency in which the investment is made, both in companies that consolidate and do not consolidate (Structural Exchange Rate) and exchange rate risk arising from the hedging of future results generated in currencies other than the euro (Hedging of Results).

	•	Structural Equity Activity: This covers equity stake investments in financial and non-financial companies that do not consolidate, generating risk in equities.

Each of these activities is measured and analysed with different tools in order to show the risk profile more precisely.

4.2. Methodologies

Trading activity

The standard methodology that Grupo Santander applies to trading activities is Value at Risk (VaR) based on historic simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments were applied enabling us to incorporate effectively and quickly the most recent developments that condition the levels of risk assumed.

In addition, if the size or nature of the portfolios requires it, the Group can apply other methodologies such as Montecarlo simulation and parametric models.

The VaR is not the only measure. It has been used for its ease in calculation and for its accurate reflection of the level of risk in the Group. There are also other measures that allow us greater control of risks in all the markets where the Group operates.

They include analysis of scenarios which set out the performance of different financial variables and obtain the impact on results. These scenarios can replicate critical developments or circumstances that happened in the past (such as a crisis) or determine plausible scenarios that are not concerned with the past. A minimum of three types of scenario are given: plausible, severe and extreme, and a VaR is obtained as well as a much fuller spectrum of the risk profile.

At the same time, the Group carries out daily monitoring of positions, through an exhaustive control of changes that take place in the portfolio, with the goal of detecting possible new developments that may need correction. The daily preparation of the income statement is an excellent indicator of risk levels, as it highlights the impact of changes in financial variables or in portfolios.

Lastly, in order to control derivative activities and credit management, because of its atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta). Second, measures such as the spread sensitivity, jump-to-default, concentration of positions by rating levels, etc. are monitored.

Balance sheet management

Interest rate risk

The Group analyzes the sensitivity of net interest revenue and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts.

Directional portfolios, which by their nature are purely directional, are the responsibility of Treasury, while balance sheet management is the responsibility of Financial Management, on the basis of the agreements taken by the ALCOs.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the Bank. These measures range from taking positions in markets to defining the interest rate features of commercial products. This activity assumes particular importance in low interest rate environments like the current one, when banks’ spreads are under downward pressure.

The measures used to control interest rate risk in balance sheet management are the interest rate gap and the sensitivity of net interest revenue and net worth to changes in interest rates, Value at Risk and analysis of scenarios.

a)	Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful took for estimating the impact of eventual interest rate movements on net interest margin or equity.

All on- and off-balance sheet items must be broken down by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them (as well as the stable and unstable balances for the purpose of liquidity).

b)	Net interest revenue sensitivity (NIR)

The sensitivity of net interest revenue measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

Risk Management

The sensitivity is calculated by simulating the net interest revenue, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two.

c)	Market Value of Equity sensitivity (MVE)

Market Value of Equity sensitivity is an additional measure. It measures the interest risk implicit in net worth (equity) on the basis of changes in interest rates for assets and liabilities.

d)	Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: historic simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which incorporate effectively and quickly the latest developments that condition the risk levels assumed.

e)	Analysis of scenarios

Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.

Liquidity risk

Liquidity risk is associated with the Group’s capacity to finance its commitments, at reasonable market prices, as well as to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used for liquidity risk control in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a)	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period, for each of the currencies in which the Group operates. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

Two types of liquidity gap analysis are made:

1.-
Contractual liquidity gap: All the on-and off-balance sheet items provided they contribute cash flows placed in the point of contractual maturity. For those assets and liabilities without a contractual maturity, an internal analysis model is used, based on statistical research of the historical series of products, and which determines what we call the stability and instability impact on liquidity.

2.-
Operational liquidity gap: This is a scenario in normal conditions of liquidity profile as the flows of the balance sheet items are placed in the point of probable liquidity and not in the point of contractual maturity. In this analysis the behaviour scenario - renewal of liabilities, discounts in sales of portfolios, renewal of assets - is the fundamental point.

b)	Liquidity ratios

The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.

The coefficient of net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is drawn up on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or repos and not in their point of maturity.

c)	Analysis of scenarios/Contingency Plan

The Group’s liquidity management focuses on preventing a crisis. Liquidity crises cannot always be predicted. Consequently, the Group’s contingency plans concentrate on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of central headquarters. It specifies clear lines of communication at the first sign of crisis and suggests a wide range of responses to the different levels of crisis.

As a crisis can occur locally or globally, each local unit must prepare a Contingency Financing Plan, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Structural exchange rate risk. Hedging of results. Structural equity activity.

These activities are monitored by position measures, VaR and results.

Additional measures

Back-testing

Back-testing is a comparative analysis between Value at Risk (VaR) estimates and the daily results actually generated (the results of the previous day valued at the following day’s priced). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

The back-testing analysis carried out by Grupo Santander comply, as a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks. In addition, back-testing includes the hypothesis test: tests of excess, normality, Spearman rank correlation, measures of excess average, etc.

The valuation models are fine-tuned and tested regularly by a specialized unit.

Coordination with other areas

Every day work is carried out jointly with other areas to offset the operational risk. This implies fundamentally the conciliation of positions, risks and results.

Benchmarking

Depending on the regularity of publication of information by local regulators, a comparative study of the Bank’s position compared with its main competitors and the system is conducted.

Debt maturity profile

Every two weeks the maturity profile of the securities in the portfolio (trading and investment) is examined so as to know in which maturities there is a greater concentration of cash flows.

4.3 Control system

A.	Definition of limits

The process of setting limits takes place after the year-end budgeting process, and is the means used by the Group to establish the level of equity that each activity has available. The process of definition of limits is dynamic, and responds to senior management’s risk acceptance level.

B.	Objectives of the structure of limits

The structure of limits takes into account the following objectives:

•	Identify and define, efficiently and comprehensively, the main types of risk incurred so that they are consistent with the management of business and with the strategy.

•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.

•
Give flexibility to the business areas to build risk positions efficiently and opportunely according to changes in the market, and in the business strategies, and always within the acceptable risk levels.

•	Allow the generators of business to take prudent risks but sufficient to attain the budgeted results.

•	Define the range of products and underlying assets with which each unit of Treasury can operate, bearing in mind features such as the model and valuation systems, the liquidity of the tools used, etc.

4.4. Risks and results in 2005

A.- Trading activity

Quantitative analysis of VaR in 2005

The Group’s risk* performance with regard to trading activity in financial markets during 2005, measured by VaR, is shown in the following chart.

The total VaR of the Group’s trading portfolios began the year by incorporating Abbey’s positions. Although its VaR stood at EUR 9.6 million, the total VaR increased by a smaller amount (EUR 4 million) to EUR 18.3 million because of the impact of diversification.

During 2005 the VaR was determined by the reclassification of portfolios due to changes in accounting norms (IAS), although this did not mean an effective increase in the Group’s risk level. This process intensified at the end of the year because of the transfers made in Mexico’s units (December 19) and Brazil’s (December 30), from the directional portfolios to the trading ones. These are positions in fixed-income derivatives (mainly interest rate swaps), which because of the IAS have to be recorded by their market value (Mark-to-Market).

These transfers have led to a higher VaR profile in trading activities than was seen in previous years. Nonetheless, in relative terms and compared to other financial groups, the Group can be said to be continuing its medium-to-low trading risk profile. Active management in this area allows the Group to adopt changes in strategy so as to be able to seize opportunities in an uncertain environment.

(*)	Banesto is not included in the Group’s VaR for trading activity.

Risk Management

VaR performance in 2005
Million euros

The maximum risk level was reached at the end of the year (EUR 27 million in VaR terms), mainly due to the aforementioned reclassification of positions in Brazil. The minimum level was reached on January 25 (EUR 17.4 million), largely due to the reduced positions in interest rates in Mexico. The average risk in 2005 was EUR 19.3 million in VaR terms.

The following risk histogram shows the distribution of frequencies of average risk in VaR terms during 2005. It shows the accumulation of days with levels between EUR 18 million and EUR 21.5 million (92.9%). Of the days when the risk was more than EUR 23 million, 3.7% were in December and were due to the transfer of positions in Mexico and Brazil.

VaR risk histogram
Number of days %

Risk by product

The minimum, average, maximum and year-end 2005 values in VaR terms are shown in the table on the right.

Credit derivatives activity was stronger in 2005. However, due to the still low relative exposure of the credit risk factor it is included in the fixed-income factor. It will be shown separately insofar as its level of activity or risk requires it.

Abbey’s incorporation increased Europe’s relative share of VaR against the Group’s total. Most of the risk, however, remains concentrated in Latin America, which registered an average VaR of EUR 16.9 million (EUR 25.9 million at the end of the year). The Group’s risks are centred on fixed income and currencies (average VaR of EUR 15.5 million and EUR 8.7 million, respectively).

The performance of the VaR during the course of the year underlines the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy stemming from a an evolving assessment of market expectations.

VaR statistics by product
Million euros

	Minimum	Average	Maximum	Year-end

Total trading

Total VaR	17.4	19.3	27.0	27.0

Diversification effect	(6.9)	(9.1)	(10.8)	(7.5)

Fixed income VaR	12.0	15.5	25.3	25.3

Equity VaR	2.5	4.2	6.6	2.9

Currency VaR	5.7	8.7	11.2	6.2

Latin America

Total VaR	13.2	16.9	25.9	25.9

Diversification effect	(5.0)	(7.0)	(9.2)	(6.3)

Fixed income VaR	9.1	14.0	24.6	24.6

Equity VaR	0.2	1.4	3.3	1.8

Currency VaR	5.1	8.5	11.2	5.7

US

Total VaR	0.8	2.1	4.7	2.7

Diversification effect	(0.0)	(0.5)	(1.3)	(0.6)

Fixed income VaR	0.7	1.9	4.5	2.3

Equity VaR	0.0	0.1	0.2	0.0

Currency VaR	0.1	0.6	2.2	1.0

Europe

Total VaR	6.3	8.6	13.0	7.1

Diversification effect	(1.5)	(2.8)	(4.9)	(2.8)

Fixed income VaR	4.0	5.9	8.6	5.4

Equity VaR	2.1	3.9	6.4	2.2

Currency VaR	0.5	1.6	5.0	2.2

Historic VaR by product
Milion  euros

Distribution of risks and results

a)	Geographic distribution

Latin America contributed 61% of the Group’s total VaR in trading activity and 31% of results. Europe contributed 31% and 66%%, respectively, as most of its treasury activity was in service to professional clients.

The geographic contribution, in percentage terms, both in risks as well as in results over the Group’s total VaR,  is shown in the chart.

Risk Management

The minimum, average, maximum and year-end risk values in VaR terms, by geographic area, are shown in the table.

Risk statistics (VaR) in 2005
Million euros

	Minimum	Average	Maximum	Year-end

Total	16.6	19.3	27.0	27.0

Europe	6.3	8.6	13.0	7.1

US	0.8	2.1	4.7	2.7

Latin America	13.2	16.9	25.9	25.9

b)	Monthly distribution

The next chart shows that, on average, the risk assumption profile was relatively constant until the last months of 2005 when it rose because of the reclassification of portfolios in Mexico and Brazil. The results, on the other hand, were more volatile, particularly in the second part of the year.

Distribution of risk by time and results
(MtM) Million euros

Histogram of daily Mark-to-Market (MtM) results

The following histogram of frequencies shows how these are distributed on the basis of size. The most common yield interval was EUR 0-3 million, which occurred on 121 days (47.7% of the year).

Histogram of the frequency of daily mark-to-market results
(MtM)

Risk management of structured derivatives

The structured derivatives activity is mainly focused on designing investment and hedging for clients.

These transactions include options on equities, fixed-income and currencies.

The units where this activity mainly takes place are: Madrid, Portugal, New York, Brazil and Mexico, and increasingly Chile where the Group is beginning to develop this market.

The chart below shows the VaR performance of structured derivatives business in 2005. Most of the time risk moved in a range between EUR 1.5 and 3.5 million, except for the period between the middle of August and September when risk increased because of the greater volatility of the Brazilian real.

Evolution of risk (VaR) of the structured derivative business
VaR in million euros

The maximum risk, for the aforementioned reason, was in August (EUR 6.9 million) and the minimum in January (EUR 0.6 million). The following table shows the average, maximum and minimum values for each of the units.

Structured derivatives. Risk (VaR) in 2005 by unit
Million euros

	Minimum	Average	Maximum	Year-end

Total VaR	0.6	2.4	6.9	2.4

Madrid	1.0	1.7	3.9	2.8

Portugal	0.0	0.1	0.2	0.1

Brazil	0.2	1.6	6.7	1.1

Chile	0.0	0.0	0.2	0.2

Mexico	0.1	0.5	1.0	1.0

New York	0.0	0.3	1.0	0.5

It should be noted that average risk was higher than in 2004, reflecting the strategy of increasing activity in structured derivatives, in which the Group continues to have a relatively low weighting.

Regarding VaR by risk factor, on average, exposure has been similar in fixed-income, equities and exchange rates. Nonetheless, exchange rate risk had a wider variation than the other classes, as shown in the following table:

Structured derivatives. Risk (VaR) in 2005 by product
Millon euros

	Minimum	Average	Maximum	Year-end

Total VaR	0.6	2.4	6.9	2.4

Diversification effect	0.0	(1.4)	(2.7)	(1.5)

Fixed income VaR	0.2	1.3	2.6	1.4

Equity VaR	0.1	1.3	2.5	1.2

Currency VaR	0.2	1.3	4.2	1.2

Gauging and contrasting measures

In accordance with the BIS recommendations on gauging and controlling the effectiveness of internal financial risk measurement and management systems, in 2005 the Group carried out regular analysis and contrasting measures which confirmed the reliability of the model.

Risk Management

Back testing of business portfolios, daily results versus previous day’s value at risk

Analysis of scenarios

Various scenarios were analysed in 2005. The chart below shows results for December 31st, 2005, for a maximum volatility scenario, applying the movements of six typical deviations in various market factors for the trading portfolios.

Maximum volatility scenario

The table below shows, at December 31, 2005, the results of each product (fixed-income, equities and currencies), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied (interest rate rises, falls in stock markets and local currency devaluations).

Maximum volatility stress test
Million euros

	Fixed income	Equities	Exchange rate	Volatility	Total

Total	(107.7)	(10.7)	1.5	3.4	(110.1)

Europe	(5.6)	(2.9)	(10.2)	2.8	(14.4)

Latin America	(94.2)	(7.7)	14.3	1.3	(85.5)

US. (New York)	(7.8)	(0.1)	(2.5)	(0.7)	(10.1)

The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, EUR 110.1 million, concentrated in Latin American fixed income.

B. Balance sheet management

B1 Interest rate risk

B.1.a. Europe

At the end of 2005, in the balance of convertible currencies, the sensitivity of net interest revenue at one year, to a parallel rise of 100 basis points, was EUR 615 million negative, 70% of which corresponds to Banco Santander. This global risk position basically represents the concentration of a large volume of liabilities in a time frame of 12 months against assets that reprice in the same period.

On the same basis the sensitivity of net worth to parallel rises in the yield curve of 100 basis points was EUR 55.6 million at the end of 2005. This amount represents a reduced net risk, largely due to offsetting among units although none of them individually have noteworthy risk positions.

Maturity and repricing gaps as of 31 December 2005
Structural gap parent bank-holding in euros

Million euros	Not sensitive	Up to 1 year	1-3 years	3-5 years	More than 5 years	Total

Money and securities market	33,854	21,645	33,276	397	3,385	92,557

Loans	—	76,666	13,738	2,981	2,088	95,472

Other assets	6,069	19,981	—	—	—	26,050

Total assets	39,924	118,292	47,014	3,378	5,473	214,079

Money and securities market	—	44,950	52	—	—	45,002

Customer deposits	—	16,906	9,612	8,120	10,369	45,006

Debt issues and securitisations	—	62,976	2,353	315	949	66,593

Shareholders’ equity and other liabilities	40,598	21,568	1,077	889	2,064	66,197

Total liabilities	40,598	146,400	13,094	9,324	13,382	222,798

Balance sheet Gap	(675)	(28,109)	33,920	(5,946)	(7,909)	(8,719)

Off-balance sheet structural Gap	(1,208)	8,751	3,270	(436)	(241)	10,136

Total structural Gap	(1,883)	(19,357)	37,190	(6,382)	(8,150)	1,417

Accumulated Gap	—	(19,357)	17,832	11,450	3,300	—

B.1.b. Latin America

a)	Quantitative analysis of risk

The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of net interest margin (NIM) to a parallel movement of 100 basis points, remained during 2005 at low levels and moved within a narrow band. In terms of equity sensitivity, it rose gradually in the second part of the year, mainly because of the increased positions in government securities in local currencies in Mexico and Brazil, in order to cover possible future losses.

At the end of December, the risk consumption for the region, measured by the market value of equity sensitivity to 100 basis point, was EUR 387 million, while that of net interest revenue at one year, measured by its sensitivity to 100 basis points, was EUR 22 million.

Latin American risk profile evolution
(Sensitivity of NIM and MVE to 100 b.p.)

Interest rate risk profile at the end of 2005

The gap tables show the distribution by maturity of the risk in Latin America at December 2005.

Gaps in local currency
Million euros

	Total	0-6 months	6-12 months	1-3 years	Over 3 years	Not sensitive

Assets	112,478	67,796	6,144	11,105	18,076	9,319

Liabilities	111,817	79,463	1,822	12,638	3,231	14,665

Off-balance sheet	(102)	1,581	2,909	(4,658)	64	2

Gap	559	(9,421)	7,355	(5,613)	13,862	(5,624)

Risk Management

b)	Geographic distribution

US$ gaps
Million euros

	Total	0-6 months	6-12 months	1-3 years	Over 3 years	Not sensitive

Assets	25,611	15,298	1,809	2,286	4,408	1,811

Liabilities	26,271	14,158	2,447	3,272	4,242	2,152

Off-balance sheet	102	94	(121)	(202)	304	26

Gap	(559)	1,234	(760)	(1,188)	470	(315)

Net interest revenue sensitivity

For the whole of Latin America, the consumption at December 2005 was EUR 22 million (sensitivity to 100 basis points). The geographic distribution is shown below.

Net interest revenue by countries

Brazil	60.4%

Puerto Rico	19.8%

Venezuela	13.4%

Chile	3.6%

Mexico	1.3%

Argentina	1.0%

Rest*	0.5%

*Rest: Bolivia, Colombia, Panama and Uruguay

Brazil and Puerto Rico  accounted for 80% of the risk.

The year was characterized by very low levels of net interest revenue risk, which were lower than the average levels in 2004.

Market Value of Equity sensitivity

For the whole of Latin America, the consumption at December 2005 was EUR 387 million (sensitivity to 100 basis points). The geographic distribution is shown below.

MVE sensitivity by countries

Mexico	28.4%

Chile	26.2%

Brazil	17.1%

Puerto Rico	16.8%

Argentina	9.1%

Venezuela	1.6%

Rest*	0.8%

*Rest: Bolivia, Colombia and Uruguay

Mexico, Chile, Puerto Rico and Brazil accounted for close to 90% of the risk.

The year was characterized by a rise in MVE risk in the second part of the year in two of the region’s main countries, Mexico and Brazil, as they gradually took positions to cover possible future losses in net interest revenue.

The chart shows that the average risk in VaR terms of balance sheet management at December 2005, US$99.3 million, was concentrated in Mexico.

Distribution of balance sheet risk management

Mexico	49,4%

Brazil	22,3%

Chile	16,1%

Argentina	7,2%

Puerto Rico	2,9%

Venezuela	2,1%

B2. Structural management of credit risk

The recent development of credit-related financial instruments and methodologies to measure risks makes the transfer of credit risk possible. The Financial Management area analyses the global credit risk of different portfolios that expose the Group to credit risk and proposes measures to optimise their creation of value. Active management of credit enables the credit portfolio to be diversified and reduce concentrations which naturally occur as a result of commercial activity. The proposed measures cover both the sale and acquisition of assets that entail diversification for the whole of the Group’s credit portfolio.

B3. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired risks,

The Group has a diversified portfolio of short-term liquid assets adjusted to their positions. It also has an active presence in a broad and diversified series of financing markets, limiting dependence on specific markets and maintaining ample capacity of recourse to the markets.

Structural liquidity management means planning the need for funds, structuring the sources of financing, optimising diversification by maturities, instruments and markets and defining contingency plans.

A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the year’s issuance and securitisation plan is established. During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan.

The Group raised EUR 41,000 million in 2005 through medium- and long-term issues in the wholesale markets and EUR 13,000 million of assets were securitised. As a result, recourse to the short-term market remained at the same levels as in 2004.

Latin American banks are autonomous in terms of liquidity and do not go to the parent bank for financing. Each bank has its own liquidity and contingency plans without recourse to the Group’s financing. Cross border and reputational risks derived from external financing are limited and authorised by the parent bank.

Unlike what happens in the area of convertible currencies, the commercial activity of the Latin American banks has more funds than it needs, and so does not require structural financing from the markets.

Liquidity risk is controlled and analysed in order to ensure the Group has acceptable levels of liquidity to cover its short- and long-term financing needs under normal market conditions. Different analyses of scenarios are also carried out which show the additional needs that could arise in different circumstances. The aim is to cover a spectrum of situations which, with greater or lesser probability, could arise in the Group and prepare for them.

C. Structural exchange rate risk/Hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.

This management is dynamic and seeks to limit the impact on equity of currency devaluations and optimise the financial cost of hedging.

As regards permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.

The only significant position at the end of 2005 open to exchange rate risk was the equity stake in Brazil of approximately EUR 2,700 million.

The expected exchange rate risk of the Group’s results and dividends in those units whose base currency is not the euro is also managed. Local units manage the exchange rate risk between the local currency and the dollar, the currency used to manage Latin America. Financial Management at the consolidated level is responsible for its part of the risk management between the dollar and the euro.

5. Operational risk

5.1 Definition and objectives

Grupo Santander Group defines operational risk as “the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances”. They are purely operational events, which makes them different from market or credit risks.

The objective is to identify, valuate, mitigate and monitor this risk.

The Group’s greater need, therefore, is to identify and eliminate risk clusters, regardless of whether they produce losses or not. Measurement also helps management as it enables priorities to be established and a hierarchy created for taking decisions.

Grupo Santander opted, in principle, to use the standard method for calculating BIS II regulatory capital by operational risk, but it does not rule out using an internal model in the future. It uses the following valuations:

Risk Management

1.	Priority is given to mitigating in daily management operational risk.

2.	A large part of the basic foundations of an internal model are already incorporated to the standard model and to Grupo Santander’s management of operational risk.

5.2. Management model

The main principles of the organizational structure are:

-	The Risks Division is responsible for evaluating and controlling this risk category.

-	The Central Unit that supervises operational risks reports to the Risks Division and is responsible for the global corporate programme.

-
The management structure of operational risk is based on the knowledge and experience of executives and experts in the different areas and units, with particular importance attached to the role of operational risk coordinators, who are the key figures.

This framework satisfies the qualitative criteria contained in the New Basle Capital Accord (revised BIS II document June 2004), both for standard methods and advanced measurement, as well as in the CEBS document - Expert Group on Capital Requirements - June 2005). Internal Auditing also keeps its independence with regard to management of operational risk, without detriment to reviewing the management structure in this area.

Grupo Santander has adopted the framework outlined in the above graphic for the phases of the process for management of operational risk:

The main advantages of the Group’s management structure are:

•	Integral and effective management of operational risk (identification, evaluation, monitoring, control/mitigation and report).

•	Improved knowledge of existing operational risks and the responsibility for them by managers of the business and the support lines.

•	Drawing up of data on losses, which enables operational risk to be quantified for calculating both the economic and the regulatory capital.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

5.3 Implementing the model: global initiatives and results

The Corporate Department of Management and Control of Operational Risk, part of the Risks Division, has been operating since 2001. Since then, its main functions, activities and global initiatives have included:

•	Presentations to senior management and development of internal rules.

•	Designation of coordinators and the creation of operational risk departments.

•	Training and exchange of experiences.

•	Designing and implementation of qualitative and quantitative operational risk tools.

•	Conciliation data bases of losses - accounting.

•	Developments for the automatic capturing of events through accounting systems.

•	Drive in mitigation plans and communication of best practices.

•	Development of the corporate operational risk tool in a web-based environment.

•	Cooperation with the procurement area regarding its function in managing banking insurance related to operational risk (BBB policies, damage, civil responsibility and life).

•	Capital calculation using the standard method and progress in the methodology for the internal model.

The project began to be installed in the Group’s different units in 2002. Almost all the Group’s units have been incorporated to the project with a high degree of uniformity. Nonetheless, due to different paces of adoption, stages, schedules and the historical depth of the relevant data bases, the degree of implementation varies from country to country.

On a general basis:

-
Data bases of losses classified by errors and operational types are received every month. The Group’s data base shows a total of 757,809 events, without exclusions for reasons of amount, and with both the accounting impact (including positive effects) as well as the non-accounting impact.

-	Self-evaluation questionnaires filled in by almost all the Group’s units are received and analysed.

-	Operational risk indicators are available, regularly defined and updated by the main management units.

-	There are always a sufficient number of coordinators in the business and back-up areas.

-	The main events are identified and analysed, and mitigation measures taken which, in significant cases, are disseminated to the Group’s other units as a Best Practices guide.

-	Processes to conciliate data bases with accounting.

By consolidating the total information received, the Group’s operational risk “image” is reflected in the following charts:

Distribution of events by type
(2005)

Risk Management

Distribution of events by type
(2005)

Distribution of amount and frequency of events by amounts
(2005)

The following is an example of the self-evaluation questionnaires used in Grupo Santander and shows the consolidated results for Santander Totta.

Santander Totta: Operational Risk Self-assessment Questionnaires
General questions

	Average of all areas		Average of business areas		Average of support areas

By category of event	Impact OR	Coverage	Impact OR	Coverage	Impact OR	Coverage	Total

I- Internal fraud	3.04	2.36	3.05	2.28	3.04	2.38	7

II- External fraud	2.89	2.17	3.00	2.50	2.88	2.11	6

III- Employment practices, health and security at work	3.19	2.50	3.31	2.71	3.12	2.45	8

IV- Practices with clients, products and business	3.61	2.26	3.63	2.50	3.55	2.21	8

V- Damage to physical assets	3.20	3.35	2.63	3.00	3.33	3.42	11

VI- Interruption in business and systems failure	3.46	2.53	3.30	2.61	3.46	2.51	9

VII- Execution, delivery and management of processes	3.21	2.35	3.12	2.41	3.19	2.33	8

Total average	3.23	2.50	3.15	2.57	3.22	2.49	8

Santander Consumer Finance Spain : Self-assessment questionnaires
December 2005/ By area

the chart above compares the average results obtained by Santander Consumer Finance in each of the areas/units that filled out the questionnaire.

The Corporate Department of Operational Risk developed during 2005 a system for Integral Management of Operational Risk Information, updated every quarter, which consolidates the information available from each country/unit in the operational risk sphere, so that there is an integral vision with the following features:

•	Two levels of information: one corporate and the other individualised for each country/unit.

•	It enables, via maintaining a data base of events and mitigating measures, the best practices to be disseminated among countries/Grupo Santander units.

This tool collects information on

•	Grupo Santander’s management model for operational risk.
•	Human resources and perimeter of action
•	Analysis of the data base of errors and events
•	Self-assessment questionnaires
•	Indicators
•	Mitigating measures/asset management
•	Contingency plans

•	Regulatory framework: BIS II
•	Insurance
•	Other activities of the Operational Risk Department
•	Next steps

This information acts as the base for meeting the reporting needs with senior management (the Board’s Risks Committee, among others), regulators, etc.

5.4 BIS II Project - corporate operational risk tool

Within the general framework of the BIS II Project developed in Grupo Santander, the Operational Risk Department is working, together with Technology, on designing and establishing a corporate operational risk tool which, in an Internet environment, integrates the different management instruments used so far, via local applications, in the different units managing operational risk.

This tool is being developed in various phases and modules, beginning, from the onset, in satisfying the basic management requirements and, then, adding other more advanced functions.

The main modules are as follows:

Risk Management

The basic features of each model are as follows:

Data Base of Events. This is the model with the most advanced development. It is already installed in some of the Group’s entities. It enables the accounting systems to automatically capture operational risk events (SGO, for entities in the Partenón environment) and manual capturing. It will also enable entities with non-Partenón environment common access via the web.

Self-assessment Questionnaire. This model includes both general and specific questionnaires, as well as different types of qualitative and quantitative questions for evaluating present and future operational risk.

Risk Indicators. This model captures, via automatic or manual feeding, activity and control indicators, all of them managed under a common format.

Mitigation. Its main use is centralised and integrated management of corrective measures. Questions, indicators or events/types of event are captured on the data base which exceed a certain threshold (scores or limits).

Financial Information Management Model. This allows dynamic management of the information model by selecting information, weightings, scenarios, impact of corrective measures.

Insurance. This incorporates basic information related to insurance contracted by each entity, linking it to the data base of events.

6. Reputational risk

Grupo Santander, in all its areas, regards the reputational risk function of its activities as being of the utmost importance. The management of this risk is conducted by:

6.1 Global Committee of New Products

All new products or services that any institution of Grupo Santander wants to market must be submitted to this Committee for approval.

The Committee held 13 meetings in 2005 at which 126 products or families of products were analysed.

A Local Committee of New Products is established in each country where there is a Grupo Santander institution. Once a new product or service is ready, this Committee must request permission from the Global Committee for it to be marketed. In Spain, the Local Committee falls within the Global Committee.

The areas that participate in the Global Committee are: Tax Advice, Legal Advice, Customer Service, Internal Auditing, Retail Banking, Global Corporate Banking, International Private Banking, Auditing, Financial Operations and Markets, Operations and Services, Organisation, Prevention of Money-laundering, Global Wholesale Banking Risks, Credit Risk, Financial Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local Committee of New Products.

Before a new product or service is launched, these areas, as well as, where applicable, other independent experts considered necessary in order to correctly evaluate the risks incurred, exhaustively analyse the aspects that could affect the process, stating their opinion on each product or service.

The Global New Products Committee, in the light of the documentation received, and after checking that all the requirements for approving the new product or service have been met and bearing in mind the risk guidelines set by the Board’s Risks Committee approves, rejects or sets conditions for the proposed new product or service.

The Global Committee gives particular consideration to the suitability of the new product or service to the framework where it is going to be marketed. Importance is attached to:

-	Each product or service is sold by those who know how to sell it.

-	The client knows what he or she is investing in and the risk of each product or service and this can be accredited with documents.

-	Each product or service is sold where it can be, not only for legal or tax reasons (i.e. it fits into the legal and tax regime of each country), but also on the basis of the financial culture.

-	When a product or service is approved the maximum limit is set for the amount that can be sold in each country.

6.2 Manual of Procedures for the Marketing of Financial Products

This manual is used by Banco Santander for the retail marketing of financial products in Spain.

The objective is to improve the quality of information made available to investors and ensure they understand the features, return and risk of the products.

The manual segments customers into three categories, which initially coincide with those of Private Banking, Personal Banking and Banking for Individuals. Products are also segmented into three categories: green, red and yellow, on the basis of their complexity and the guarantees they provide for recovering capital and obtaining a certain return.

The manual covers financing savings products sold to retail individuals, such as participations in mutual funds and shares in public placements. The Global Committee of New Products can include others in the sphere of the manual. In 2005, Insurance-Investment products were added to the manual.

In 2005, 75 products covered by the manual were submitted for approval. Most of them were mutual funds, but there were also other categories such as warrants, hedging products, preferred shares and public offerings and/or subscription to securities.

Of the 75 products, 25 were new ones submitted to the Global Committee and 50 were not new and were submitted to the Office of the Manual, created to ensure enforcement of the manual and part of the Compliance Management. The 75 products were categorised as follows: 30 were green (40%),  30 yellow (40%) and 15 red (20%). The office reported on all the products approved to the National Securities Market Commission.

Implementing the manual requires: (1) rigorous use of business documentation and contracts, and (ii) paying attention to the segment to which the customer belongs before offering the product.

6.3 The Board’s Risks Committee

The Risks Committee, the maximum body responsible for global risk management and all kinds of banking operations, evaluates reputational risk as part of its activities.

7. Risk training activities

The aims of the Corporate School of Risks are

-	Help to consolidate the culture and corporate policies for risks in the Group.

-	Ensure the capabilities and development of all staff in risks, with homogeneous criteria.

-	Create a pool of risks’ professionals.

-	Enhance leadership and talent management of executives and high potential staff working on the Group’s Risks’ Units.

-	Ensure alignment of the programmes with the requirements of the risks function and the business goals.

In 2005, 5,622 people received 76,626 hours of training.

Auditors’ Report and Consolidated Financial Statements

Auditors’ Report
Consolidated Financial Statements	164
Director’s Report	282

Auditors’ Report and Consolidated Financial Statements

Responsibility for the information

The Bank’s Board of Directors expressly undertakes the general function of supervision of the Group’s operations and discharges its duties in this respect directly and on a non-delegation basis. Its Audit and Compliance Committee is entrusted, inter alia, with the following duties in the areas of information, accounting control and assessment of the compliance system:

1.	To report, through its Chairman or Secretary, to the Annual General Meeting on any matters raised thereat by the shareholders on which the Committee has authority.

2.	To propose the appointment of the auditors, the terms of their engagement, the scope of their services and, if appropriate, their revocation or non-renewal.

3.
To revise the Bank’s financial statements and the Group’s consolidated financial statements, monitoring compliance with legal requirements and the proper application of generally accepted accounting principles.

4.	To serve as a communication channel between the Board of Directors and the auditors, and assess the findings of each audit and the replies of the management team to their recommendations.

5.	To be familiar with the financial reporting process and the internal control systems.

6.
To monitor any situations which might involve risk for the independence of the auditors and, specifically, to check the percentage that the fees paid to them in all connections represents with respect to the auditors’ total revenue. The fees paid must be disclosed publicly.

7.
To review, before public disclosure, the periodic financial information furnished by the Bank and the Group to the markets and to their supervisory bodies, making sure that this information is prepared in accordance with the same principles and practices as the financial statements.

8.
To examine compliance with the Group’s Code of Conduct in connection with the securities markets, with the anti-money laundering manuals and procedures and, in general, with the rules of governance of the Bank, and to make the required proposals for improvement.

For these purposes, the Audit and Compliance Committee must meet whenever it deems it appropriate (at least four times a year) with the persons in charge of the Group’s business areas and with those in charge of the support and risk management areas, particularly with the Controller and with Internal Audit of the Bank and the Group, and with the external auditors to analyse their reports and recommendations.

Our external auditors, the Deloitte worldwide organisation, examine each year the financial statements of nearly all the companies composing the Santander Group to issue their professional opinion thereon. The external auditors are regularly informed of our controls and procedures, define and perform their audit tests with full freedom and have free access to the Chairman, Second Deputy Chairman and CEO and to the other Deputy Chairmen of the Bank’s Board of Directors, to set forth their conclusions and discuss their recommendations for improving the efficiency of the internal control systems.

The Chairman of the Audit and Compliance Committee meets periodically with the external auditors to ensure the effectiveness of their audit and to analyse the possible situations which might jeopardise their independence. In this connection, following the most advanced practices in shareholder information transparency (as described in Note 50 to the consolidated financial statements), it is hereby reported that the fees incurred by the Group for the audits of financial statements performed by the Deloitte worldwide organisation amounted to EUR 15.8 million in 2005 (2004: EUR 15.9 million), and the fees for other reports required under the legal and tax regulations issued by the national supervisory agencies of the countries in which the Group operates, which were reviewed by the Deloitte worldwide organisation, amounted to EUR 3.9 million (2004: EUR 4.1 million). Additionally, EUR 5.4 million were paid in 2005 in relation to the internal control audit performed in accordance with the requirements of the US Sarbanes-Oxley Act which must be mandatorily met by the Group in 2006.

To facilitate analysis of the situations which might jeopardise the independence of our auditors from the quantitative and qualitative standpoints, we set forth below significant information on the criteria established by the “O’Malley Panel” and in other relevant international documents for the purpose of evaluating the effectiveness of the external audit function:

1.	The ratio of the amount billed by our main auditor for non-attest work (EUR 5.1 million) to the fees for financial statement audit and other statutory reports was 0.2 times in 2005 (2004: 0.23 times).

The information available on the main UK and US financial institutions whose shares are listed on organized markets shows that, on average, the annual fees paid by these entities to their auditors for non-attest work in 2004 were around 0.27 times the fees they paid for audit services.

The services engaged from our auditors meet the independence requirements stipulated by Law 44/2002, of November 22, on Financial System Reform Measures, by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC) and by the Regulations governing the Bank’s Board of Directors.

2.
The relative importance of fees generated by a client with respect to the total fees of the audit firm: the Group has adopted the policy not to engage audit firms if the fees to be paid to them for all services would amount to more than 2% of their total revenue.

The Deloitte worldwide organisation billed the Group for less than 0.15% of its total revenue. In the case of Spain, this ratio was less than 1.4% of our main auditors’ net revenue.

Based on the foregoing, the Audit and Compliance Committee considers that there are no objective reasons to question the independence of our auditors.

* * * * *

The consolidated financial statements included in this Annual Report are presented in accordance with International Financial Reporting Standards, as adopted by the European Union, and were obtained from those prepared by the directors of Banco Santander Central Hispano, S.A. from the accounting records of the Bank and of its subsidiaries and associates. These consolidated financial statements differ from those authorised for issue by the directors in that Exhibits I, II and III contained in this Annual Report include the most significant companies composing the Group, whereas the Exhibits to the consolidated financial statements made available to all the shareholders from the Annual General Meeting call date include a detail of all the Group companies. The consolidated financial statements authorised for issue by the directors will be submitted for approval by the shareholders at the Annual General Meeting.

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid Esparia Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Banco Santander Central Hispano, S.A.:

1.
We have audited the consolidated financial statements of Banco Santander Central Hispano, S.A. (the Bank) and of the companies composing, together with the Bank, the Santander Group (the Group), which consist of the consolidated balance sheet at December 31, 2005, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2.
The consolidated financial statements for 2005 referred to above are the first that the Group has prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, which require, in general, that financial statements present comparative information. In this regard, as required by corporate legislation, for comparison purposes the Bank’s directors present, in addition to the figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were prepared by applying the International Financial Reporting Standards, as adopted by the European Union, in force at December 31, 2005. Accordingly, the data for 2004 presented in the consolidated financial statements for 2005 referred to above differ from those contained in the statutory consolidated financial statements for that year, as approved at the Annual General Meeting on June 18, 2005, which were prepared in accordance with the accounting principles and standards then in force. The differences arising from the application of International Financial Reporting Standards, as adopted by the European Union, to the consolidated equity at January 1 and December 31, 2004, and to the consolidated profit for 2004 are detailed in Note 57 to the consolidated financial statements for 2005 referred to above. Our opinion refers only to the consolidated financial statements for 2005. Our auditors’ report dated March 29, 2005, on the consolidated financial statements for 2004, prepared in accordance with the accounting principles and standards in force in that year, contained a qualification for lack of uniformity which is no longer applicable.

3.
In our opinion, the consolidated financial statements for 2005 referred to above present fairly, in all material respects, the consolidated equity and consolidated financial position of the Santander Group at December 31, 2005, and the consolidated results of its operations, the changes in the consolidated equity and its consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards, as adopted by the European Union, which were applied on a basis consistent with that used in the preparation of the financial statements and other information for 2004 which, as indicated in paragraph 2 above, are presented in the consolidated financial statements for 2005 referred to above for comparison purposes only.

4.
The accompanying directors’ report for 2005 contains the explanations which the Bank’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the directors’ report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the Group entities and associates.

DELOITTE
Registered in ROAC under no. S0692

Fernande Ruizo
March 27, 2006

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, seccion 8, hoja M-54414.	Member of
Inscripcion 96, C.I.F.: B-79104469. Domicilio Social Plaza Pablo Ruiz Picasso 1, Tomo Picasso - 28020 Madrid	Deloitte Touche Tohmatsu

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated balance sheets at December 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

Assets	Note	2005	2004 (*)

Cash and balances with central banks		16,086,458	8,801,412

Financial assets held for trading:		154,207,859	111,755,936

Loans and advances to credit institutions	6	10,278,858	12,878,171

Loans and advances to customers	10	26,479,996	17,507,585

Debt instruments	7	81,741,944	55,869,629

Other equity instruments	8	8,077,867	4,419,338

Trading derivatives	9	27,629,194	21,081,213

Other financial assets at fair value through profit or loss:		48,862,267	45,759,095

Loans and advances to credit institutions	6	2,428,663	6,524,070

Loans and advances to customers	10	6,431,197	5,291,551

Debt instruments	7	9,699,237	19,632,958

Other equity instruments	8	30,303,170	14,310,516

Available-for-sale financial assets:		73,944,939	44,521,323

Debt instruments	7	68,054,021	36,702,487

Other equity instruments	8	5,890,918	7,818,836

Loans and receivables:		459,783,749	394,431,900

Loans and advances to credit institutions	6	47,065,501	38,977,533

Money market operations through counterparties		—	3,907,905

Loans and advances to customers	10	402,917,602	346,550,928

Debt instruments	7	171,203	—

Other financial assets	24	9,629,443	4,995,534

Held-to-maturity investments		—	—

Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—	—

Hedging derivatives	11	4,126,104	3,824,936

Non-current assets held for sale:		336,324	2,097,164

Equity instruments	12	—	1,814,418

Tangible assets	12	336,324	282,746

Investments:		3,031,482	3,747,564

Associates	13	3,031,482	3,747,564

Insurance contracts linked to pensions	14	2,676,365	2,753,816

Reinsurance assets	15	2,387,701	3,045,804

Tangible assets:		9,993,207	10,585,193

For own use	16	5,204,931	4,925,231

Investment property	16	667,449	2,115,823

Other assets leased out under an operating lease	16	4,120,827	3,544,139

Memorandum item: Acquired under a finance lease		83,459	41,117

Intangible assets:		16,229,271	15,503,274

Goodwill	17	14,018,245	15,090,541

Other intangible assets	17	2,211,026	412,733

Tax assets:		10,127,059	9,723,970

Current		1,217,646	1,381,722

Deferred	27	8,909,413	8,342,248

Prepayments and accrued income	18	2,969,219	3,029,728

Other assets:		4,344,910	4,905,185

Inventories		2,457,842	1,582,675

Other	19	1,887,068	3,322,510

Total assets		809,106,914	664,486,300

Contingent liabilities:		48,453,575	31,813,882

Financial guarantees	35	48,199,671	31,511,567

Assets earmarked for third-party obligations	35	24	24

Other contingent liabilities	35	253,880	302,291

Contingent commitments:		96,263,262	74,860,532

Drawable by third parties	35	77,678,333	63,110,699

Other commitments	35	18,584,929	11,749,833

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated balance sheet at December 31, 2005.

Consolidated Financial Statements

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated balance sheets at December 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

Liabilities and equity	Note	2005	2004 (*)

Financial liabilities held for trading:		112,466,429	91,526,435

Deposits from credit institutions	20	31,962,919	25,224,743

Customer deposits	21	14,038,543	20,541,225

Debt securities	22	19,821,087	11,791,579

Trading derivatives	9	29,228,080	25,243,768

Short positions	9	17,415,800	8,725,120

Other financial liabilities at fair value through profit or loss:		11,809,874	11,243,800

Debt securities	22	11,809,874	11,243,800

Financial liabilities at fair value through equity		—	—

Financial liabilities at amortised cost:		565,651,643	447,831,156

Deposits from central banks	20	22,431,194	8,067,860

Deposits from credit institutions	20	94,228,294	50,457,736

Money market operations through counterparties		—	2,499,000

Customer deposits	21	291,726,737	262,670,391

Debt securities	22	117,209,385	90,803,224

Subordinated liabilities	23	28,763,456	27,470,172

Other financial liabilities	24	11,292,577	5,862,773

Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—	—

Hedging derivatives	11	2,310,729	2,895,321

Liabilities associated with non-current assets held for sale:		7,967	—

Other liabilities		7,967	—

Liabilities under insurance contracts	15	44,672,300	42,344,776

Provisions:		19,822,990	18,023,924

Provisions for pensions and similar obligations	25	14,172,961	13,441,357

Provisions for contingent liabilities and commitments	25	487,048	360,594

Other provisions	25	5,162,981	4,221,973

Tax liabilities:		3,867,795	3,496,212

Current		1,100,567	625,340

Deferred	27	2,767,228	2,870,872

Accrued expenses and deferred income	18	3,048,733	4,382,034

Other liabilities:		1,512,908	4,118,162

Other	19	1,512,908	4,118,162

Equity having the substance of a financial liability	26	1,308,847	2,124,222

Total liabilities		766,480,215	627,986,042

Minority interests	28	2,848,223	2,085,316

Valuation adjustments:		3,077,096	1,777,564

Available-for-sale financial assets	29	1,941,690	1,936,818

Cash flow hedges	29	70,406	(1,787)

Hedges of net investments in foreign operations	29	(384,606)	638,227

Exchange differences	29	1,449,606	(795,694)

Own funds:	30	36,701,380	32,637,378

Issued capital	31	3,127,148	3,127,148

Share premium	32	20,370,128	20,370,128

Reserves		8,703,789	6,877,827

Accumulated reserves	33	8,100,140	6,256,632

Reserves of entities accounted for using the equity method:		603,649	621,195

Associates	33	603,649	621,195

Other equity instruments:	34	77,478	93,567

Equity component of compound financial instruments		34,977	—

Other		42,501	93,567

Treasury shares	34	(53,068)	(126,500)

Profit attributed to the Group	30	6,220,104	3,605,870

Dividends and remuneration	30	(1,744,199)	(1,310,662)

Total equity		42,626,699	36,500,258

Total liabilities and equity		809,106,914	664,486,300

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated balance sheet at December 31, 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated income statements for the years ended december 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

	Note	2005	2004 (*)

Interest and similar income	38	32,958,556	17,461,238

Interest expense and similar charges:	39	(22,800,696)	(10,274,776)

Return on equity having the substance of a financial liability		(118,389)	(151,952)

Other		(22,682,307)	(10,122,824)

Income from equity instruments	40	335,610	389,038

Net interest income		10,493,470	7,575,500

Share of results of entities accounted for using the equity method:	41	619,166	449,011

Associates		619,166	449,011

Fee and commission income	42	7,481,686	5,696,129

Fee and commission expense	43	(1,167,837)	(927,492)

Insurance activity income:	44	815,519	161,374

Insurance and reinsurance premium income		4,082,613	2,275,655

Reinsurance premiums paid		(100,537)	(65,389)

Benefits paid and other insurance-related expenses		(6,311,999)	(1,003,769)

Reinsurance income		88,452	14,413

Net provisions for insurance contract liabilities		(1,473,435)	(1,497,692)

Finance income		4,661,502	494,947

Finance expense		(131,077)	(56,791)

Gains/losses on financial assets and liabilities (net):	45	1,489,223	739,932

Held for trading		1,001,065	481,238

Other financial instruments at fair value through profit or loss		26,532	8,380

Available-for-sale financial assets		533,770	364,154

Loans and receivables		70,645	49,428

Other		(142,789)	(163,268)

Exchange differences (net)	46	76,058	360,793

Gross income		19,807,285	14,055,247

Sales and income from the provision of non-financial services	47	1,411,514	1,028,458

Cost of sales	47	(985,482)	(680,647)

Other operating income	48	256,229	201,145

Personnel expenses	49	(5,817,397)	(4,324,662)

Other general administrative expenses	50	(4,006,041)	(2,515,205)

Depreciation and amortisation:		(1,021,211)	(838,674)

Tangible assets	16	(622,359)	(490,555)

Intangible assets	17	(398,852)	(348,119)

Other operating expenses	51	(359,974)	(264,086)

Net operating income		9,284,923	6,661,576

Impairment losses (net):		(1,806,983)	(1,843,415)

Available-for-sale financial assets	8	118,933	(19,431)

Loans and receivables	10	(1,756,047)	(1,581,740)

Non-current assets held for sale	12	(15,372)	(90,822)

Tangible assets	16	(15,112)	(8,948)

Goodwill	17	—	(138,200)

Other intangible assets	17	(130,977)	—

Other assets		(8,408)	(4,274)

Provisions (net)	25	(1,808,478)	(1,141,571)

Finance income from non-financial activities		3,115	20,161

Finance expense from non-financial activities		(34,993)	(37,606)

Other gains:	52	2,775,554	1,488,166

Gains on disposal of tangible assets		160,766	265,113

Gains on disposal of investments		1,306,468	35,729

Other		1,308,320	1,187,324

Other losses:	52	(258,669)	(566,008)

Losses on disposal of tangible assets		(77,494)	(85,247)

Losses on disposal of investments		(7,422)	(4,838)

Other		(173,753)	(475,923)

Profit before tax		8,154,469	4,581,303

Income tax	27	(1,391,176)	(596,792)

Profit from ordinary activities		6,763,293	3,984,511

Profit from discontinued operations (net)		(13,523)	11,723

Consolidated profit for the year		6,749,770	3,996,234

Profit attributed to minority interests	28	(529,666)	(390,364)

Profit attributed to the group		6,220,104	3,605,870

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated income statement at December 31, 2005.

Consolidated Financial Statements

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated statements of changes in equity for the years ended december 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

	2005	2004 (*)

Net income recognised directly in equity:	1,299,532	(265,796)

Available-for-sale financial assets-	4,872	(111,871)

Revaluation gains/losses	911,814	925,454

Amounts transferred to income statement	(883,474)	(821,555)

Income tax	(23,468)	(215,770)

Cash flow hedges-	72,193	3,542

Revaluation gains/losses	83,216	19,315

Income tax	(11,023)	(15,773)

Hedges of net investments in foreign operations-	(1,022,833)	638,227

Revaluation gains/losses	(1,022,833)	638,227

Exchange differences-	2,245,300	(795,694)

Translation gains/losses	2,411,831	(799,080)

Amounts transferred to income statement	(166,531)	3,386

Consolidated profit for the year:	6,749,770	3,996,234

Published consolidated profit for the year	6,749,770	3,996,234

Total income and expenses for the year:	8,049,302	3,730,438

Parent	7,519,636	3,340,074

Minority interests	529,666	390,364

Total	8,049,302	3,730,438

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated statement of changes in equity at December 31, 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated cash flow statements for the years ended december 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

	2005	2004 (*)

1. Cash flows from operating activities

Consolidated profit for the year	6,749,770	3,996,234

Adjustments to profit-	5,499,799	5,258,376

Depreciation of tangible assets	622,359	490,555

Amortisation of intangible assets	398,852	348,119

Impairment losses (net)	1,806,983	1,843,415

Net provisions for insurance contract liabilities	1,473,435	1,497,692

Provisions (net)	1,808,478	1,141,571

Gains/losses on disposal of tangible assets	(83,272)	(179,866)

Gains/losses on disposal of investments	(1,299,046)	(30,891)

Share of results of entities accounted for using the equity method	(619,166)	(449,011)

Taxes	1,391,176	596,792

Adjusted profit	12,249,569	9,254,610

Net increase/decrease in operating assets:	(142,040,506)	(13,882,427)

Financial assets held for trading-	(42,451,923)	(6,976,058)

Loans and advances to credit institutions	2,599,313	—

Loans and advances to customers	(8,972,411)	—

Debt instruments	(25,872,315)	(4,005,998)

Other equity instruments	(3,658,529)	(214,066)

Trading derivatives	(6,547,981)	(2,755,994)

Other financial assets at fair value through profit or loss-	(3,103,172)	(3,252,226)

Loans and advances to credit institutions	4,095,407	(110,835)

Loans and advances to customers	(1,139,646)	(1,220,842)

Debt instruments	9,933,721	(1,213,512)

Other equity instruments	(15,992,654)	(707,037)

Available-for-sale financial assets-	(28,550,639)	26,133,878

Debt instruments	(31,229,897)	23,809,729

Other equity instruments	2,679,258	2,324,149

Loans and receivables-	(67,550,354)	(31,434,661)

Loans and advances to credit institutions	(8,087,968)	3,662,338

Money market operations through counterparties	3,907,905	(3,621,813)

Loans and advances to customers	(58,565,179)	(31,417,021)

Debt instruments	(171,203)	—

Other financial assets	(4,633,909)	(58,165)

Other operating assets	(384,418)	1,646,640

Net increase/decrease in operating liabilities:	95,494,609	(7,464,190)

Financial liabilities held for trading-	14,736,090	(788,302)

Deposits from credit institutions	6,738,176	—

Customer deposits	(6,502,682)	—

Debt securities	1,825,604	(2,905,781)

Trading derivatives	3,984,312	4,410,392

Short positions	8,690,680	(2,292,913)

Other financial liabilities at fair value through profit or loss-	555,299	619,124

Debt securities	555,299	619,124

Financial liabilities at amortised cost-	82,195,979	(685,483)

Deposits from central banks	14,363,334	(2,313,955)

Deposits from credit institutions	43,770,558	(14,132,950)

Money market operations through counterparties	(2,499,000)	504,479

Customer deposits	29,056,346	12,776,724

Debt securities	(7,925,063)	1,676,830

Other financial liabilities	5,429,804	803,389

Other operating liabilities	(1,992,759)	(6,609,529)

Total net cash flows from operating activities (1)	(34,296,328)	(12,092,007)

Consolidated Financial Statements

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group
Consolidated cash flow statements for the years ended december 31, 2005 and 2004 (Notes 1 to 4)

Thousands of Euros

	2005	2004 (*)

2. Cash flows from investing activities

Investments-	(2,478,073)	(3,650,892)

Subsidiaries, jointly controlled entities and associates	(18,470)	(232,758)

Tangible assets	(1,990,867)	(2,666,205)

Intangible assets	(454,107)	(416,541)

Other financial assets	—	(335,388)

Other assets	(14,629)	—

Divestments-	6,616,203	2,677,725

Subsidiaries, jointly controlled entities and associates	1,750,237	85,785

Tangible assets	2,482,232	2,276,973

Other financial assets	1,814,418	—

Other assets	569,316	314,967

Total net cash flows from investing activities (2)	4,138,130	(973,167)

3. Cash flows from financing activities

Acquisition of own equity instruments	—	(87,378)

Disposal of own equity instruments	73,432	—

Issuance/Redemption of other equity instruments	(16,089)	35,000

Redemption of equity having the substance of a financial liability	(944,968)	(2,624,283)

Issuance of subordinated liabilities	2,507,872	5,283,872

Redemption of subordinated liabilities	(2,410,288)	(465,323)

Issuance of other long-term liabilities	52,669,694	19,477,021

Redemption of other long-term liabilities	(14,269,479)	(5,893,627)

Increase/Decrease in minority interests	233,241	(266,195)

Dividends/Interest paid	(2,208,518)	(1,496,840)

Other items related to financing activities	1,500,947	(1,345,097)

Total net cash flows from financing activities (3)	37,135,844	12,617,150

4. Effect of exchange rate changes on cash and cash equivalents (4)	307,400	(348,269)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	7,285,046	(796,293)

Cash and cash equivalents at beginning of year	8,801,412	8,915,883

Cash and cash equivalents at end of year	16,086,458	8,119,590

(*) Presented for comparison purposes only.
The accompanying Notes 1 to 58 and Exhibits are an integral part of the consolidated cash flow statement at December 31, 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 1 and 58). In the event of a discrepancy, the Spanish-language version prevails.

Santander Group Notes to the consolidated financial statements for the year ended December 31, 2005

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.gruposantander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own individual financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting of the Bank on June 18, 2005. The 2005 consolidated financial statements of the Group and the 2005 financial statements of the Bank and almost all the Group entities have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2005 were prepared by the Bank’s directors (at the Board meeting on March 27, 2006) in accordance with International Financial Reporting Standards, as adopted by the European Union, and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2005, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in 2005. These consolidated financial statements were prepared from the individual accounting records of the Bank and of each of the companies composing the Group, and include certain adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The consolidated financial statements for the year ended December 31, 2005 were the first to be prepared in accordance with International Financial Reporting Standards, as adopted by the European Union. These standards entail, with respect to the standards in force when the Group’s consolidated financial statements for 2004 were prepared (Bank of Spain Circular 4/1991):

-	Significant changes in accounting policies, measurement bases and presentation of the financial statements;

-	The inclusion in the consolidated financial statements of two new financial statements, namely the consolidated statement of changes in equity and the consolidated cash flow statement; and

-	A significant increase in the volume of disclosures in the notes to the consolidated financial statements.

Note 57 to the consolidated financial statements contains the reconciliation of the consolidated balance sheet balances at the beginning and end of the year ended December 31, 2004 and the related results for 2004 -which, therefore, were reflected in the Group’s consolidated financial statements for that year- to the corresponding balances for 2004 determined in accordance with the new standards.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Consolidated Financial Statements

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and rules and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

	-	The impairment losses on certain assets (Notes 6, 7, 8, 10, 12, 13, 16 and 17);

	-	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (Note 25);

	-	The useful life of the tangible and intangible assets (Notes 16 and 17);

	-	The measurement of goodwill arising on consolidation (Note 17); and

	-	The fair value of certain unquoted assets (Notes 8, 9 and 11).

d)	Other matters

i. Disputed corporate resolutions

The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the General Meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 will have no effect on the financial statements of the Bank and the Group.

On April 25, 2002, the Santander Court of First Instance number 1 rejected in full a claim contesting resolutions adopted at the General Meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.

On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the General Meeting on

March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On March 12, 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting resolutions adopted at the General Meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting resolutions adopted at the General Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

On May 29, 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the General Meeting on June 24, 2002. An appeal has been filed against the judgment.

Despite the amount of time elapsed, the Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted by the shareholders at the General Meeting on June 21, 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3 in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank. In this matter, an acquittal was handed down on April 13, 2005, and a cassation appeal was filed against it by the private prosecution. A new claim has also been filed with the Santander Court of First Instance number 7 to contest the resolutions adopted by the shareholders at the same General Meeting on June 21, 2003. This proceeding has been joined with the foregoing proceeding, wh ich means that it is subject to the effects of the stay on grounds of the need for an interlocutory decision in the criminal jurisdiction.

On October 28, 2005, the Santander Court of First Instance number 8 rejected in full the claims contesting the resolutions adopted at the General Meeting on June 19, 2004. An appeal has been filed against the judgment.

The claims contesting the resolutions adopted at the General Meeting on June 18, 2005, are currently being processed at the Santander Court of First Instance number 10.

ii. Credit assignment transactions

Following the investigations carried out since 1992 by the Madrid Central Examining Court number 3, “abbreviated” proceeding no. 53/92 is currently underway under Article 757 of the Spanish Criminal Procedure Law, to determine the liabilities related to certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989.

The Court handed down an order on July 16, 1996, following a request to this effect from the Government Lawyer and after having consulted the State Tax Agency, to dismiss the actions against the Bank and its executives in respect of the income derived from the aforementioned transactions. Subsequently, the Government Lawyer, as the representative of the Public Treasury, and the Public Prosecutor’s Office have repeatedly applied to have the case against the Bank and its executives dismissed and struck out. However, a decision was rendered on June 27, 2002 to turn the aforementioned preliminary court proceedings into an “abbreviated” proceeding under Article 757 of the Spanish Criminal Procedure Law. The Public Prosecutor’s Office, the Bank and its executives have appealed against this decision.

On June 23, 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, and explicitly recognized that the assignments of naked credit ownership were lawfully marketed and reduced the proceedings from 138 to 38 customer transactions (it should be noted that the Government Lawyer and the Public Prosecutor’s Office have also requested dismissal and strike-out of the case on grounds that no offence had been committed) with respect to which the Bank’s possible involvement is still being alleged.

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defence of Investors and Consumers, on October 6, 2004 the Court ordered commencement of a trial for cumulative offences of misrepresentation and forgery of official documents, three cumulative offences of misrepresentation and forgery of commercial documents and thirty offences against the Public Treasury, against the Chairman of the Bank and three executives and ordered that they post a bond to cover fines and costs, on a joint and several basis, for EUR 67.8 million which has been subsequently reduced to EUR 40.1 million. Pursuant to the order,

Section One of the Criminal Chamber of the National Appellate Court has been designated as the body with jurisdiction to conduct the trial.

e)	Information relating to 2004

The information relating to 2004 contained in these notes to the consolidated financial statements is presented with the information relating to 2005 for comparison purposes only and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2004.

f)	Equity

Through the publication of Law 13/1992, of June 1, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto, the regulations governing the minimum capital requirements for credit institutions -both at entity level and at consolidated group level-came into force.

At December 31, 2005, the Group’s eligible capital exceeded the minimum requirements by EUR 10,384 million.

g)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

h)	Subsequent events

From January 1, 2006 to the date on which these consolidated financial statements were authorised for issue there were no events significantly affecting them.

2.	Accounting policies and rules and measurement basis

The accounting policies and rules and measurement bases applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i. Functional currency

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Consolidated Financial Statements

ii. Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

-	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates); and

-	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

-	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

-	Non-monetary items measured at fair value are translated at the exchange rate on the date when the fair value was determined.

-	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year.

-
The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

-	Assets and liabilities, at the closing rate.

-	Income and expenses, at the average exchange rates for the year.

-	Equity items, at the historical exchange rates.

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under “Exchange Differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under “Valuation Adjustments - Exchange Differences”.

The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognised under “Valuation Adjustments - Exchange Differences” in the consolidated balance sheet until the related item is derecognised, when they are recognised in the consolidated income statement.

iv. Entities located in hyperinflationary economies

None of the functional currencies of the consolidated subsidiaries and associates located abroad relate to hyperinflationary economies as defined by the International Financial Reporting Standards adopted by the European Union. Accordingly, at 2005 year-end it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

v. Exposure to foreign currency risk

At December 31, 2005, the Group’s highest levels of exposure on more temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the Chilean peso, the pound sterling and the Mexican peso. At that date, its highest levels of exposure on more permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the US dollar.

b)	Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise management control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognised at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (Note 17). Negative differences are charged to income on the date of acquisition.

The share of third parties of the Group’s equity is presented under “Minority Interests” in the consolidated balance sheet (Note 28) and their share of the profit for the year is presented under “Profit Attributed to Minority Interests” in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Exhibits contain significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities)

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank and, therefore, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities.

The Exhibits contain significant information on these entities.

iii. Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s interest in the associate.

The Exhibits contain significant information on these entities.

iv. Other matters

The companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2005 and which, therefore, were accounted for as subsidiaries are: (i) Inmuebles B de V 1985 C.A. and (ii) Servicios Universia Venezuela S.U.V., S.A., in which the Group held ownership interests of 35.11% and 33.37%, respectively, at that date (Exhibit I).

The companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates are: (i) Attijariwafa Bank Société Anonyme (Attijariwafa) and (ii) Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., in which the Group held ownership interests of 14.55% and 15.28%, respectively, at that date (Exhibit II).

Consolidated Financial Statements

v. Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognised for accounting purposes as follows:

-	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

-
The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet.

-
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognised as discussed in Note 2-m; any positive difference is recognised in “Other Gains” in the consolidated income statement.

When shares in an entity are acquired in stages, the following criteria are applied until as a result of a given purchase the Group obtains control over the investee:

-	The cost of the business combination is the aggregate cost of the individual transactions.

-
At each of the share acquisition dates, and until control over the acquiree is obtained, goodwill or negative goodwill is calculated separately for each transaction using the criteria explained above in this Note.

-
Any difference between the fair value of the items of the acquiree on each of the successive acquisition dates and their fair value on the date of acquisition of control of the acquiree is recognised as a revaluation of the related assets and liabilities.

Furthermore, purchases of minority interests subsequent to the date on which control of an entity is obtained are recognised as equity transactions; i.e. the difference between the price paid and the proportion of ownership interest acquired from minority interests at the carrying amount is recognised in consolidated equity.

vi. Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2005 and 2004.

c)	Definitions and clasification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

“Compound financial instruments” are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

	-	Investments in subsidiaries, joint ventures and associates (Note 13)

-	Rights and obligations under employee benefit plans (Note 25).

-	Rights and obligations under insurance contracts (Note 15).

-	Contracts and obligations relating to employee remuneration based on own equity instruments (Note 33).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “noncurrent assets held for sale” or they relate to “cash and balances with central banks”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (asset side), “hedging derivatives” and “investments”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

-
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments

-
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

Financial instruments included in this category (and “Other Financial Liabilities at Fair Value through Profit or Loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.

-	Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

-
Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes the required adjustments to reflect estimated impairment losses).

-	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks

-	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

-	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

-
Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

-	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

Consolidated Financial Statements

-
Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Mutual fund units are included in this item.

-	Trading derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting.

-
Other financial assets: other debit balances in favour of the Group in respect of transactions which do not have the nature of credit (such as checks drawn on credit institutions, the amounts receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, and fees and commissions receivable for financial guarantees).

-
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

-	Hedging derivatives: includes the fair value in favour of the Group of derivatives designated as hedging instruments in hedge accounting.

-	Investments: includes the investments in the share capital of associates.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “liabilities associated with non-current assets held for sale” or they relate to “hedging derivatives”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side) and “equity having the substance of a financial liability”, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).

-
Other financial liabilities at fair value through profit or loss: this category includes all hybrid financial liabilities not held for trading that have to be measured entirely at fair value, including life insurance linked to mutual funds that does not expose the issuer of the contract to a significant insurance risk, when the financial assets to which they are linked are also measured at fair value through profit or loss.

-
Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the (consolidated entity) transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

-
Financial liabilities at amortised cost: financial liabilities not included in any of the above-mentioned categories which arise from the ordinary deposit-taking activities carried on by financial institutions, irrespective of their instrumentation and maturity.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

-	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

-
Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

-
Debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

	-	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.

	-	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.

	-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

	-	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.

	-	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.

-
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

	-	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

-
Equity having the substance of a financial liability: amount of the financial instruments issued by the consolidated entities that, although equity for legal purposes, do not meet the requirements for classification as equity.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price, and are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently.

The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques sufficiently used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised with a balancing entry in “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

Financial derivatives whose underlyings are equity instruments the fair value of which cannot be reliably measured and which are settled through delivery thereof are measured at cost.

“Loans and Receivables” and “Held-to-Maturity Investments” are measured at amortised cost using the effective interest method. “Amortised cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortisation (as reflected in the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost furthermore includes any reductions for impairment. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognised.

Consolidated Financial Statements

The effective interest rate is the discount rate that exactly matches the initial amount of a financial instrument to its estimated cash flows during its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial performance. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised again.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under “Financial Liabilities Held for Trading”, “Other Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Following is a summary of the various valuation techniques used by the Group to measure the financial instruments included in “Financial Assets Held for Trading” and “Other Financial Assets at Fair Value through Profit or Loss” on the asset side of the consolidated balance sheet and in “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” on the liability side of the consolidated balance sheet at December 31, 2005:

Market Value Based on:	Assets	Liabilities

Public price quotations in active markets	61.3%	35.2%

Internal valuation models with observable market data	38.5%	64.5%

Internal valuation models with non-market data	0.2%	0.3%

	100.0%	100.0%

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognised under “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate- and those arising for other reasons, which are recognised at their net amount under “Gains/Losses on Financial Assets and Liabilities”.

Adjustments due to changes in fair value arising from:

-
“Available-for-Sale Financial Assets” are recognised temporarily in equity under “Valuation Adjustments -Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised in “Valuation Adjustments - Exchange Differences (exchange differences arising on monetary financial assets are recognised in “Exchange Differences” in the consolidated income statement).

-
Items charged or credited to “Valuation Adjustments -Available-for-Sale Financial Assets” and “Valuation Adjustments - Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognised, whereupon they are charged to the consolidated income statement.

-
Unrealised gains on available-for-sale financial assets classified as “Non-Current Assets Held for Sale” because they form part of a disposal group or a discontinued operation are recognised with a balancing entry in “Valuation Adjustments - Non-Current Assets Held For Sale”.

-	“Financial Liabilities at Fair Value through Equity” are recognised with a balancing entry in “Valuation Adjustments - Financial Liabilities at Fair Value through Equity”.

v. Hedging transactions

The consolidated entities use financial derivatives for the purpose of trading with customers who request these instruments in order to manage their own market and credit risks and for investment purposes; for the purpose of managing the risks of the Group entities’ own positions and assets and liabilities (“hedging derivatives”); or for the purpose of obtaining gains from changes in the prices of these derivatives.

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if it meets all of the following conditions:

1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the fair value of assets and liabilities due to fluctuations in, inter alia, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

	b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

	c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

	a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

	b.	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was intended to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.
In fair value hedges, the changes arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount

Consolidated Financial Statements

(attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under “Changes in the Fair Value of Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in equity under “Valuation Adjustments - Cash Flow Hedges” until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the changes in value of the hedging derivatives is recognised directly in the consolidated income statement.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in equity under “Valuation Adjustments - Hedges of Net Investments in Foreign Operations” until the gains or losses on the hedged item are recognised in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognised directly under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement.

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other Financial Assets/Liabilities at Fair Value through Profit or Loss” or as “Financial Assets/Liabilities Held for Trading”.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.
If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the repurchase date, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to new holders and other similar cases, the transferred financial asset is derecognised and any right or obligation retained or created in the transfer is recognised simultaneously.

2.
If the Group retains substantially all the rights and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them for a fixed price or the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria used before the transfer. However:

		a.	An associated financial liability is recognised for an amount equal to the consideration received. This liability is subsequently measured at amortised cost.

		b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability are recognised in the consolidated income statement.

3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset and other similar cases-, the following distinction must be made:

		a.	If the transferor does not retain control, the transferred financial asset is derecognised and any right or obligation retained or created in the transfer is recognised.

b.
If the transferor retains control, it continues to recognise the transferred financial asset for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability shall be the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired (with the intention either to cancel them or to re-place them).

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. presented in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognised amounts and intend either to settle them on a net basis or to realise the asset and pay the liability simultaneously.

g)	Impairment of financial assets

	i.	Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

	-	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the transaction date.

	-	In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognised impairment losses, if any, is recognised in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognise the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

When the recovery of any recognised impairment is considered unlikely, the amount of the impairment is derecognised, without prejudice to any actions that the consolidated entities may initiate to seek collection of the amount receivable until their contractual rights are extinguished by expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments measured at amortised cost

The amount of an impairment loss incurred on a debt instrument measured at amortised cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following should be taken into account:

-
All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

-	The various types of risk to which each instrument is subject, and

-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically as regards impairment losses resulting from materialisation of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

Consolidated Financial Statements

-	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

-	When country risk materialises: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Impairment losses on these assets are assessed as follows:

-
Individually, for all significant debt instruments and for instruments which, although not material, are susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts.

-
Collectively in all other cases. The Group classifies transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status and type of collateral or guarantee, and age of past-due amounts. For each risk group, it establishes the minimum impairment losses (“identified losses”) that must be recognised.

In addition to the recognition of identified losses, the Group recognises an impairment allowance for losses inherent to debt instruments not measured at fair value through profit or loss and to contingent liabilities classified as standard risk taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.

The inherent impairment losses on risks accounted for by the Spanish entities (and on transactions performed in the name of residents in Spain and accounted for by the foreign consolidated entities) are quantified by application of the parameters established by the Bank of Spain based on its experience and on the information available to it on the Spanish banking industry.

The Group has in place a corporate methodology for the classification of credit risk and the criteria applied by it for the calculation of impairment losses at its foreign subsidiaries are consistent with those used for the Spanish financial institutions.

The impairment losses recognised at any given time are the sum of the losses on specific transactions and the inherent impairment losses.

	iii.	Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortisation in the case of debt instruments) and their fair value less any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence that the losses arising on measurement of these instruments are due to impairment, they are no longer recognised in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are recorded, for the cumulative amount at the date of measurement, in the consolidated income statement. If all or part of the impairment losses are subsequently reversed, the reversed amount is recognised in the consolidated income statement for the year in which the reversal occurred (under “Valuation Adjustments - Available-for-Sale Financial Assets” in the case of equity instruments).

	iv.	Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognised in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently in the case of the sale of the related assets.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognised in the consolidated balance sheet as financing granted (received) based on the nature of the debtor (creditor) under “Loans and Advances to Credit Institutions” or “Loans and Advances to Customers” (“Deposits from Credit Institutions” or “Customer Deposits”).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

The item “Non-Current Assets Held for Sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise-will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

The item “Liabilities Associated with Non-Current Assets” includes the credit balances arising from assets or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under “Impairment Losses - Non-Current Assets Held for Sale” in the consolidated income statement. The gains on a noncurrent asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)	Reinsurance assets and Liabilities under insurance contracts

The item “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

The item “Liabilities under Insurance Contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results are recognised under “Insurance Activity Income” in the consolidated income statement.

In accordance with standard accounting practice in the insurance sector, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At each reporting date the Group assesses whether the insurance liabilities recognised in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:

-
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-
The value recognised in the consolidated balance sheet for insurance liabilities (Note 15), net of any related deferred acquisition costs or intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this amount is charged to the consolidated income statement.

k)	Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

	i.	Tangible assets for own use

Tangible assets for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Consolidated Financial Statements

For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets settled through foreclosure.

Depreciation is calculated by the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognised in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

The estimated useful lives of tangible assets for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to tangible assets for own use are recognised as an expense in the period in which they are incurred.

Annual Rate

Buildings for own use	2%

Furniture	7.5% to 10%

Fixtures	6% to 10%

Office and IT equipment	10% to 25%

Remodelling of rented offices	5% to 10%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

	ii.	Investment property

“Investment Property” reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to tangible assets for own use.

	iii.	Other assets leased out under an operating lease

“Other Assets Leased out under an Operating Lease” reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to tangible assets for own use.

l)	Accounting for leases

	i.	Finance leases

Finance leases are leases that transfer to the lessee substantially all the risks and rewards incidental to ownership of the leased asset.

When the consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the purchase option of the lessee at the end of the lease term- is recognised as lending to third parties and is therefore included under “Loans and Receivables” in the consolidated balance sheet.

When the consolidated entities act as lessees, they present the cost of the leased assets in the consolidated balance sheet according to the nature of the asset forming the subject-matter of the contract and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments to be made to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for tangible assets for own use.

In both cases, the finance income and finance expense arising from these contracts is credited or debited, respectively, to “Interest and Similar Income” and “Interest Expense and Similar Charges” in the consolidated income statement so as to achieve a constant rate of return over the life of the lease contracts.

	ii.	Operating leases

In operating leases ownership of the leased asset and substantially all the risks and rewards incidental to it remain with the lessor.

When the consolidated entities act as lessors, they present the acquisition cost of the leased assets under “Tangible Assets” (Note 16). The depreciation policy for these assets is consistent with that for similar tangible assets for own use and income from operating leases is recognised on a straight-line basis under “Other Operating Income” in the consolidated income statement.

When the consolidated entities act as lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other General Administrative Expenses” in their consolidated income statements.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in their balance sheets of the acquirees.

-	If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably.

-
The remaining amount is recognised as goodwill, which is allocated to one or more specific cash-generating units (a CGU is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill -which is only recognised when it has been acquired for consideration- represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment Losses – Goodwill” in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Consolidated Financial Statements

ii.	Other intangible assets

This item includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under “Depreciation and Amortisation - Intangible Assets” in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to “Impairment Losses - Other Intangible Assets” in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (Note 2-k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)	Prepayments and accrued income and Accrued expenses and deferred income

These items include all the balances of prepayments and accrued income and of accrued expenses and deferred income, excluding accrued interest.

ñ)	Other assets and Other liabilities

“Other Assets” in the consolidated balance sheet include the amount of assets not recorded in other items, the breakdown being as follows:

-
Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. “Inventories” include land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised. This expense is included under “Cost of Sales” in the accompanying consolidated income statements (Note 47) when it relates to activities of the non-financial entities that do not form part of the consolidable group of credit institutions or under “Other Operating Expenses” in all other cases.

-
Other: this item includes the amount of the difference between pension plan obligations and the value of the plan assets with a debit balance for the entity, when the net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

“Other Liabilities” include the payment obligations having the substance of liabilities and not included in any other category.

o)	Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

-
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or settlement date; and

-
Contingent liabilities: possible obligations that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

-
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRSs, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

	-	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including commitments to early retirees and similar obligations.

	-	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

-
Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

	-	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation (Note 25).

p)	Litigation and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2005 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

-
The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

-
The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted from equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments are directly added to or deducted from equity.

Consolidated Financial Statements

r)	Equity-instrument-based employee remuneration

Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees, irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

	i.	Interest income, interest expenses and similar items

As a general rule, interest income, interest expenses and similar items are recognised on the basis of their period of accrual using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

However, the recognition of interest accrual in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognised as income, when collected, as a reversal of the related impairment losses.

	ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The most significant fee and commission items are as follows:

	-	Those relating to financial assets and financial liabilities measured at fair value through profit or loss, which are recognised when paid.

	-	Those arising from transactions or services that are provided over a period of time, which are recognised over the life of these transactions or services.

	-	Those relating to a service provided in a single act, which are recognised when the single act is carried out.

	iii.	Non-finance income and expenses

These are recognised for accounting purposes on an accrual basis.

	iv.	Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

	v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognised in income over the term of the loan. The related direct costs can be deducted from this amount.

t)	Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, insurance and credit derivatives.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortised cost, as discussed in section c) above.

The provisions made for these transactions are recognised under “Provisions - Provisions for Contingent Liabilities and Commitments” on the liability side of the consolidated balance sheet (Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.

If a provision is required for these financial guarantees, the unearned commissions recognised under “Accrued Expenses and Deferred Income” on the liability side of the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and mutual and pension funds managed by the Group

Assets owned by third parties managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and Commission Income” in the consolidated income statement. The details on third-party assets managed by the Group at December 31, 2005 are disclosed in Note 37.

The mutual funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The commissions earned in the year for the services rendered by the Group entities to these funds (asset management and portfolio deposit services) are recognised under “Fee and Commission Income” in the consolidated income statement.

v)	Post-employment benefits

Under the collective labour agreements currently in force, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be “defined contribution plans” when the Group makes pre-determined contributions (recognised in “Personnel Expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (Note 25).

Defined benefit plans

The Group recognises under “Provisions - Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet (or under “Other Assets -Other” on the asset side, as appropriate) the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognised cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

-
They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement as an asset item in the consolidated balance sheet under “Insurance Contracts Linked to Pensions”, which, in all other respects, is treated as a plan asset.

“Actuarial gains and losses” are deemed to be those arising from differences between previous actuarial assumptions and what has actually occurred in the plan and from changes in the actuarial assumptions used. The Group uses, on a plan-by-plan basis, the corridor method and recognises in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognised at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

Consolidated Financial Statements

The past service cost -which arises from changes to current post-employment benefits or from the introduction of new benefits- is recognised on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognised in the consolidated income statement as follows:

	-	Current service cost -defined as the increase in the present value of the obligations resulting from employee service in the current period-, under “Personnel Expenses”.

-
Interest cost -defined as the increase during the year in the present value of the obligations as a result of the passage of time-, under “Interest Expense and Similar Charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognised in the income statement relates exclusively to the obligations recognised as liabilities.

	-	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and Similar Income”.

	-	The actuarial gains and losses calculated using the corridor approach and the unrecognised past service cost are recognised under “Provisions (Net)” in the consolidated income statement.

w)	Other long-term employee benefits

“Other Long-Term Employee Benefits”, defined as commitments to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, commitments for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognised immediately (Note 25).

x)	Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

y)	Income tax

The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

“Tax Assets” include the amount of all tax assets, which are broken down into “current” -amounts of tax to be recovered within the next twelve months- and “deferred” -amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax Liabilities” include the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and “deferred” -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the forseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities recognised are reassessed at year-end in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Income and expenses recognised directly in equity are accounted for as temporary differences.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the items composing the balances of certain consolidated balance sheet headings and the average interest rates at 2005 year-end is provided in Note 53.

aa)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

	-	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

	-	Operating activities: typical banking activities and other activities that are not investing or financing activities.

	-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

	-	Financing activities: activities that result in changes in the size and composition of equity and borrowings and are not operating activities.

3.	Santander Group

a)	Banco Santander Central Hispano, S.A.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group.  Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

The Exhibits provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	International Group structure

At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

Consolidated Financial Statements

c)	Acquisitions and disposals

The principal equity investments acquired and sold by the Group in 2005 and 2004 and other significant corporate transactions were as follows:

	i.	Abbey National plc (Abbey)

On July 25, 2004, the respective Boards of Directors of the Bank and Abbey approved the terms on which the Board of Directors of Abbey recommended to its shareholders the tender offer launched by Banco Santander for all the ordinary share capital of Abbey under a Scheme of Arrangement subject to the UK Companies Act.

After the related Annual General Meetings of Abbey and the Bank were held in October 2004, and the other conditions of the transaction were met, on November 12, 2004 the acquisition was completed through the delivery of one new Banco Santander share for every Abbey ordinary share. The capital increase performed to cater for the purchase amounted to EUR 12,541 million (Note 31), equal to 1,485,893,636 new shares of EUR 0.5 par value and a share premium of EUR 7.94 each.

Its consolidated assets and consolidated equity, calculated in accordance with UK accounting principles, amounted to GBP 170,000 million and GBP 4,300 million, respectively, at December 31, 2004, the date of first-time consolidation of Abbey in the Santander Group. Accordingly, the consolidated balance sheet at that date includes the effect of the acquisition, whereas the consolidated income statement for the year ended December 31, 2004 does not include the results obtained by Abbey from the date of completion of the acquisition, which were not material. The goodwill arising on the acquisition (Note 17) included the adjustments and valuations required for it to be presented in conformity with the accounting policies and measurement bases described in Note 2.

ii.	Interbanco, S.A. (Interbanco)

In September 2005 the Group and the Portuguese company SAG (Soluções Automóvel Globlais) reached an agreement to jointly provide consumer finance and vehicle financing services in Portugal and operate the vehicle “renting” business in Spain and Portugal. Interbanco had assets amounting to EUR 700 million at 2004 year-end.

In January 2006 the Group paid EUR 118 million for a 50.001% interest in the share capital of Interbanco.

Following this acquisition, the Group and SAG will concentrate, in a single company, their consumer finance and vehicle financing services, which will entail the merger of Interbanco and Hispamer Portugal. The Group will own 60% of the share capital of the post-merger company and SAG the remaining 40%. The new company will be the automobile financing market leader in Portugal.

iii.	Elcon Finans AS (Elcon) and Bankia Bank ASA (Bankia)

In September 2004 the Group acquired all the shares of Elcon (a leading Norwegian vehicle financing company) for NOK 3,440 million (EUR 400 million). Subsequently, the Group resolved to sell Elcon’s leasing and factoring businesses for approximately EUR 160 million. The resulting goodwill amounted to EUR 120 million.

In 2005 the Group acquired all the shares of the Norwegian bank Bankia for EUR 54 million. The goodwill arising on this investment amounted to EUR 45 million.

The merger of these two companies in 2005 gave rise to Santander Consumer Bank AS (Note 17).

iv.	Polskie Towarzystwo Finansowe S.A. (PTF)

In February 2004 Santander Consumer Finance, S.A. announced the acquisition of all the shares of the Polish consumer finance company Polskie Towarzystwo Finansowe, S.A., together with the loan portfolio managed by it, for EUR 524 million, of which EUR 460 million relate to the nominal amount of the loan portfolio acquired. The transaction as a whole gave rise to goodwill totalling EUR 59 million (Note 17).

v.	Finconsumo Banca S.p.A. (Finconsumo)

In 2003 the Group resolved to acquire the 50% ownership interest in the share capital of Finconsumo that it did not own and acquired 20% for EUR 60 million in that year. In January 2004 it acquired the remaining 30% for EUR 80 million, giving rise to goodwill of EUR 55 million (Note 17).

vi.	Abfin B.V. (Abfin)

In September 2004 the Group acquired the Dutch company Abfin, which engages mainly in vehicle financing, for EUR 22 million. The goodwill arising on this acquisition amounted to EUR 1.6 million.

vii.	Grupo Financiero Santander Serfin, S.A. de C.V. (Grupo Financiero Santander Serfin) and Banco Santander Mexicano, S.A.

In December 2002 the Group reached an agreement with Bank of America Corporation whereby the latter acquired 24.9% of Grupo Financiero Santander Serfin, S.A. for USD 1,600 million (EUR 1,457 million). Under this agreement, Bank of America Corporation will keep its holding for at least three years, and after this period it may, if it deems it appropriate, use several liquidity mechanisms, including the listing of its holding on the stock exchange and the right to sell this holding to the Group, at one time, at its carrying amount at the time of the sale, calculated in accordance with international accounting standards.

After this sale, the Group’s ownership interest in the share capital of Grupo Financiero Santander Serfin, S.A. stood at 73.98%.

In June 2004 Grupo Financiero Santander Serfin, S.A. increased capital by EUR 163.4 million, of which the Group subscribed EUR 122.5 million.

On November 29, 2004, the Annual General Meetings of Banco Santander Mexicano, S.A., Banca Serfin, S.A., Factoring Santander Serfin, S.A. de C.V. and Fonlyser, S.A. de C.V. resolved to merge the three last-mentioned entities into Banco Santander Mexicano, S.A. This merger was effective for accounting purposes from December 31, 2004. In January 2005 the post-merger entity changed its name to Banco Santander Serfin, S.A.

viii.	Compañía Española de Petróleos, S.A. (Cepsa)

In 2003 the Bank launched a tender offer for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of EUR 909 million (Note 13).

Total, S.A. considered that the tender offer constituted a breach of historical side agreements between it and the Bank in relation to Cepsa (agreements which had, however, been rendered ineffective automatically by Law 26/2003) and, accordingly, filed a request for arbitration seeking injunctive measures at the Netherlands Court of Arbitration. The award rendered in this injunctive arbitration proceeding, which does not constitute a preliminary ruling on, or consider the merits of, the matters raised since they must be resolved in an arbitration on the merits already in progress, established injunctive measures that can be summarised as follows:

1.	Requirement for the Bank and Total, S.A. to act in concert with respect to the shares of Cepsa held by them directly or indirectly.

2.	Prohibition against the sale or charging of the direct or indirect holdings of the Bank in Somaen Dos, S.L. (Somaen), a company through which it owned its holding in Cepsa prior to the tender offer.

3.	Prohibition against the sale or charging of the Cepsa shares acquired by Santander in the tender offer.

The arbitration proceeding to resolve on the merits of the case is currently underway. The decision to be adopted in this proceeding will not be conditioned by the award rendered in the injunctive proceeding described above, which is provisional and does not constitute a preliminary ruling on the merits. The award has not yet been notified.

ix.	Unión Fenosa, S.A. (Unión Fenosa)

In 2002 several purchases of shares of Unión Fenosa were made for a total amount of EUR 465 million. In 2004 the Group sold 1% of its holding in Unión Fenosa, leaving an ownership interest of 22.02% at December 31, 2004.

The investment in Unión Fenosa was sold in 2005 at a price of EUR 2,219 million and the gain on this disposal, which amounted to EUR 1,157 million, was recognised in “Other Gains” (Note 52).

x.	Sovereign Bancorp Inc. (Sovereign)

In 2005 the Group reached an agreement with Sovereign, a US entity based in Philadelphia, for the acquisition of a 19.8% stake in the US bank. The Group will subscribe to a USD 1,950 million capital increase at Sovereign and will purchase treasury shares from it amounting to approximately USD 450 million, in both cases at USD 27 per share. Sovereign will use the proceeds thus obtained, together with the proceeds from the sale to the Group of an issue of preferred shares and Tier I instruments, to acquire Independence Community Bank Corp. (ICBC), a regional bank based in New York.

Consolidated Financial Statements

Following these two transactions, the Group will have invested approximately USD 2,400 million in the acquisition of 19.8% of the new Sovereign. The goodwill arising on the acquisition will amount to approximately USD 660 million.

After the acquisition of ICBC has been completed, Sovereign will rank eighteenth in the US in terms of asset volume and deposits, which will stand at USD 78,067 million and USD 48,000 million, respectively. It will also achieve a significant presence in the North East of the US, with 788 branches in New York, New Jersey, New England and Pennsylvania and 10,200 employees.

Having an ownership interest in Sovereign will enable Banco Santander to further enhance its investment diversification strategy both from a geographical and a currency standpoint.

Banco Santander will account for the investment in the US entity using the equity method. This investment will have a positive impact on the Bank’s earnings per share from the first year.

Under the agreement between Santander and Sovereign, after the capital increase and the purchase of treasury shares, Banco Santander will be entitled to acquire Sovereign shares in order to raise its ownership interest to 24.9%; however, it will only be able to exercise the voting rights relating to a 19.99% stake. Within five years from the initial acquisition, Banco Santander will not increase its holding in Sovereign above 24.9%, unless it acquires all the shares of this company. This increase is governed by various rules which apply to each of the phases of the five-year period. Once the five years have elapsed, or at an earlier date if the Board of Directors of Sovereign rejects an offer by Banco Santander to acquire all the shares of this company (and this offer meets certain requirements), Banco Santander may opt to sell its stake, to maintain its investment or to increase it to 100% of the share capital of Sovereign.

This deal is subject to approval by the Bank of Spain and by the competent US authorities.

xi.	Island Finance

The Group and Wells Fargo & Company have reached an agreement for the acquisition from the latter of the assets and operations of Island Finance in Puerto Rico. At December 31, 2005, the loans and receivables of Island Finance amounted to approximately USD 627 million.

The deal provides for the acquisition by the Group of all the operations of Island Finance (except for its debt and other liabilities), for which the Group will pay a premium of USD 137 million.

The deal is expected to be completed in the first few months of 2006, subject to the related regulatory authorisations and the absence of any material adverse changes in the business or the assets of Island Finance.

Island Finance provides consumer and mortgage lending to approximately 205,000 customers through its 70 branch offices in Puerto Rico, as well as instalment sales through retail businesses. Island Finance belongs to Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.

* * *

The cost, total assets and gross income of the other consolidated companies acquired and disposed of in 2005 and 2004 were not material with respect to the related consolidated totals.

d)	Off-shore entities

At December 31, 2005, the Group had ownership interests in the share capital of 25 subsidiaries resident in tax havens, excluding Abbey subsidiaries, which are dealt with at the end of this note.

The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Exhibits to these consolidated financial statements together with other data thereon.

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preferred shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to the Santander Group.

These banks and companies, whose activities are detailed below, contributed EUR 348 million to the Group’s consolidated profit.

These Group subsidiaries operate mainly in the Bahamas and have a total of 125 employees.

The business activities of these subsidiaries are classified into four categories, namely:

i.	Operating subsidiaries engaging in banking or financial activities

The subsidiaries engaging in banking or financial activities at 2005 year-end were as follows:

-
Santander Bank and Trust, Ltd., a bank resident in the Bahamas which engages mainly in international private banking for foreign customers. It also handles investments in bonds and equities and financing transactions.

-
Banco Santander Bahamas International, Ltd., an entity resident in the Bahamas engaging mainly in equities trading and financing transactions. Its profit was due mainly to the sound market performance during the year.

-
Santander Investment Limited, a company resident in the Bahamas which is managed from the New York branch. It performs brokerage and investment activities in the US market, mainly in Latin American fixed-income securities.

-	Santander Trade Services, Ltd. (Hong Kong), an intermediary in export documentary credits.

-	Banco Santander (Panamá), S.A., which is progressively reducing its banking activity.

-	Banco Caracas, N.V. (Dutch Antilles). This subsidiary, which engages in banking activities, is currently in the process of being sold.

ii.	Inactive or mere asset holding subsidiaries

At 2005 year-end, the following companies were inactive, mere asset holding companies or in liquidation:

-	Santander Merchant Bank, Ltd. (Bahamas), which made divestments during the year to remain inactive.

-	Santander Investment Bank, Ltd. (Bahamas). Divestments were made during the year to discontinue its banking activity.

-	Pan American Bank, Ltd., a Bahamas-resident bank which is inactive.

-	Serfin International Bank and Trust, Ltd. (Cayman Islands), which was virtually inactive in 2005.

-	Larix Limited, an Isle of Man-resident property and marketable securities holding company.

-	Serfin VII, Ltd., a company which has been dissolved and is pending liquidation.

iii.	Holding companies

The two holding companies (Holbah, Ltd. and Holbah II, Ltd.), which are resident in the Bahamas, are mainly holders of investments in other Group companies abroad.

These companies do not perform any kind of business activity other than equity investment management. Their assets consist mainly of permanent equity investments, cash and accounts receivable from other Group companies. They are funded through their own funds and Group loans. Therefore, a significant portion of their profits arise from transactions with other Group companies which are eliminated on consolidation.

iv.	Issuing companies

The Group has 11 issuing companies located in the following jurisdictions:

1.	Issuers of preferred securities:

	-	Banesto Holdings, Ltd. (Guernsey)

	-	Totta & Açores Financing, Limited (Cayman Islands)

	-	Pinto Totta International Finance, Limited (Cayman Islands)

	-	BCH Capital, Ltd. (Cayman Islands)

	-	BCH Eurocapital, Ltd. (Cayman Islands)

	-	BSCH Finance, Ltd. (Cayman Islands) The last three companies are in liquidation.

The last three companies are in liquidation.

2.	Issuers of debt:

	-	Banesto Finance, Ltd. (Cayman Islands)

	-	Banesto Issuances, Ltd. (Cayman Islands)

	-	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

	-	Santander Central Hispano International Ltd. (Cayman Islands)

	-	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preferred securities and subordinated debt issues launched by the aforementioned issuers were authorised by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes.

Consolidated Financial Statements

These companies will be liquidated as the issues outstanding are redeemed, in accordance with the plan established by the Group.

The results contributed to the Group in 2005 by the main subsidiaries are detailed below:

Unit	Location	Millions of Euros

Santander Bank & Trust, Ltd.	Bahamas	109.09

Banco Santander Bahamas International, Ltd.	Bahamas	178.97

Santander Investment Limited	Bahamas	(12.95)

Santander Trade Services, Ltd.	Hong Kong	2.86

Banco Santander (Panamá), S.A.	Panama	2.85

Banco Caracas, N.V.	Dutch Antilles	4.68

Santander Merchant Bank, Ltd.	Bahamas	7.57

Santander Investment Bank, Ltd.	Bahamas	49.64

Holbah, Ltd.	Bahamas	20.26

Holbah II, Ltd.	Bahamas	(15.07)

Total		347.90

Additionally, the Santander Group, excluding Abbey subsidiaries, has eight branches located as follows: five in the Cayman Islands, two in the Bahamas and one in the Dutch Antilles. All of them report to, and consolidate their balance sheets and income statements with, their respective parents, which are resident mainly in Latin America.

Also, the Abbey Group had 26 subsidiaries resident in tax havens and had liquidated or sold 7 subsidiaries of this kind during the year as part of the corporate reduction plan that will be implemented over the coming years.

These companies contributed an aggregate amount of EUR 66 million to the Group’s consolidated profit. The individual results of these entities are shown in Exhibits to the consolidated financial statements. As mentioned earlier, local results reflect transactions and profits which are eliminated on consolidation and, therefore, they are not representative of Abbey’s operations in those countries.

These Abbey subsidiaries operate mainly in Jersey and the Isle of Man and have a total of 365 employees.

Their grouping by line of business is as follows:

-
Insurance, carried on by four subsidiaries: Baker Street Risk and Insurance (Guernsey) Limited, Carfax Insurance Limited (Guernsey), Scottish Provident International Life Assurance Limited (Isle of Man) and James Hay Insurance Company Limited (Jersey).

-	Issuance, carried on by three subsidiaries in Jersey: Abbey National Financial Investments No.2 Limited, Abbey National GP (Jersey) Limited and AN Structured Issues Limited.

-	Banking, performed by two subsidiaries: Abbey National Treasury International (IOM) Limited (Isle of Man) and Abbey National International Limited (Jersey).

-	Private banking, carried on by three subsidiaries: Cater Allen Trust Company (Jersey) Limited, Sandywick Limited (both in Jersey) and Cater Allen Trust Company (International) Limited (Liberia).

-	Finance, carried on by two entities in Jersey: the Inscape Investment Fund (Jersey) Limited and Abbey National Jersey International Limited.

-
Four subsidiary holding companies, three of which are located in Jersey -Whitewick Limited, Abbey National Offshore Holdings Limited, and Abbey National Financial and Investment Services (Jersey) Limited- and one of which is located in Gibraltar Abbey National (Gibraltar) Limited.

-
Services, mainly administrative and marketing services related to the insurance business, provided mostly to Abbey companies. These services are performed by eight subsidiaries: Abbey National Financial and Investment Services (Far East) Limited (in Hong Kong), Abbey National Financial and Investment Services (Hong Kong) Limited, Abbey National Financial and Investment Services Isle of Man Limited, Tyndall Nominees (Isle of Man) Limited, Cater Allen Nominees (Jersey) Limited, Cater Allen Registrars Limited (in Jersey), Abbey National Secretariat Services (Jersey) Limited, and Brettwood Limited (in Jersey).

Additionally, Abbey controls two issuing companies (in the Cayman Islands) and has five branches: two in Hong Kong, two in the Isle of Man and one in the Cayman Islands, which report to, and consolidate their balance sheets and income statements with, their respective parents.

* * *

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy, as in recent years, to reduce the number of off-shore units. The off-shore units’ financial statements are audited by member firms of the Deloitte worldwide organisation.

4.	Distribution of the Bank’s profit and Earnings per share

a)	Distribution of the Bank’s profit

The distribution of the Bank’s net profit for 2005 that the Board of Directors will propose for approval by the shareholders at the Annual General Meeting is as follows:

Thousands of Euros

Interim dividends:	2,604,915

Of which:

Distributed at December 31, 2005 (*)	1,162,799

Third interim dividend (*) (Note 24)	581,400

Fourth interim dividend	860,716

Voluntary reserves	94

Net profit for the year	2,605,009

(*)	Recognised under “Own Funds - Dividends and Remuneration”.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

Millions of Euros

	06-30-05	09-30-05	11-30-05	12-31-05

	First	Second	Third	Fourth

Profit after tax	758	1,648	2,130	2,605

Dividends paid	—	(581)	(1,162)	(1,744)

	758	1,067	968	861

Interim dividends	581	581	581	861

Accumulated interim dividends	581	1,162	1,744	2,605

Gross dividend per share (euros)	0.09296	0.09296	0.09296	0.13762

Date of payment	08/01/05	11/01/05	02/01/06	05/01/06

b)	Earnings per share

	i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributed to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2005	2004

Net profit for the year (thousands of euros)	6,220,104	3,605,870

Weighted average number of shares outstanding	6,240,611,051	4,950,497,709

Basic earnings per share (euros)	0.9967	0.7284

Consolidated Financial Statements

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

As in 2004, at December 31, 2005, the Group had no issues outstanding of debt instruments convertible into Bank shares or conferring privileges or rights which might, due to any contingency, make them convertible into shares. The Bank’s share option plans outstanding at December 31, 2005 have a dilutive effect on the earnings per share equal to an increase of 23,325,614 shares.

Accordingly, diluted earnings per share were determined as follows:

Thousands of Euros	2005	2004

Net profit for the year	6,220,104	3,605,870

Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—

	6,220,104	3,605,870

Weighted average number of shares outstanding	6,240,611,051	4,950,497,709

Dilutive effect of:

Assumed conversion of convertible debt	—	—

Options	23,325,614	8,602,181

Adjusted average number of shares for the calculation	6,263,936,665	4,959,099,890

Diluted earnings per share (euros)	0.9930	0.7271

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

	i.	Bylaw-stipulated emoluments

Article 38 of the Bank’s bylaws provides that the share in the Bank’s profit for each year to be received by the members of the Board of Directors for discharging their duties will be up to 5% of the Bank’s net profit for the year.

The Board of Directors, making use of the powers conferred on it, set the related amount at 0.152% of the Bank’s net profit for 2005 (2004: 0.169%).

The Board of Directors, also under the powers conferred on it, resolved to allocate this amount as follows (assigning the respective proportional amounts to any directors who did not sit on the Board for the whole year): each Board member received a gross emolument of EUR 89.5 thousand (2004: EUR 71.4 thousand) and, additionally, each member of the following Board Committees received the following gross emoluments: Executive Committee, EUR 179.5 thousand (2004: 155.1 thousand); Audit and Compliance Committee, EUR 50 thousand (2004: 35.7 thousand); Appointments and Remuneration Committee, EUR 30 thousand (2004: no amount allocated). Also, the First Deputy Chairman and the Fourth Deputy Chairman received a gross amount of EUR 36 thousand each (2004: no amount allocated).

Furthermore, in 2005 the directors received the following gross fees, set by the Board on December 20, 2004, for attending Board and Committee meetings (excluding Executive Committee meetings):

-	Board meetings: EUR 2,310 for resident directors and EUR 1,870 for non-resident directors.

-	Committee meetings: EUR 1,155 for resident directors and EUR 935 for non-resident directors.

ii.	Salaries

The detail of the salaries received by the Bank’s executive directors, who at December 31, 2005 and 2004 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

Thousands of Euros	2005	2004

Total salaries	18,494	16,179

Of which: variable remuneration	11,412	9,395

iii.	Detail by director

The detail, by director, of the remuneration earned by the Bank’s directors in 2005 is as follows:

Thousands of Euros					2005							2004

	Bylaw-Stipulated Emoluments				Attendance Fees		Salary of Executive Directors

Directors	Board	Executive Committee	Audit and Compliance Committee	Appointments and Remuneration Committee	Board	Other Fees	Fixed	Variable (a)	Total	Other Remuneration	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	90	180	—	—	18	5	1,047	1,694	2,741	1	3,035	2,749

Mr. Fernando de Asúa Álvarez	126	180	50	30	16	117	—	—	—	—	519	407

Mr. Alfredo Sáenz Abad	90	180	—	—	18	5	2,639	3,876	6,515	353	7,161	6,252

Mr. Matías Rodríguez Inciarte	90	180	—	—	18	106	1,333	2,097	3,430	146	3,970	3,545

Mr. Manuel Soto Serrano	126	—	50	30	18	22	—	—	—	—	246	150

Assicurazioni Generali, Spa.	104	—	—	—	6	—	—	—	—	—	110	76

Mr. Antonio Basagoiti García-Tuñón	90	180	—	—	18	105	—	—	—	21	414	279

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	90	180	—	—	18	2	1,000	1,438	2,438	5	2,733	2,252

Mr. Francisco Javier Botín-Sanz de

Sautuola y O’Shea	90	—	—	—	16	—	—	—	—	—	106	42

Lord Terence Burns (***)	90	—	—	—	15	—	—	—	—	—	105	4

Mr. Guillermo de la Dehesa Romero	90	180	—	30	18	8	—	—	—	—	326	258

Mr. Rodrigo Echenique Gordillo	90	180	29	30	18	80	—	—	—	902	1,329	1,113

Mr. Antonio Escámez Torres	90	180	—	—	18	116	—	—	—	933	1,337	1,088

Mr. Francisco Luzón López	90	180	—	—	18	2	1,063	2,307	3,370	343	4,003	3,538

Mr. Luís Ángel Rojo Duque (****)	49	—	27	16	12	9	—	—	—	—	113	—

Mr. Abel Matutes Juan	90	—	50	—	18	14	—	—	—	—	172	144

Mutua Madrileña Automovilista	104	—	—	—	18	—	—	—	—	—	122	62

Mr. Luís Alberto Salazar-Simpson Bos	90	—	50	—	18	15	—	—	—	—	173	143

Mr. Emilio Botín-Sanz de Sautuola y O’Shea (**)	81	—	—	—	16	1	—	—	—	—	98	94

Mr. Elías Masaveu Alonso del Campo (**)	35	—	—	12	—	—	—	—	—	—	47	81

Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos (*)	—	—	—	—	—	—	—	—	—	—	—	48

Mr. Juan Abelló Gallo (*)	—	—	—	—	—	—	—	—	—	—	—	121

Mr. José Manuel Arburúa Aspiunza (*)	—	—	—	—	—	—	—	—	—	—	—	120

Sir George Ross Mathewson (*)	—	—	—	—	—	—	—	—	—	—	—	69

Mr. Antonio de Sommer Champalimaud (*)	—	—	—	—	—	—	—	—	—	—	—	25

Total 2005	1,795	1,800	256	148	315	607	7,082	11,412	18,494	2,704	26,119	—

Total 2004	1,435	1,463	214	—	387	697	6,784	9,395	16,179	2,285	—	22,660

(*) Directors who, having discharged Board duties as such for some months in 2004, ceased to discharge them prior to December 31, 2004.
(**) Directors who, having discharged Board duties as such for some months in 2005, ceased to discharge them prior to December 31, 2005.
(***) Appointed as member of the Bank’s Board of Directors on December 20, 2004 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(****) Appointed as member of the Bank’s Board of Directors on April 25, 2005 and subsequently ratified by the shareholders at the Annual General Meeting on June 18, 2005.
(a) Accrued in 2005.

iv.	Other remuneration

The amounts recorded under “Other Remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group. They also include the remuneration paid to Mr. Antonio Escámez Torres and Mr. Rodrigo Echenique Gordillo under contracts for the provision of services other than the supervisory and decision-making functions discharged by them in their capacity as Board members.

Also, subsequent to 2005 year-end, Mr. Antonio Basagoiti García-Tuñón received EUR 3 million for the duties performed by him during the time he sat on the Board of Unión Fenosa at the Bank’s proposal; this remuneration, proposed by the Appointments and Remuneration Committee, was approved by the Bank’s Board of Directors on February 6, 2006.

Consolidated Financial Statements

b)	Remuneration of the Board members as representatives of the Bank

By resolution of the Executive Committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received in 2005 in respect of representation duties of this kind, relating to appointments agreed upon before March 18, 2002, was as follows:

	Company	Thousands of Euros

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	58.7

Mr. Fernando de Asúa Álvarez	Cepsa	89.9

Mr. Antonio Escámez Torres	Attijariwafa	5.1

		153.7

In 2005 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos also received options to acquire 25,000 shares of Shinsei Bank, Ltd. (Shinsei) at a price of JPY 601 each. Considering the market price of Shinsei at December 30, 2005 (JPY 682) and the Japanese yen/euro exchange rate at that date (JPY 139.48/EUR 1), the value of the attributed options is EUR 14,518.21.

Additionally, other directors of the Bank earned a total of EUR 739 thousand in 2005 as members of the Boards of Directors of Group companies (2004: EUR 84 thousand), the detail being as follows: Lord Burns (Abbey), EUR 685 thousand; Mr. Rodrigo Echenique (Banco Banif, S.A.), EUR 30 thousand; and Mr. Matías Rodríguez Inciarte (U.C.I., S.A.), EUR 24 thousand.

c)	Post-employment and other long-term benefits

The total balance of supplementary pension obligations assumed by the Group over the years for its current and retired employees, which amounted to EUR 22,461 million (covered mostly by in-house provisions) at December 31, 2005, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations for these directors, together with the total sum insured under life insurance policies and other items, amounted to EUR 182 million at December 31, 2005 (December 31, 2004: EUR 178 million).

The following table provides information on: (i) the obligations undertaken and covered by the Group relating to pension commitments; and (ii) other insurance, in both cases in respect of the Bank’s executive directors:

Thousands of Euros	2005		2004

	Accrued Pension Obligations	Other Insurance	Accrued Pension Obligations	Other Insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	11,785	—	10,700	—

Mr. Alfredo Sáenz Abad	45,444	7,917	46,061	7,724

Mr. Matías Rodríguez Inciarte	28,953	3,997	27,752	3,900

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	12,232	1,373	9,742	1,258

Mr. Francisco Luzón López	39,188	6,380	35,703	6,224

	137,602	19,667	129,958	19,106

The amounts in the “Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained from actuarial calculations and cover the commitments to pay the directors’ respective pension supplements, which were calculated as follows:

-	In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, 100% of the fixed annual salary received by him at the date of effective retirement.

-
In all other cases, 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr.Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors of the Bank or of other consolidable Group companies.

Pension charges recognised and reversed in 2005 amounted to EUR 4,414 thousand and EUR 4,449 thousand.

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 3 million at December 31, 2005 (2004: EUR 3 million).

d)	Share option plans granted to Board members

The detail of the Bank’s share options granted to directors is as follows:

			Options Granted		Exercised Options

	Options at January 1, 2004	Exercise Price (euros)	Number	Exercise Price	Number	Options at January 1, 2005

Managers Plan 2000:

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	10.545	—	—	—	150,000

Mr. Alfredo Sáenz Abad	100,000	10.545	—	—	—	100,000

Mr. Matías Rodríguez Inciarte	125,000	10.545	—	—	—	125,000

Mr. Antonio Escámez Torres	100,000	10.545	—	—	—	100,000

Mr. Francisco Luzón López	100,000	10.545	—	—	—	100,000

	575,000	10.545	—	—	—	575,000

Long-Term Incentive Plan (I06) (Note 49):

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	541,400	9.07	—	541,400

Mr. Alfredo Sáenz Abad	—	—	1,209,100	9.07	—	1,209,100

Mr. Matías Rodríguez Inciarte	—	—	665,200	9.07	—	665,200

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	—	—	293,692	9.07	—	293,692

Mr. Francisco Luzón López	—	—	639,400	9.07	—	639,400

	—	—	3,348,792	9.07	—	3,348,792

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

		Options Granted	Exercised Options

	Options at January 1, 2005	Number	Number	Exercise Price (Euros)	Market Price Applied (Euros)	Options at December, 31 2005	Exercise Price (Euros)	Date of Commence - ment of Exercise Period	Date of Expiry of Exercise Period

Managers Plan 2000:

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	150,000	—	(150,000)	10.545	11.12	—	—	12/30/03	12/29/05

Mr. Alfredo Sáenz Abad	100,000	—	(100,000)	10.545	11.14	—	—	12/30/03	12/29/05

Mr. Matías Rodríguez Inciarte	125,000	—	(125,000)	10.545	11.14	—	—	12/30/03	12/29/05

Mr. Antonio Escámez Torres	100,000	—	(100,000)	10.545	11.07	—	—	12/30/03	12/29/05

Mr. Francisco Luzón López	100,000	—	(100,000)	10.545	11.14	—	—	12/30/03	12/29/05

	575,000	—	(575,000)	10.545	11.12	—	—

Long-Term Incentive Plan (I06) (Note 49):

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	—	—	—	—	541,400	9.07	01/15/08	01/15/09

Mr. Alfredo Sáenz Abad	1,209,100	—	—	—	—	1,209,100	9.07	01/15/08	01/15/09

Mr. Matías Rodríguez Inciarte	665,200	—	—	—	—	665,200	9.07	01/15/08	01/15/09

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	293,692	—	—	—	—	293,692	9.07	01/15/08	01/15/09

Mr. Francisco Luzón López	639,400	—	—	—	—	639,400	9.07	01/15/08	01/15/09

	3,348,792	—	—	—	—	3,348,792	9.07

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on February 28, 2006.

Consolidated Financial Statements

e)	Loans

At December 31, 2005, the Group’s direct risk exposure to the Bank’s directors listed in Note 5 a-iii amounted to EUR 1.6 million (December 31, 2004: EUR 10.8 million) of loans and credits and EUR 0.06 million (December 31, 2004: EUR 0.2 million) of guarantees provided. The detail, by director, is as follows:

Thousands of Euros

	Loans and Credits	Guarantees	Total

Mr. Fernando de Asúa Álvarez	4	—	4

Mr. Alfredo Sáenz Abad	16	—	16

Mr. Matías Rodríguez Inciarte	8	10	18

Mr. Manuel Soto Serrano	3	—	3

Mr. Antonio Basagoiti García-Tuñón	145	1	146

Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	60	—	60

Mr. Rodrigo Echenique Gordillo	5	—	5

Mr. Antonio Escámez Torres	295	—	295

Mr. Francisco Luzón López	1,026	—	1,026

Mutua Madrileña Automovilista	5	47	52

Mr. Emilio Botín-Sanz de Sautuola y O’Shea	2	—	2

	1,569	58	1,627

All these loans were arranged on an arm’s-length basis, except for those granted to Mr. Antonio Escámez Torres and Mr. Francisco Luzón López, to whom employee conditions were applied; accordingly, they were allocated the related remuneration in kind (EUR 4 thousand and EUR 19 thousand, respectively).

f)	Senior managers

Following is a detail of the remuneration paid to the Bank’s General Managers (*) in 2005 and 2004:

Thousands of Euros

Year	Number of Managers	Salary			Other Remuneration	Total

		Fixed	Variable	Total

2004	23	15,156	24,399	39,555	1,727	41,282

2005	24	16,450	27,010	43,460	2,708	46,168

(*)	Excluding executive directors’ remuneration, which is detailed above.

The actuarial liability recognised in respect of post-employment benefits earned by the Bank’s senior managers totalled EUR 150 million at December 31, 2005. The charge to the consolidated income statement in this connection amounted to EUR 24 million in 2005.

The 912,000 share options granted to the Bank’s General Managers (excluding executive directors) under the Managers Plan 2000 (Note 49), the exercise price of which was EUR 10.545 per share, were exercised in 2005 at an average market price of EUR 11.06 per share. Also, the Bank’s General Managers (excluding executive directors) held 7,794,800 options on the Bank’s shares under Plan I06 (Note 49).

In addition, the remuneration in kind paid to the Bank’s General Managers (excluding executive directors) in 2005, mainly in respect of life insurance, totalled EUR 777 thousand.

g)	Post-employment benefits to former directors and senior managers

The post-employment benefits paid in 2005 to former directors and general managers amounted to EUR 7.3 million and EUR 6.3 million, respectively.

The expense recognised in the consolidated income statement for 2005 in connection with pension and similar obligations assumed by the Group to former directors of the Bank and former senior managers amounted to EUR 2,447 thousand and EUR 9,585 thousand, respectively.

Furthermore, the item “Provisions - Provisions for Pensions and Similar Obligations” in the consolidated balance sheet at December 31, 2005 included EUR 91,537 thousand and EUR 110,266 thousand in respect of the post-employment benefit obligations to former directors of the Bank and senior managers, respectively.

h)	Termination benefits

The Bank’s directors have indefinite-term employment contracts. However, executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:

-
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to acquire the status of early retirees and to accrue pension supplements. At December 31, 2005, these pension supplements would have amounted to EUR 1,801 thousand for Mr. Matías Rodríguez Inciarte and EUR 1,938 thousand for Mr. Francisco Luzón López.

-
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At December 31, 2005, this benefit would have amounted to EUR 4 million. Receipt of this termination benefit is incompatible with that of a pension supplement.

-
In the case of Mr. Alfredo Sáenz Abad, to acquire the status of early retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At December 31, 2005, the amount relating to the first option would have been EUR 3,421 thousand and that relating to the second option would have been EUR 26.4 million. The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad opted to receive the termination benefit, he would not receive any pension supplement.

Additionally, other members of the Group’s senior management have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a personnel expense only when the employment relationship between the Bank and its directors is terminated before the normal retirement date.

i)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Article 127 ter.4 of the Spanish Corporations Law, in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

Consolidated Financial Statements

Director	Name	Number of Shares	Functions

Mr. Emilio Botín-Sanz de Sautuola y	Bankinter, S.A.	847,777	—
García de los Ríos	Shinsei Bank, Limited	—	Director (1)
	Bank of America Corporation	280	—
	Santander Investment, S.A.	—	Chairman (1)

Mr. Fernando de Asúa Álvarez	Société Générale	330	—
	BNP Paribas	2,007	—
	Unibanco	650	—
	Lloyds TSB	6,000	—
	Sumitomo Mitsubishi	10	—
	Bradesco	2,000	—
	Deutsche Bank, A.G.	1,600	—
	Bankinter, S.A.	2,500	—
	ING	1,500	—
	Merrill Lynch	625	—

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	8,298	—
	Lloyds TSB	218	—
	San Paolo IMI, S.p.A.	—	Director (1)
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy Chairman (1)

Mr. Matías Rodríguez Inciarte	Banesto	18,700	Director (1)
	Banco Santander Totta	—	Deputy Chairman (1)

Mr. Manuel Soto Serrano	Banesto	41,667	—
	San Paolo IMI, S.p.A.	45,500	—
	The Royal Bank of Scotland Group, plc	38,300	—

Assicurazioni Generali S.p.A (2)	BSI SA	2,900,000	—
	Commerzbank, AG	56,770,386	—
	Banca Nazionale del Lavoro S.p.A.	261,889,244	—
	Banca Intesa S.p.A.	451,105,451	—
	San Paolo IMI, S.p.A.	37,640,141	—
	Mediobanca - Banca di Credito Finanziario S.p.A.	15,559,446	—
	Bank Leumi le-Israel B.M.	19,711,333	—
	Banca Monte dei Paschi di Siena S.p.A.	20,622,692	—
	UniCredito Italiano S.p.A.	42,685,005	—
	Société Générale	1,363,350	—
	Banco Bilbao Vizcaya Argentaria, S.A.	9,296,950	—
	Banesto	750,000	—
	ABN Amro Holding NV	10,452,554	—
	Fortis SA NV	5,921,260	—
	BNP Paribas	3,312,949	—
	Dexia SA	4,032,996	—
	Deutsche Bank AG	1,546,770	—
	Bank of Ireland	2,622,854	—
	Allied Irish Bank plc	1,566,446	—

Mr. Antonio Basagoiti García Tuñón	Banco Popular Español, S.A.	500	—

Ms. Ana Patricia Botín-Sanz de Sautuola y	Banesto	201,824	Chairwoman
O’Shea	Santander Investment, S.A.	—	Director (1)
	Banco Santander de Negócios Portugal, S.A.	—	Director (1)
	Bankinter, S.A.	1	—

Lord Terence Burns	Abbey National plc	—	Chairman (1)

Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	12,888	—
	Goldman Sachs Europe Ltd.	-	Director (1)

Director	Name	Number of Shares	Functions

Mr. Rodrigo Echenique Gordillo	ABN Amro Holding NV	3,500	—
	Banco Popular Español, S.A.	9,000	—
	BBVA	3,080	—
	BNP Paribas	900	—
	Mitsubishi UFJ FIN	6	—
	The Royal Bank of Scotland Group, plc	1,700	—
	Citigroup	340	—
	UBS	395	—
	Banco Banif, S.A.	—	2nd Deputy Chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Presidente (1)
	Banco Santander International	—	Director (1)

Mr. Antonio Escámez Torres	Attijariwafa	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank Santander Consumer, S.A.	—	Chairman (1)

Mr. Francisco Luzón López	Banco Santander Serfin, S.A.	—	Director (1)
	Banco Santander International	—	Director (1)

Mr. Abel Matutes Juan	San Paolo IMI, S.p.A.	757,517	—

Mr. Antoine Bernheim (3)	BNP Paribas	1,000	-
	UBS	20,082	-
	Crédit Suisse	35,200	-
	Banca Intesa S.p.A.	398,533	Director (1)
	Mediobanca - Banca di Credito Finanziario S.p.A.	60,000	Director (1)
	UniCredito Italiano S.p.A.	126,455	—
	ABN Amro	37,265	—
	BSI SA	—	Director (1)

Mr. Emilio Botín-Sanz de Sautuola y	Banesto	532	—
O’Shea (4)	Bankinter	1,070	—

Mr. Elías Masaveu y Alonso del Campo (4)	Bankinter, S.A.	—	Director (1)

(1)	Non-executive.
(2)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.com).

(3)	Representative on the Bank’s Board of Directors of the non-executive nominee director Assicurazioni Generali, S.p.A.
(4)	Directors who, having discharged Board duties as such for some months in 2005, ceased to discharge them prior to December 31, 2005.

None of the Board members perform, as independent professionals or as employees, any activities similar to those included in the foregoing table.

6.	Loans and advances to credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and Advances to Credit Institutions” in the consolidated balance sheets is as follows:

Thousands of Euros	2005	2004

Classification:

Financial assets held for trading	10,278,858	12,878,171

Other financial assets at fair value through profit or loss	2,428,663	6,524,070

Loans and receivables	47,065,501	38,977,533

	59,773,022	58,379,774

Type:

Reciprocal accounts	345,104	118,536

Time deposits	21,962,472	23,204,031

Reverse repurchase agreements	33,634,326	31,495,786

Other accounts	3,831,120	3,561,421

Impairment losses	(36,046)	(53,879)

	59,773,022	58,379,774

Currency:

Euro	33,537,338	30,077,335

Pound sterling	5,313,338	9,617,191

US dollar	16,848,462	14,544,531

Other currencies	4,109,930	4,194,596

Impairment losses	(36,046)	(53,879)

	59,773,022	58,379,774

Consolidated Financial Statements

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.

Note 53 contains a detail of the terms to maturity of loans and receivables at 2005 year-end and of the average interest rates in 2005.

7.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt Instruments” is as follows:
Thousands of Euros	2005	2004

Classification:

Financial assets held for trading	81,741,944	55,869,629

Other financial assets at fair value through profit or loss	9,699,237	19,632,958

Available-for-sale financial assets	68,054,021	36,702,487

Loans and receivables	171,203	—

	159,666,405	112,205,074

Type:

Spanish government debt securities-

Treasury bills	3,948,045	2,980,221

Government bonds	3,287,406	1,256,828

Other book-entry debt securities	12,481,210	13,232,736

Foreign government debt securities	48,120,701	16,084,183

Issued by financial institutions	61,080,306	50,845,648

Other fixed-income securities	30,828,737	28,025,093

Impairment losses	(80,000)	(219,635)

Of which: on available-for-sale financial assets	(80,000)	(219,635)

	159,666,405	112,205,074

Currency:

Euro	79,195,677	47,956,487

Pound sterling	32,983,211	27,570,398

US dollar	12,591,314	14,014,065

Other currencies	34,976,203	22,883,759

Impairment losses	(80,000)	(219,635)

	159,666,405	112,205,074

At December 31, 2005, the nominal amount of Spanish government debt securities assigned to certain Group or third-party commitments amounted to EUR 70 million (December 31, 2004: EUR 62 million).

The impairment losses on available-for-sale financial assets are disclosed in Note 8.

Note 53 contains a detail of the terms to maturity of available-for-sale financial assets and of loans and receivables at 2005 year-end and of the average interest rates in 2005.

8.	Other equity instruments

a)	Breakdown

The breakdown, by classification, type and currency, of the balances of “Other Equity Instruments” is as follows:

Thousands of Euros	2005	2004

Classification:

Financial assets held for trading	8,077,867	4,419,338

Other financial assets at fair value through profit or loss	30,303,170	14,310,516

Available-for-sale financial assets	5,890,918	7,818,836

Of which:

Disregarding impairment losses	5,908,576	7,849,761

Impairment losses	(17,658)	(30,925)

	44,271,955	26,548,690

Type:

Shares of Spanish companies	5,707,494	4,306,586

Shares of foreign companies	8,256,086	6,352,310

Mutual fund units	18,563,343	10,597,843

Of which: Abbey	17,041,821	9,226,959

Pension fund units	133,918	92,790

Other securities	11,628,772	5,230,086

Of which: unit linked	11,628,772	5,230,086

Impairment losses	(17,658)	(30,925)

	44,271,955	26,548,690

b)	Changes

The changes in 2005 and 2004 in the balance of “Available-for-Sale Financial Assets”, disregarding impairment losses, were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	7,850	10,234

Net additions /disposals	(2,984)	(2,981)

Of which:

The Royal Bank of Scotland Group, plc	(2,028)	(1,587)

Commerzbank AG	(306)	—

Shinsei	(52)	(53)

Transfers	396	—

Valuation adjustments	647	597

Of which: San Paolo IMI SpA	414	41

Balance at end of year	5,909	7,850

The main acquisitions and disposals made in 2005 and 2004 were as follows:

i. Vodafone Airtouch, plc. (Vodafone)

In 2004 the Group sold all of its investment in the share capital of Vodafone, giving rise to gains of EUR 242 million.

ii. Shinsei Bank, Ltd. (Shinsei)

In February 2004 the shareholders of Shinsei, which was 11.4%-owned by the Group, resolved to float on the stock exchange 35% of the bank’s shares, which gave rise to the sale of a 4% holding by the Santander Group, at a gain of EUR 118 million. Following this sale, the Group’s holding in this bank was 7.4%. In the first quarter of 2005, the Group disposed of a further 2.7% of Shinsei Bank at a gain of EUR 49 million.

Consolidated Financial Statements

iii. Sacyr-Vallehermoso, S.A.

In 2004 the Group sold all of its holding in Sacyr-Vallehermoso for EUR 92 million. The gain on the sale amounted to EUR 47 million.

iv. The Royal Bank of Scotland Group Plc (RBS)

In 2004 the Group sold 79 million shares of RBS, representing 2.51% of its share capital, giving rise to a gain of approximately EUR 472 million. In 2005 the Group sold all the ownership interest held by it in RBS (2.57%) for EUR 2,007 million, giving rise to a gain of EUR 717 million, recognised in “Other Gains - Other” (Note 52).

v. Auna Operadores de Telecomunicaciones, S.A. (Auna)

In January 2004 the Bank exercised certain agreements in connection with this company, thereby increasing its holding by 2.5%, and subsequently made several acquisitions representing a further 1.5% ownership interest. The holding in Auna was 27.3% at December 31, 2004, representing an investment of EUR 2,031 million, and was recognised under “Non-Current Assets Held for Sale” (Note 12).

In the first half of 2005, the Group increased its holding by 4.7%, at a cost of EUR 422 million, to 32.08%. In

November 2005, the Group sold part of its ownership interest in Auna (27.07%) at a gain of EUR 355 million, which was recognised under “Other Gains - Other” (Note 52). The ownership interest in Auna at December 31, 2005 was 5.01%.

vi. Commerzbank AG

In 2005 the Group progressively sold its holding in Commerzbank AG (3.38%), giving rise to a total gain of EUR 24 million.

c)	Notifications of acquisitions of holdings

The notifications made by the Bank, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

d)	Impairment losses

Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-Sale Financial Assets” (Note 7):

Thousands of Euros	2005	2004

Balance at beginning of year	250,560	226,876

Net charges (credits) for the year	(118,933)	19,431

Of which:

Impairment losses charged to income	36,156	21,226

Reversal of impairment losses credited to income	(155,089)	(1,795)

Inclusion of entities in the Group in the year	—	6

Write-off of impaired balances against recorded impairment allowance	(21,471)	(5,947)

Exchange differences and other items	5,948	(17,304)

Transfers between allowances	(18,446)	27,498

Balance at end of year	97,658	250,560

Of which:

By geographical location of risk:

Spain	31,868	163,475

Rest of Europe	2,553	46,889

Latin America	63,237	40,196

By type of asset covered:

Debt instruments - Available-for-sale financial assets (Note 7)	80,000	219,635

Other equity instruments - Available-for-sale financial Assets	17,658	30,925

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group at December 31, 2005 and 2004 is as follows:

Thousands of Euros	2005		2004

	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	23,944,965	23,733,558	17,715,596	19,567,730

Foreign currency risk	1,325,399	1,330,493	792,418	1,819,693

Price risk	1,949,054	3,695,552	2,433,774	3,630,129

Other risks	409,776	468,477	139,425	226,216

	27,629,194	29,228,080	21,081,213	25,243,768

b)	Short positions

Following is a breakdown of the short positions at December 31, 2005:

Thousands of Euros

Borrowed securities:

Debt instruments	7,033,121

Of which: Abbey	6,156,838

Equity instruments	6,279,410

Of which:

The Bank	1,193,790

Abbey	4,975,258

Short sales:

Debt instruments	4,051,078

Of which: the Bank	3,876,223

Equity instruments	52,191

17,415,800

10.	Loans and advances to customers

a)	Breakdown

The detail, by classification, of the balance of “Loans and Advances to Customers” in the consolidated balance sheets is as follows:

Thousands of Euros	2005	2004

Financial assets held for trading	26,479,996	17,507,585

Other financial assets at fair value through profit or loss	6,431,197	5,291,551

Loans and receivables	402,917,602	346,550,928

Of which:

Disregarding impairment losses	410,527,527	353,396,143

Impairment losses	(7,609,925)	(6,845,215)

	435,828,795	369,350,064

Loans and advances to customers disregarding impairment losses	443,438,720	376,195,279

Note 53 contains a detail of the terms to maturity of loans and receivables at 2005 year-end and of the average interest rates in 2005.

At December 31, 2005 and 2004, there were no loans and advances to customers for material amounts without fixed maturity dates.

Consolidated Financial Statements

b)	Breakdown

The detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, is as follows:

Millions of Euros	2005	2004

Loan type and status:

Commercial credit	16,931	15,772

Secured loans	255,041	221,619

Reverse repurchase agreements	27,581	17,023

Other term loans	119,179	99,125

Finance leases	11,899	11,297

Receivable on demand	8,452	7,151

Impaired assets	4,356	4,208

	443,439	376,195

Borrower sector

Public sector - Spain	5,243	5,741

Public sector - Other countries	6,608	5,714

Households	248,615	228,690

Energy	5,583	4,614

Construction	13,694	12,592

Manufacturing	25,649	23,430

Services	63,585	58,257

Other sectors	74,462	37,157

	443,439	376,195

Geographical area:

Spain	158,782	132,883

European Union (excluding Spain)	203,111	187,938

United States and Puerto Rico	25,884	15,237

Other OECD countries	3,943	3,236

Latin America	49,227	34,569

Rest of the world	2,492	2,332

	443,439	376,195

Interest rate formula:

Fixed rate	143,316	111,195

Floating rate	300,123	265,000

	443,439	376,195

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of “Loans and Receivables - Loans and Advances to Customers”, “Loans and Receivables - Loans and Advances to Credit Institutions” (Note 6) and “Other Financial Assets” (Note 24) were as follows:

Thousands of Euros	2005	2004

Balance at beginning of year	6,997,428	5,021,453

Impairment losses charged to income for the year	2,243,063	1,987,108

Of which:

Individually assessed	1,883,162	1,571,698

Collectively assessed	638,186	1,070,563

Reversal of impairment losses credited to income	(278,285)	(655,153)

Inclusion of entities in the Group in the year	4,006	1,046,014

Write-off of impaired balances against recorded impairment allowance	(1,519,494)	(1,025,428)

Exchange differences and other items	258,213	(160,912)

Transfers between allowances	(226,541)	129,193

Balance at end of year	7,756,675	6,997,428

Of which:

By method of assessment:

Individually assessed	3,520,985	3,312,828

Of which: country risk (Note 2-g)	281,389	83,280

Of which: on loans and advances to credit institutions (Note 6)	36,046	53,879

Of which: on other financial assets (Note 24)	110,704	98,334

Collectively assessed	4,235,690	3,684,600

By geographical location of risk:

Spain	3,664,349	3,340,017

Rest of Europe	2,153,620	2,002,049

Americas	1,938,706	1,655,362

Previously written-off assets recovered in 2005 and 2004 amounted to EUR 487,016 thousand and EUR 405,368 thousand, respectively. Taking into account these amounts and those recognised in “Impairment Losses

Charged to Income for the Year” in the foregoing table, impairment losses on “Loans and Receivables” amounted to EUR 1,756,047 thousand in 2005 and EUR 1,581,740 thousand in 2004.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2005, is as follows:

Millions of Euros	2005	2004

Balance at beginning of year:	4,208	3,567

Additions	1,356	1,766

Written-off assets	(1,519)	(1,025)

Exchange differences and other	311	(100)

Balance at end of year	4,356	4,208

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2005, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

Consolidated Financial Statements

Millions of Euros

	With no Past-Due Balances or Less than 3 Months Past Due	With Balances Past Due by					Total

		3 to 6 Months	6 to 12 Months	12 to 18 Months	18 to 24 Months	More than 24 Months

Spain	87	465	212	114	106	246	1,230

European Union (excluding Spain)	4	973	419	179	103	323	2,001

United States and Puerto Rico	—	116	9	3	2	8	138

Other OECD countries	2	51	27	5	1	49	135

Latin America	104	482	172	20	5	63	846

Rest of the world	4	2	—	—	—	—	6

	201	2,089	839	321	217	689	4,356

e)	Securitisation

“Loans and Advances to Customers” includes, inter alia, the securitised loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (Note 2-e), is shown below. Note 22 details the liabilities associated with these securitisation transactions.

Millions of Euros	2005	2004

Derecognised	6,065	8,254

Of which: mortgage-backed securities	2,897	3,947

Kept on the face of the balance sheet:	46,523	36,410

Of which: mortgage-backed securities	33,085	26,246

Total	52,588	44,664

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows:

Thousands of Euros	2005		2004

	Assets	Liabilities	Assets	Liabilities

Fair value hedges	3,757,503	(1,710,911)	3,763,931	(2,770,069)

Cash flow hedges	368,601	(344,717)	61,005	(6,799)

Of which: Recognised in equity (Note 29)	—	(70,406)	—	1,787

Hedges of net investments in foreign operations	—	(255,101)	—	(118,453)

	4,126,104	(2,310,729)	3,824,936	(2,895,321)

12.	Non-current assets held for sale

The breakdown of this item is as follows:

Thousands of Euros	2005	2004

Equity instruments:

Auna (Note 8)	—	1,814,418

	—	1,814,418

Tangible assets:

Foreclosed assets	271,574	274,779

Assets recovered from finance leases	20,785	7,967

Other assets	43,965	—

	336,324	2,097,164

Impairment losses of EUR 123,246 thousand and EUR 95,873 thousand were deducted from the balance of this item at December 31, 2005 and 2004, respectively. The net charges recorded in 2005 and 2004 amounted to EUR 15,372 thousand and EUR 90,822 thousand, respectively.

13.	Investments - Associates

a)	Breakdown

The breakdown, by company, of the balance of “Investments - Associates” (Note 2-c) is as follows:

Thousands of Euros	2005	2004

Cepsa	2,619,264	2,281,827

Attijariwafa	166,225	151,386

Abbey companies	34,103	35,439

Unión Fenosa	—	1,007,328

Other companies	211,890	271,584

	3,031,482	3,747,564

Of which:

Euros	2,793,030	3,529,075

Listed	2,785,489	3,440,541

Goodwill	664,768	911,242

Of which:

Cepsa	650,949	650,949

Unión Fenosa	—	250,260

At December 31, 2005, the unrealised capital gains on investments in Group associates, based on the related market values, amounted to EUR 1,056 million.

Consolidaed Financial Statements

b)	Changes

The changes in the balance of this item were as follows:

Thousands of Euros	2005	2004

Balance at beginning of year	3,747,564	3,478,612

Inclusion of companies in the Group	—	35,439

Acquisitions and capital increases (Note 3)	18,470	14,650

Disposals and capital reductions (Note 3)	(1,168,585)	(54,894)

Of which: Unión Fenosa	(1,083,305)	—

Effect of equity accounting	619,166	449,011

Dividends paid	(181,179)	(176,404)

Change in consolidation method	(39,608)	(14,054)

Exchange differences and other changes	27,824	13,336

Transfer	7,830	1,868

Balance at end of year	3,031,482	3,747,564

c)	Impairment losses

No indication of impairment of the investments in associates was detected.

14.	Insurance contracts linked to pensions

The detail of the balance of this item is as follows:

Thousands of Euros	2005	2004

Assets relating to insurance contracts covering post-employment benefit plan obligations:

The Bank	2,320,512	2,366,797

Banesto	285,573	297,737

Other Spanish companies	35,526	38,001

Assets relating to insurance contracts covering other similar obligations:

The Bank	29,576	45,001

Other Spanish companies	5,178	6,280

	2,676,365	2,753,816

15.	Liabilities under insurance contracts and Reinsurance assets

The breakdown of the balance of these items in the consolidated balance sheets at December 31, 2005 and 2004, is as follows:

Thousands of Euros		2005			2004

Technical Provisions for:	Direct Insurance and Inward Reinsurance	Outward Reinsurance	Total (Balance Payable)	Direct Insurance and Inward Reinsurance	Outward Reinsurance	Total (Balance Payable)

Unearned premiums and unexpired risks	119,114	(39,376)	79,738	68,620	(13,840)	54,780

Life insurance:

Unearned premiums and risks	113,391	(31,615)	81,766	79,477	(17,344)	62,133

Mathematical provisions	28,523,561	(2,200,524)	26,323,037	28,795,411	(2,959,745)	25,835,666

Claims	350,865	(15,798)	335,067	241,135	(15,286)	225,849

Bonuses and rebates	579,895	(5,246)	574,649	486,302	(263)	486,039

Equalisation	25	—	25	25	—	25

Life insurance policies where the investment risk is borne by the policyholder	14,855,872	(94,732)	14,761,140	12,570,446	(38,947)	12,531,499

Other technical provisions	129,587	(410)	129,177	103,360	(379)	102,981

	44,672,300	(2,387,701)	42,284,599	42,344,776	(3,045,804)	39,298,972

Consolidaed Financial Statements

16.	Tangible assets

a)	Changes

The changes in 2005 and 2004 in “Tangible Assets” in the consolidated balance sheets were as follows:

Thousands of Euros	For Own Use	Investment Property		Other Assets Leased out under an Operating Lease	Total

Cost-

Balances at January 1, 2004	7,538,280	633,860		918,816	9,090,956

Additions/Derecognition (net) due to change in the scope of consolidation	1,525,304	1,707,680		5,339,416	8,572,400

Additions/Disposals (net)	565,715	(192,699)		(831,531)	(458,515)

Exchange differences (net)	(87,910)	—		(27,923)	(115,833)

Balances at December 31, 2004	9,541,389	2,148,841		5,398,778	17,089,008

Additions/Disposals (net)	315,027	(1,480,536	)(*)	441,163	(724,346)

Exchange differences (net)	561,772	49,393		133,883	745,048

Balances at December 31, 2005	10,418,188	717,698		5,973,824	17,109,710

Accumulated depreciation:

Balances at January 1, 2004	(3,142,055)	(72,792)		(429,432)	(3,644,279)

Additions/Derecognition (net) due to change in the scope of consolidation	(1,096,929)	(386)		(1,750,180)	(2,847,495)

Disposals	56,451	30,819		458,615	545,885

Charge for the year	(423,794)	(648)		(66,113)	(490,555)

Exchange differences	33,859	9,989		397	44,245

SBalances at December 31, 2004	(4,572,468)	(33,018)		(1,786,713)	(6,392,199)

Disposals	224,135	1,588		57,969	283,692

Charge for the year	(610,760)	(2,007)		(9,592)	(622,359)

Exchange differences	(241,011)	(5,745)		(44,714)	(291,470)

Balances at December 31, 2005	(5,200,104)	(39,182)		(1,783,050)	(7,022,336)

Impairment losses:

Balances at January 1, 2004	(35,201)	—		—	(35,201)

Impairment charge for the year	(8,948)	—		—	(8,948)

Additions/Derecognition (net) due to change in the scope of consolidation	—	—		(67,927)	(67,927)

Exchange differences	460	—		—	460

Balances at December 31, 2004	(43,689)	—		(67,927)	(111,616)

Impairment charge for the year	(12,485)	(2,564)		(63)	(15,112)

Exchange differences	43,022	(8,504)		(1,957)	32,561

Balances at December 31, 2005	(13,152)	(11,068)		(69,947)	(94,167)

Tangible assets, net:

Balances at December 31, 2004	4,925,231	2,115,823		3,544,139	10,585,193

Balances at December 31, 2005	5,204,931	667,449		4,120,827	9,993,207

(*) Mainly Abbey.

b)	Tangible assets for own use

The breakdown, by type of asset, of the balances of this item in the consolidated balance sheets at December 31, 2005 and 2004, is as follows:

Millions of Euros	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	3,521	(727)	(42)	2,752

IT equipment and fixtures	2,329	(1,788)	—	541

Furniture and vehicles	3,300	(1,936)	(2)	1,362

Construction in progress and other items	391	(121)	—	270

Balances at December 31, 2004	9,541	(4,572)	(44)	4,925

Land and buildings	3,835	(851)	(13)	2,971

IT equipment and fixtures	2,619	(1,957)	—	662

Furniture and vehicles	3,786	(2,275)	—	1,511

Construction in progress and other items	178	(117)	—	61

Balances at December 31, 2005	10,418	(5,200)	(13)	5,205

The net balance at December 31, 2005 in the foregoing table includes the following amounts:

-	Approximately EUR 5,171 million (December 31, 2004: EUR 6,585 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

-	Approximately EUR 83 million (December 31, 2004: EUR 41 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-c discloses additional information on these items).

c)	Investment property

The fair value of investment property at December 31, 2005, amounted to EUR 944 million euros.

17.	Intangible assets

a)	Goodwill

The breakdown of “Goodwill”, based on the companies giving rise thereto (Note 3-c), is as follows:

Thousands of Euros	2005	2004

Abbey (UK)	8,740,560	10,199,111

Totta Group (Portugal)	1,639,560	1,639,510

Banco Santander Chile	908,879	723,520

CC Holding (AKB Germany)	824,483	824,483

Grupo Financiero Santander Serfin (Mexico)	633,638	523,641

Meridional Group (Brazil)	469,372	352,785

Banesto	380,008	379,943

Santander Consumer Bank AS (Norway)	120,262	121,228

Finconsumo (Italy)	105,921	105,921

PTF (Poland)	22,303	69,326

Banco Santander International	47,899	41,485

Other companies	125,360	109,588

	14,018,245	15,090,541

Consolidaed Financial Statements

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation- among others); (ii) various microeconomic variables comparing the investments of the Group with the financial industry of the country in which the Group carries on most of its business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and

 (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, these assets were not impaired in 2005, and the projected income attributable to the Group is at least equal to the amount recognised as “Goodwill”.

i.	Changes

The changes in “Goodwill” were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	15,090	4,788

Additions (Note 3)	62	10,559

Of which:

Santander BanCorp	11	—

Abbey	—	10,264

Santander Consumer Bank AS (by Bankia)	45	—

Santander Consumer Bank AS (by Elcon)	—	120

PTF	—	59

Finconsumo	—	55

Definitive assessment of acquisitions (transfer to other intangible assets)	(1,856)	—

Of which:

Abbey	(1,753)	—

Santander Consumer Bank AS (by Elcon)	(28)	—

Santander Consumer Bank AS (by Bankia)	(22)	—

PTF	(52)	—

Impairment losses	—	(138)

Of which:

Banco de Venezuela	—	(72)

Admón. Fondo Pensiones y Cesantías, S.A.	—	(61)

Derecognition due to disposals	(2)	—

Exchange differences and other items	724	(119)

Balance at end of year	14,018	15,090

b)	Other intangible assets

The breakdown of the balance of “Other Intangible Assets” is as follows:

Thousands of Euros	Estimated Useful Life	2005	2004

With indefinite useful life:

Brand name (Abbey)	—	459,680	—

With finite useful life:

Customer deposits (Abbey)	10 years	1,257,843	—

Credit cards (Abbey)	5 years	35,021	—

IT developments	3 years	1,207,606	815,949

Other assets	-	163,199	58,837

Accumulated amortisation		(704,345)	(394,132)

Impairment losses		(207,978)	(67,921)

		2,211,026	412,733

i.	Changes

The changes in 2005 and 2004 in “Other Intangible Assets” were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	413	397

Additions/disposals (net)	403	370

Exchange differences and other changes (net)	69	(6)

Impairment losses	(131)	—

Transfers from “Goodwill”	1,856	—

Amortisation	(399)	(348)

Balance at end of year	2,211	413

18.	Prepayments and accrued income and Accrued expenses and deferred income

The breakdown of the balances of these items is as follows:

Thousands of Euros	Prepayments and Accrued Income		Accrued Expenses and Deferred Income

	2005	2004	2005	2004

Prepayments (*)	1,792,886	1,625,349	—	—

Accrued expenses	—	—	(2,012,861)	(3,463,095)

Other	1,176,333	1,404,379	(1,035,872)	(918,939)

	2,969,219	3,029,728	(3,048,733)	(4,382,034)

(*) Of the amount relating to 2005, EUR 1,160 million relate to Abbey’s insurance business.

19.	Other assets - Other and Other liabilities - Other

The breakdown of the balances of these items is as follows:

Thousands of Euros	Other Assets - Other		Other Liabilities - Other

	2005	2004	2005	2004

Transactions in transit	122,316	38,142	(469,211)	(12,197)

Other	1,764,752	3,284,368	(1,043,697)	(4,105,965)

	1,887,068	3,322,510	(1,512,908)	(4,118,162)

Consolidaed Financial Statements

20.	Deposits from central banks and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Euros	2005	2004

Classification:

Financial liabilities held for trading	31,962,919	25,224,743

Financial liabilities at amortised cost	116,659,488	58,525,596

Of which:

Deposits from central banks	22,431,194	8,067,860

Deposits from credit institutions	94,228,294	50,457,736

	148,622,407	83,750,339

Type:

Reciprocal accounts	190,885	39,162

Time deposits	47,224,471	42,459,721

Other demand accounts	7,383,695	4,191,073

Repurchase agreements	91,399,196	33,920,297

Central bank credit account drawdowns	2,369,406	3,107,895

Other financial liabilities associated with transferred financial assets	7,170	—

Hybrid financial liabilities	47,584	32,191

	148,622,407	83,750,339

Currency:

Euro	79,664,528	35,007,335

Pound sterling	26,488,413	18,199,276

US dollar	20,307,158	15,516,012

Other currencies	22,162,308	15,027,716

	148,622,407	83,750,339

Note 53 contains a detail of the terms to maturity of financial liabilities at amortised cost at 2005 year-end and of the average interest rates in 2005.

21.	Customer deposits

The breakdown, by classification, geographical area and type, of the balances of “Customer Deposits” is as follows:

Thousands of Euros	2005	2004

Classification:

Financial liabilities held for trading	14,038,543	20,541,225

Financial liabilities at amortised cost	291,726,737	262,670,391

	305,765,280	283,211,616

Geographical area:

Spain	107,117,818	102,249,913

European Union (excluding Spain)	133,274,597	135,209,492

United States and Puerto Rico	7,578,598	6,037,483

Other OECD countries	106,151	74,859

Latin America	56,395,157	38,499,807

Rest of the world	1,292,959	1,140,062

	305,765,280	283,211,616

Type:

Demand deposits-

Current accounts	80,631,188	67,714,687

Savings accounts	90,471,827	78,849,072

Other demand deposits	1,747,720	3,720,956

Time deposits-

Fixed-term deposits	77,166,817	80,052,445

Home-purchase savings accounts	269,706	289,779

Discount deposits	16,128,577	10,163,257

Funds received under financial asset transfers	1	—

Hybrid financial liabilities	4,141,071	1,873,863

Other financial liabilities associated with transferred financial assets	20,346	—

Other time deposits	351,620	498,961

Notice deposits	33,713	24,911

Repurchase agreements	34,802,694	40,023,685

	305,765,280	283,211,616

Note 53 contains a detail of the terms to maturity of financial liabilities at amortised cost at 2005 year-end and of the average interest rates in 2005.

Consolidaed Financial Statements

22.	Debt securities

a)	Breakdown

The breakdown, by classification and type, of the balances of “Debt securities” is as follows:

Thousands of Euros	2005	2004

Classification:

Financial liabilities held for trading	19,821,087	11,791,579

Financial liabilities at fair value through profit or loss	11,809,874	11,243,800

Financial liabilities at amortised cost	117,209,385	90,803,224

	148,840,346	113,838,603

Type:

Bonds and debentures outstanding	123,566,864	83,020,963

Notes and other securities	25,273,482	30,817,640

	148,840,346	113,838,603

At December 31, 2005 and 2004, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At December 31, 2005, mortgage-backed securities amounted to EUR 27,997 million, of which EUR 22,823 million were issued by Abbey, EUR 2,673 million by the Bank, EUR 814 million by Finconsumo Banca SpA and EUR 1,668 million by CC-Bank AG.

In 2005 the Bank and Banesto issued mortgage bonds amounting to EUR 7,000 million and EUR 4,000 million, respectively. The mortgage bonds outstanding in connection with these issues at December 31, 2005, totalled EUR 27,250 million.

Note 53 contains a detail of the terms to maturity of financial liabilities at amortised cost at 2005 year-end and of the average interest rates in 2005.

b)	Bonds and debentures outstanding

The breakdown, by issue currency, of the balance of this account is as follows:

			December 31, 2005

	Millions of Euros		Amount Outstanding of the Issue in Foreign Currency (Million)	Annual Interest Rate

Issue Currency	2005	2004

Euro	78,499	52,819	78,499	3.55%

US dollar	20,429	14,372	24,101	4.36%

Pound sterling	19,274	10,798	13,208	4.59%

Chilean peso	1,701	2,142	1,028,912	5.87%

Other currencies	3,664	2,890	—	3.44%

Balance at end of year	123,567	83,021

i.	Changes

The changes in “Bonds and Debentures Outstanding” were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	83,021	30,355

Inclusion of companies in the Group (net)	—	39,658

Issues	52,670	19,477

Of which:

Banco Santander Central Hispano, S.A.:

Non-convertible debentures February and December floating rate	—	3,500

Mortgage bonds - fixed rate	7,000	2,000

Banesto:

Mortgage bonds - fixed rate	4,000	3,750

Bonds - floating rate	1,000	3,000

Bonds - fixed rate	2,750	—

Santander International Debt, S.A., Sole-Shareholder Company:

Bonds - floating rate	10,169	3,891

Abbey:

Holmes Funding Series 9	5,540	—

Bonds in pounds sterling	3,729	—

Bonds in US dollars	2,920	—

Bonds in euros	3,170	—

Bonds in other currencies	3,066	—

Santander US Debt, S.A., Sole-Shareholder Company:

Debentures - floating rate	5,086	—

CC-Bank AG:

Bonds	1,668	—

Redemptions	(14,269)	(5,894)

Of which:

Santander Central Hispano International, Ltd.	(1,000)	(1,744)

Banesto	(2,000)	(1,000)

Finconsumo	(102)	(300)

Abbey	(7,503)	—

Exchange differences	958	(270)

Other changes	1,187	(305)

Balance at end of year	123,567	83,021

c)	Notes and other securities

These notes were basically issued by Banco Santander Central Hispano, S.A., Santander Central Hispano International Ltd., Santander Central Hispano Finance (Delaware), Inc., Santander Consumer Finance, S.A., Banco Santander Serfin, S.A., Banco Santander Totta, S.A., Santander International Debt, S.A., Abbey, and the Bank’s London branch.

Consolidated Financial Statements

23.	Subordinated liabilities

a)	Breakdown

The detail, by issue currency, of the balance of “Subordinated Liabilities” is as follows:

			December 31, 2005

			Amount Outstanding of the Issue in Foreign Currency (Millions)	Annual Interest Rate
	Thousands of Euros

Issue Currency	2005	2004

Euro	14,706,164	13,407,374	14,706	4.31%

US dollar	7,843,846	9,145,510	9,253	7.28%

Pound sterling	5,761,408	4,509,605	3,949	7.78%

Other currencies	452,038	407,683	—	—

Balance at end of year	28,763,456	27,470,172

Note 53 contains a detail of the terms to maturity of subordinated liabilities at 2005 year-end and of the average interest rates in 2005.

b)	Changes

The changes in the balance of this item were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	27,470	12,510

Inclusion of companies in the Group	—	10,622

Issues	2,507	5,284

Of which:

Banco do Estado de Sao Paulo, S.A. (Banespa)-

Perpetual	420	—

Abbey-

April 2015	501	—

April 2015	292	—

Santander Central Hispano Issuances, Ltd.-

September 2019	—	500

September 2014	—	500

Banesto-

March 2016 - floating rate	—	500

Santander Perpetual, S.A., Sole-Shareholder Company-

Perpetual	—	750

Santander Finance Capital, S.A.-

2004 preference shares	—	1,830

2005 preference shares	1,000	—

Redemptions	(2,410)	(465)

Of which:

SCH Issuances, Ltd.	(1,189)	—

Abbey	(551)	—

Santander Central Hispano Issuances, Ltd.	—	(193)

Exchange differences	659	(369)

Other changes	537	(112)

Balance at end of year	28,763	27,470

c)	Other information

For the purposes of payment priority preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Ltd. and Santander Perpetual, S.A., Sole-Shareholder Company, are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At December 31, 2005, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander Serfin, S.A. has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander Serfin, S.A.

24.	Other financial assets and Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Euros	2005		2004

	Other Financial Assets	Other Financial Liabilities	Other Financial Assets	Other Financial Liabilities

Declared dividends payable (Note 4)	—	(581,400)	—	(519,107)

Trade receivables (payables)	808,401	(2,907,828)	488,978	(1,257,047)

Clearing houses	913,953	(408,700)	856,962	(221,296)

Public agency revenue collection accounts	—	(1,758,574)	—	(1,549,948)

Factoring accounts payable	—	(169,627)	—	(148,409)

Bonds	2,639,426	(15,988)	1,990,397	(18,735)

Unsettled financial transactions	3,653,275	(1,369,389)	931,941	(1,166,132)

Other financial assets (liabilities)	1,614,388	(4,081,071)	727,256	(982,099)

	9,629,443	(11,292,577)	4,995,534	(5,862,773)

At December 31, 2005 and 2004, impairment losses amounted to EUR 110,704 thousand and EUR 98,334 thousand, respectively (Note 10-c).

Note 53 contains a detail of the terms to maturity of other financial assets and liabilities at 2005 year-end.

25.	Provisions

a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Euros	2005	2004

Provisions for pensions and similar obligations	14,172,961	13,441,357

Provisions for contingent liabilities and commitments (Note 2):	487,048	360,594

Of which: country risk	11,529	8,096

Other provisions	5,162,981	4,221,973

Closing balance	19,822,990	18,023,924

Consolidated Financial Statements

b)	Changes

The changes in “Provisions” were as follows:

Millions of Euros	2005				2004

	Pensions	Contingent Liabilities and Commitments	Other Provisions	Total	Pensions	Contingent Liabilities and Commitments	Other Provisions	Total

Balances at beginning of year	13,441	361	4,222	18,024	11,297	291	3,211	14,799

Inclusion of companies in the Group (net)	(1)	—	—	(1)	1,734	—	1,138	2,872

Additions charged to income:

Interest expense and similar charges (Note 39)	641	—	—	641	649	—	—	649

Interest and similar income (Note 38)	(107)	—	—	(107)	(109)	—	—	(109)

Personnel expenses (Note 49)	259	—	—	259	96	—	—	96

Extraordinary charges	777	20	1,012	1,809	929	4	209	1,142

	1,570	20	1,012	2,602	1,565	4	209	1,778

Insured internal provisions-Companies in Spain:

Insurance premiums	(16)	—	—	(16)	(47)	—	—	(47)

Changes in mathematical provisions at insurance companies	118	—	—	118	124	—	—	124

Payments to pensioners made by insurance companies	(228)	—	—	(228)	(233)	—	—	(233)

Payments to pensioners and early retirees with a charge to internal provisions	(1,035)	—	—	(1,035)	(857)	—	—	(857)

Insurance premiums paid	(8)	—	—	(8)	(4)	—	—	(4)

Payments to external funds	(212)	—	—	(212)	(37)	—	—	(37)

Amount used	—	(9)	(560)	(569)	—	—	(570)	(570)

Transfers, exchange differences and other changes	544	115	489	1,148	(101)	66	234	199

Balances at end of year	14,173	487	5,163	19,823	13,441	361	4,222	18,024

c)	Provisions for pensions and similar obligations

The breakdown of the balance of this item is as follows:

Millions of Euros	2005	2004

Provisions for post-employment plans - Spanish entities	5,657	5,685

Provisions for post-employment plans - Abbey	1,788	1,728

Provisions for post-employment plans and other similar obligations - other foreign subsidiaries	2,459	1,929

Provisions for other similar obligations- Spanish entities	4,269	4,099

Of which: early retirements	4,215	4,051

Provisions for pensions and similar obligations	14,173	13,441

i. Post-employment plans - Spanish entities

At December 31, 2005 and 2004, all the post-employment benefit obligations of the Spanish consolidated entities were defined benefit plans. The detail of the present value of these obligations and of the fair value of the plan assets at those dates is as follows:

Millions of Euros	2005	2004

Present value of the obligations:

To current employees	1,207	1,180

Vested obligations to retired employees	4,942	5,005

Other	225	248

	6,374	6,433

Fair value of plan assets	211	212

Unrecognised actuarial gains/losses	506	536

Provisions - Provisions for pensions:	5,657	5,685

Of which:

Internal provisions for pensions	3,015	2,982

Insurance contracts linked to pensions	2,642	2,703

	6,374	6,433

The amount of the post-employment benefit obligations was determined by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2005	2004

Annual discount rate	4.0%	4.0%

Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)

Cumulative annual CPI growth	1.5%	1.5%

Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)

Annual social security pension increase rate	1.5%	1.5%

Consolidated Financial Statements

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	2005	2004

Expected rate of return on plan assets	4.0%	4.0%

Expected rate of return on reimbursement rights	4.0%	4.0%

The changes in 2005 and 2004 in the cumulative net unrecognised actuarial gains and/or losses were as follows:

Millions of Euros	2005	2004

Balance at beginning of year	536	508

Net actuarial gains and/or losses arising in the year	(18)	49

Net actuarial gains and/or losses arising in prior years	(12)	(21)

Balance at end of year	506	536

ii. Abbey

At December 31, 2005 and 2004, Abbey had defined contribution and defined benefit post-employment benefit commitments. The expenses incurred in 2005 and 2004 in respect of contributions (to non-Group companies) for defined contribution plans amounted to EUR 6 million in each year.

The present value of the defined benefit obligations and the fair value of the plan assets are as follows:

Millions of Euros	2005	2004

Present value of the obligations	6,337	5,232

Fair value of plan assets	4,326	3,504

Unrecognised actuarial gains/losses	223	—

Provisions - Provisions for pensions	1,788	1,728

	6,337	5,232

The amount of the post-employment benefit obligations was determined by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2005	2004

Annual discount rate	4.85%	5.40%

Mortality tables	PA92MC C2005	PA92/C14/C04

Cumulative annual CPI growth	2.8%	2.8%

Annual salary increase rate	4.3%	4.3%

Annual pension increase rate	2.8%	2.8%

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits. The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

The total present value of the obligations of these entities at December 31, 2005 and 2004, amounted to EUR 5,481 million and EUR 4,092 million, respectively. Of these amounts, EUR 2,459 million and EUR 1,929 million, respectively, were funded by internal provisions (which are recorded under “Provisions - Provisions for Pensions and Similar Obligations” in the consolidated balance sheets), whereas the remainder were funded by insurance policies taken out with insurance companies using plan assets or unrecognised assets, pursuant to the regulations in force.

iv.	Provisions for other similar obligations – Spanish entities

In 2005 and 2004 some of the consolidated entities offered certain of their employees the possibility of taking early retirement. Therefore, in both years provisions were recorded for the obligations to employees taking early retirement  in terms of both salaries and other employee welfare costs  from the date of their pre-retirement to the date of effective retirement.

The present value of the obligations and the fair value of the plan assets and the reimbursement rights at December 31, 2005 and 2004, were as follows:

Millions of Euros	2005	2004

Present value of the obligations:

To early retirees	4,215	4,051

Long-service bonuses and other commitments	54	48

	4,269	4,099

Provisions - Provisions for pensions:

Internal provisions for early retirements and other	4,235	4,048

Insurance contracts linked to pensions	34	51

	4,269	4,099

Consolidated Financial Statements

The amount of these obligations was determined by independent qualified actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2005	2004

Annual discount rate	4.0%	4.0%

Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)

Cumulative annual CPI growth	1.5%	1.5%

Annual benefit increase rate	From 0% to 1.5%	From 0% to 1.5%

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	2005	2004

Expected rate of return on plan assets	—	—

Expected rate of return on reimbursement rights	4.0%	4.0%

d)	Other provisions

The balance of “Provisions - Other Provisions”, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. These provisions were estimated after determination of the definitive date of the outflow of resources embodying economic benefits for the Group to settle each of the obligations; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

The breakdown of the balance of “Provisions - Other Provisions” is as follows:

Millions of Euros	2005	2004

Provisions for contingencies and commitments in operating units:

Recognised by Spanish companies	937	929

Of which:

Bank	376	483

Banesto	331	349

Recognised by other European Union companies	1,876	1,597

Of which: Abbey	1,458	1,138

Recognised by other companies	2,350	1,696

Of which:

Brazil	1,318	1,056

Mexico	233	143

	5,163	4,222

e)	Litigation

	i.	Tax disputes

At December 31, 2005, the main tax disputes concerning the Group were as follows:

-
The “Mandado de Segurança” filed by Banespa claiming its right to pay Brazilian income tax at a rate of 8%. On June 15, 2005, an unfavourable judgment was handed down against Banespa at first instance, which was appealed against at the Federal Regional Court, together with the application for the preliminary effects to remain in force. A decision has not yet been handed down by the Court.

-
The “Mandado de Segurança” filed by Banespa claiming its right to consider deductible the Brazilian income tax in the calculation of the related corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. A decision has not yet been handed down by the Court.

-
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax assets and other associated amounts. The legal advisers of Abbey National Treasury Services plc consider that the grounds to contest this claim are well-founded.

At December 31, 2005, other less significant tax litigation was in progress.

	ii.	Legal litigation

At December 31, 2005, the main legal litigation concerning the Group was as follows:

-
Casa de Bolsa Santander Serfin, S.A. de C.V. (Casa de Bolsa): In 1997 Casa de Bolsa Santander Serfin, S.A. de C.V. was sued for an alleged breach of various stock brokerage contracts. On July 6, 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage cost of deposit-taking (C.P.P.) multiplied by four.

After several appeals had been filed, this judgment was declared final on June 21, 2004. On November 5, 2004, a writ of execution was issued in which the interest was quantified at MXP 37,646 million (EUR 2,990 million, translated at the euro/Mexican peso exchange rate at December 31, 2005) and Casa de Bolsa was ordered to deliver the claimed shares.

Successive appeals were filed against this writ of execution. On February 14, 2006, Civil Chamber number two of the High Court of Justice of Mexico City handed down a decision on the latest appeal, setting aside the writ of execution since the payment of the MXP 37,646 million was deemed to be unjustified. An appeal for protection of constitutional rights can be filed against this decision and an appeal for judicial review can be filed against the final decision handed down.

-
Misselling: in May 2005 the UK Financial Services Authority (“FSA”) imposed a fine of GBP 800,000 on Abbey for deficiencies in the management, from October 1, 2001 to September 30, 2003, of certain claims concerning certain financial products sold by Abbey to its customers. Abbey has undertaken to conduct a review of all claims rejected since January 1, 2000 and to indemnify the customers whose complaints should have been accepted.

The provisions recorded by Abbey in this connection were calculated on the basis of the estimated number of claims that would be received, the percentage of claims that would be upheld and the amounts thereof.

-
BTOB Factory Ventures S.A. (BTOB): the dispute between Consalvi International Inc. (Consalvi) and the Bank arising from the “Framework Agreement” entered into between BTOB and Consalvi International Inc. on October 2, 2000. On that same date, the Bank subscribed to this agreement in its capacity as shareholder of BTOB, and assumed certain of the commitments stipulated therein.

Consalvi requested that the Bank honour its obligation to acquire from it 16,811 shares of BTOB at a price of approximately USD 67 million. Since the negotiations held to seek a solution to this matter proved unsuccessful, a request for arbitration was filed against the Bank in New York, as provided for in the agreement.

The arbitration conducted in 2005 at the International Centre for Dispute Resolution of the American Arbitration Association culminated in an arbitral award on September 1, 2005, which ruled that the Bank had not fulfilled its contractual obligations and ordered it to pay approximately USD 68 million (approximately EUR 57 million), plus interest.

On November 4, 2005 the Bank filed a claim at the New York Supreme Court requesting that the arbitral award be declared null and void. Consalvi challenged the jurisdiction of the state courts to hear this case and requested that the federal courts should decide whether or not the arbitral award should be declared null and void. The parties submitted written pleadings on both the merits of the case and the jurisdiction of the courts. The United States District Court, Southern District of New York (the federal court) has not yet handed down a decision on the matter of jurisdiction, although this decision is expected to be announced in the near future.

Consolidated Financial Statements

At December 31, 2005, other less significant legal litigation was in progress.

* * * * *

At December 31, 2005 and 2004, the Group had recorded provisions that reasonably cover any contingencies that might arise from these tax and legal proceedings.
26.	Equity having the substance of a financial liability

This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity.

These shares do not carry any voting rights and are noncumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of each issue.

The changes in the balance of this item were as follows:

Thousands of Euros	2005	2004

Balance at beginning of year	2,124,222	3,908,084

Inclusion of companies in the Group	—	877,477

Redemptions	(944,968)	(2,624,283)

Of which:

BSCH Finance Ltd.	(754,774)	(2,057,390)

BCH Capital Ltd.	(190,194)	—

Exchange differences and other changes	129,593	(37,056)

Balance at end of year	1,308,847	2,124,222

The detail of the issuers and of the most significant issue conditions at December 31, 2005, is as follows:

	Millions
	Equivalent Euro Value	Foreign Currency	Annual Interest Rate		Redemption Option (1)

Issuer and Issue Currency

Banesto Holdings Ltd. (US dollar)	66	77	10.50%		June 30, 2012

Totta & Açores Financing, Limited (US dollar)	127	150	8.88%		October 11, 2006

Pinto Totta International Finance, Limited (US dollar)	212	250	7.77% (2)		August 1, 2007

Abbey (US dollar)	381	450	7.38%		November 9, 2006

Abbey (pound sterling)	474	325	Between 8.63 and 10.38	% %	No option

Valuation adjustments	49	—	—		—

Balance at end of year	1,309

(1) From these dates, the issuer can redeem the shares, subject to prior authorisation by the national supervisor.
(2) Return until August 1, 2007. 6-month US dollar Libor + 2.75% from this date.

27.	Tax matters

a)	Consolidated tax group

Pursuant to current legislation, the consolidated tax group includes Banco Santander Central Hispano, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group banks and companies file income tax returns in accordance with the tax regulations applicable in each country.

b)	Years open for review by the taxation authorities

At December 31, 2005, the consolidated tax group had the years from 2001 to 2005 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

In 2005 there were no significant developments in the matters being contested at the different instances of the tax disputes pending resolution at December 31, 2004.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of future reviews of the open years by the taxation authorities might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider it unlikely that such contingent liabilities will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the corporation tax expense calculated at the standard tax rate to the income tax expense recognised is as follows:

Millions of Euros	2005	2004

Consolidated profit before tax	8,154	4,581

Corporation tax at 35%	2,854	1,603

Decreases due to permanent differences	(986)	(671)

Of which: due to effect of different tax rates	(627)	(398)

Income tax of Group companies, per local books	1,868	932

Net increases (decreases) due to other permanent differences	(539)	(383)

Other, net	62	48

Current income tax	1,391	597

Consolidated Financial Statements

The effective tax rate is as follows:

Millions of Euros	2005	2004

Consolidated tax group	3,287	1,770

Other Spanish entities	389	287

Foreign entities	4,478	2,524

	8,154	4,581

Income tax	1,391	597

Effective tax rate	17.1%	13.0%

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statements, in 2005 and 2004 the Group recognised in consolidated equity the following amounts:

Millions of Euros	2005	2004

Tax charged to equity	(438)	(477)

Measurement of the available-for-sale fixed-income securities	(184)	(256)

Measurement of the available-for-sale equity securities	(230)	(221)

Measurement of cash flow hedges	(24)	—

Tax credited to equity	—	1

Measurement of cash flow hedges	—	1

Total	(438)	(476)

e)	Deferred taxes

The balance of “Tax Assets” in the consolidated balance sheets includes debit balances with the taxation authorities relating to deferred tax assets.

The balance of “Tax Liabilities” includes the liability for the Group’s various deferred tax liabilities.

The detail of the two balances is as follows:

Thousands of Euros	2005	2004

Tax assets	8,909,413	8,342,248

Of which:

Banespa	1,201,429	805,716

Abbey	1,389,931	1,196,446

Early retirements	1,285,853	1,274,476

Other pensions	1,224,935	1,255,807

Tax liabilities	2,767,228	2,870,872

Of which:

Abbey	956,995	796,339

Valuation adjustments	559,985	499,718

f)	Other information

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax asset in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Grupo Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28.	Minority interests

“Minority Interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of the balance of “Equity - Minority Interests” is as follows:

Thousands of Euros	2005	2004

Banesto	767,833	671,994

Grupo Financiero Santander Serfin, S.A. de C.V. (Note 3)	609,728	345,293

Somaen-Dos, S.L. (Note 3)	435,897	389,955

Banco Santander Chile	146,192	111,002

Brazil Group	44,275	35,406

Santander BanCorp	29,539	33,107

Other companies	285,093	108,195

	2,318,557	1,694,952

Profit for the year attributed to minority interests	529,666	390,364

Of which:

Banesto Group	149,143	100,554

Grupo Financiero Santander Serfin, S.A. de C.V.	139,885	124,922

Somaen-Dos, S.L.	138,919	86,435

Banco Santander Chile	58,153	45,097

Brazil Group	11,559	12,686

Santander BanCorp	6,680	7,036

	2,848,223	2,085,316

b)	Changes

The changes in 2005 and 2004 in “Minority Interests” are summarised as follows:

Millions of Euros	2005	2004

Balance at beginning of year	2,085	1,961

Inclusion of companies in the Group and changes in scope of consolidation	34	—

Change in proportion of ownership interest	(1)	(64)

Valuation adjustments	49	(18)

Dividends paid to minority interests	(137)	(161)

Changes in share capital	(25)	32

Exchange differences and other items	313	(55)

Profit for the year attributed to minority interests	530	390

Balance at end of year	2,848	2,085

Consolidated Financial Statements

29.	Valuation adjustments

The balances of “Valuation Adjustments” include the amounts, net of the related tax effect, of adjustments to the assets and liabilities recognised temporarily in equity through the statement of changes in equity until they are extinguished or realised, when they are recognised definitively as own funds through the consolidated income statement. The amounts arising from subsidiaries, jointly controlled entities and associates are presented, on a lineby line basis, in the appropriate items according to their nature.

“Valuation Adjustments” include the following items:

a)	Available-for-sale financial assets

This item includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets.

The changes in this item in 2005 and 2004 were as follows:

Thousands of Euros	2005	2004

Balance at beginning of year	1,936,818	2,048,689

Revaluation gains	911,814	925,454

Income tax	(23,468)	(215,770)

Taxes transferred to income	(883,474)	(821,555)

Balance at end of year	1,941,690	1,936,818

Of which:

Fixed-income	407,084	546,464

Equities	1,534,606	1,390,354

b)	Cash flow hedges

This item includes the net amount of changes in the value of financial derivatives designated as hedging instruments in cash flow hedges, for the portion of these changes considered as effective hedges (Note 11).

c)	Hedges of net investments in foreign operations and Exchange differences

“Hedges of Net Investments in Foreign Operations” include the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 11).

“Exchange Differences” include the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (Note 2-a).

The changes in 2005 and 2004 in these two items were as follows:

Thousands of Euros	2005	2004

Balance at beginning of year	(157,467)	—

Revaluation gains (losses)	1,388,998	(160,853)

Amounts transferred to income	(166,531)	3,386

Balance at end of year	1,065,000	(157,467)

Of which:

Due to consolidation:

Subsidiaries (Note 25):	1,061,515	(154,185)

Brazil Group	544,228	10,839

Chile Group	178,260	(10,796)

Mexico Group	87,093	(65,256)

Abbey	264,769	(79,155)

Other	(12,835)	(9,817)

Associates (Note 13)	3,485	(3,282)

30.	Own funds

“Own Funds” include the amounts of equity contributions from shareholders, accumulated profit or loss recognised through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.

The changes in the items making up “Own Funds” were as follows:

Thousands of Euros

	Share Capital	Share Premium	Accumulated Reserves	Reserves of Entities Accounted for Using the Equity Method	Other Equity Instruments	Treasury Shares	Profit (Loss) Attributed to the Group	Dividends and Remu neration	Total

Balances at January 1, 2004	2,384,201	8,720,722	7,631,559	602,807	58,567	(39,122)	—	(739,101)	18,619,633

Consolidated profit for the year	—	—	—	—	—	—	3,605,870	—	3,605,870

Dividends/Remuneration	—	—	(1,444,387)	—	—	—	—	(571,561)	(2,015,948)

Issues (retirements)	742,947	11,797,995	(1,472)	—	—	—	—	—	12,539,470

Purchase and sale of own equity instruments	—	—	(39,845)	—	—	(87,378)	—	—	(127,223)

Payments with equity instruments	—	—	—	—	—	—	—	—	—

Transfers	—	(148,589)	139,840	8,749	—	—	—	—	—

Other	—	—	(29,063)	9,639	35,000	—	—	—	15,576

Balances at December 31, 2004	3,127,148	20,370,128	6,256,632	621,195	93,567	(126,500)	3,605,870	(1,310,662)	32,637,378

Consolidated profit for the year	—	—	—	—	—	—	6,220,104	—	6,220,104

Appropriation of profit for the year	—	—	3,279,608	326,262	—	—	(3,605,870)	—	—

Dividends/Remuneration	—	—	(1,721,691)	(115,582)	—	—	—	(433,537)	(2,270,810)

Issues (retirements)	—	—	(2,531)	—	—	—	—	—	(2,531)

Purchase and sale of own equity instruments	—	—	26,421	—	—	73,432	—	—	99,853

Payments with equity instruments	—	—	—	—	19,167	—	—	—	19,167

Transfers	—	—	267,052	(243,462)	(23,590)	—	—	—	—

Other	—	—	(5,351)	15,236	(11,666)	—	—	—	(1,781)

Balances at December 31, 2005	3,127,148	20,370,128	8,100,140	603,649	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380

Parent	3,127,148	20,370,128	5,624,942 (*)	—	63,049	—	2,605,009	(1,744,199)	30,046,077

Subsidiaries	—	—	2,468,476	—	14,429	(53,068)	3,116,164	—	5,546,001

Jointly controlled entities	—	—	6,722	—	—	—	19,898	—	26,620

Associates	—	—	—	603,649	—	—	479,033	—	1,082,682

(*) See Note 33.

Consolidated Financial Statements

31.	Issued capital

a)	Changes

The changes in the Bank’s share capital were as follows:

	Share Capital

	Number of Shares	Par Value (Euros)

Number of shares and par value of share capital at December 31, 2003	4,768,402,943	2,384,201,472

Capital increases: Acquisition of Abbey shares (Note 3-c)	1,485,893,636	742,946,818

Number of shares and par value of share capital at December 31, 2004 and 2005	6,254,296,579	3,127,148,290

The Bank’s shares are listed on the computerised trading system of the Spanish stock exchanges and on the NewYork, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights. At December 31, 2005, the only shareholders with an ownership interest in the Bank’s share capital ofover 3% were Chase Nominees Ltd. (with a 7.47% holding), EC Nominees Ltd. (with a 6.36% holding) and State Street Bank & Trust (with a 5.48% holding).

b)	Other considerations

At December 31, 2005, the additional share capital authorised by the shareholders at the Annual General Meeting of the Bank amounted to EUR 1,939 million.

The shareholders at the Annual General Meeting on June 18, 2005, resolved to increase capital by EUR 375 million, and fully empowered the Board of Directors, for a period of one year, to set and establish the terms and conditions for this capital increase in all matters not already provided for by the Annual General Meeting. Inexercising these powers, the Board of Directors must determine whether the capital increase is to beperformed through the issuance of new shares or by increasing the par value of the shares outstanding.

Also, the shareholders at the aforementioned Annual General Meeting authorised the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of EUR 25,000 million or the equivalent amount in another currency, by any lawful means. The shareholders at the Annual General Meetingon June 21, 2003, authorised the Board of Directors to issue fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to EUR 4,000 million over a five-year period, and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requestsfor conversion.

At December 31, 2005, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Ajalvir S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banespa; Banesto; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

The number of Bank shares owned by third parties and managed mainly by Group portfolio, collective investment institution and pension fund managers was 42,435,424, which represented 0.68% of the Bank’sshare capital. In addition, the number of Bank shares owned by third parties and received as security was 17,829,400 (equal to 0.285% of the Bank’s share capital).

At December 31, 2005, the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective Annual General Meetings were not material at Group level.

32.	Share premium

“Share Premium” includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

33.	Reserves

a)	Definitions

The balance of “Own Funds - Reserves - Accumulated Reserves” includes the net amount of the accumulated profit or loss recognised in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

The balance of “Own Funds - Reserves of Entities Accounted for Using the Equity Method” includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using theequity method, recognised through the consolidated income statement.

b)	Breakdown

The breakdown of the balances of these items at December 31, 2005 and 2004, is as follows:

Thousands of Euros	2005	2004

Accumulated reserves:

Restricted reserves-

Legal reserve	625,430	625,430

Reserve for treasury shares	173,103	229,672

Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666

Voluntary reserves	3,791,677	3,646,801

Consolidation reserves attributed to the Bank	992,066	260,333

Reserves at subsidiaries	2,475,198	1,451,730

	8,100,140	6,256,632

Reserves of entities accounted for using the equity method:

Associates	603,649	621,195

Of which:

Cepsa	469,763	342,318

Unión Fenosa	—	151,092

	8,703,789	6,877,827

i.	Legal reserve

Under the Consolidated Companies Law, Spanish entities must transfer 10% of net profit for each year to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase share capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. This reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve covers the out standing balance of loans granted by the Group secured by Bank shares.

iii.	Revaluation reserve Royal Decree-Law 7/1996, of June 7

The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to increase sharecapital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

Consolidated Financial Statements

iv.	Reserves at subsidiaries

The detail, by company, of the balance of “Reserves at Subsidiaries”, based on the subsidiaries’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

Millions of Euros	2005	2004

Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	1,809	1,404

Banco Santander Serfin, S.A. (Consolidated Group)	998	760

Banespa (Consolidated Group)	927	678

Banco Santander Totta, S.A. (Consolidated Group)	642	554

Grupo Santander Consumer Finance, S.A.	302	292

Banco de Venezuela, S.A.C.A. (Consolidated Group)	272	195

Cartera Mobiliaria, S.A., S.I.C.A.V.	241	230

Banco Santander Chile (Consolidated Group)	215	203

Banco Santander International (United States)	138	124

Santander Central Hispano Investment, S.A.	129	129

Banco Santander (Suisse), S.A.	90	59

Banco Santander de Negocios Portugal, S.A.	44	119

Banco Río de la Plata, S.A.	(379)	(377)

Exchange differences	(3,167)	(3,167)

Consolidation adjustments and other companies	214	249

Total	2,475	1,452

Of which: restricted	556	444

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

“Other Equity Instruments” include the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other Own Funds items.

b)	Treasury shares

The balance of “Own Funds - Treasury Shares” includes the amount of equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s Annual General Meeting on June 18, 2005, set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorised to acquire at 5% of the fully paid share capital amount, at a minimum share price which cannot be lower than par value and a maximum share price of up to 3% higher than the quoted price on the computerised trading system of the Spanish stock exchanges at the date of acquisition.

The Bank shares owned by the consolidated companies accounted for 0.08% of issued capital at December 31, 2005 (December 31, 2004: 0.2%).

The average purchase price of the Bank shares was EUR 9.71 per share in 2005 and the average selling price was EUR 9.77 in that year (2004: EUR 9.0 and EUR 8.8,respectively).

The effect on equity arising from transactions involving Bank shares (gains of EUR 26 million in 2005 and losses of EUR 40 million in 2004) was recognised in “Reserves”.

35.	Off-balance-sheet items

“Off-Balance-Sheet Items” relate to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions entered into by the consolidated entities although they may not impinge on their net assets.

The detail of off-balance-sheet items is as follows:

Thousands of Euros	2005	2004

Contingent exposures:

Financial guarantees	48,199,671	31,511,567

Assets earmarked for third-party obligations	24	24

Other contingent exposures	253,880	302,291

	48,453,575	31,813,882

Contingent commitments:

Drawable by third parties	77,678,333	63,110,699

Other commitments	18,584,929	11,749,833

	96,263,262	74,860,532

a)	Contingent liabilities

“Contingent Liabilities” include all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The breakdown is as follows:

i.	Financial guarantees

Financial guarantees are the amounts that would be payable by the consolidated entities on behalf of third parties as a result of the commitments assumed by those entities in the course of their ordinary business, if the parties who are originally liable to pay fail to do so.

The breakdown of “Financial Guarantees” is as follows:

Millions of Euros	2005	2004

Bank guarantees and other indemnities provided	44,251	28,534

Credit derivatives sold	180	—

Irrevocable documentary credits	3,767	2,978

Other financial guarantees	2	—

	48,200	31,512

A significant portion of these amounts will mature without any payment obligation materialising for the consolidated entities, and therefore the aggregate balance of these commitments may not be considered asan actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under “Fee and Commission Income” in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

ii.	Assets earmarked for third-party obligations

“Assets Earmarked for Third-Party Obligations” include the carrying amount of the assets owned by the consolidated entities that have been earmarked for the full performance of customer transactions.

iii.	Other contingent liabilities

This item includes the amount of any contingent liability not included in other items.

Consolidated Financial Statements

b)	Contingent commitments

“Contingent Commitments” include those irrevocable commitments that could give rise to the recognition off inancial assets.

The breakdown is as follows:

Millions of Euros	2005	2004

Drawable by third parties	77,678	63,111

Financial asset forward purchase commitments	991	1,072

Regular way financial asset purchase contracts	9,886	3,661

Securities subscribed but not paid	196	122

Securities placement and underwriting commitments	16	9

Documents delivered to clearing houses	6,030	5,646

Other contingent commitments	1,466	1,240

	96,263	74,861

36.	Notional amounts of trading and hedging derivatives

The breakdown, by residual maturity period, of the notional and/or contractual amounts of the trading and hedging derivatives held by the Group at December 31, 2005 is as follows:

Millions of Euros

	Within 1 Year	1 to 5 Years	5 to 10 Years	After 10 Years	Total

Unmatured foreign currency purchases and sales:

Foreign currency/euro purchases	18,570	756	198	—	19,524

Foreign currency/foreign currency purchases	36,767	1,610	—	—	38,377

Foreign currency/euro sales	11,406	724	28	—	12,158

Currency swaps:

Foreign currency/euro purchases	5,742	13,157	3,163	413	22,475

Foreign currency/foreign currency purchases	1,958	20,768	2,646	3,347	28,719

Foreign currency/euro sales	7,612	3,111	3,564	542	14,829

Securities and interest rate futures:

Bought	21,208	3,978	232	—	25,418

Sold	119,694	65,889	106	—	185,689

Securities options:

Bought	21,787	7,669	249	1	29,706

Written	20,046	11,820	1,139	65	33,070

Interest rate options:

Bought	18,467	76,679	20,952	20,356	136,454

Written	17,813	121,831	20,586	20,682	180,912

Foreign currency options:

Bought	15,163	474	1	13	15,651

Written	21,174	2,377	1	—	23,552

Other interest rate transactions:

Forward rate agreements (FRAs)	8,976	8,078	15	—	17,069

Interest rate swaps (IRSs)	338,956	563,094	215,568	128,775	1,246,393

Other	509	1,577	339	5	2,430

Commodity futures transactions	8	—	—	—	8

Other futures transactions	1,823	18,512	4,589	209	25,133

Total	687,679	922,104	273,376	174,408	2,057,567

The notional and/or contractual amounts of the aforementioned contracts do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset priceor foreign currency risk; the results on these financial instruments are recognised under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statements and increase or offset, as appropriate,the gains or losses on the investments hedged (Note 11).

37.	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

Millions of Euros	2005	2004

Mutual funds	109,480	97,838

Pension funds	28,619	21,679

Assets under management	14,746	8,998

	152,845	128,515

38.	Interest and similar income

“Interest and Similar Income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of revenue as a consequence of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2005 and 2004 is as follows:

Thousands of Euros	2005	2004

Balances with the Bank of Spain and other central banks	405,610	236,530

Loans and advances to credit institutions	2,239,366	1,094,530

Debt instruments	4,337,914	3,756,255

Loans and advances to customers	21,419,575	10,435,725

Insurance contracts linked to pensions (Note 25)	106,617	108,570

Other interest	4,449,474	1,829,628

	32,958,556	17,461,238

Consolidated Financial Statements

39.	Interest expense and similar charges

“Interest Expense and Similar Charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a consequence of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2005 and 2004 is as follows:

Thousands of Euros	2005	2004

Deposits from the Bank of Spain and other central banks	485,605	246,066

Deposits from credit institutions	3,106,938	1,893,700

Customer deposits	9,395,492	3,728,216

Debt securities	4,262,401	1,840,311

Subordinated liabilities	1,591,501	740,871

Pension funds (Note 25)	640,545	649,846

Equity having the substance of a financial liability	118,389	151,952

Other interest	3,199,825	1,023,814

	22,800,696	10,274,776

40.	Income from equity instruments

This item includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of “Income from Equity
Instruments” is as follows:

Thousands of Euros	2005	2004

Equity instruments classified as:

Financial assets held for trading	175,577	113,262

Available-for-sale financial assets	160,033	275,776

Of which: relating to San Paolo IMI SpA	74,281	61,627

	335,610	389,038

41.	Share of results of entities accounted for using the equity method - Associates

This item comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The breakdown of the balance of “Share of Results of Entities Accounted for Using the Equity Method” is as follows:

Thousands of Euros	2005	2004

Cepsa	476,191	296,197

Unión Fenosa	78,597	88,114

Técnicas Reunidas	11,287	15,067

Alcaidesa Holding, S.A.	—	14,695

UCI	19,850	13,754

Attijariwafa	16,707	10,533

Other companies	16,534	10,651

	619,166	449,011

42.	Fee and commission income

“Fee and Commission Income” comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Euros	2005	2004

Collection and payment services:

Bills	233,503	299,761

Demand accounts	544,872	446,332

Cards	1,154,443	920,713

Checks	270,891	146,915

Orders	216,340	197,818

	2,420,049	2,011,539

Marketing of non-banking financial products:

Mutual funds	1,506,585	1,192,003

Pension funds	449,326	391,182

Insurance	924,515	524,305

	2,880,426	2,107,490

Securities services:

Securities underwriting and placement	71,562	38,189

Securities trading	258,364	205,254

Administration and custody	277,556	233,950

Asset management	58,574	71,551

	666,056	548,944

Other:

Foreign exchange	62,911	40,630

Financial guarantees	255,393	255,791

Commitment fees	58,380	53,947

Other fees and commissions	1,138,471	677,788

	1,515,155	1,028,156

	7,481,686	5,696,129

Consolidated Financial Statements

43.	Fee and commission expense

“Fee and Commission Expense” shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Euros	2005	2004

Fees and commissions assigned to third parties	653,362	535,293

Of which: Cards	533,333	361,134

Brokerage fees on lending and deposit transactions	134,372	121,640

Other fees and commissions	380,103	270,559

	1,167,837	927,492

44.	Insurance activity income

This item includes the net amount of the contribution from consolidated insurance and reinsurance companies to the Group’s gross income.

Thousands of Euros

	2005			2004

	Life	Non-Life	Total	Life	Non-Life	Total

Net premiums collected	3,781,484	200,592	3,982,076	1,997,245	213,021	2,210,266

Claims paid and other insurance-related expenses	(6,208,916)	(103,083)	(6,311,999)	(928,635)	(75,134)	(1,003,769)

Reinsurance income	52,713	35,739	88,452	6,835	7,578	14,413

Net charges to liabilities under insurance contracts	(1,337,120)	(136,315)	(1,473,435)	(1,351,482)	(146,210)	(1,497,692)

Finance income	4,602,043	59,459	4,661,502	462,533	32,414	494,947

Finance charges	(130,509)	(568)	(131,077)	(56,470)	(321)	(56,791)

	759,695	55,824	815,519	130,026	31,348	161,374

45.	Gains/losses on financial assets and liabilities

The item “Gains/Losses on Financial Assets and Liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Euros	2005	2004

Fixed-income	799,627	438,782

Equities	686,852	484,012

Of which due to the sale of:

Shinsei	49,332	—

Commerzbank	24,424	—

Sacyr-Vallehermoso	—	46,815

Financial derivatives and other	2,744	(182,862)

	1,489,223	739,932

46.	Exchange differences

“Exchange Differences” show basically the gains or losses on currency dealing, the differences that arise when monetary items in foreign currencies are translated into the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

47.	Sales and income from the provision of non-financial services and Cost of sales

These items in the consolidated income statements show, respectively, the amount of the sales of assets and income from the provision of services that constitute the typical activity of the non-financial consolidated Group entities and the related costs of sale. The main lines of business of these entities are as follows:

Thousands of Euros	2005		2004

Line of Business	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales

Property	960,923	(627,904)	744,875	(500,829)

Rail transport	285,207	(233,085)	—	—

Other	165,384	(124,493)	283,583	(179,818)

	1,411,514	(985,482)	1,028,458	(680,647)

Consolidated Financial Statements

48.	Other operating income

The breakdown of the balance of this item is as follows:

Thousands of Euros	2005	2004

Exploitation of investment property and operating leases	4,345	3,192

Commissions on financial instruments offsetting related direct costs	154,187	118,839

Other	97,697	79,114

	256,229	201,145

49.	Personnel expenses

a)	Breakdown

The breakdown of “Personnel Expenses” is as follows:

Thousands of Euros	2005	2004

Wages and salaries	4,183,625	3,060,313

Social security costs	660,066	569,132

Charges to defined benefit pension provisions (Note 25)	259,459	95,799

Contributions to defined contribution pension funds	20,668	18,526

Share-based payment costs	19,167	—

Of which:

Granted to the Bank’s directors	641	—

Granted to the Bank’s senior managers	1,494	—

Other personnel expenses	674,412	580,892

	5,817,397	4,324,662

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number of Employees

	2005	2004

The Bank:

Senior executives (*)	81	88

Other line personnel	15,731	16,270

Clerical staff	4,595	5,190

General services	49	59

	20,456	21,607

Banesto	10,802	11,071

Rest of Spain	3,789	3,562

Abbey	22,498	24,881

Other companies	70,863	68,753

	128,408	129,874

(*)	Categories of Deputy Assistant General Manager and above, including senior management.

The labour relations between employees and the various Group companies are governed by the related collective labour agreements or similar regulations.

c)	Share-based payments

In recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

	Number of Shares	Euros Exercise Price		Year Granted	Employee Group	Number of Persons	Date of Commencement of Exercise Period	Date of Expiry of Exercise Period

Plans in force at January 1, 2004	25,739,966	9.38

Options exercised	(1,934,406)	(2.83)

Of which:

Plan Four	(36,000)	7.84

Managers Plan 99	(1,139,488)	2.29

Additional Managers Plan 99	(55,668)	2.41

Young Executives Plan	(563,250)	2.29

European Branches Plan	(140,000)	8.23

Options cancelled or not exercised	(2,678,810)	—

Plans in force at December 31, 2004	21,126,750	9.94

Of which:

Plan Four	228,000	7.84		1998	Managers	5	01/09/03	12/30/05

Investment Bank Plan	4,503,750	10.25		2000	Managers	56	06/16/03	06/15/05

Young Executives Plan	364,000	2.29		2000	Managers	111	07/01/03	06/30/05

Managers Plan 2000	13,341,000	10.545		2000	Managers	970	12/30/03	12/29/05

European Branches Plan	2,690,000	7.60	(*)	2002 and 2003	Managers	27	07/01/05	07/15/05

Plans in force at January 1, 2005	21,126,750	9.94

Options granted (Plan I06) (**)	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09

Options exercised	(15,606,000)	(9.83)

Of which:

Plan Four	(228,000)	7.84

Investment Bank Plan	—	—

Young Executives Plan	(329,000)	2.29

Managers Plan 2000	(12,389,000)	10.545

European Branches Plan	(2,660,000)	7.60 (*	)

Options cancelled or not exercised	(5,520,750)	—

Plans in force at December 31, 2005	99,900,000	9.07		2005	Managers	2,601	01/15/08	01/15/09

(*)	The average exercise price ranges from EUR 5.65 to EUR 10.15 per share.
(**)	See Note 49-a-ii.

Consolidated Financial Statements

i.	Abbey

The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

	Number of Shares	Pounds Sterling (*) Exercise Price	Year Granted	Employee Group	Number of Persons		Date of Commencement of Exercise Period	Date of Expiry of Exercise Period

Plans in force at December 31, 2004	17,675,567	3.58

Of which:

Executive Options	358,844	4.16

Employee Options	56,550	5.90

Sharesave	17,260,173	3.56

Plans in force at January 1, 2005	17,675,567	3.58

Options exercised	(1,769,216)	4.45

Of which:

Executive Options	(89,305)	4.43

Employee Options	(2,550)	5.90

Sharesave	(1,677,361)	4.45

Options cancelled or not exercised	(1,783,670)	—

Plans in force at December 31, 2005	14,122,681	3.41

Of which:

Executive Options	269,539	4.07	2003-2004	Managers	20		06/26/06	04/04/14

Employee Options	54,000	5.90	1996	Employees	363		01/09/01	09/08/06

Sharesave	13,799,142	3.38	1998-2004	Employees	8,495	(**)	04/01/05	09/01/11

(*)	At December 31, 2005, the euro/pound sterling exchange rate was EUR 1.4592/GBP 1 (December 31, 2004: EUR 1.4183/GBP 1).
(**)	Number of accounts / contracts. A single employee may have more than one account / contract.

Additionally, in 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, which will be submitted for approval by the shareholders at the next Annual General Meeting, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). At December 31, 2005, the plan had 174 beneficiaries and a total of 2,518,495 shares at an average price of GBP 7.34 per share at the grant date. Effective delivery of the shares is scheduled for 2008, provided the related targets are met.

ii.	Plan I06

In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. 2,601 Group executives are covered by this plan, with a total of up to 99,900,000 options on Bank shares at an exercise price of EUR 9.07. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005.

The fair value of the equity instruments granted (EUR 57.5 million) is charged to income (Note 49-a), with a credit to equity, in the period in which the beneficiaries provide their services to the Group.

The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5-d.

50.	Other general administrative expenses

a)	Breakdown

The breakdown of the balance of “Other General Administrative Expenses” is as follows:

Thousands of Euros	2005	2004

Property, fixtures and supplies	913,731	542,843

Other administrative expenses	904,780	462,797

Technology and systems	480,494	326,711

Advertising	404,389	295,886

Communications	402,096	232,584

Technical reports	295,814	204,780

Per diems and travel expenses	229,496	156,811

Taxes other than income tax	183,660	125,320

Guard and cash courier services	160,276	138,539

Insurance premiums	31,305	28,934

	4,006,041	2,515,205

b)	Other information

The balance of “Technical Reports” includes the fees paid by the various Group companies (detailed in the accompanying Exhibits) to their respective auditors, the detail being as follows:

Millions of Euros	2005	2004	(*)

Audit of the annual financial statements of the companies audited by member firms of the Deloitte worldwide organisation	15.8	15.9

Of which:

Abbey	4.9	6.5

Audit of the Bank’s individual and consolidated financial statements	1.0	1.0

Other reports required pursuant to the tax and legal regulations issued by the national supervisory agencies in the countries in which the Group operates and reviewed by firms of the Deloitte worldwide organisation	3.9	4.1

Internal control audit required by the US Sarbanes-Oxley Act, with which the Group is obliged to comply in 2006	5.4	—

Fees for audits performed by other firms	0.1	0.6

	25.2	20.6

(*)	Includes the fees incurred by the Abbey Group in 2004.

The detail of the other services provided to the various Group companies in 2005 is as follows:

1.	Services provided by firms of the Deloitte worldwide organisation: EUR 5.1 million (2004: EUR 7.4 million, including those relating to Abbey).

The services commissioned from our auditors meet the independence requirements stipulated by Law

44/2002, of November 22, on Financial System Reform Measures and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC). Accordingly, they did not involve the performance of any work that is incompatible with the audit function.

2.	Services provided by other audit firms: EUR 21.4 million (2004: EUR 29.8 million).

Consolidated Financial Statements

51.	Other operating expenses

The breakdown of the balance of “Other Operating Expenses” is as follows:

Thousands of Euros	2005	2004

Contribution to Deposit Guarantee Fund	173,696	141,617

Other	186,278	122,469

	359,974	264,086

52.	Other gains and Other losses

“Other Gains” and “Other Losses” include the income and expenses arising from non-ordinary activities not included in other items. The breakdown of the net balance of these two items is as follows:

Thousands of Euros

Net Balance	2005	2004

On disposal of tangible assets (Note 16)	83,272	179,866

On disposal of investments	1,299,046	30,891

Of which: relating to Unión Fenosa (Note 3-c)	1,156,648	—

Other	1,134,567	711,401

Of which: gains obtained on the disposal of (Note 8):

The Royal Bank of Scotland Group plc	717,394	472,227

Auna	354,838	—

Vodafone	—	241,771

Shinsei	—	117,559

Net gains	2,516,885	922,158

53.	Other disclosures

a)	Residual maturity periods and average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheet at December 31, 2005 is as follows:

Millions of Euros

	Demand	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:

Cash and balances with central banks	7,232	4,701	4,152	1	—	—	16,086	2.62%

Available-for-sale financial assets- Debt instruments	77	1,769	4,239	4,553	41,930	15,486	68,054	3.58%

Loans and receivables:

Loans and advances to credit institutions	4,102	20,681	9,121	7,070	5,247	845	47,066	2.93%

Loans and advances to customers	11,131	14,728	24,026	43,508	85,929	223,596	402,918	5.84%

Debt instruments	—	—	—	17	46	108	171	2.49%

Other financial assets	4,656	2,988	29	567	393	996	9,629	N/A

	27,198	44,867	41,567	55,716	133,545	241,031	543,924	5.10%

Liabilities:

Financial liabilities at amortised cost:

Deposits from central banks	396	18,262	3,773	—	—	—	22,431	2.42%

Deposits from credit institutions	3,709	50,254	20,781	11,593	6,195	1,696	94,228	2.91%

Customer deposits	166,531	42,322	39,397	25,199	16,742	1,537	291,728	3.59%

Debt securities	—	7,128	13,613	9,124	46,826	40,518	117,209	3.91%

Subordinated liabilities	—	48	175	1,437	4,240	22,863	28,763	Note 23

Other financial liabilities	7,815	971	396	1,184	893	34	11,293	N/A

	178,451	118,985	78,135	48,537	74,896	66,648	565,652	3.54%

Difference (assets less liabilities)	(151,253)	(74,118)	(36,568)	7,179	58,649	174,383	(21,728)	—

Consolidated Financial Statements

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet at December 31, 2005 and 2004, based on the nature of the related items, is as follows:

Equivalent Value in Millions of Euros	2005		2004

	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	11,749	—	5,721	—

Financial assets/liabilities held for trading	128,973	95,225	96,612	80,592

Other financial instruments at fair value	45,534	11,810	42,176	11,244

Available-for-sale financial assets	16,814	—	16,754	—

Loans and receivables	221,041	—	194,005	—

Investments	238	—	218	—

Tangible assets	4,745	—	6,125	—

Intangible assets	12,910	—	12,325	—

Financial liabilities at amortised cost	—	279,575	—	231,058

Liabilities under insurance contracts	—	38,247	—	37,501

Other	11,741	18,919	13,141	16,432

	453,745	443,776	387,077	376,827

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities –except for financial liabilities held for trading, those measured at fair value and derivatives having as their underlyings equity instruments whose market value cannot be estimated reliably– are measured at amortised cost in the consolidated balance sheet.

i)	Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

Millions of Euros	2005		2004

Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Loans and receivables:

Loans and advances to credit institutions	47,066	46,560	38,978	38,941

Money market operations through counterparties	—	—	3,908	3,908

Loans and advances to customers	402,918	404,950	346,551	347,086

Debt instruments	171	171	—	—

Other financial assets	9,629	9,629	4,996	4,996

	459,784	461,310	394,433	394,931

ii)	Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Millions of Euros	2005		2004

Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities at amortised cost:

Deposits from central banks	22,431	22,431	8,068	8,068

Deposits from credit institutions	94,228	94,221	50,458	50,458

Money market operations through counterparties	—	—	2,499	2,499

Customer deposits (*)	291,727	291,727	262,670	263,006

Debt securities	117,209	117,117	90,803	93,493

Subordinated liabilities	28,763	29,278	27,470	28,203

Other financial liabilities	11,293	11,293	5,863	5,863

	565,651	566,067	447,831	451,590

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as its carrying amount.

54.	Geographical and business segment reporting

a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus the Financial Management and Holdings Division. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America.

The Financial Management and Holdings segment includes the centralised management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitisations. As the Group’s holding company, this segment handles its total capital and reserves, capital allocations and liquidity with other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases the assets and liabilities of each business. These amounts, which relate to intra-Group liquidity arrangements, are classified under “Loans and Advances to Credit Institutions/Deposits from Credit Institutions” and, therefore, the sum of these items exceeds the figure for the consolidated Group.

Additionally, for segment presentation purposes the own funds of each geographical unit are those reflected in their individual financial statements. These own funds are treated as capital endowments made by the Financial Management and Holdings Unit which, as explained earlier, acts as the holding company for the other businesses and, therefore, reflects the Group’s total own funds.

Consolidated Financial Statements

The summarised balance sheets and income statements of the various geographical segments are as follows:

Millions of Euros	2005					2004

(Summarised) Balance Sheet	Continental Europe	Abbey	Latin America	Financial Management and Holdings	Total	Continental Europe	Abbey	Latin America	Financial Management and Holdings	Total

Loans and advances to customers	212,455	171,796	50,762	816	435,829	177,772	156,790	34,593	196	369,351

Financial assets held for trading (excluding loans and advances)	26,996	64,014	25,163	1,276	117,449	14,657	51,060	14,463	1,190	81,370

Available-for-sale financial assets	13,306	18	15,607	45,014	73,945	12,008	14	13,924	18,576	44,522

Loans and advances to credit institutions	71,900	13,070	22,158	15,718	122,846	71,819	21,240	21,245	9,955	124,259

Non-current assets	4,229	5,197	1,382	1,396	12,204	3,932	5,164	1,163	738	10,997

Other asset accounts	15,770	47,420	17,132	94,343	174,665	22,105	39,903	10,078	81,795	153,881

Total assets	344,656	301,515	132,204	158,563	936,938	302,293	274,171	95,466	112,450	784,380

Customer deposits	127,975	110,776	65,087	1,927	305,765	122,635	113,353	45,718	1,505	283,211

Debt securities	27,593	62,462	5,631	53,154	148,840	21,595	52,333	5,201	34,709	113,838

Subordinated liabilities	2,241	11,428	1,130	13,965	28,764	2,120	10,622	709	14,018	27,469

Liabilities under insurance contracts	6,414	36,521	1,737	—	44,672	4,844	36,446	1,054	—	42,344

Deposits from credit institutions	94,233	40,761	38,314	38,386	211,694	78,942	27,162	27,975	15,549	149,628

Other liability accounts	71,119	37,260	12,443	18,906	139,728	59,926	31,990	9,026	16,327	117,269

Own funds	15,081	2,307	7,862	32,225	57,475	12,231	2,265	5,783	30,342	50,621

Off-balance-sheet customer funds	97,141	5,999	49,705	—	152,845	89,567	5,059	33,889	—	128,515

Total funds under management	441,797	307,514	181,909	158,563	1,089,783	391,860	279,230	129,355	112,450	912,895

Millions of Euros	2005					2004

(Sumarised) Income Statement	Continental Europe	Abbey	Latin America	Financial Management and Holdings	Total	Continental Europe	Abbey	Latin America	Financial Management and Holdings	Total

Net interest income	5,398	1,891	3,946	(742)	10,493	4,770	—	3,328	(522)	7,576

Share of results of entities accounted for using the equity method	26	2	7	584	619	33	—	4	412	449

Net fee and commission income	3,331	958	2,043	(18)	6,314	3,142	—	1,639	(12)	4,769

Insurance activity income	116	589	109	2	816	87	—	78	(4)	161

Gains/losses on financial assets and liabilities and Exchange differences	512	347	755	(49)	1,565	404	—	458	239	1,101

Gross Income	9,383	3,787	6,860	(223)	19,807	8,436	—	5,507	113	14,056

Sales and income from the provision of non-financial services (net) and Other operating income/expense	351	52	(91)	10	322	313	—	(44)	16	285

Non-financial personnel expenses	(47)	(8)	—	(19)	(74)	(72)	—	(1)	(16)	(89)

Non-financial general expenses	(24)	(8)	—	(16)	(48)	(34)	—	(4)	(18)	(56)

General administrative expenses:

Personnel expenses	(2,563)	(1,228)	(1,770)	(183)	(5,744)	(2,502)	—	(1,541)	(193)	(4,236)

Other administrative expenses	(1,171)	(1,071)	(1,545)	(171)	(3,958)	(1,097)	—	(1,256)	(106)	(2,459)

Depreciation and amortisation	(499)	(117)	(330)	(74)	(1,020)	(514)	—	(287)	(38)	(839)

Net operating income	5,430	1,407	3,124	(676)	9,285	4,530	—	2,374	(242)	6,662

Net impairment losses	(973)	(318)	(442)	(74)	(1,807)	(1,265)	—	(397)	(181)	(1,843)

Other gains/losses	(43)	76	(214)	857	676	(47)	—	(112)	(79)	(238)

Profit before tax	4,414	1,165	2,468	107	8,154	3,218	—	1,865	(502)	4,581

Profit from ordinary activities	3,148	811	2,006	798	6,763	2,272	—	1,650	63	3,985

Consolidated profit for the year	3,135	811	2,006	798	6,750	2,272	—	1,661	63	3,996

Profit attributted to the Group	2,983	811	1,776	650	6,220	2,159	—	1,470	(23)	3,606

b)	Business segments

At this secondary level of segment reporting, the Group is structured into Commercial Banking, Asset Management and Insurance and Global Wholesale Banking; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Holdings segment.

The Commercial Banking segment encompasses the entire retail banking business (except for the Corporate Banking business managed globally using a relationship model specifically developed by the Group in recent years).

The Asset Management and Insurance segment includes the contribution to the Group of the design and management of the mutual fund, pension and insurance businesses of the various units.

The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment and Markets Banking worldwide, including all the globally managed treasury departments and the equities business.

Consolidated Financial Statements

          The summarized income statements and significant data are as follows:
Millions of Euros	2005					2004

(Summarised) Income Statement	Commercial Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Holdings	Total	Commercial Banking	Asset Management and Insurance	Global Wholesale Banking	Financial Management and Holdings	Total

Net Interest Income	10,766	(146)	615	(742)	10,493	7,404	17	677	(522)	7,576

Share of results of entities Accounted for using the equity method	35	—	—	584	619	42	(5)	—	412	449

Net fee and commission income	5,191	668	473	(18)	6,314	3,937	452	392	(12)	4,769

Insurance activity income	—	814	—	2	816	—	165	—	(4)	161

Gains/losses on financial assets and liabilities and Exchange differences	927	32	655	(49)	1,565	323	11	528	239	1,101

Gross Income	16,919	1,368	1,743	(223)	19,807	11,706	640	1,597	113	14,056

Sales and income from the provision o non-financial services (net) and Other operating income/expense	335	—	(23)	10	322	292	1	(24)	16	285

Non-financial personnel expenses	(55)	—	—	(19)	(74)	(73)	—	—	(16)	(89)

Non-financial general Expenses	(32)	—	—	(16)	(48)	(38)	—	—	(18)	(56)

General administrative expenses:

Personnel expenses	(4,914)	(308)	(339)	(183)	(5,744)	(3,593)	(151)	(299)	(193)	(4,236)

Other administrative expenses	(3,228)	(355)	(204)	(171)	(3,958)	(2,067)	(99)	(187)	(106)	(2,459)

Depreciation and amortisation	(870)	(20)	(56)	(74)	(1,020)	(735)	(16)	(50)	(38)	(839)

Net operating income	8,155	685	1,121	(676)	9,285	5,492	375	1,037	(242)	6,662

Net impairment losses	(1,669)	—	(64)	(74)	(1,807)	(1,502)	2	(162)	(181)	(1,843)

Other gains/losses	(196)	3	12	857	676	(156)	(6)	3	(79)	(238)

Profit before tax	6,290	688	1,069	107	8,154	3,834	371	878	(502)	4,581

Other business aggregates:

Total assets	627,954	9,172	141,249	158,563	936,938	531,345	6,959	133,627	112,449	784,380

Loans and advances to customer	407,660	194	27,159	816	435,829	344,544	477	24,134	196	369,351

Customer deposits	269,146	21	34,671	1,927	305,765	244,397	36	37,273	1,505	283,211

55.	Related-party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties at December 31, 2005, distinguishing between associates and jointly controlled entities, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s length transactions or were charged to the related compensation in kind.

Millions of Euros

	Associates and Jointly Controlled Entities	Members of the Board of Directors	General Managers	Other Related Parties

Assets:

Loans and advances to credit institutions	1,864	—	—	958

Loans and advances to customers	215	2	8	100

Liabilities:

Deposits from credit institutions	(64)	—	—	(979)

Customer deposits	(25)	(98)	(7)	(68)

Income statement:

Interest and similar income	19	—	—	29

Interest expense and similar charges	(1)	(3)	—	(12)

Fee and commission income	10	1	—	1

Fee and commission expense	(1)	—	—	—

Other:

Contingent liabilities	96	—	—	45

Contingent commitments	117	—	—	477

56.	Risk management

One of the cornerstones of the Santander Group’s business strategy is excellent risk management, which is an essential requisite for the creation of value.

The Group bases its risk management policy on the following principles:

	1.	Functional independence within a shared hierarchy.

While targets and methodology are defined by the Risk Division, the organisational structure is adapted to the commercial strategy and the customer proximity approach, and the Group’s risk quality criteria prevail.

	2.	Executive capacity supported by knowledge of and proximity to customers and by decisions taken collectively through the related Risk Committees.

	3.	Global scope (different types of risk) and single function for customer treatment (non-acceptance of risks from various units), without detriment to specialisation by risk type or customer segment.

4.	Collective decisions (even at branch level) which ensure different opinions are taken into account and avoid jeopardising results through decisions taken individually.

5.	Medium-low risk profile as a target, without overlooking the predictable nature of risk, which entails a culture of consistency with a series of policies and procedures, including most notably:

	a.	Strong emphasis on risk monitoring to prevent loan impairment sufficiently in advance.

	b.	Risk diversification designed to generally limit the Group’s share of lending in the credit system.

	c.	Avoidance of exposure to companies with insufficient credit ratings or scorings, even when this might entail a risk premium proportionate to the internal rating.

Consolidated Financial Statements

For many years the Group has managed risk using a series of techniques and tools, the most noteworthy of which are as follows:

1.
Internal rating models based on qualitative and quantitative weighting of risk which, by assessing the various risk components by customer and transaction, make it possible to estimate, firstly, probability of default and, subsequently, expected loss, based on loss severity analyses.

	2.	Return on risk-adjusted capital (RORAC), which is used both as a transaction pricing tool (bottom-up) and in the analysis of portfolios and units (top-down).

3.
Economic capital, which, estimated by assessing all kinds of risk, serves as a yardstick for management performance and the returns obtained in the Group’s various building blocks. It is also used in the loan approval and credit limit establishment processes for the overall pre-classification of major customers.

	4.	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

	5.	Stress testing, which, supplementing market and credit risk analyses, permits the assessment of the impact of alternative scenarios, even on provisions and capital.

a)	Organisation of the risk function

The governing bodies and senior management of the Santander Group have the skills and knowledge required to discharge their functions in the efficient, objective and independent manner required to oversee the development of the Organisation’s overall strategy.

The duties delegated to the Risk Standing Committee by the Board of Directors are as follows:

1.	To establish the Group’s risk policies.

2.	To monitor that the risk assumed remains within the limits set.

3.	To empower lower-ranking committees to manage certain risks, and to take decisions on transactions exceeding the scope of these committees.

4.	To conduct systematic reviews of the Group’s exposure to its main customers, economic sectors, geographical areas, types of risk and other variables.

5.	To peruse, assess and implement observations and recommendations of the supervisory authorities.

6.	To ascertain and monitor the Group’s risk targets, management tools, improvements, projects and any other actions taken in the risk area.

The Risk Division reports directly to the third Vice-Chairman and the Chairman of the Risk Standing Committee.

The Group’s Risk Division is divided into two Units:

1.
The Risk Unit is responsible for the executive functions of credit and financial risk management and is adapted, by customer type, activity and geographical area, to the structure of the business (global view/local view).

2
The Internal Risk Control and Integrated Risk Assessment Unit has the responsibilities and functions characteristic of an independent unit. In keeping with BIS II, it is entrusted with the qualitative and quantitative validation of the internal risk models, is responsible for operational risk, estimates risk parameters for capital calculation purposes, and other variables.

b)	Global risk profile analysis

The detail, by type of risk and business unit, of the Group’s risk profile at December 31, 2005, taking into account all its activities and measured in terms of economic capital use, is shown in the tables below:

Credit risk	55.4%

Market risk (equities)	11.4%

Other market risks	7.6%

Structural interest risk	8.4%

Business risk	8.4%

Operational risk	6.8%

Insurance risk (Abbey)	2.0%

Latin America	32.5%

Financial Management and Holdings	17.8%

Abbey	14.2%

Santander Network in Spain	11.1%

Banesto	8.9%

Wholesale Banking in Spain (*)	7.0%

Portugal	4.2%

Santander Consumer	3.8%

Asset Management and Insurance - Spain	0.4%

Banif Group	0.1%

(*) Global Wholesale Banking represents 13.5%.

Credit exposure continues to be the main source of risk for the Group, accounting for 55% of total economic capital, followed by the market risk on equities (11% of the total, 2004: 23%) and on trading positions (8%). Other risks (which for the first time include Abbey’s insurance business risk) represent the remaining 26%.

c)	Credit risk

Credit risk is based on the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The Group has a global vision of risk and of risk management which it implements at local level. The risk function is structured on the basis of common principles and organisational criteria shared by the various Group entities. In order to perform this function adequately, the Group has a series of policies, procedures and management tools which, based on a common basic model, are adapted to cater for the specific needs of each market.

Credit risk at the Group is also managed on an integrated basis, taking into consideration its correlation with other risks and assessing the return on risk-adjusted capital of the various exposures.

The Group’s credit risk management is also characterised by its proactive nature throughout the lending cycle (approval, monitoring and recovery). In the approval phase, customers are pre-classified in order to ensure a prompt response to business needs. In the subsequent monitoring phase, changes in exposure are constantly assessed, portfolios are actively managed and, if any signs of potential loan impairment are detected, early action is taken to mitigate the risks and reduce the exposure, with a view to ultimately reducing the potential loss and optimising the risk/return ratio.

Santander Group - Gross Credit Risk Exposure (a)

	Customer Drawdowns	Drawable by Customers	Fixed- Income Sovereign (Excl. Trad.)	Fixed- Income Private (Excl.Trad.)	Credit Institution Drawdowns (c)	Drawable by Credit Institutions	Derivatives and Repos (REC) (d)	Total	%

Spain	195,806	47,254	44,739	5,161	16,894	1,112	13,996	324,962	47.8%

Parent bank	119,127	32,722	38,108	2,719	13,469	885	9,187	216,217	31.8%

Banesto	56,477	8,700	6,470	2,255	1,559	208	4,773	80,442	11.8%

Other	20,202	5,832	161	187	1,866	19	36	28,303	4.2%

Other European countries	205,678	10,803	766	9,003	6,947	—	10,105	243,302	35.8%

Germany	12,912	1,716	20	20	279	—	6	14,953	2.2%

Portugal	27,825	4,739	682	1,455	2,400	—	1,024	38,125	5.6%

United Kingdom (Abbey)	154,914	4,010	—	7,528	3,680	—	8,045	178,177	26.2%

Other	10,027	338	64	—	588	—	1,030	12,047	1.8%

Latin America	55,010	18,220	12,124	2,506	13,423	34	5,167	106,484	15.7%

Brazil	12,541	3,056	5,363	447	4,990	—	810	27,207	4.0%

Chile	15,914	3,254	181	939	1,681	1	2,587	24,557	3.6%

Mexico	13,882	9,272	4,670	63	4,107	33	1,465	33,492	4.9%

Puerto Rico	6,804	1,360	322	1,057	159	—	287	9,989	1.5%

Venezuela	2,269	835	1,113	—	1,675	—	—	5,892	0.9%

Other	3,600	443	475	—	811	—	18	5,347	0.8%

Rest of the world	1,246	257	70	1,396	2,411	—	86	5,466	0.8%

Total Group	457,740	76,534	57,699	18,066	39,675	1,146	29,354	680,214	100%

%/total	67.3%	11.3%	8.5%	2.7%	5.8%	0.2%	4.3%	100.0%

(a)	Data at December 31, 2005. Derivatives expressed in credit risk equivalent. Excluding doubtful assets.
(b)	Including repos.
(c)	Derivatives expressed in equivalent credit risk (including repos).
(d)	Expressed in equivalent credit risk.

Consolidated Financial Statements

Spain accounts for 47.8% of the Group’s gross credit risk exposure, followed by Other European Countries, with 35.8%, including a notable contribution from the United Kingdom due to the integration of Abbey. Taken as a whole, Europe represents 83.5% of total credit risk exposure. Latin America, in which investment-grade countries (Mexico, Chile and Puerto Rico) feature predominantly, accounts for 15.7% of total exposure, whereas countries with lower credit ratings represent only 5.7%.

The rating distribution in the customer portfolio is typical of a bank which focuses predominantly on commercial banking. Most of the ratings below BBB relate to SME portfolios, consumer loans, cards and certain of the Group’s mortgage portfolios. These exposures are highly atomised, entail a lower proportional utilisation of capital and have expected losses that are amply covered by the spread on transactions.

Approximately 81% of total risk exposure to customers relates to the SME and individuals financing segments, which underlines the predictable nature of the Santander Group’s credit risk.

i.	Customer segmentation for credit risk management

Credit risk management is tailored to the requirements of the various customer risk management areas and the specific features of the products.

The Wholesale and Corporate Banking Risk Area deals with the Group’s global customers (such as government agencies, large corporations and multinational financial groups) and the segment of companies classified into portfolios.  For large corporate groups, a pre-classification model is used (which sets a maximum internal risk limit), based on an economic capital measurement and monitoring system. Specialised treatment is given to financial institutions and the technical monitoring of structured financing has been optimised.  The Wholesale and Corporate Banking Risk Area continues to encourage the identification of business opportunities to enhance the Group’s business approach by setting common business and risk targets, in keeping with the business area support strategy.

The simplified pre-classification model implemented for this segment in the past, aimed at companies meeting certain requirements (high level of knowledge and credit rating) has once again contributed positively to the improved efficiency of the loan approval circuits.

The Standardised Risk Area deals with retail customers (small enterprises, businesses and individuals), which are managed locally using centrally-designed policies and guidelines and with the support of automatic assessment and decision systems which permit efficient and cost-effective risk treatment.

	Management	Assessment Tool	Analysis Approach

Governments, Financial Institutions and Global Corporations	Centralised - Group	Rating	100% analyst judgment

Local Corporations	Centralised - Entity	Rating	100% analyst judgment

Enterprises	Decentralised	Scoring	Automatic assessment (quantitative areas) + analyst judgment (quantitative areas)

Microenterprises and Businesses	Decentralised	Scoring	Automatic assessment

Individuals	Decentralised	Scoring	Automatic assessment

	ii.	Rating tools

Since 1993 the Group has used proprietary internal rating models to measure the degree of risk inherent in a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of historical experience. More than 140 internal rating models are used in the Group’s loan approval and risk monitoring process.

As regards the Bank’s operations in Spain, on an internal credit rating scale from 1 to 9 (9 being the highest score), more than 73% of the balances are held with companies with a credit rating of 6 or above.

	iii.	Quantification of the risk premium

The Santander Group’s risk policy focuses on maintaining a predictable medium-low risk profile for both credit and market risk.

With regard to credit risk, this qualitative objective can be quantified in terms of expected loss. Thus, the target expected loss (cost of credit or risk premium) for the business in Spain should be around 0.40% of credit risk exposure, and that for the Group as a whole should not exceed 0.75%.

	iv.	Concentration risk

The Group constantly monitors the degree of concentration, by geographical area/country, economic sector, product and customer group, of its credit risk portfolios.

The Board’s Risk Standing Committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

d)	Market risk

	i.	Activities subject to market risk

The measurement, control and monitoring of financial risks cover all types of operations where equity risk is assumed. The risk arises from changes in the price of risk factors -interest rate, foreign currency equities and the volatility thereof- and from the solvency and liquidity risk of the various products and markets in which the Group operates.

The activities are segmented by risk type as follows:

-	Treasury:

	1.	Trading: this heading includes financial services for customers, trading operations and short-term positioning in liquid fixed-income, equity and foreign currency products.

	2.	Proprietary treasury: longer-term positions in fixed-income products.

-	Structural risk: this relates to activities whose main risk arises from changes in interest rates; the positions taken are medium to long-term and, therefore, are not treated as held for trading.

1.
Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of assets and liabilities. This heading also includes the active management of the credit risk inherent in the Group’s balance sheet. The Financial Management area is responsible for managing these structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Decisions affecting the management of these risks are taken through the ALCO Committees in the respective countries and, ultimately, by the Parent’s Markets Committee. The aim pursued by Financial Management is to ensure the stability and recurring nature of the Group’s net interest margin and economic value, whilst maintaining adequate liquidity and solvency levels.

2.
Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (Structural Exchange Rate). This heading also includes the positions taken to hedge the foreign currency risk on future income generated in currencies other than the euro (hedges of results).

	3.	Structural equities risk: this heading includes equity investments in non-consolidated financial and nonfinancial companies that give rise to equities risk.

Each of these activities is measured and analysed using different tools in order to reflect their risk profiles as accurately as possible.

Consolidated Financial Statements

ii.	Methodologies

(a)	Trading

The standard methodology applied to trading activities by the Santander Group in 2005 was Value at Risk (VaR) based on the standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were applied that enable the most recent development that condition the level of risk assumed to be quickly and efficiently included.

Also, if the size or nature of the portfolios so require, the Group can apply other methodologies such as Monte Carlo simulation and parametric models.

VaR is not the only measure. It is used because it is easy to calculate and because of its capacity to measure the level of risk incurred by the Group, but other indicators are used simultaneously enabling the Group to exercise greater risk control in all the markets in which it operates.

One of these tools is scenario analysis, which consists of establishing alternative assumptions regarding changes in financial variables and determining their impact on results. These scenarios can replicate past events (such as crises) or situations that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) and, together with VaR, a much more complete spectrum of the risk profile can be obtained.

The positions are monitored on a daily basis through an exhaustive control of the changes in the portfolios in order to detect possible incidences for their immediate correction. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to see and detect the impact of changes in financial variables or portfolios.

(b)	Balance sheet management

1.	Interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and repricing gaps in the different balance sheet items.

Directional portfolios, because of their very nature, are managed by Treasury, whereas the balance sheet is managed by Financial Management, based on the resolutions adopted by the ALCOs.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products. This activity acquires particular importance in low-interest scenarios (such as that prevailing today), when the margins of commercial banking are subject to downward pressure.

The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of own funds, Value at Risk (VaR), and scenario analysis.

(i)	Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the revaluation periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk to be detected in the different maturity periods. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

All the on- and off-balance-sheet aggregates are broken down so that they can be placed at the point of repricing or maturity. In the case of the aggregates that do not have a contractual maturity date, an internal model is used to analyse and estimate the duration and sensitivity thereof.

(ii)	Sensitivity of net interest margin (NIM)

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

	(iii)	Sensitivity of market value of equity (MVE)

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

	(iv)	Value at Risk (VaR)

The Value at Risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for Trading: historical simulation with a confidence interval of 99% and a time horizon of one day. Statistical adjustments were made to enable the effective and rapid incorporation of the most recent events that determine the level of risk assumed.

	(v)	Scenario analysis

Two interest rate performance scenarios are established: maximum volatility and sudden crisis. These scenarios are applied to the activities under analysis, thus obtaining the impact on the market value of equity and the net interest margin projections for the year.

2.	Liquidity risk

Liquidity risk is associated with the Group’s capacity to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used to control liquidity risk in Balance Sheet Management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

	(i)	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a given period for each currency in which the Group operates. The gap measures cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

The Group conducts two types of liquidity gap analyses:

	-	Contractual liquidity gap: all the on- and off-balance-sheet items are analysed, provided that they generate cash flows, and placed at the point of contractual maturity.

For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or instable balance for liquidity purposes is determined.

-
Operational liquidity gap: this is a scenario in normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed in the point of probable liquidity rather than in the point of contractual maturity. In this analysis the definition of behaviour scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

(ii)	Liquidity ratios

The liquidity ratio compares liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by functional currency, the level of immediate response of the Group to firm commitments.

Cumulative net illiquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or transfer rather than in the point of maturity.

(iii)	Scenario analysis/Contingency Plan

The Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, accordingly, contingency plans focus on the modelling of potential crises by analysing various scenarios, identifying crisis types, internal and external communications, and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of the head offices. At the first sign of crisis, it specifies clear lines of communication and suggests a wide range of responses to different levels of crisis.

Since a crisis can occur locally or globally, each local unit must prepare a Contingency Funding Plan, in which it indicates the amount of aid or funding that might be required from headquarters during a crisis. Each local unit must inform headquarters (Madrid) of its Contingency Plan at least every six months so that it can be reviewed and updated. However, these plans must be updated more frequently if market conditions make this advisable.

Consolidated Financial Statements

(c) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

	iii.	Risks and results in 2005

	(a)	Trading

The average VaR profile assumed in 2005 was USD 19.3 million.

	(b)	Balance sheet management

	1.	Europe

At the end of December 2005, in the convertible currency balance sheet, the sensitivity of the net interest margin at one year to parallel increases of 100 b.p. was negative by EUR 615 million, of which approximately 70% related to the Bank. This global risk position basically represents the concentration of a greater volume of liabilities in a time horizon of 12 months vis-à-vis the assets repriced in this period.

For the same perimeter the sensitivity of the value to parallel increases of 100 b.p. in the curve amounted to EUR 55.6 million at December 31, 2005.

	2.	Latin America

The interest rate risk in Balance Sheet Management portfolios in Latin America, measured in terms of sensitivity of the net interest margin at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout 2005, fluctuating within a narrow band. Measured in terms of value sensitivity, it rose gradually in the second half of the year, due mainly to the increase in the positions taken in local-currency government securities in Mexico and Brazil in order to cover possible future margin losses.

At the end of December the risk consumption for the region, measured as the MVE sensitivity to 100 b.p., stood at EUR 387 million, while the net interest margin risk at one year, measured as the sensitivity of this margin to 100 b.p., stood at EUR 22 million.

e)	Operational risk

The Group defines operational risk as “the risk of loss resulting from deficiencies or failures of internal processes, human resources or systems or that arising due to external causes”. This risk relates to events of a purely operational nature, which differentiates it from market or credit risk. The Group’s aim in operational risk control and management is to identify, assess, mitigate and monitor this risk.

The overriding requirement for the Group, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also facilitates its management, since it enables priorities to be established and decisions to be hierarchised.

In principle, the Group has chosen to calculate its operational risk capital using the Standard Approach; however, it does not rule out the possibility of resorting to the Internal Model in the future.

The organisational structure of operational risk at the Santander Group is based on the following principles: (i) the Risk Division discharges the function of assessing and controlling this risk; (ii) the Central Unit, within the Risk Division, that supervises operational risk is responsible for the Entity’s global corporate programme; (iii) the effective operational risk management structure is based on the knowledge and experience of the executives and professionals in the Group’s various areas and units, a major role being played by the operational risk coordinators, the key figures in this organisational framework.

This organisational framework meets the qualitative requirements of the New Basel Capital Accord (BIS II document, revised June 2004) for Standard and Advanced Measurement Approaches (and the Expert Group on Capital Requirements Directive CEBS document, June 2005). In this connection, the independence of Internal Audit vis-à-vis operational risk management is maintained, without detriment to the effective review performed by it of the operational risk management structure.

f)	Reputational risk

The Santander Group considers the reputational risk function to be an essential component of actions taken in all areas of its organisation. The main body responsible for managing reputational risk is the Global New Products Committee (CGNP). Any new product or service that a Santander Group entity intends to market must be authorised by this Committee.

In 2005 the Committee held 13 meetings at which a total of 126 products or product families were analysed.

A Local New Products Committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this Committee must seek the approval of the Global New Products Committee. In Spain, the functions of the Local New Products Committee are discharged by the Global New Products Committee.

The areas represented on the Global New Products Committee, which is chaired by the General Secretary, are: Tax Advisory, Legal Advisory, Customer Care, Internal Audit, Commercial Banking, Global Corporate Banking, International Private Banking, the Controller’s Unit, Financial Transactions and Markets, Operations and Services, Organisation, Anti-Money-Laundering, Global Wholesale Banking Risks, Credit Risk, Financial Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or the Local New Products Committee.

Before a new product or service is launched, the aforementioned areas, together with any independent experts required to correctly evaluate the risks incurred, conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.

On the basis of the documentation received, the Global New Products Committee, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the Santander Group’s Risk Standing Committee, either approves, rejects or sets conditions for the proposed new product or service.

The Global New Products Committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed.

57.	Transition to International Financial Reporting Standards

Following is a detail of how the transition from the former accounting principles (Bank of Spain Circular 4/1991) to the International Financial Reporting Standards adopted by the European Union have affected the main accounting aggregates previously reported by the Group.

Following is a reconciliation of the balances in the consolidated balance sheet and consolidated income statement, the definitions being as follows:

-	Closing balances: the balances in the Group’s consolidated financial statements prepared in accordance with the former accounting principles and standards (Bank of Spain Circular 4/1991).

-	Reclassifications: changes arising from the new financial statement presentation format.

-	-Adjustments: changes arising from the measurement bases and accounting policies modified by the new standards (Bank of Spain Circular 4/2004).

-	-Opening balances: those resulting from considering the effect of the adjustments and reclassifications on the closing balances.

-	Ref.: reference to the comment explaining the nature of the most significant adjustments.

Consolidated Financial Statements

a) Consolidated balance sheet: reconciliation at January 1, 2004 - Assets, Liabilities and Equity

Millions of Euros

	Closing Balances	Effects of Reclassifications	Changes Adjustments	Opening Balances	Ref.

Cash and balances with central banks	8,907	9	—	8,916

Government debt securities	31,109	(31,109)	—	—

Financial assets held for trading	—	22,008	460	22,468	(ii	)

Due from credit institutions	37,618	(37,618)	—	—

Debentures and other fixed-income securities	44,277	(44,277)	—	—

Other financial assets at fair value through profit or loss	—	2,514	—	2,514

Available-for-sale financial assets	—	67,543	3,223	70,766	(iii	)

Loans and receivables	—	222,209	3,812	226,021	(i),(iv), (vii	)

Loans and credits	172,504	(172,504)	—	—

Hedging derivatives	—	318	75	393

Non-current assets held for sale	—	1,722	—	1,722

Common stocks and other equity securities	10,064	(10,064)	—	—

Investments	4,266	(935)	148	3,479

Investments in Group companies	1,068	(1,068)	—	—

Insurance contracts linked to pensions	—	2,866	—	2,866

Reinsurance assets	—	51	—	51

Tangible assets	4,584	983	(156)	5,411

Intangible assets (new standards)	—	6,598	(1,413)	5,185	(vi	)

Intangible assets (former standards)	474	(474)	—	—

Consolidation goodwill	7,385	(7,385)	—	—

Tax assets	—	4,643	2,588	7,231	(viii	)

Prepayments and accrued income	6,919	(2,061)	(50)	4,808

Other assets	17,984	(13,156)	(185)	4,643

Treasury shares	10	(10)	—	—

Accumulated losses at consolidated companies	4,622	(4,622)	—	—

Total assets	351,791	6,181	8,502	366,474

Financial liabilities held for trading	—	9,014	1,025	10,039	(ii	)

Financial liabilities at amortised cost	—	293,460	3,803	297,263	(vii	)

Due to credit institutions	75,580	(75,580)	—	—

Customer deposits	159,336	(159,336)	—	—

Marketable debt securities	44,441	(44,441)	—	—

Subordinated liabilities	11,221	(11,221)	—	—

Hedging derivatives	—	534	8	542

Liabilities associated with non-current assets held for sale	—	—	—	—

Liabilities under insurance contracts	—	7,461	2	7,463

Provisions	12,728	1,182	889	14,799	(v	)

Tax liabilities	—	889	1,327	2,216	(viii	)

Accrued expenses and deferred income	7,540	(2,773)	(29)	4,738

Other liabilities	10,429	(7,409)	(138)	2,882

Equity having the substance of a financial liability	—	3,908	—	3,908

Minority interests	5,440	(3,501)	22	1,961

Valuation adjustments	—	—	2,043	2,043

Negative consolidation difference	14	(14)	—	—

Own funds	25,062	(5,992)	(450)	18,620

Total liabilities and equity	351,791	6,181	8,502	366,474

b) Consolidated balance sheet: reconciliation at December 31, 2004 - Assets, Liabilities and Equity
Millions of Euros

	Closing Balances	Effects of Reclassifications	Changes Adjustments	Opening Balances	Ref.

Cash and balances with central banks	8,787	14	—	8,801

Government debt securities	16,123	(16,123)	—	—

Financial assets held for trading	—	111,420	336	111,756	(ii	)

Due from credit institutions	49,570	(49,570)	—	—

Debentures and other fixed-income securities	82,839	(82,839)	—	—

Other financial assets at fair value through profit or loss	—	45,759	—	45,759

Available-for-sale financial assets	—	42,100	2,421	44,521	(iii	)

Loans and receivables	—	387,413	7,019	394,432	(i), (iv), (vii	)

Loans and credits	335,208	(335,208)	—	—

Hedging derivatives	—	2,882	943	3,825	(ii	)

Non-current assets held for sale	—	2,074	23	2,097

Common stocks and other equity securities	13,164	(13,164)	—	—

Investments	2,697	844	207	3,748

Investments in Group companies	5,046	(5,046)	—	—

Insurance contracts linked to pensions	—	2,754	—	2,754

Reinsurance assets	—	3,046	—	3,046

Tangible assets	8,213	2,617	(245)	10,585

Intangible assets (new standards)	—	16,541	(1,038)	15,503	(vi	)

Intangible assets (former standards)	463	(463)	—	—

Consolidation goodwill	16,964	(16,964)	—	—

Tax assets	—	7,075	2,649	9,724	(vii	)

Prepayments and accrued income	7,758	(4,749)	21	3,030

Other assets	23,755	(18,699)	(151)	4,905

Treasury shares	104	(104)	—	—

Accumulated losses at consolidated companies	4,707	(4,707)	—	—

Total assets	575,398	76,903	12,185	664,486

Financial liabilities held for trading	—	90,791	735	91,526	(ii	)

Other financial liabilities at fair value through profit or loss	—	11,244	—	11,244

Financial liabilities at amortised cost	—	440,160	7,672	447,832	(vii	)

Due to credit institutions	84,814	(84,814)	—	—

Customer deposits	293,845	(293,845)	—	—

Marketable debt securities	84,007	(84,007)	—	—

Subordinated liabilities	20,194	(20,194)	—	—

Hedging derivatives	—	3,133	(238)	2,895

Liabilities under insurance contracts	—	42,344	1	42,345

Provisions	15,345	1,810	869	18,024	(v	)

Tax liabilities	—	2,210	1,286	3,496	(viii	)

Accrued expenses and deferred income	10,827	(6,416)	(29)	4,382

Other liabilities	18,577	(14,536)	77	4,118

Equity having the substance of a financial liability	—	2,136	(12)	2,124

Minority interests	8,539	(6,448)	(6)	2,085

Valuation adjustments	—	(30)	1,808	1,778	(iii	)

Negative consolidation difference	11	(11)	—	—

Consolidated profit for the year	3,668	(3,668)	—	—

Share capital	3,127	—	—	3,127

Share premium	20,370	—	—	20,370

Reserves and other equity instruments	5,681	1,716	(425)	6,972

Treasury shares	—	(104)	(23)	(127)

Profit attributed to the Group	—	3,136	470	3,606

Dividends and remuneration	—	(1,311)	—	(1,311)

Revaluation reserves	43	(43)	—	—

Reserves at consolidated companies	6,350	(6,350)	—	—

Total liabilities and equity	575,398	76,903	12,185	664,486

Consolidated Financial Statements
c) Consolidated income statement for 2004
Millions of Euros

	Closing Balances	Effects of Reclassifications	Changes Adjustments	Opening Balances	Ref.

Interest and similar income	18,104	(244)	(399)	17,461	(i	)

Interest expense and similar charges	(10,116)	(184)	25	(10,275)

Income from equity instruments	—	400	(11)	389

Income from equity securities	647	(647)	—	—

Share of results of entities accounted for using the equity method	—	587	(138)	449

Net profit from companies accounted for using the equity method	540	(540)	—	—

Fee and commission income	5,777	(68)	(13)	5,696

Fee and commission expense	(1,167)	240	—	(927)

Insurance activity income	—	165	(4)	161

Gains/losses on financial assets and liabilities (net)	953	(331)	118	740

Exchange differences (net)	—	265	96	361

Sales and income from the provision of non-financial services	—	1,058	(30)	1,028

Cost of sales	—	(681)	—	(681)

Other operating income	90	(5)	116	201

Personnel expenses	(4,135)	(192)	2	(4,325)

Other general administrative expenses	(2,600)	111	(26)	(2,515)

Depreciation and amortisation	—	(906)	67	(839)

Depreciation, amortisation and write-down of tangible and intangible assets	(735)	735	—	—

Other operating expenses	(272)	8	—	(264)

Impairment losses (net)	—	(1,764)	(79)	(1,843)

Amortisation of consolidation goodwill	(619)	138	481	—	(vi	)

Write-offs and credit loss provisions	(1,648)	1,648	—	—

Provisions (net)	—	(1,149)	8	(1,141)

Finance income from non-financial activities	—	20	—	20

Finance expense from non-financial activities	—	(37)		(37)

Gains on Group transactions	509	(509)	—	—

Losses on Group transactions	(43)	43	—	—

Other gains	—	1,501	(13)	1,488

Extraordinary income	1,027	(1,027)	—	—

Other losses	—	(634)	68	(566)

Extraordinary loss	(1,877)	1,877	—	—

Profit before tax	4,435	(122)	268	4,581

Income tax	(311)	(493)	207	(597)

Other taxes	(456)	456	—	—

Profit from ordinary activities	3,668	(159)	475	3,984

Profit from discontinued operations	—	12	—	12

Consolidated profit for the year	3,668	(147)	475	3,996

Profit attributed to minority interests	(532)	147	(5)	(390)

Profit attributable to the Group	3,136	—	470	3,606

d)	Salient adjustments

	i.	Financial fees and commissions

Loan origination and application fees not relating to direct expenses incurred in arranging transactions are accrued over the term of the loan as a component of its effective return. Under the previous accounting standards, these fees were credited to income in full on the loan grant date.

	ii.	Derivatives transactions

Since the entry into force of International Financial Reporting Standards, all derivatives must be measured at fair value determined, wherever possible, by their market value and, as a general rule, changes in the fair value must be recognised in the consolidated income statement. Formerly, only changes in the value of trading derivatives arranged in organised markets could be taken to income. Otherwise, if valuation of the derivatives disclosed potential losses, such losses were taken to income, whereas disclosed potential gains could not be recognised until they were effectively realised or offset by losses in instruments on the same currency.

	iii.	Available-for-sale financial assets

This heading relates to a portfolio that is substantially similar to the former available-for-sale portfolio. The basic difference in its treatment, compared to the previous standards, lies in that positive or negative changes in the fair value of the assets classified in this portfolio must be recognised in equity (net of the related tax effect). When the related gains or losses are realised, they are recognised in the income statement. The former standards were similar, but only permitted losses to be written off.

	iv.	Provisions to credit loss allowances

The Group estimated the impact of recognising provisions to credit loss allowances using the criteria described in Note 2-g for estimating the impairment of financial instruments.

v.	Provisions for pensions

Under the new standards, the Group can apply the so-called “corridor approach” to actuarial gains and losses and recognise in income the amount resulting from dividing by five the portion of the net cumulative actuarial gains and losses not recognised at the beginning of each year exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the year (whichever is highest). This approach is also applicable to the shortfall that arose in 2000 as a result of the application of the pension regulations issued in 1999 and which had to be amortised over ten years, provided the shortfall is inside the 10% corridor.

vi.	Goodwill

Under the former standards goodwill had to be amortised systematically over a period of up to 20 years. Under the new standards, goodwill is no longer amortised and must be tested for impairment, at least annually, to determine whether the goodwill is impaired or whether any impairment should be recognised in the consolidated income statement.

Goodwill must be denominated in local currency, although it is possible for goodwill that arose prior to January 1, 2004, to be maintained in euros. The Group recalculated the goodwill existing at January 1, 2004, in local currency at the date it arose.

vii.	Securitisations

Financial assets are only derecognised when the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred. The previous standards required derecognition of securitised assets.

viii.	Tax assets and liabilities

These adjustments relate to the tax effect arising on the recognition of first-time application adjustments.

Consolidated Financial Statements

e)	Other information

For the purposes of the consolidated financial statements for 2005, the Group prepared an opening balance sheet at January 1, 2004, by applying the accounting policies and rules and the measurement bases described in Note 2, with the exceptions provided for by accounting standards and regulations, which are detailed below.

The main exceptions permitted under accounting standards and regulations are as follows:

	1.	Cumulative exchange differences: cumulative exchange differences of all foreign operations were definitively charged to reserves at January 1, 2004.

	2.	Derecognition of financial instruments: financial assets and liabilities derecognised at December 31, 2003 under previous GAAP were not recognised in the opening balance sheet.

	3.	Non-current assets held for sale: the allowances recorded for foreclosed assets existing at January 1, 2004 and still held at the reporting date reduced the value of these assets.

	4.	Business combinations: the accounting treatment of business combinations discussed in Note 2-b is not applicable to business combinations performed prior to January 1, 2004.

58.	Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Exhibit I

Subsidiaries of Banco Santander Central Hispano, S.A. (1)

							Millions of Euros (a)

		% of Ownership Held by the Bank		% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Company	Location	Direct	Indirect

Abbey National Alpha Investments (d)	United Kingdom	—	100.00%	100.00%	Finance	66	0	66

Abbey National American Investments Limited	United Kingdom	—	100.00%	100.00%	Finance	375	12	369

Abbey National Baker Street Investments	United Kingdom	—	100.00%	100.00%	Finance	180	0	180

Abbey National Beta Investments Limited	United Kingdom	—	100.00%	100.00%	Finance	166	6	124

Abbey National Financial and Investment Services PLC	United Kingdom	—	100.00%	100.00%	Fund and portfolio manager	49	5	7

Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	100.00%	Finance	348	17	365

Abbey National International Limited	Jersey	—	100.00%	100.00%	Banking	249	7	218

Abbey National Investments	United Kingdom	—	100.00%	100.00%	Finance	155	11	155

Abbey National Jersey International Limited	Jersey	—	100.00%	100.00%	Finance	302	2	270

Abbey National Life plc	United Kingdom	—	100.00%	100.00%	Insurance	492	121	237

Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	100.00%	Fund and portfolio manager	64	13	77

Abbey National plc	United Kingdom	100.00%	—	100.00%	Banking	3,236	1,008	12,821

Abbey National Property Investments	United Kingdom	—	100.00%	100.00%	Finance	404	-13	202

Abbey National Securities Inc.	United States	—	100.00%	100.00%	Securities company	35	5	66

Abbey National Treasury Investments	United Kingdom	—	100.00%	100.00%	Finance	723	34	707

Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	100.00%	Finance	1,100	20	1,094

Abbey National Treasury Services plc	United Kingdom	—	100.00%	100.00%	Banking	3,471	257	4,157

Abbey National UK Investments	United Kingdom	—	100.00%	100.00%	Finance	1,175	44	885

Abbey National Unit Trust Managers Limited	United Kingdom	—	100.00%	100.00%	Fund and portfolio manager	45	20	50

Abfin B.V.	Netherlands	—	100.00%	100.00%	Finance	30	2	32

Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	99.99%	100.00%	Pension fund manager	26	11	93

AFP Summa Bansander, S.A.	Chile	—	99.44%	100.00%	Pension fund manager	81	22	90

AFP Unión Vida, S.A.	Peru	—	99.94%	99.94%	Pension fund manager	16	18	17

Alcaidesa Holding, S.A. (consolidated)	Spain	—	44.23%	50.01%	Property	25	29	40

Alfa Directo, Seguros y Reaseguros, S.A.	Spain	99.99%	0.01%	100.00%	Insurance	100	-2	100

Altavida Santander Seguros de Vida, S.A.	Chile	—	100.00%	100.00%	Insurance	48	19	11

América Latina Tecnología de México, S.A. De C.V.	Mexico	99.99%	—	99.99%	It services	82	1	74

Andaluza de Inversiones, S.A.	Spain	—	100.00%	100.00%	Securities investment	27	1	27

B.R.S. Investment S.A.	Argentina	—	100.00%	100.00%	Finance	45	1	238

Banco Banif, S.A.	Spain	100.00%	—	100.00%	Banking	150	26	84

Banco de Venezuela, S.A., Banco Universal (j)	Venezuela	96.78%	1.63%	98.42%	Banking	396	141	161

Banco do Estado de Sao Paulo, S.A.	Brazil	—	98.06%	98.15%	Banking	1,679	439	987

Banco Español de Crédito, S.A.	Spain	87.33%	1.23%	88.57%	Banking	2,740	519	1,487

Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	Banking	1,740	58	1,146

Banco Río de la Plata S.A.	Argentina	8.23%	91.07%	99.30%	Banking	565	-210	1,671

Banco Santa Cruz, S.A.	Bolivia	96.18%	0.15%	96.33%	Banking	44	1	8

Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	99.96%	Banking	110	19	15

Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	100.00%	Banking	814	326	785

Banco Santander Brasil, S.A.	Brazil	—	97.93%	97.98%	Banking	512	-15	510

Banco Santander Chile	Chile	—	83.94%	84.14%	Banking	1,392	396	1,708

Banco Santander Colombia, S.A.	Colombia	—	97.64%	97.64%	Banking	139	11	446

Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.85%	100.00%	Banking	76	19	28

Banco Santander International	United States	94.80%	5.20%	100.00%	Banking	138	19	73

Banco Santander Meridional, S.A.	Brazil	—	98.18%	98.18%	Banking	581	57	735

Banco Santander Puerto Rico	Puerto Rico	—	90.77%	100.00%	Banking	442	58	382

Banco Santander Serfín, S.A.	Mexico	—	74.92%	100.00%	Banking	2,688	535	1,436

Banco Santander Totta, S.A.	Portugal	—	99.63%	99.78%	Banking	1,363	266	2,205

Banco Santander, S.A.	Uruguay	89.91%	10.09%	100.00%	Banking	28	4	51

Banco Santander, S.A.	Brazil	—	99.93%	99.99%	Banking	1,200	444	1,676

Consolidated Financial Statements

Exhibit I

Subsidiaries of Banco Santander Central Hispano, S.A. (1)

							Millions of Euros (a)

		% of Ownership Held by the Bank		% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Company	Location	Direct	Indirect

Banco Totta de Angola, SARL	Angola	—	99.61%	99.98%	Banking	27	22	19

Banespa, S.A Serviços Técnicos, Administrativos e de
Corretagem de Seguros	Brazil	—	98.06%	100.00%	Services	17	7	34

Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	98.06%	100.00%	Securities company	16	15	9

Banesto Banco de Emisiones, S.A.	Spain	—	88.56%	100.00%	Banking	97	1	86

Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.56%	100.00%	Securities company	74	5	31

Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.56%	100.00%	Factoring	57	-4	45

Bansalease, S.A., E.F.C.	Spain	100.00%	—	100.00%	Leasing	78	8	57

Cántabra de Inversiones, S.A.	Spain	100.00%	—	100.00%	Securities investment	260	50	218

Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	100.00%	Securities investment	151	17	140

Capital Riesgo Global, SCR, S.A.	Spain	68.84%	31.16%	100.00%	Venture capital company	984	280	921

Carfax Insurance Limited	Guernsey	—	100.00%	100.00%	Insurance broker	118	214	29

Cartera Mobiliaria, S.A., SICAV	Spain	—	70.10%	87.08%	Securities investment	569	44	181

Casa de Bolsa Santander Serfín, S.A. De C.V.	Mexico	—	74.89%	99.96%	Securities company	53	-6	36

Cater Allen International Limited	United Kingdom	—	100.00%	100.00%	Securities company	356	36	172

Cater Allen Limited	United Kingdom	—	100.00%	100.00%	Banking	216	18	166

CCB Finance, a.s.	Czech Republic	—	100.00%	100.00%	Leasing	32	-2	33

CC— Bank AG	Germany	—	100.00%	100.00%	Banking	462	329	474

Compañía Aseguradora Banesto Seguros, S.A.	Spain	—	88.56%	100.00%	Insurance	43	17	60

Corpoban, S.A.	Spain	—	88.56%	100.00%	Securities investment	66	2	60

Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.45%	99.88%	Securities investment	369	12	355

Crefisa, Inc.	Puerto Rico	100.00%	—	100.00%	Finance	36	-1	21

Deposoltenegolf, S.A.	Spain	—	88.56%	100.00%	Sports operations	23	0	8

Dudebasa, S.A.	Spain	—	88.56%	100.00%	Finance	44	-3	21

Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.59%	1.41%	100.00%	Finance	28	0	14

Elerco, S.A.	Spain	—	88.45%	100.00%	Rental	227	8	121

Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (l)	Spain	—	84.63%	100.00%	Toy manufacture	37	-2	60

Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.91%	100.00%	Finance	32	2	21

Finconsumo Banca S.p.A.	Italy	—	100.00%	100.00%	Finance	145	30	212

Fomento e Inversiones, S.A.	Spain	100.00%	—	100.00%	Securities investment	16	41	17

Furnas I FDIC	Brazil	—	97.69%	97.76%	Securities investment	97	22	95

Hipotebansa EFC, S.A.	Spain	100.00%	—	100.00%	Mortgage loan company	44	5	36

Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.16%	100.00%	It services	45	-5	24

Inmobiliaria Lerma y Amazonas, S.A. De C.V.	Mexico	—	74.87%	99.99%	Property management	42	2	15

Inmobiliaria Urbis, S.A. (consolidated)	Spain	—	45.34%	51.11%	Property	611	148	279

Inscape Investments Limited	United Kingdom	—	100.00%	100.00%	Finance	28	6	33

Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	59.20%	Insurance	17	4	12

Inversiones Turísticas, S.A.	Spain	—	88.56%	100.00%	Hospitality	33	0	29

La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.24%	96.20%	Chemicals	49	0	28

Laparanza, S.A. (c)	Spain	61.59%	—	61.59%	Agriculture and livestock	27	0	16

N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	100.00%	Leasing	159	0	142

Oil-Dor, S.A.	Spain	—	88.44%	99.99%	Finance	137	3	108

Open Bank Santander Consumer, S.A.	Spain	—	100.00%	100.00%	Banking	33	3	47

Optimal Investment Services, S.A.	Switzerland	—	100.00%	100.00%	Fund manager	11	8	5

Orígenes AFJP, S.A.	Argentina	—	59.20%	59.20%	Pension fund manager	36	5	193

Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	59.20%	Insurance	32	4	38

Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	100.00%	Leasing	601	6	449

Porterbrook Maintenance Limited	United Kingdom	—	100.00%	100.00%	Maintenance services	159	0	0

PTF Bank Spólka Akcyjna	Poland	—	100.00%	100.00%	Banking	96	7	90

Exhibit I

Subsidiaries of Banco Santander Central Hispano, S.A. (1)

							Millions of Euros (a)

		% of Ownership Held by the Bank		% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Company	Location	Direct	Indirect

Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	100.00%	Banking	22	0	19

Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	100.00%	Finance	123	-35	91

Santander Activos Inmobiliarios, S.G.I.I.C., S.A.	Spain	—	99.08%	100.00%	Fund manager	20	18	6

Santander AM Holding, S.L.	Spain	100.00%	—	100.00%	Fund and portfolio manager	97	26	6

Santander Banespa Asset Management, Ltda.	Brazil	—	97.93%	100.00%	Securities investment	25	6	21

Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.06%	100.00%	Leasing	140	9	140

Santander Bank and Trust, Ltd.	Bahamas	—	100.00%	100.00%	Banking	1,532	109	1,346

Santander Benelux, S.A., N.V.	Belgium	100.00%	—	100.00%	Banking	40	-4	25

Santander Brasil Arrendamento Mercantil, S.A.	Brazil	—	97.93%	100.00%	Leasing	18	2	13

Santander Brasil Participaçoes e Emprendimentos, S.A.	Brazil	—	97.93%	100.00%	Services	73	-29	93

Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	97.93%	100.00%	Securities company	32	3	18

Santander Capitalizaçao, S.A.	Brazil	—	98.98%	100.00%	Fund manager	8	15	6

Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	97.93%	100.00%	Debt collection management	67	-28	74

Santander Consumer Bank A.S.	Norway	—	100.00%	100.00%	Finance	193	27	340

Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	Banking	2,199	346	2,338

Santander Consumer, EFC, S.A.	Spain	—	100.00%	100.00%	Finance	217	62	168

Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	Leasing	35	5	35

Santander de Renting, S.A.	Spain	100.00%	—	100.00%	Renting	22	5	18

Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	100.00%	Factoring	95	8	76

Santander Factoring, S.A.	Chile	—	99.44%	100.00%	Factoring	23	1	7

Santander Financial Products, Ltd.	Ireland	—	100.00%	100.00%	Finance	168	4	162

Santander Gestâo de Activos - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	—	99.85%	100.00%	Fund manager	23	9	7

Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.85%	100.00%	Fund manager	25	0	7

Santander Gestión de Activos, S.A., S.G.I.I.C.	Spain	28.30%	69.41%	100.00%	Fund manager	68	67	33

Santander Investment Bank , Ltd.	Bahamas	—	100.00%	100.00%	Banking	58	263	434

Santander Investment Bolsa, S.V., S.A.	Spain	—	100.00%	100.00%	Securities company	98	65	104

Santander Investment Chile, Limitada	Chile	—	99.99%	99.99%	Finance	160	-20	145

Santander Investment Securities Inc.	United States	—	100.00%	100.00%	Securities company	59	-5	295

Santander Investment Services, S.A.	Spain	100.00%	—	100.00%	Banking	151	131	14

Santander Investment, S.A., Corredores de Bolsa	Chile	—	99.99%	100.00%	Securities company	43	3	15

Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	100.00%	Banking	79	8	145

Santander Mexicano S.A. De C.V. Afore	Mexico	—	74.92%	100.00%	Pension fund manager	43	45	2

Santander Overseas Bank, Inc.	Puerto Rico	—	100.00%	100.00%	Banking	395	11	234

Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.52%	100.00%	Pension fund manager	58	9	50

Santander S.A. Agente de Valores	Chile	—	84.09%	100.00%	Securities company	203	20	27

Santander Santiago Corredora de Seguros, Ltda.	Chile	—	83.94%	100.00%	Insurance broker	20	10	1

Santander Santiago, S.A., Administradora General de Fondos	Chile	—	83.95%	100.00%	Fund manager	76	21	10

Santander Securities Corporation	Puerto Rico	—	90.77%	100.00%	Securities company	23	7	18

Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	—	100.00%	Insurance	129	35	122

Santander Seguros, S.A.	Brazil	—	98.98%	98.98%	Insurance	66	29	58

Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.85%	100.00%	Insurance	47	9	22

Santiago Leasing, S.A.	Chile	—	84.02%	100.00%	Leasing	43	2	63

Scottish Mutual Assurance plc	United Kingdom	—	100.00%	100.00%	Insurance	1,722	121	2,934

Scottish Mutual International plc	Ireland	—	99.99%	99.99%	Insurance	172	71	286

Scottish Mutual Pensions Limited	United Kingdom	—	100.00%	100.00%	Insurance	39	-5	33

Scottish Mutual PEP and ISA Managers Limited	United Kingdom	—	100.00%	100.00%	Fund and portfolio manager	47	1	48

Scottish Provident International Life Assurance Limited	Isle of Man	—	100.00%	100.00%	Insurance	1,504	385	124

Scottish Provident Limited	United Kingdom	—	100.00%	100.00%	Insurance	1,589	144	1,693

Consolidated Financial Statements

Exhibit I

Subsidiaries of Banco Santander Central Hispano, S.A. (1)

							Millions of Euros (a)

		% of Ownership Held by the Bank		% of Voting Rights (k)	Line of Business	Capital and Reserves	Profit (Loss) for the Year	Amount of Ownership Interest

Company	Location	Direct	Indirect

Seguros Santander Serfin, S.A. De C.V.	Mexico	—	74.92%	100.00%	Insurance	40	4	32

Sercopyme, S.A.	Spain	—	88.56%	100.00%	Services	17	2	18

Serfin International Bank and Trust, Ltd.	Cayman Islands	—	99.63%	100.00%	Banking	31	1	27

Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	100.00%	Advisory services	23	0	19

Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	100.00%	Finance	51	4	2

Solarlaser Limited	United Kingdom	—	100.00%	100.00%	Property	89	3	58

Symbios Capital, B.V.	Netherlands	—	100.00%	100.00%	Venture capital company	22	0	22

Totta & Açores Finance Ireland, Limited	Ireland	—	99.63%	100.00%	Finance	58	2	57

Totta (Ireland), PLC	Ireland	—	99.63%	100.00%	Finance	287	60	285

Totta Crédito Especializado, Instituiçao Financeira
de Crédito, S.A. (IFIC)	Portugal	—	99.81%	100.00%	Leasing	101	16	42

Totta Urbe - Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.63%	100.00%	Property	105	0	148

Vista Desarrollo, S.A. SCR	Spain	100.00%	—	100.00%	Venture capital company	81	2	33

W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	Securities investment	32	1	0

(a)
Amount per books of each company at December 31, 2005. The amount of the ownership interest (net of allowance) is the figure per the books of each holding company on the basis of the Group’s percentage of ownership, disregarding amortisation of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(c)	Data from the latest approved financial statements at December 31, 2004
(d)	Data from the latest approved financial statements at March 31, 2005.
(j)	Data expressed on a comparable basis with those for calendar 2005.
(k)
Pursuant to Article 3 of Royal Decree 1815/1991, of December 20, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of certain Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control, is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Data from the latest approved financial statements at April 30, 2005.
(1)	The preference share and security issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II

Listed companies in which the Santander Group has ownership interests of more than 3% (g), Associates of the Santander Group and joint ventures

							Millions of Euros (a)

		% of Ownership Held by the Bank		% of Voting Rights (f)	Line of Business	Assets	Capital and Reserves	Profit (Loss) of the Year

Company	Location	Direct	Indirect

Alcaidesa Inmobiliaria, S.A.	Spain	—	44.23%	100.00%	Property	150	22	43

Allfunds Bank, S.A.	Spain	—	50.00%	50.00%	Banking	59	29	9

Antena 3 de Televisión, S.A. (consolidated) (b)	Spain	0.51%	9.50%	10.01%	Media	1,000	249	105

Attijariwafa Bank Société Anonyme (b)	Morocco	—	14.55%	14.55%	Banking	1,128	1,013	63

Banco BPI, S.A. (consolidated) (b)	Portugal	—	5.88%	5.90%	Banking	24,010	1,039	193

Compañía Española de Petróleos, S.A. (consolidated) (b)	Spain	12.35%	19.92%	45.58%	Oil refining	4,466	2,755	650

Consorcio Internacional de Aseguradores de Crédito, S.A.	Spain	20.25%	—	20.25%	Credit insurance	21	20	1

Grupo Financiero Galicia, S.A. (consolidated) (b)	Argentina	—	6.68%	6.70%	Banking	6,587	454	-31

Intereuropa Bank, R.T. (consolidated) (b)	Hungary	—	10.00%	10.00%	Banking	819	49	8

Modelo Continente SGPS, S.A. (b)	Portugal	—	17.19%	17.25%	Food	2,223	323	114

PSA Finance PLC	United Kingdom	—	50.00%	50.00%	Leasing	64	63	-3

San Paolo IMI, S.p.A. (consolidated) (b)	Italy	—	8.45%	8.45%	Banking	211,157	10,411	1,393

Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	—	15.13%	20.19%	Securities company	170	89	9

Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.13%	4.69%	4.82%	Banking	61,745	5,178	485

Transolver Finance EFC, S.A.	Spain	—	50.00%	50.00%	Leasing	194	25	2

U.C.I., S.A. (consolidated)	Spain	—	50.00%	50.00%	Mortgage loans	160	120	40

Urbiespar, S.A.	Spain	—	22.67%	50.00%	Property	31	29	0

(a)
Amounts per the books of each company generally at December 31, 2005, unless otherwise stated, since the financial statements have not yet been authorised for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2004.
(e)	Data from the latest approved financial statements at March 31, 2005.
(f)
Pursuant to Article 3 of Royal Decree 1815/1991, of December 20, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of certain Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control, is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)	Excluding the Group companies listed in Exhibit I.

Exhibit III

Preference share and security issuer subsidiaries of the Santander Group

									Millions of Euros (a)

		% of Ownership Held by the Bank					Profit (Loss) for the Year		Other Profit (Loss)	Amount of Ownership Interest
								Preference Dividends
Company	Location	Direct	Indirect	Line of Business	Capital	Reserves

Abbey National Capital Trust I	United States	—	(c)	Finance	0	0	0	0	0	0

Banesto Holdings, Ltd.	Guernsey	—	88.56%	Securities investment	66	-5	7	7	0	0

Banesto Preferentes, S.A.	Spain	—	88.56%	Finance	131	0	3	3	0	0

BCH Capital, Ltd. (b)	Cayman Islands	—	—	Finance	0	0	0	0	0	0

BCH Eurocapital, Ltd. (b)	Cayman Islands	—	—	Finance	0	0	0	0	0	0

BSCH Finance, Ltd. (b)	Cayman Islands	—	—	Finance	0	0	0	0	0	0

Pinto Totta International Finance, Limited	Cayman Islands	—	49.81%	Finance	0	0	16	16	0	0

Santander Finance Capital, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	Finance	0	0	74	74	0	0

Santander Finance Preferred, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	Finance	0	0	33	33	0	1

Totta & Açores Financing, Limited	Cayman Islands	—	99.63%	Finance	0	0	17	17	0	0

(a)	Amounts per the books of each company generally at December 31, 2005, translated to euros (in the case of foreign companies) at the year-end exchange rates.
(b)	Company in liquidation at December 31, 2005.
(c)	Company over which effective control is exercised.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2005

(Article 86 of the Consolidated Companies Law and Article 53 of Securities Market Law 24/1998)

1.
On January 12, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 85.002% in the share capital of CARTERA MOBILIARIA, S.A., S.I.C.A.V.

2.	On February 16, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, all the share capital of AJALVIR S.I.C.A.V., S.A.

3.
On March 15, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired, at Group level, an ownership interest of 89.132% in the share capital of CAPITAL VARIABLE, S.I.C.A.V., S.A.

4.
On September 23, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold all of its ownership interest in the share capital of ESCOPELDOS, S.I.C.A.V., S.A.

5.
On October 10, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold, at Group level, 22.07% of the investment in the share capital of UNIÓN FENOSA, S.A.

6.
On October 19, 2005, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had sold, at Group level, 13.93% of the investment in the share capital of FINANZAS QUERQUS, S.I.C.A.V., S.A.

Consolidated Financial Statements

Exhibit V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks.

1.	Banespa

a)	Number of equity instruments held by the Group

The Santander Group holds 19,123,553,524 ordinary shares and 18,621,085,269 preference shares through its subsidiaries Banco Santander, S.A. (Brazil) and Banco Santander Brasil, S.A. The shares composing the share capital of Banespa have no par value.

The preference shares have no voting rights and are not convertible into ordinary shares. However, they have the following advantages:

	1.-	Their dividends are 10% higher than those on ordinary shares.

	2.-	Priority in the distribution of dividends.

	3.-	Participation in capital increases on the same terms as ordinary shares

There is no unpaid capital

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

The company is authorised to increase share capital, with the approval of the Board of Directors, but without the need to change the bylaws, up to a limit of 75,000,000,000 shares (37,500,000,000 ordinary shares and 37,500,000,000 preference shares). At present the share capital is represented by 38,747,841,510 shares (19,373,920,755 ordinary shares and 19,373,920,755 preference shares).

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

There are no rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights.

e)	Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banespa’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the São Paulo Stock Exchange (Bovespa).

2.	Banesto

a)	Number of equity instruments held by the Group

The Group holds 614,898,735 fully subscribed and paid ordinary shares of EUR 1.16 par value each, all of which have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

The shareholders at the 2006 Annual General Meeting resolved to reduce the par value of all the company’s shares by EUR 0.37 each.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit companies may make each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital). Pursuant to the consolidated Corporations Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

The Revaluation Reserve recorded pursuant to Royal Decree-Law 7/1996 of June 7 can be used to increase capital.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Spanish Stock Exchanges.

3.	Banco Santander Totta, S.A. (Totta)

a)	Number of equity instruments held by the Group

The Group holds 573,915,574 ordinary shares through Santander Totta, SGPS. and 14,593,315 ordinary shares through Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., all of which have a par value of EUR 1 each, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

The use of the legal and merger reserves is restricted under Article 296 of the Companies’ Code which refers to the offset of losses or capital increases.

Fixed asset revaluation reserves are regulated by Decree-Law 31/1998, which refers to the offset of losses or capital increases for the amounts at which the underlying asset has been depreciated, amortised or sold.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

Totta’s shares are not listed.

4.	Banco Santander Chile

a)	Number of equity instruments held by the Group

The Group holds 66,822,519,695 ordinary shares through Santander Chile Holding, S.A., 78,108,391,607 ordinary shares through Teatinos Siglo XXI, S.A. and 13,626,663,708 ordinary shares through Grupo Empresarial Santander, S.L., all of which have no par value, are fully subscribed and paid and have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

The bylaw-stipulated share capital amounts to CLP 719,974,175,412. However every year the shareholders at the Annual General Meeting must approve the balance sheet at December 31, of the previous year and, thus approve the share capital amount.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or rights

At December 31, 2005, no shares with these characteristics had been issued.

e)	Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Decree-Law Statute of Foreign Investment of 1974, and amendments, require the prior authorisation of the Foreign Investment Committee.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

All the shares are listed on the Chilean Stock Exchange and, through American Depositary Receipts (ADRs), on the New York Stock Exchange.

5.	Banco Santander Serfín, S.A.

a)	Number of equity instruments held by the Group

The Santander Group holds 50,783,217,691 series “F” ordinary shares and 50,783,217,691 series “B” ordinary shares through Grupo Financiero Santander Serfín, S.A. De C.V. Shares of both these series have par values of MXP 0.1 each all of which are fully subscribed and paid and have the same voting and dividend rights.

Consolidated Financial Statements

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

Not applicable.

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or right

At December 31, 2005, preferred subordinated debentures of $300 million (300,000 debentures) that may be voluntarily converted into series “B” shares had been issued, of which Bank of America Corporation holds 225,030 and Grupo Financiero Santander Serfín, S.A. De C.V. holds 74,970.

e)	Specific circumstances that restrict the availability of reserves

The institution is subject to a legal requirement that at least 10% of net annual profit be transferred to a capital reserve fund until the balance of the fund reaches the paid share capital amount. The capital reserve fund can only be distributed to shareholders as dividends in the form of shares.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g)	Listed equity instruments

The company does not have any equity instruments listed on the stock market.

6.	Abbey

a)	Number of equity instruments held by the Group

The Group holds 1,485,893,636 ordinary fully subscribed and paid shares with a par value of GBP 0.10 each all of which have the same voting and dividend rights.

b)	Capital increases in process

No approved capital increases are in process.

c)	Capital authorised by the shareholders at the Annual General Meeting

The company is authorised to increase share capital, with the approval of the Board of Directors, up to a limit of GBP 175,000,000 (1,750,000,000 ordinary shares), GBP 1,000,000,000 of sterling preference shares (1,000,000,000 shares), USD 10,080,000 of US dollar preference shares (1,008,000,000 shares) and EUR 10,000,000 of euro preference shares (1,000,000,000 shares).

d)	Rights on founder’s shares, “rights” bonds, convertibles debentures and similar securities or right

Abbey has issued GBP 200 million of debentures–10.0625% subordinated debentures convertible into equity – exchangeable for preference shares in sterling with a par value of GBP 1 each, at Abbey’s option. The exchange can be made at any time provided the holders are given notice of between 30 and 60 days.

e)	Specific circumstances that restrict the availability of reserves

Not applicable.

f)	Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander
Central Hispano, S.A., and
Companies Composing
the Santander Group

Directors’ Report for 2005

General background

In 2005 the Santander Group operated in a scenario in which the world economy attained growth rates slightly above 4%. The USA and the emerging Asian countries led by China were once again the most dynamic areas. Latin America, with three consecutive years of solid growth, and Eastern Europe reaped the benefits of this growth. Also noteworthy was the consolidation of the economic recovery in Japan and the signs of improvement in the euro zone. The main threats to the continuation of this expansion are the USA’s foreign trade deficit, the oil market, the situation in the real estate markets in certain economies and consumer confidence.

The US economy grew by 3.5% in 2005, and the indicators show that the growth rate is likely to exceed 4% in early 2006. The Federal Reserve continued to raise the official interest rate to a level of 4.5%, and it is probable that this process will continue given the strength of the economy. Latin America recorded growth of 4% and ended the year with new signs of vitality and improvements in inflation in Mexico and Brazil, which led to further interest rate cuts. Exchange rates appreciated, supported by the positive international background and the main economies’ sound foreign trade positions.

The euro zone grew by 1.4% in the year although the business confidence figures, the labour market situation and the companies’ position point to a further acceleration in the first few months of 2006. Inflation, boosted by energy prices, was 2.4%, above the official 2% target. A fresh increase in the official rate is likely, as a continuation of the rise in November (2.25%). The euro depreciated by 13% against the US dollar to end the year at USD 1.18/EUR.

Spanish GDP growth of 3.4% in 2005 was two points above that of the euro zone and was boosted by consumption, construction and investment in capital goods, which offset the negative contribution from foreign trade. The outlook is for these rates to stabilise, although inflation (4.2% in January) and the foreign trade imbalance are still high. In the UK business activity consolidated the slight revival shown after the summer (annualised growth of 2.5% in the fourth quarter of 2005) thanks to consumption and a firmer real estate industry. Inflation remained around 2%, while the Bank of England’s official interest rate remains at 4.5% after the 0.25 percentage-point cut in August.

Exchange rate fluctuations had a positive impact of approximately four percentage points on the income statement and on the balance sheet as a result of the appreciation of most of the Latin-American currencies.

The 2005 financial statements discussed below were prepared under the new International Financial Reporting Standards (IFRSs). In order to facilitate comparison with prior years the 2004 financial statements were prepared using the new standards.

2005 was the first year in which Abbey’s earnings were consolidated (only the balance sheet was consolidated in December 2004). Accordingly, in this directors’ report the Group’s earnings and balance-sheet data and the details thereof are disclosed including and excluding Abbey, although Abbey’s data are mostly excluded since comparison with an equivalent scope of consolidation provides a more accurate view of the Group in the year.

The key aspects of the year were as follows:

•	The Santander Group obtained record attributed net profit of EUR 6,220 million, up 72.5% on 2004. This is the highest profit ever recorded by a Spanish company.

•
This increase reflects both the effect of the inclusion of Abbey, EUR 811 million, and the net amount of the extraordinary gains and writeoffs recognised in 2005, which had an impact of EUR 1,008 million on attributed net profit. When both are excluded, the Santander Group’s attributed ordinary profit was EUR 4,401 million, an increase of 22.0%.

Consolidated Financial Statements

•
The gains arose from the sale of the investments in The Royal Bank of Scotland, Unión Fenosa and Auna. The gross amount of these gains totalled EUR 2,229 million, of which EUR 658 million were used to amortise early the restructuring costs at Abbey and EUR 608 million for early retirements.

•
Earnings showed a rising trend over the year. Income and net operating income rose on a quarter-by-quarter basis, and ended the year (excluding Abbey) with the highest increases in the year (14% and 18%, respectively).

•
The increase in net operating income was sound and diversified across all areas, both geographically and by business, and was supported by the commercial strength of the segments. Lending increased by 24% and customer funds under management by 20% (including Abbey, by 18% and 14%, respectively).

•
The main management ratios also performed positively in 2005. The efficiency ratio (excluding Abbey) improved by two percentage points from 52.0% to 50.0% (including depreciation and amortisation). All the main European and American units improved significantly in the year. The ratio including Abbey, which also improved its efficiency in 2005, is 52.5%.

•	The non-performing loans ratio reached an all-time low (0.89% compared to 1.00% in December 2004) and the coverage ratio rose by 16 percentage points to 182%.

•	The capital ratios improved in the year, and the core capital ratio was 6.05% at year-end.

•
Return on equity (ROE) was 16.6%, considering the profit from ordinary activities, or 19.9% considering total profit. Comparison with 2004 is affected by the capital increase performed at 2004 year-end to cater for the acquisition of Abbey, although the trend in 2005 was positive and improved quarter by quarter.

•	Earnings per share were EUR 0.9967, showing an increase of 36.8%. Based on the profit from ordinary activities, the increase was 14.7%.

•
In view of these earnings, the Board of Directors will propose to the shareholders at the Annual General Meeting that a dividend of EUR 0.4165 per share, 25% more than in 2004, be paid out of 2005 profit. This dividend represents a payout ratio of 49.98% of the profit from ordinary activities, which is in line with the Group’s remuneration policy, and a yield of 4.21% on the average share price in 2005.

In short, in 2005 the Santander Group expanded its business, strongly increased its profit from ordinary activities, made progress in the integration of Abbey, implemented global projects and undertook new initiatives to strengthen the Group’s position to face new challenges.

Business areas in 2005

The preliminary or geographical segment reporting has four segments: three operating areas (Continental Europe, UK and Latin America), which include all the businesses that the Group carries on in these areas, and Financial Management and Holdings.

In 2005 Continental Europe performed soundly, Abbey exceeded its targets for the year and Latin America maintained high growth rates in business and earnings, mainly in its customer business.

Continental Europe, which contributed 54% of the attributed profit from the Group’s operating areas, recorded a notable increase in income in 2005 due to the sound performance of net interest income, almost flat costs and lower writedown requirements thanks to the effect of high loan quality under IFRSs. All this gave rise to increases of 11.2% in gross income and 19.8% in net operating income and raised attributed profit to EUR 2,984 million, up 38.2% on 2004. These earnings are supported by growth in all the commercial banking units, as well as in the asset management and insurance and the wholesale banking areas.

•
The Santander Network confirmed the trend shown throughout the year of rising growth in net interest income, with an increase of 9.4% over 2004. This performance, combined with strict cost control, enabled net operating income to rise by 17.2%. A reduction in the non-performing loan provisions required raised attributed profit by 44.1% over 2004.

The implementation of the Partenón platform throughout the branch network was completed in October. The full capacity operation of this platform in future quarters will contribute to the sustained improvement in the Network’s operational and commercial efficiency.

•
Banesto recorded increases of 10.2% in net interest income, 18.9% in net operating income and 24.0% in attributed profit. Noteworthy were its strong growth in key business segments and the significant improvements achieved by it in efficiency and risk quality.

•
Santander Consumer Finance maintained high levels of business activity and income throughout 2005, which were reflected in a 32.6% increase in net operating income and a 46.3% rise in attributed profit (up 40.1% on a like-for-like basis).

Santander Consumer Finance performed two transactions in 2005 as part of its strategy of selective expansion: the acquisition of the Norwegian bank Bankia Bank and the alliance with the Portuguese company Soluções Automóvel Globlais (SAG) to jointly develop business activities in Spain and Portugal. This alliance was materialised in January 2006 with the acquisition of 50% of Interbanco.

•
In Portugal the improvement in net interest income and the fees and commissions from commercial banking, together with flat costs, led to an increase of 15.6% in net operating income. Attributed profit grew by 35.7% thanks to the lower needs for provisions. The highlights in terms of business activity were the very good performance of lending, with sharp increases in mortgages, consumer loans and cards.

In its first year as part of the Group, the U.K. (Abbey) contributed attributed profit of EUR 811 million (GBP 555 million), which represents 14% of the Group’s operating areas, and its income and profits increased quarter by quarter.

Abbey had three main targets for 2005: stabilisation of recurring income, savings of GBP 150 million and improvements in sales and commercial productivity. All the targets were exceeded: recurring income increased by 4%, target costs were reduced by GBP 224 million and the main products recorded higher sales than in 2004.

In 2005 Latin America obtained attributed profit of EUR 1,776 million (32% of the amount obtained by the Group’s operating areas), an increase of 20.8% on 2004. This growth was based on a strong boost in business activity and a significant rise in commercial income in the later quarters, which amply exceeded the increase in business expansion costs. Net operating income in US dollars (the functional currency in the area) rose by 31.8% and attributed profit amounted to USD 2,208 million (up 21.0%).

This growth was obtained through a significant improvement in efficiency and the good performance of credit quality. The non-performing loans ratio for the region as a whole fell from 2.94% in 2004 to 1.91% in 2005 and the coverage ratio climbed from 155% to 183%.

•
In 2005 Brazil maintained high rates of customer business, which led to a good performance in commercial business. Conversely, financial business performed weakly due to the hikes in interest rates and the negative slope of the interest rate curve.

Overall income in euros increased by 32.9% and net operating income rose by 42.6% as a result of the lower increase in expenses. The increase in profit before taxes was somewhat lower (up 32.3%) because a special charge of USD 150 million for the early depreciation of technological equipment was recognised in the fourth quarter. Lastly, attributed profit, at EUR 591 million, rose by 3.9% due to the higher tax impact in 2005.

•
Mexico maintained in 2005 the high growth rates in lending and customer funds recorded in 2004. This high growth in customer business and increased interest rates contributed to a significant boost in income, which rose by 22.3% in euro terms, in line with costs, which reflected the increase in overheads and the greater commercial needs. Net operating income rose by 24.1% in euro terms and attributed profit climbed by 16.0% to EUR 376 million.

•
Chile also continued to focus its strategy on profitable growth in its commercial businesses, especially the retail segments, and on increasing customer numbers and products per customer. This strategy gave rise, from the business standpoint, to sharp increases in loans, deposits and mutual funds.

As regards earnings, gross income rose by 22.1% (in euro terms) which, together with contained costs, boosted growth in net operating income (up 29.9%) and attributed profit (up 45.2%), which amounted to EUR 338 million.

Most noteworthy among other countries for their increases in profit were Venezuela (up 38.4% to EUR 133 million) and Colombia (up 81.8% to EUR 40 million), while Argentina continued its recovery in income and earnings and posted a profit of EUR 78 million.

At the secondary or business segment reporting level the following segments are identified: Commercial Banking, Asset Management and Insurance, and Global Wholesale Banking, the sum of which is equal to that of the three geographical operating areas of primary reporting.

Consolidated Financial Statements

The Commercial Banking business, which represents 84% of the total income of the operating areas and 78% of profit before tax, performed well in 2005. Disregarding Abbey’s contribution, the rest of the Group’s commercial banking business recorded growth of 26.1% in net operating income and of 38.3% in profit before tax in 2005. In Continental Europe the increase was 21.3% in net operating income and 39.1% in profit before tax. In Latin America the growth figures, in euros, were 38.2% and 36.2%, respectively, boosted by the lift-off of customer business in the main markets.

In 2005 the Asset Management and Insurance business made progress in its consolidation as a global business: the trade names of the management companies were unified under the Santander Asset Management brand in all the countries and markets where they operate and the Global Insurance Unit was created to bring together the insurance business in Spain and in Latin America.

This segment reported profit before tax of EUR 688 million, which represents 9% of the total profit of the operating areas, with growth of 37.2% on 2004, disregarding Abbey. The total income obtained on products managed from this segment (mutual and pension funds and insurance) amounted to EUR 3,696 million, 62.9% higher than the 2004 figure (excluding Abbey: up 20.3%).

In 2005 Global Wholesale Banking obtained profit before tax of EUR 1,069 million (13% of that of the operating areas), an increase of 21.9%. Income rose by 9.2% over 2004 since it was positively affected by the increased customer business and the realised gains, and adversely affected by the lower contribution from own account treasury activity. Non-performing loan provisions fell as a result of lower traditional financing requirements.

In short, this analysis of the business map shows the efforts made by the Group in 2005 to increase business and income and to boost customer business in all the geographical and business areas where it operates, while controlling expenses and maintaining excellent risk quality.

Group earnings

The Santander Group’s attributed net profit amounted to EUR 6,220 million in 2005, a 72.5% increase on the EUR 3,606 million reported in 2004.

There are three main reasons for this sharp increase:

• Attributed net profit on a like-for-like basis amounted to EUR 4,401 million, an increase of 22.0%.

•
Net profit including Abbey, which contributed EUR 811 million, was EUR 5,212 million, an increase of 44.5% on 2004. This figure (EUR 5,212 million) is the one that best reflects the Group’s income-generating capacity.

•
Lastly, the inclusion of the net difference between realised gains and extraordinary writeoffs, EUR 1,008 million, takes total profit for the year to EUR 6,220 million, an increase of 72.5%, as discussed above.

Following is a more detailed overview of the income statement, excluding the contribution made by Abbey and the net amount of extraordinary gains and writeoffs, for the purpose of facilitating a like-for-like comparison:

Net interest income was EUR 8,603 million, up 13.6% on 2004. It is worth noting that (excluding dividends) the figures increased each quarter. This is because the increase in volume was transferred to a greater degree to income from commercial business due to the greater margin stability.

Net fee and commission income and income from insurance activity increased by 13.2% compared to 2004. Noteworthy by product were the increases in fees from mutual and pension funds (up 15.9%) and insurance (up 30.4%). These increases were the result of higher business volumes and, in certain cases, such as mutual funds, of changes in the business mix.

Income from entities accounted for using the equity method increased by 37.4% to EUR 617 million, mainly due to the larger contribution from Cepsa in 2005.

Accordingly, net commercial income amounted to EUR 14,802 million, an increase of 14.3% on 2004.

The net gains on financial assets and liabilities amounted to EUR 1,218 million, up 10.7%. The trend started in 2004 of a sharp increase in income from the distribution of treasury products to customers was maintained in 2005.

After including net gains on financial assets and liabilities, gross income totalled EUR 16,020 million, 14.0% more than in 2004.

Operating costs (including depreciation and amortisation) rose by 10.3%, basically due to the commercial relaunch taking place in certain countries and the development of new commercial and corporate projects.

All this gave rise to growth in net operating income, excluding Abbey, of 18.3%.

The Santander Group’s net operating income for 2005, including Abbey, amounted to EUR 9,285 million, a year-on-year increase of 39.4%.

The net impairment losses were EUR 1,489 million, most of which related to net provisions to credit loss allowances (EUR 1,297 million). Compared to 2004, the net provisions for credit losses fell by 17.5%. This reduction relates to the general allowance, since the specific allowance increased in line with lending.

The net impairment losses on other assets (EUR 192 million) include the early depreciation of obsolete technological equipment amounting to USD 150 million taken by Brazil in the last quarter.

The net amount of the other income statement lines was negative by EUR 362 million in 2005, compared to EUR 237 million in 2004.

After deducting these writeoffs, ordinary profit before tax amounted to EUR 6,026 million, an increase of 31.5%. The profit attributed to the Group, after taxes and minority interests (excluding Abbey and extraordinary items, as stated above) was EUR 4,401 million, an increase of 22.0%.

Balance sheet

At 2005 year-end, the total funds managed by the Santander Group amounted to EUR 961,953 million, its lending amounted to EUR 443,439 million and the customer funds under management to EUR 680,887 million, representing year-on-year increases of 21.3%, 17.9% and 14.4%, respectively.  Exchange rates had a positive impact of approximately four percentage points. All these amounts include figures relating to Abbey, the balance sheet of which, as discussed above, was consolidated for the first time with the Santander Group at December 31, 2004. In 2005, the UK bank increased lending by 6.4% and customer funds under management by 1.3% (both figures exclude the exchange rate effect).

However, in order to provide an overview of the business data that is more consistent with that provided in the section on earnings, all the comments set forth below exclude Abbey.

The total funds managed by the Group (excluding Abbey) amounted to EUR 658,433 million, a year-on-year increase of 27.3%.

The Group’s gross loans and receivables (excluding Abbey) amounted to EUR 270,698 million, 24% more than in December 2004 (20% excluding the exchange rate effect). By geographical area, Continental Europe recorded overall growth of 19%, and all the main units saw double-digit growth: Santander Network (up 15%); Banesto (up 23%); Portugal (up 13%); and Santander Consumer Finance (up 25%), all excluding the effect of securitisations. Latin America recorded growth of 46% in euro terms (up 20% in local currency), with notable growth in the large countries: 42% in Brazil, 35% in Mexico, excluding the IPAB promissory note and the old mortgage portfolio, and 19% in Chile.

At 2005 year-end, on- and off-balance-sheet customer funds under management, excluding Abbey, amounted to EUR 454,300 million, an increase of 20% on 2004 (14% eliminating the exchange rate effect).

By geographical distribution of the balances, in Continental Europe total customer funds under management rose by 9%. In Spain, on-balance-sheet funds increased by 11%, mutual funds climbed by 4%, and the Group maintained its leadership position in Spain with a market share of net assets of around 25%.  Pension plans increased by 14%.

Total on- and off-balance-sheet customer funds under management in Latin America rose by 42% in euro terms (17% excluding the exchange rate effect). Deposits (excluding repos) recorded double-digit growth in local currency in all countries: Argentina (29%), Brazil and Venezuela (27%), Colombia (24%), Mexico (19%) and Chile (18%). The region-wide increase in mutual funds was 24% (disregarding the exchange rate effect), with Argentina, Mexico, and Brazil standing out. Pension funds also increased in all the countries, with overall growth of 17% (disregarding the exchange rate effect).

At 2005 year-end goodwill, including Abbey, stood at EUR 14,018 million, of which EUR 2,113 million related to Latin America and EUR 11,905 million to Europe. Goodwill was reduced by EUR 1,073 million in 2005 (impact of the valuation of Abbey’s intangible assets).

The Group’s equity under Bank for International Settlements (BIS) criteria amounted to EUR 53,426 million, with an equity cushion over minimum capital requirements of EUR 20,407 million. The Group’s capital ratios improved slightly: core capital was 6.05%, Tier I capital stood at 7.88%, and the BIS ratio was 12.94%.

Consolidated Financial Statements

Risk management

The 2005 Annual Report includes a detailed analysis of the situation, evolution and management of the Group’s various types of risk in the year.

Proposed distribution of profit

A total gross dividend of EUR 0.4165 per share to be paid out of 2005 profit will be proposed for approval by the shareholders at the Annual General Meeting, the detail being as follows: three interim dividends of EUR 0.09296 per share and one of EUR 0.13762 per share. The first three were distributed in August and November 2005 and in February 2006, and the fourth will be paid in May 2006. With this fourth dividend, which, if the proposed distribution of profit to be submitted to the shareholders at the Annual General Meeting is approved, will be the final dividend paid out of 2005 profit, the total dividend will have increased by 25% with respect to that paid out of 2004 profit.

In the first three interim dividends out of 2005 profit, a total of EUR 1,744 million have been distributed, leaving EUR 861 million to be paid on or after the aforementioned date.

Share capital and treasury shares

At December 31, 2005, the Bank’s share capital amounted to EUR 3,127.1 million and consisted of 6,254,296,579 shares of EUR 0.50 par value each, held by 2,443,831 shareholders. No single shareholder has an ownership interest of 10% or more in the Bank’s share capital.

At December 31, 2005, the consolidated Group companies held in their respective portfolios a total of 4,800,711 shares of the Bank, representing 0.077% of its share capital.

In 2005 the consolidated companies acquired 522,543,784 treasury shares, with a par value of EUR 261.3 million, for EUR 5,072.8 million and sold 533,191,864 treasury shares, with a part value of EUR 266.6 million, for EUR 5,211.7 million.

Research and development

In 2005 the Group’s R&D investments and efforts focused on three main areas: technology, global purchasing management, and training.

Technology and information systems are a fundamental part of the development of the Group’s management model and its competitive advantages. In keeping with its global vision, in 2005 the Group devoted its main efforts to the implementation and extension of the technology platforms and to the development of the shared services model, all of which was backed up by efficient technology cost management.

An essential milestone in 2005 was the completion of the Partenón project in the Santander Network in Spain in October 2005, with migration of all the core banking and the branches’ systems to the new platform. This new platform is a much more robust and flexible integrated system that substantially improves the level of service provided by the Bank’s information systems. The on-line error rate, for example, was 0.0001%, at 2005 year-end, thanks to the technical and operational quality of the system. Partenón, together with other deployments made in Europe, constitutes a key step towards the technological convergence of all the Group’s banks.

Another large step towards the convergence of the Group’s platforms was the partial entry into service of the Alhambra project at Banesto in 2005. This development will enable the world of business processes, management systems and user portals on the current platforms, Partenón in Europe and Altair in Latin America, to be renewed enabling the Bank’s work tools to evolve towards a more flexible, user-friendly management environment.

In Latin America, the integration of Banespa’s and Santander Brazil’s systems under the Altair platform was substantially completed and is expected to be completed in full in the first quarter of 2006. At regional level, the Group continued to develop and improve its regional technology management (Altec-Chile, which performs the design, development and maintenance functions) and production centres (Altec-Mexico, which performs the processing functions).

The progress in core banking platforms was made compatible with the development of corporate systems plans, which, on the basis of shared models, constitute the most efficient support for responding to the Group’s global business needs (cards, asset management, insurance, wholesale banking) and its management and control needs (BIS II, risk, MIS, etc.). To ensure correct performance of these functions, a Corporate Operations Unit was created with the aim of improving the efficiency and service quality of daily transactions and reducing operational risk, while at the same time managing the implementation of the new systems.

Also in 2005, investments continued on the development of the shared services model at Group level with a view to providing a better service at lower cost with reduced operational risk. To this end the subsidiaries Ingeniería de Software Bancario, S.L. (Isban) (software development), Produban Servicios Informáticos Generales, S.L. (Produban) (IT production) and Geoban, S.A. (Geoban) (operations) have started to assume certain of these functions formerly performed by other banks and subsidiaries so that they can be deployed on a global basis.

All these developments in 2005 took the total cash outflow relating to technology expenses and investments to around EUR 2,200 million, a decline of 7% compared to 2004.

In 2005 global purchasing management recorded considerable growth. The Global Purchasing Area used common criteria and policies to negotiate purchases amounting to around EUR 2,000 million, which include substantially all purchases for Spain, Portugal, Brazil, Mexico, Chile, Argentina and Venezuela, with management savings that exceeded initial forecasts.

38% of these purchases were made using e-sourcing tools (mainly electronic auction), three times the amount traded in this way in 2004, and this strengthens the transparency and global nature of the Group’s purchasing process. Accordingly, corporate policies and processes are applied throughout the purchasing process.

The Group’s purchasing processes received special recognition in the external appraisal performed with a view to renewing Santander’s membership of the FTSE4Good and DJSI indexes, in which our “Standards for Suppliers” criteria obtained a score of 81%, which is above the average score of the other components.

At the Santander Group Training and Development of Human Resources are strategic tools for value creation in relationships with shareholders, customers and society as a whole. Accordingly, in 2005 the Group redoubled its training efforts, which covered 89% of employees, with more than 5,600,000 training hours and a direct expenditure of 1.38% of payroll expenses.

Noteworthy in 2005 was the entry into service of the “El Solaruco” Corporate Training and Development Centre, located in the Santander Group business campus. Its aims are to foster an integrated global vision of the Group by disseminating its culture and its values, to serve as a place for its professionals to meet and share experiences to enable the corporate vision and objectives to be shared; in short, to contribute to the gradual advance of the organisation and to the growth of the Group.

In response to its various objectives, the Corporate Training Centre is organised as follows:

•
The Executive Development Centre, where the strategic support training for the Group’s executives is carried out and where their career development is driven and monitored. In 2005 80% of the Top 200 executives participated in class training programmes aimed at boosting an integrated global vision of the corporate strategy and facilitating its development in strategic management, innovation and team leadership.

•
The Corporate Integration Centre, which provides on a global level integration processes for professionals who have recently joined the Group, by coordinating corporate training procedures and content. In 2005 more than 500 individuals from various countries participated in the Corporate Integration Programme for Executives, and in each country almost 8,000 people participated in Integration Training Plans specific to their organisation.

•	The Corporate Function Schools for each business area which, in addition to providing technical training, also:

	-	foster common training applicable to the Group’s businesses and corporate functional areas; and

	-	generate a work environment that facilitates the identification of best practices in the Group and outside it, the exchange of experiences and the implementation of improvements.

Consolidated Financial Statements

In 2005 numerous training initiatives aimed at specific aspects of business and professional growth potential were performed, coordinated by the Corporate Training Centre and supported by on-line training as a basic and flexible tool for the Santander Group companies. The most noteworthy activities were as follows:

•
The corporate training programmes devoted to anti-money laundering (46,260 employees participated, more than 11,500 of them in Spain), and programmes providing support for the implementation of new operating processes and information and technology systems, such as Partenón in Spain (more than 25,700 professionals took part and received more than 179,000 hours of training). The latter programme will be continued in 2006 in Portugal and the UK, with the extension of the new platform to Santander Totta and Abbey.

• The actions undertaken to identify, develop and manage individually high growth potential professionals in the Group. Consequently, in 2005, more than 4,000 individuals took part in such processes.

Significant events subsequent to year-end

The significant events of the Santander Group worth noting from January 1, 2006 until the date on which the consolidated financial statements were authorised for issue are as follows:

•
The acquisition of a 50.001% ownership interest in the capital of Interbanco in Portugal as part of the alliance between Santander Consumer Finance and Soluções Automóvel Globlais (SAG) to jointly develop the consumer finance and vehicle financing business in Portugal and the vehicle “renting” business in Spain and Portugal.

•
Through its Puerto Rican subsidiary Santander BanCorp, the Santander Group reached a final agreement to purchase from Wells Fargo & Company the assets and operations of Island Finance in Puerto Rico, a company specialising in consumer finance, which complements and strengthens our growth strategy in this business on the island.

The transaction envisages the acquisition by Santander of all the operations of Island Finance except for its debt and other liabilities, for which the Group will pay a premium of USD 137 million.

Outlook

The macroeconomic outlook for 2006 points to a sustained increase in economic activity at worldwide level underpinned by a wider base than in previous years, with the USA and the emerging Asian countries again leading the way. World growth in 2006 is expected to be around 4% or slightly above, although in the second quarter there may be a slight slowdown due to the gradual hardening of monetary conditions in the main areas, the impact on households of the spike in oil prices, and a certain moderation of asset prices in certain economies.

The US economy will continue to be notably dynamic with growth of 3.3%, in line with its potential, while the Federal Reserve might increase the reference interest rate from 4.5% to 5%. Growth in Latin America in 2006 is expected to be around 4.3%, and fundamentals are expected to perform well (foreign trade surpluses, improved public accounts and contained inflation) enabling these countries’ economies to take advantage of the favourable international background.

In the euro zone, for the first time in several years, the outlook is positive: a recovery in domestic demand supported especially by investment; a stable labour market with emerging signs of improvement; and a good rate of growth in exports. Growth is expected to be around 2% in 2006. Inflation may fall to around 2% provided the tension in the oil market does not increase. In such conditions the European Central Bank is expected to moderately increase the repo rate from 2.25% to 2.75% or slightly above.

The growth rate in Spain will be 3% or slightly above, while inflation may fall to around 3%. Growth in the UK may rise above 2% as a result of higher consumption and the stabilisation of the residential market. With medium-term inflation below 2%, the Bank of England may cut the official interest rate slightly from 4.5% to 4.25%.

Against this backdrop, the Santander Group will continue to focus on profitable growth in 2006, paying particular attention to two basic management areas: firstly, boosting global projects that enable us to extract maximum value from an international group such as ours; and secondly, strengthening our differentiated business portfolio with internal improvement projects (Plan I-08) to attain higher growth rates than our competitors.

The implementation of a more global vision at the Group will enable synergies, best practices and competitive advantages to be harnessed with a two-fold purpose: to generate more income and to improve efficiency. Accordingly, in 2006 we will make further progress in the construction of global business models such as cards, asset management and insurance, as well as all the areas in which management, production or operating synergies can be obtained.

A decisive contribution to this aim will be made by the forecast advances in the Group’s technology which is heading for a single platform in 2010, based on Partenón in Europe (there will be further progress at Abbey, Santander Totta and Santander Consumer in 2006) and Altair in Latin America (which will be completed in 2006 with the inclusion of Brazil). All of the foregoing will be supported by increasingly unified processes and more efficient support services.

Also in 2006 the Group will attempt to harness the potential of a differentiated business portfolio to provide us with growth rates exceeding those of our competitors based on seven pillars: efficiency and technology in retail banking in developed markets; Abbey, as a clear opportunity for growth; our significant presence in the bankarisation process in Latin America; a significant position in consumer business; a more integrated wholesale banking business based on local banks; our ability to harness synergies; and efficient capital allocation.

The potential of our business portfolio will be strengthened by the impact of the 25 major projects under Plan I-08 which, in response to the strategic challenges posed by the market, will provide new business opportunities and, accordingly, additional growth.

The management priorities at the main business units in 2006 are as follows: the Santander Network will focus on boosting the individuals segment in order to increase customer numbers and their ties to the Bank, while at the same time strengthening service quality. Banesto will start to implement its new Master Plan 2006-2008 which was designed to continue to gain market share from its competitors, and improve efficiency and profitability. Both units will strengthen their commercial capacity in Spain in order to attain these targets.

Santander Consumer Finance will focus on taking advantage of the contributions made by its latest acquisitions while progressing towards global management of the business to enable it to achieve increased cost and income synergies, and will remain open to new market opportunities. Portugal will boost its retail capacity in order to continue to gain market share while at the same time endeavouring to increase penetration in companies through improved transactionality.

In the UK, Abbey will start to implement its new three-year Master Plan. The plan, which is aimed mainly at income growth, is supported by a new commercial model with higher sales capacity and a more powerful and efficient technology platform. Notable progress is expected to be made in both these areas in 2006.

In Latin America, the Santander Group will continue to drive the bankarisation process in the region with strong growth in its customer business. With respect to the main countries, in Brazil, in addition to the focus on customer business growth, special attention will be paid to costs and to improving commercial and operating efficiency supported by the new Altair technology platform. Mexico will continue to make investments and actively manage costs and risks, while reaping the benefits of the growth projects in progress. Chile will strengthen its leadership position by maintaining high growth rates and increasing its retail capacity by opening new branches.

Consolidated Financial Statements

The global businesses (Asset Management and Insurance and Wholesale Banking) will continue to move towards a more global integrated approach, enabling the Group to take advantage of its distribution potential in its natural markets and to obtain greater synergies in terms of income and savings. In Asset Management and Insurance, the guidelines prepared by the Global Insurance Unit and Santander Asset Management will be implemented. Most noteworthy in Wholesale Banking will be the extension of the Global Relationship Model, the greater focus on transactionality and on the middle market segment, and the extension of Santander Global Connect to Mexico and Chile.

These actions and strategies offer the Group a sound starting point for facing 2006 with optimism.

Banco Santander Central Hispano, S.A. Balance Sheet as of December 31, 2005
Before allocation of income

Assets			Euros

1.	Cash and balances with central banks		2,657,154,138

2.	Financial assets held for trading		24,060,090,515
	2.4. Debt instruments	9,435,490,531
	2.5. Other equity instruments	2,759,515,029
	2.6. Trading derivatives	11,865,084,956
	Memorandum item: Loaned or in guarantee	6,264,503,236

3.	Other financial assets at fair value through profit or loss		—

4.	Available for sale financial assets		49,942,814,563
	4.1. Debt instruments	49,523,494,572
	4.2. Other equity instruments	419,319,990
	Memorandum item: Loaned or in guarantee	32,186,803,000

5.	Loans and receivables		160,325,954,520
	5.1. Loans and advances to credit institutions	47,238,348,067
	5.2. Money market operations through counterparties	—
	5.3. Loans and advances to customers	107,596,397,601
	5.4. Debt instruments	—
	5.5. Other financial assets	5,491,208,852
	Memorandum item: Loaned or in guarantee	15,763,582,616

6.	Held to maturity investments		—

9.	Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—

10.	Hedging derivatives		1,671,474,486

11.	Non-current assets held for sale		44,366,919
	11.5. Tangible assets	44,366,919

12.	Investments		34,682,610,436
	12.1. Associates	936,306,652
	12.2. Multigroup	—
	12.3. Group	33,746,303,784

13.	Insurance contracts linked to pensions		2,983,762,431

15.	Tangible assets		1,551,160,471
	15.1. For own use	1,547,985,559
	15.2. Investment property	3,174,912
	Memorandum item: Acquired under a finance lease	448,936,060

16.	Intangible assets		472,549
	16.1. Goodwill	—
	16.2. Other intangible assets	472,549

17.	Tax assets		2,946,984,286
	17.1. Current	11,881,077
	17.2. Deferred	2,935,103,210

18.	Prepayments and accrued income		262,644,618

19.	Other assets		571,817,842

Total assets			281,701,307,773

Memorandum accounts

1.	Contingent liabilities		59,565,608,798
	1.1. Financial guarantees	59,565,570,627
	1.2. Assets earmarked for third-party obligations	3,313
	1.3. Other contingent liabilities	34,858

2.	Contingent commitments		46,066,091,084
	2.1. Drawable by third parties	37,054,231,274
	2.2. Other commitments	9,011,859,810

Approved
292	The Chairman
Emilio Botín

Consolidated Financial Statements

Restated Pursuant to the Applicable Laws

Liabilities			Euros

1.	Financial liabilities held for trading		17,174,201,362
	1.5. Trading derivatives	12,059,645,080
	1.6. Short positions	5,114,556,282

2.	Other financial liabilities at fair value through profit or loss		—

3.	Financial liabilities at fair value through equity		—

4.	Financial liabilities at amortised cost		225,048,783,130
	4.1. Deposits from central banks	5,301,030,728
	4.2. Deposits from credit institutions	69,730,090,933
	4.3. Money market operations through counterparties	—
	4.4. Customer deposits	106,977,367,775
	4.5. Debt securities	23,723,494,721
	4.6. Subordinated liabilities	13,858,554,203
	4.7. Other financial liabilities	5,458,244,771

10.	Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—

11.	Hedging derivatives		811,263,361

12.	Liabilities associated with non-current assets held for sale		—

14.	Provisions		8,292,410,303
	14.1 . Provision for pensions and similar obligations	7,617,500,831
	14.2. Provisions for taxes	—
	14.3. Provisions for contingent liabilities and commitments	298,531,220
	14.4. Other provisions	376,378,252

15.	Tax liabilities		193,011,016
	15.1. Current	—
	15.2. Deferred	193,011,016

16.	Accrued expenses and deferred income		629,016,919

17.	Other liabilities		531,153,142
	17.1. Social works fund	—
	17.2. Other	531,153,142

18.	Equity having the substance of a financial liability		—

Total liability			252,679,839,233

2.	Valuation adjustments		(32,543,239)
	2.1. Available-for-sale financial assets	(39,475,773)
	2.3. Cash flows hedges	6,932,534

3.	Own funds		29,054,011,780
	3.1. Capital or allocation fund	3,127,148,290
	3.1.1. Issued	3,127,148,290
	3.1.2. Pending unrequired disbursement (-)	—
	3.2. Share premium	20,370,127,731
	3.3. Reserves	4,632,876,372
	3.3.1. Accumulated reserves	4,632,876,372
	3.3.2. Remaining	—
	3.4. Other equity instruments	63,048,946
	3.4.1. Equity component of compound financial instruments	34,976,966
	3.4.2. Other	28,071,980
	3.5. Treasury shares	(154)
	3.6. Participating quotas and associated funds (savings banks)	—
	3.7. Income for the year	2,605,008,826
	3.8. Dividends and remuneration	(1,744,198,230)

Total equity			29,021,468,541

Total memorandum accounts			281,701,307,773

Second Vice-Chairman and CEO Alfredo Sáenz	The General Controlller José Tejón	293

Banco Santander Central Hispano, S.A. Income Statement as of December 31, 2005
Banco Santander Central Hispano, S.A. Income Statement

			Euros

1.	Interest and similar income		8,046,871,693

2.	Interest expense and similar charges		6,852,627,257
	2.1. Return on equity having the substance of a financial liability	—
	2.2. Other	6,852,627,257

3.	Income from equity securities		2,035,468,477
	3.1. Investments in associated companies	46,219,424
	3.2. Investments in multigroup companies	—
	3.3. Investmens in Group companies	1,854,133,917
	3.4. Other capital instruments	135,115,135

A) Net interest income			3,229,712,913

5.	Fee and commission income		1,735,586,493

6.	Fee and commission expense		191,664,213

8.	Gain/losses on financial assets and liabilities (net)		617,919,538
	8.1. Held for trading	396,243,926
	8.2. Other financial instruments at fair value through profit or loss	—
	8.3. Available-for-sale financial assets	71,410,132
	8.4. Loans and receivables	43,746,916
	8.5. Other	106,518,564

9.	Exchange differences (net)		159,840,188

B) Gross income			5,231,714,542

12.	Other operating income		58,681,147

13.	Personnel expenses		1,478,458,234

14.	Other general administrative expenses		827,368,050

15.	Depreciation and amortization		158,654,114
	15.1. Tangible assets	158,648,230
	15.2. Intangible assets	5,884

16.	Other operating expenses		82,809,544

C) Net operating income			2,743,105,748

17.	Impairment losses (net)		(147,535,688)
	17.1. Available-for-sale financial assets	53,004,555
	17.2. Loans and receivables	(126,450,115)
	17.3. Held to maturity investments	—
	17.4. Non-current assets held for sale	(1,165,951)
	17.5. Holdings	(60,590,712)
	17.6. Tangible assets	—
	17.7. Goodwill	—
	17.8. Other intangible assets	—
	17.9. Other assets	(12,333,466)

18.	Provisions (net)		561,883,377

21.	Other gains		602,564,499
	21.1. Gains on disposal of tangible assets	22,198,122
	21.2. Gains on disposal of investments	526,424,164
	21.3. Other	53,942,213

22.	Other losses		30,620,666
	22.1. Gains on disposal of tangible assets	4,990,177
	22.2. Gains on disposal of investments	4,715,918
	22.3. Other	20,914,570

D) Profit before taxes			2,605,630,516

23.	Income tax		621,690

24.	Obligatory allocation to social works and funds		—

E) Profit from ordinary activities			2,605,008,826

25.	Profit from discontinued operations (net)		—

F) Net income for the year			2,605,008,826

Consolidated Financial Statements

Proposed Distribution on Income	Euros

Income for the year	2,605,630,516

Less:
Provision for corporate income tax	621,690

Net income	2,605,008,826

Distribution
Legal reserves	—

Voluntary reserves	94,301

Dividend	2,604,914,525

Banco Santander Central Hispano, S.A. Balance Sheet as of December 31, 2005
After allocation of income

Assets			Euros

1.	Cash and balances with central banks		2,657,154,138

2.	Financial assets held for trading		24,060,090,515
	2.4. Debt instruments	9,435,490,531
	2.5. Other equity instruments	2,759,515,029
	2.6. Trading derivatives	11,865,084,956
	Memorandum item: Loaned or in guarantee	6,264,503,236

3.	Other financial assets at fair value through profit or loss		—

4.	Available for sale financial assets		49,942,814,563
	4.1 . Debt instruments	49,523,494,572
	4.2. Other equity instruments	419,319,990
	Memorandum item: Loaned or in guarantee	32,186,803,000

5.	Loans and receivables		160,325,954,520
	5.1 . Loans and advances to credit institutions	47,238,348,067
	5.2. Money market operations through counterparties	—
	5.3. Loans and advances to customers	107,596,397,601
	5.4. Debt instruments	—
	5.5. Other financial assets	5,491,208,852
	Memorandum item: Loaned or in guarantee	15,763,582,616

6.	Held to maturity investments		—

9.	Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—

10.	Hedging derivatives		1,671,474,486

11.	Non-current assets held for sale		44,366,919
	11.5. Tangible assets	44,366,919

12.	Investments		34,682,610,436
	12.1. Associates	936,306,652
	12.2. Multigroup	—
	12.3. Group	33,746,303,784

13.	Insurance contracts linked to pensions		2,983,762,431

15.	Tangible assets		1,551,160,471
	15.1. For own use	1,547,985,559
	15.2. Investment property	3,174,912
	Memorandum item: Acquired under a finance lease	448,936,060

16.	Intangible assets		472,549
	16.1. Goodwill	—
	16.2. Other intangible assets	472,549

17.	Tax assets		2,946,984,286
	17.1. Current	11,881,077
	17.2. Deferred	2,935,103,210

18.	Prepayments and accrued income		262,644,618

19.	Other assets		571,817,842

Total assets			281,701,307,773

Memorandum accounts

1.	Contingent liabilities		59,565,608,798
	1.1. Financial guarantees	59,565,570,627
	1 .2. Assets earmarked for third-party obligations	3,313
	1.3. Other contingent liabilities	34,858

2.	Contingent commitments		46,066,091,084
	2.1. Drawable by third parties	37,054,231,274
	2.2. Other commitments	9,011,859,810

296		Approved The Chairman Emilio Botin

Consolidated Financial Statements

Restated Pursuant to the Applicable Laws

Liabilities			Euros

1.	Financial liabilities held for trading		17,174,201,362
	1.5. Trading derivatives	12,059,645,080
	1.6. Short positions	5,114,556,282

2.	Other financial liabilities at fair value through profit or loss		—

3.	Financial liabilities at fair value through equity		—

4.	Financial liabilities at amortised cost		225,048,783,130
	4.1. Deposits from central banks	5,301,030,728
	4.2. Deposits from credit institutions	69,730,090,933
	4.3. Money market operations through counterparties	—
	4.4. Customer deposits	106,977,367,775
	4.5. Debt securities	23,723,494,721
	4.6. Subordinated liabilities	13,858,554,203
	4.7. Other financial liabilities	5,458,244,771

10.	Changes in the fair value of hedged items in portfolio hedges of interest rate risk		—

11.	Hedging derivatives		811,263,361

12.	Liabilities associated with non-current assets held for sale		—

14.	Provisions		8,292,410,303
	14.1 . Provision for pensions and similar obligations	7,617,500,831
	14.2. Provisions for taxes	—
	14.3. Provisions for contingent liabilities and commitments	298,531,220
	14.4. Other provisions	376,378,252

15.	Tax liabilities		193,011,016
	15.1. Current	—
	15.2. Deferred	193,011,016

16.	Accrued expenses and deferred income		629,016,919

17.	Other liabilities		1,391,869,437
	17.1 . Social works fund	—
	17.2. Other	1,391,869,437

18.	Equity having the substance of a financial liability		—

Total liabilities			253,540,555,527

2.	Valuation adjustments		(32,543,239)
	2.1 . Available- for- sale financial assets	(39,475,773)
	2.3. Cash flows hedges	6,932,534

3.	Own funds		28,193,295,485
	3.1. Capital or allocation fund	3,127,148,290
	3.1.1. Issued	3,127,148,290
	3.1.2. Pending unrequired disbursement (-)	—
	3.2. Share premium	20,370,127,731
	3.3. Reserves	4,632,970,673
	3.3.1. Accumulated reserves	4,632,970,673
	3.3.2. Remaining	—
	3.4. Other equity instruments	63,048,946
	3.4.1. Equity component of compound financial instruments	34,976,966
	3.4.2. Other	28,071,980
	3.5. Treasury shares	(154)
	3.7. Income for the year	—
	3.8. Dividends and remuneration	—

Total equity			28,160,752,245

Total memorandum accounts			281,701,307,773

Second Vice-Chairman and CEO Alfredo Sáenz	The General Controller José Tejón	297

Appendix

Compliance	299
Prevention of money-laundering	300
Historical data 1995-2005	302
General Information	304

Appendix

1.	Compliance

The guiding principle of Grupo Santander activity is the defence of its integrity and reputation and strict compliance with all standards and regulations, on the basis of ethical standards in the markets where it operates. Putting this commitment into practice requires a strong corporate culture at all levels, as well as the establishment and constant updating of a series of policies, procedures, codes of conduct and internal controls.

The Group has defined Compliance as the functiondelegated by senior management responsible for aligning the organizational structure with the regulatory framework. This entails converting laws, regulations and ethical standards into operational procedures and specific training activities, minimizing the probability of irregularities, ensuring that any of these are always identified, reported and immediately corrected, and providing evidence to the regulators that the institution’s organization, procedures and means are consistent with its activity and are constantly updated.

As well as the prevention of money-laundering, which is dealt with separately in the following section, Compliance is also responsible for developing internal codes of conduct and control, approving new products and services, meeting the information requirements of the supervisory bodies and supervision so that the Group can disseminate institutional information in the markets transparently and in accordance with the regulators’ requirements.

The activities carried out during 2005 in this area were as follows:

Regarding the development and control of codes of conduct, a new internal code regulating the analysis and publication of stock market reports was approved, a procedure was drawn up for verifying that the conditions of the Group’s long-term issues for retail investors are market ones (in accordance with the requirements of the National Securities Market Commission) and the necessary steps were taken to fulfil Royal Decree 1333/2005 on market abuse (mainly training sessions to learn what constitutes market manipulation). Of note was that most of the obligations introduced by this Royal Decree are already being complied with internally, and as a result it was not necessary to change Grupo Santander’s Code of Conduct in the Securities Markets approved in July 2003.

As regards the approval of new products and services, the Procedures Manual for the retail marketing of investment products was changed during 2005 and extended to include, among other things, insurance- investment products. The New Products Committee and the Office of the Procedures’ Manual stepped up their activity significantly - the number of products they reviewed was 80% and 43%, respectively, higher than in 2004 (page 161).

The main developments in the disclosure of institutional information to markets came from the listing in two new stock markets (London and Mexico), whose requirements have to be combined now with those prevailing in the markets where the share has been listed until now, and in accordance with the Circular of the National Securities Market Commission on the need to announce ahead of time the meetings that the Company holds with analysts and investors, and release the contents of these meetings. Meanwhile, Compliance Management continues to develop its functions, publishing material facts (53 in 2005), attending to the information requirements of supervisors and ensuring compliance with the requirements of Spain’s regime for transparent information, whose maximum instrument is the Annual Report on Corporate Governance already mentioned in another section of this Annual Report (pages 48 to 71).

All these new developments required training programmes for executives and other people subject to the codes of conduct. Of note among the training activities, were four specific sessions just for Directors.

The significant rise in activity also required an increase in the staffof Compliance Management.

Lastly, the Committee for Complying with Regulations held six meetings in 2005. Compliance Management is constantly reporting to the Board of Directors through the Audit and Compliance Committee. The head of Compliance participated in seven of the Committee’s 11 meetings.

2.	Prevention of money-laundering

Policies and procedures

The website http://www.gruposantander.com/pagina/indice/0,,812_1_2,00.html sets out the Group’s policies and procedures for the prevention of money-laundering.

Introduction

Grupo Santander, aware of the importance for advanced societies of fighting money-laundering and the financing of terrorism, is redoubling its commitment to co-operate with governments and authorities in all countries where it operates. It is strengthening its policies and procedures at the global level and applying them in all its units and subsidiaries, in line with the strictest guidelines and mandates of the Financial Action Task Force (FATF), the Basle Banking Supervision Committee, the ED Directive on Money-Laundering and the US Patriot Act.

Activities in 2005

Organisation. The organisation for prevention is still a pyramid-shaped structure involving the whole of Grupo Santander. At the top of it is the Analysis and Resolution Committee which defines the policies and general objectives. The Central Department for the Prevention of Money-laundering is responsible for implementing, co-ordinating and globally supervising the system. Below it is staff responsible for prevention systems in their respective sphere (business areas, units, branches and accounts).

This central organisation is replicated in all countries. During 2005 the necessary steps were taken to integrate into the Group’s money-laundering prevention system all of Abbey’s units and subsidiaries. Measures were also taken regarding the new units of Santander Consumer Finance in Poland, Norway, the Netherlands and Sweden. The whole prevention system at Grupo Santander throughout the world is subject to the policies, control and direct supervision of the parent bank in Spain.

Rules and internal policies. Grupo Santander has a full range of internal rules for the prevention of money-laundering: the Retail Banking Manual (general); the Private Banking Manual (for its units and business areas) and the Correspondent Banking Manual. These manuals were updated twice during 2005, the last time in October, in order to bring them into line with new international standards.

Procedures for knowing customers. There are strict procedures in all units for complying with “get to know your customer” policies as this is the cornerstone for prevention of money-laundering and of the financing of terrorism. The regulation for establishing relations with “politically exposed persons” (PEPs) was standardised at the Group level during 2005. Rigorous protocols for detection, identification and prior authorisation were established.

Procedures for analysing and controlling operations. In order to control and analyse risk transactions, Grupo Santander has designed and developed complex corporate software. On the basis of the size and particular features of the business, our units have decentralised analysis tools in branches; centralised analysis by money-laundering prevention units; for correspondent banks; direct banking and control of those involved.

Appendix

This was one of the main aspects to which we devoted the most attention during 2005. The roll out of BlanCa II (corporate tool of centralised control) was completed in Mexico, Venezuela and Chile and this is scheduled to happen in the rest of the units in 2006. This tool has enabled us to increase the scope of reviews by incorporating the profiles of each customer. When these profiles change they are analysed at a centralised level, thereby complementing the decentralised analysis by each business unit. This mixed model, which covers all transactions and involves everyone, is unique among financial institutions of our size.

Training. One of the obligations in the regulations of all countries is to train employees in techniques that enable them to detect and prevent potential money-laundering transactions. All our Group’s units receive training and all the staff within them. The teaching material is of a corporate nature and training is given by experts. Specialised training actions have also been developed for certain areas, such as private and correspondent banking.

A total of 46,260 employees received 144,342 hours of training in all the different levels (awareness, strengthening and updating and specialisation).

Global supervision of the system. Grupo Santander’s prevention system is under constant renewal. The Central Department for the Prevention of Money-laundering,

whose main function is to implement policies and procedures globally, also directly supervises activities. During 2005 it reviewed and issued reports on 60 units and/or subsidiaries. The total number of reviews carried out by prevention units in other countries was 74.

Over and above this, the Internal Auditing Division, through its regular tests, globally reviews policies, rules and procedures, ensuring their compliance and that they are in line with the latest regulations. This work was very thorough during 2005.

Lastly, the Group’s units are subject to review by the various supervision bodies of each country and those that were examined received a good rating.

Co-operation with the authorities. The data for this section reflects the high level of activity, the results obtained and Grupo Santander’s commitment to co- operate with the authorities. A total of 12,639 investigations into customers and suspicious transactions were opened, of which 2,599 were reported to the authorities of the respective countries.

Conclusions. The prevention of money-laundering is a very important part of Grupo Santander’s culture. In this sphere, we are one of the groups in the vanguard of the financial system, which in some countries distinguishes us from our competitors.

Summary of the main indicators of activity

	Subsidiaries reviewed	Number of files investigated	Operations communicated to the authorities	Number of employees trained

Spain	25	1,470	225	11,507

Abroad	102	9,501	2,339	34,122

International Private Banking	7	1,668	35	631

Total	134	12,639	2,599	46,260

Historical data 2005-1995

	With IFRS			Without IFRS

	2005		2004	2004	2003	2002
	Mill. US$	Mill. euros	Mill. euros	Mill. euros	Mill. euros	Mill. euros

Balance sheet

Total assets	954,503	809,107	664,486	575,398	351,791	324,208

Net customer loans	514,147	435,829	369,350	335,208	172,504	162,973

Customer funds under management	803,242	680,887	595,380	538,042	323,901	304,893

On-balance sheet	622,930	528,041	466,865	398,047	214,998	211,555

Off-balance sheet	180,312	152,846	128,515	139,995	108,903	93,338

Shareholders’ equity	42,281	35,841	32,111	32,058	18,364	17,594

Total managed funds	1,134,815	961,953	793,001	715,393	460,693	417,546

Income statement

Net interest income	13,049	10,493	7,576	8,636	7,958	9,359

Gross operating income	24,630	19,807	14,055	14,198	13,128	14,004

Net operating income	11,546	9,285	6,662	6,545	5,721	5,566

Income before taxes	10,140	8,154	4,581	4,435	4,101	3,509

Attributable income to the Group	7,735	6,220	3,606	3,136	2,611	2,247

	2005		2004	2004	2003	2002
	US$	euros	euros	euros	euros	euros

Per share data(*)
Attributable income	1.2394	0.9967	0.7284	0.6307	0.5475	0.4753

Dividend	0.4913	0.4165	0.3332	0.3332	0.3029	0.2885

Price	13.15	11.15	9.13	9.13	9.39	6.54

Market capitalization (millions)	82,267	69,735	57,107	57,102	44,775	31,185

Note: 2004 and 2005 data include Abbey. In 2004 only in balance sheet.
All pre-1999 figures are proforma and basically correspond with the aggregate of the Santander and BCH Groups, excluding per share data.

(*).-	Figures adjusted to stock splits and capital increases. Euro/ US$= 1,1797 (balance sheet) and 1,2435 (income statement)

Appendicies

Without IFRS

2001 Mill. euros	2000 Mill. euros	1999 Mill. euros	1998 Mill. euros	1997 Mill. euros	1996 Mill. euros	1995 Mill. euros

358,138	348,928	256,438	235,805	226,715	188,823	166,372

173,822	169,384	127,472	112,383	101,113	78,480	66,051

331,379	303,098	232,232	201,796	187,412	136,723	115,756

236,132	214,450	153,757	132,291	135,976	101,400	95,676

95,247	88,648	78,476	69,505	51,436	35,324	20,079

19,128	17,798	8,026	8,778	6,334	5,992	5,668

453,384	437,576	334,914	305,309	278,151	224,147	186,451

10,257	8,290	6,670	6,190	4,982	4,080	3,751

15,564	13,005	10,127	9,320	7,759	6,152	5,512

5,944	4,689	3,479	2,949	2,355	1,701	1,427

4,237	3,774	2,716	2,154	1,748	1,288	1,031

2,486	2,258	1,575	1,250	923	716	530

2001 euros	2000 euros	1999 euros	1998 euros	1997 euros	1996 euros	1995 euros

0.5447	0.5369	0.4294	0.3816	0.3396	0.2644	0.2314

0.2885	0.2735	0.2275	0.1883	0.1803	0.1503	0.1382

9.41	11.40	11.24	8.48	7.65	4.17	3.05

43,845	51,987	41,226	31,035	21,963	11,260	8,268

General Information

Banco Santander Central Hispano, S.A.

The parent bank of the Santander Group was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875, recorded in the Mercantile Registry (Finance Section) of the Government of the Province of Santander, on folio 157 and following, entry number 859. The Bank’s by-laws were amended to conform with current legislation regarding limited liability companies. This amendment was registered on June 8, 1992, and entered in the Mercantile Registry of Santander (volume 448, general section, folio 1, page 1,960).

The Bank is also recorded in the Special Registry of Banks and Bankers 0049, and its fiscal identification number is A- 39000013. It is a member of the bank Deposit Guarantee Fund

Registered Office

The corporate by-laws and additional public information regarding the company may be inspected at its registered office at Paseo de la Pereda, numbers 9 to 12, Santander.

Operational Headquarters

Santander Group City
Avda. de Cantabria s/n
28660 Boadilla del Monte
Madrid (Spain)

General Information

Telephones: 902 11 22 11
Telephones: (+34) 91 659 75 17

Shareholder’s Office

Santander Group City
Edificio Pampa, Planta Primera
Avenida de Cantabria, s/n.
28660 Boadilla del Monte
Madrid (Spain).
Telephones: 902 11 17 11 - +34 91 526 96 97

Investor Relations

Santander Group City
Edificio Pereda, 1a planta
Avda. de Cantabria s/n
28660 Boadilla del Monte
Madrid (Spain).
Telephones: 91 259 65 20/91 259 65 14
Telephones: +34 91 259 65 20 / +34 91 259 65 14

Customer Attention Department

Santander Group City
Avda. de Cantabria s/n
28660 Boadilla del Monte
Madrid (Spain).
Telephones: 91 257 30 80
Fax: 91 254 10 38
atenclie@gruposantander.com

Ombudsman

Mr. José Luis Gonez-Degano.
PO Box 1401 9
28080 Madrid (Spain).

Corporate website
www.gruposantander.com

This report was printed on ecology-friendly paper and has been produced using environmentally friendly processes.
© April 2006, Grupo Santander

Design: See the change

Photographs: Grupo Santander archive, Getty Images, Javier Vazquez, Fernando Lopez, Marta Guitart, Jaime Guitart

Printing: Litofinter, S.A.

Deposito Legal: M-14.606-2006

www.gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 26, 2006	By:	/s/ José Antonio Alvarez

	Name:	José Antonio Alvarez
	Title:	Executive Vice President